中策集團有限公司
China Strategic Holdings Limited

03037378

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

10th November, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED NOV 12 2003 WASH. D.C. 188 SECTION

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 8th August, 2003 in relation to the recent increases in trading volume and price of the shares of the Company;
2. Joint announcement dated 11th August, 2003 in relation to the extension of time for despatch of the Offeree Document; and
3. Joint announcement dated 25th August, 2003 in relation to the despatch of the Offeree Document;
4. Announcement dated 27th August, 2003 in relation to the unaudited interim results of MRI Holdings Limited, a 57.26% owned subsidiary of the Company;
5. Joint announcement dated 9th September, 2003 in relation to the result of the unconditional cash offers for shares and warrants of China Strategic Holdings Limited by Paul Y. – ITC Construction Holdings Limited and Hanny Holdings Limited;
6. Announcement dated 25th September, 2003 in relation to the interim results for the six months ended 30th June, 2003;
7. Circular dated 26th August, 2003 in relation to the Offerors;
8. Interim Report dated 25th September, 2003; and
9. Forms SC1 dated 24th September, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

File No. 82-3596

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Directors wish to state that save for (i) the joint announcement dated 8 July 2003 regarding the CSH Offer; (ii) the joint announcement dated 21 July 2003 regarding the increase in the offer price; and (iii) the proposed disposal by Ananda Wing On (an associated company in which the Company has indirect control) of its 49.3% interest in Rosedale, the proposed group reorganization of Rosedale and the two possible offers to the Rosedale Shareholders as detailed in a joint announcement of, inter alia, Ananda Wing On and Rosedale of even date, they are not aware of any reasons for recent increases in trading volume and price of the shares of the Company.

At the request of the Directors, trading in the securities of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003. Application has been made to the Stock Exchange for resumption of trading in the securities of the Company with effect from 9:30 a.m. on 11 August 2003.

Reference are made to (i) the joint announcement dated 8 July 2003 regarding the CSH Offer; (ii) the joint announcement dated 21 July 2003 regarding the increase in the offer price; and (iii) the joint announcement dated 8 August 2003 issued by Rosedale, Ananda Wing On, Apex and the Offeror regarding: (a) a proposed group reorganisation, capital reorganisation, change of board lot size, and change of name of Rosedale; (b) possible unconditional voluntary offer for the shares in Apex; (c) possible conditional mandatory offer for the shares in Rosedale; and (d) possible major and connected transactions for Ananda Wing On.

The Directors announce that they have been informed by the directors of Rosedale and Ananda Wing On (both associated companies of the Company) that:

(i) **Rosedale Group Reorganisation**

Ananda Wing On has requested the directors of Rosedale to put forward a proposal to its shareholders to effect the Rosedale group reorganisation which, if approved and implemented, will result in:-

(a) Rosedale continuing as a public listed company concentrating on business other than hotel and leisure-related business which the Rosedale group has engaged in the past including property investment and development in the PRC;

(b) Apex holding principally all assets and liabilities of the Rosedale group in relation to the hotel and leisure-related business; and

(c) the Rosedale Shareholders whose names appear on the register of members of Rosedale on the Record Date receiving by way of distribution in specie of Apex Shares on a one Apex Share for one consolidated Rosedale Share basis.

(ii) **Apex Offer**

Upon completion of the Rosedale group reorganisation, Ananda Wing On and the Company will be beneficially interested in 136,666,666 Apex Shares and 62,821,662 Apex Shares respectively, representing approximately 49.3% and 22.6% respectively of the expected issued share capital of Apex. Subject to the fulfillment of the other condition precedent, Apex offer will be made by Tai Fook Securities Company Limited on behalf of a wholly-owned subsidiary of Ananda Wing On to all the Apex Shares other than those already owned by Ananda Wing On and parties acting concert with it (including the Company) at HK$0.26 per Apex Share in cash.

The directors of the Company have irrevocably undertaken to the wholly-owned subsidiary of Ananda Wing On that the subsidiaries of the Company which will be the holders of the Apex Shares will not accept the Apex offer in respect of the Group's beneficial interest in 62,821,662 Apex Shares, representing approximately 22.6% of the expected issued share capital of Apex.

(iii) **Rosedale Offer**

Ananda Wing On entered into the Rosedale Share Sale Agreement with the Offeror on 9 July 2003. The Offeror is a company incorporated in the British Virgin Islands with limited liability and beneficially wholly-owned by Mr. Chan Yeung Nam. Both the Offeror and Mr. Chan Yeung Nam are independent third parties not connected with any of directors, substantial shareholders or chief executive of the Company or any of its subsidiaries or any of their respective associate. Pursuant to the Rosedale Share Sale Agreement, Ananda Wing On agreed to dispose of its entire shareholding in Rosedale, being 1,366,666,666 Rosedale Shares, representing approximately 49.3% of the issued share capital of Rosedale, to the Offeror. Upon the completion of the Rosedale Share Sale Agreement, the Offeror will hold 1,366,666,666 Rosedales Shares or approximately 49.3% of the issued share capital of Rosedale. Pursuant to the Takeovers Code, the Offeror will be obliged to make a mandatory conditional cash offer to the Rosedale Shareholders, which offer will be made by Kingston Securities Limited on behalf of the Offeror for all Rosedale Shares other than those already owned by the Offeror and parties acting concert with it at HK$0.0644 per Rosedale Share.

For details of the above transactions, please refer to the Joint Announcement.

Although the Company and its Directors are not involved in the discussion or negotiation of the Rosedale Group Reorganisation, the Apex Offer, the Rosedale Share Sale Agreement or the Rosedale Offer, the Company is regarded as a concert party of Ananda Wing On due to its indirect controlling interest in it. The chart below shows in summary form the relationships between the Company, Ananda Wing On and Rosedale.


Public Rosedale Shareholders
the Company (Note 1)
Public Shareholders
28.1%
22.6%
55.2%
44.8%
China Enterprises Limited (Note 2)
Public Shareholders
32.2%
67.8%
Ananda Wing On (Note 1)
49.3%
Rosedale (Note 1)

Notes:
1. Listed on the Stock Exchange.
2. Traded on the OTC (over-the counter) Bulletin Board in the United States of America.

The Rosedale group reorganisation is not expected to have any material impact on the Company save that based on the Group's direct shareholding interest of 22.6% in Rosedale, it will receive 62,821,662 Apex Shares upon completion of the Rosedale group reorganisation. The Company has irrevocably undertaken not to assent to the Apex Offer in respect of its 62,821,662 Apex Shares to be distributed to its subsidiaries by Rosedale. Upon completion of the Apex offer, Apex will become an associated company of the Company. The Company intends to keep the Apex Shares for medium to long term investment purpose, which investment will diversify the investment portfolio of the Group.

As for the Rosedale offer, the Company holding 628,216,620 Rosedale Shares, has not given any undertaking to accept or reject the Rosedale offer.

The Directors have noted the recent increases in trading volume and price of the shares of the Company. Saved for (i) the joint announcement dated 8 July 2003 regarding the CSH Offer; (ii) the joint announcement dated 21 July 2003 regarding the increase in the offer price; and (iii) the proposed disposal by Ananda Wing On (an associated company in which the Company has indirect control) of its 49.3% interest in Rosedale, the proposed group reorganization of Rosedale and the two possible offers to the Rosedale Shareholders as detailed in a joint announcement of, inter alia, Ananda Wing On and Rosedale of even date, the Directors are not aware of any reasons for such fluctuation. The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

At the request of the Directors, trading in the securities of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 11 July 2003. Application has been made to the Stock Exchange for resumption of trading in the securities of the Company with effect from 9:30 a.m. on 11 August 2003.

DEFINITIONS

"Ananda Wing On"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Apex"	Apex Quality Group Limited, a company incorporated in the British Virgin Islands with limited liability and currently a wholly-owned subsidiary of Rosedale
"Apex Shares"	ordinary shares of US$1.00 each in the issued share capital of Apex, the par value of which will be reduced to US$0.2 each
"associate(s)"	the meaning ascribed to its under the Listing Rules
"Board"	the board of Directors
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"CSH Offer"	the mandatory conditional cash offer to be made by Kingsway SW Securities Limited, on behalf of Calisan Developments Limited and Well Orient Limited, to acquire all the issued shares and warrants, other than the shares and warrants presently owned by Calisan Developments Limited and Well Orient Limited and parties acting in concert with them, and to cancel all outstanding options
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Joint Announcement"	joint announcement issued by, inter alia, Ananda Wing On, Rosedale, the Offer and Apex regarding the Rosedale group reorganisation, capital reorganisation, the Apex offer, the Rosedale Share Sale Agreement and the Rosedale offer
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offeror"	Velocity International Limited, a company incorporated in the British Virgin Islands with limited liability and beneficially wholly-owned by Mr. Chan Yeung Nam
"PRC"	the People's Republic of China
"Record Date"	the record date, to be fixed, to determine entitlements to the distribution in specie of the Apex Shares by Rosedale
"Rosedale"	Rosedale Hotel Group Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Rosedale Share(s)"	ordinary share(s) of US$0.02 each in the issued share capital of Rosedale
"Rosedale Share Sale Agreement"	a sale and purchase agreement date 9 July 2003 entered into between the Offeror and Ananda Wing On for the acquisition by the Offeror of 1,366,666,666 Rosedale Shares from Ananda Wing On, which shares represented approximately 49.3% of the issued share capital of Rosedale as at the date of the Rosedale Share Sale Agreement
"Rosedale Shareholder(s)"	holder(s) of Rosedale Shares or Consolidated Rosedale Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

By order of the Board
China Strategic Holdings Limited
Chan Kwok Keung, Charles
Chairman

Hong Kong, 8 August 2003

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Unconditional cash offer by

匯富集團

Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Delay in despatch of the Offeree Document, extension of the Offer Period and mandatory offer becoming unconditional

Financial Adviser to Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited

匯富集團

Kingsway Capital Limited

Independent financial adviser to the Independent Board Committee

第一上海
FIRST SHANGHAI CAPITAL LTD.

First Shanghai Capital Limited

Extension of time for despatch of the Offeree Document

The Offeree Document, which contains, inter alia, letter from the China Strategic Board, letters from the Independent Board Committee and First Shanghai Capital Limited, the independent financial adviser to the Independent Board Committee, in respect of the Offers, was originally expected to be despatched on or before 12 August 2003.

As China Strategic needs more time to finalise the financial figures to be disclosed in the Offeree Document, the Offeree Document is now expected to be despatched on or before 26 August 2003.

The Offers have become unconditional

The Offers have become unconditional on 11 August 2003 and will remain open for acceptance for not less than 14 days after the despatch of the Offeree Document which is expected to be despatched on or before 26 August 2003. Further announcement in relation to the Offer Period will be made in due course.

Reference is made to the joint announcements issued by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic on 8 July 2003 and 21 July 2003, and the offer document ("Offer Document") issued by Paul Y. - ITC and Hanny on 29 July 2003. Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless otherwise defined.

Extension of time for the despatch of the Offeree Document

Following the despatch of the Offer Document to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder on 29 July 2003, pursuant to Rule 8.4 of the Takeovers Code, the Offeree Document regarding the Offers is required to be despatched by China Strategic to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder within 14 days of the date of issue of the Offer Document.

As China Strategic needs more time to finalise the financial figures to be disclosed in the Offeree Document, the Offeree Document will therefore not be available for despatch to the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder on or before 12 August 2003.

Accordingly, with the consent of Calisan Developments Limited and Well Orient Limited, China Strategic has applied to the Executive for an extension of time for despatch of the Offeree Document to on or before 26 August 2003.

The Offeree Document, which contains, inter alia, letter from the China Strategic Board, letters from the Independent Board Committee and First Shanghai Capital Limited, the independent financial adviser to the Independent Board Committee, in respect of the Offers, is now expected to be despatched on or before 26 August 2003.

The Offers have become unconditional

The respective board of directors of Hanny and Paul Y. - ITC are pleased to announce that as at the close of business on 11 August 2003, valid acceptances of the Share Offer in respect of 77,510 China Strategic Shares, representing approximately 0.0093% of the voting rights in China Strategic, have been accepted and a total of 211,345,000 China Strategic Shares, representing approximately 25.48% of the voting rights in China Strategic, have been acquired during the Offer Period through market purchases jointly by the Offerors (49,665,000 China Strategic Shares were acquired before the posting of the *Offer Document on 29 July 2003 and 161,680,000 China Strategic Shares were acquired* after the posting of the Offer Document on 29 July 2003).

In addition to 242,010,000 China Strategic Shares, representing approximately 29.18% of the voting rights in China Strategic, already held by the Offerors and their concert parties *before the commencement of the Offers, the Offerors and their concert parties, as at the* date of this announcement, hold 453,432,510 China Strategic Shares, representing approximately 54.67% of the voting rights in China Strategic.

The shareholdings in China Strategic of the Offerors and their concert parties as at the date of this announcement are as follows:

	Number of China Strategic Shares	Percentage of voting rights in China Strategic *(Note)*
The shareholdings in China Strategic of the Offerors and their concert parties before the commencement of the Offers	242,010,000	29.18
China Strategic Shares acquired by the Offerors at a price of HK$0.10 per China Strategic Share on 9 July 2003	49,665,000	5.98
China Strategic Shares acquired by the Offerors at a price of HK$0.139 per China Strategic Share on 11 August 2003	161,680,000	19.50
Valid acceptances in respect of China Strategic Shares received as at 11 August 2003	77,510	0.0093
	453,432,510	54.67

Note: Based on 829,468,413 China Strategic Shares in issue as at the date of this announcement.

Accordingly, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional as the Offerors and their concert parties now hold more than 50% of the voting rights in China Strategic. The consideration payable for the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be paid within 10 days of the later of the date of receipt by the Registrar or China Strategic (as the case may be), and the date when the Offers become or are declared unconditional.

The Offerors will extend the Offer Period, so that the Offers will remain open for acceptance for not less than 14 days after the despatch of the Offeree Document which is expected to be despatched on or before 26 August 2003. Further announcement in relation to the Offer Period will be made in due course.

Under the Offers, China Strategic Shareholders, other than the Offerors and their concert parties, will be offered HK$0.139 in cash for each China Strategic Share held by them and the China Strategic Warrantholders, other than the Offerors and their concert parties, will be offered HK$0.001 in cash for each China Strategic Warrant held by them. In addition, the China Strategic Optionholder will be offered HK$0.001 in cash for each China Strategic Option held by her for cancellation.

Compulsory acquisition

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11 August 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Unconditional cash offer by

滙富集團

Kingsway SW Securities Limited
on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the China Strategic Board, letters from the Independent Director and First Shanghai, the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003, from which date the Offers will remain open for 14 days. The Offers will close on 9 September 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

Reference is made to the joint announcements dated 8 July 2003 and 21 July 2003 made by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic, the joint announcement dated 28 July 2003 issued by Paul Y. - ITC and Hanny, the joint announcement dated 11 August 2003 issued by Paul Y. - ITC, Hanny and China Strategic and the offer document issued on 29 July 2003 ("Offer Document"). Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

Despatch of the Offeree Document

The Offeree Document, which contain, inter alia, letter from the board of directors of China Strategic ("China Strategic Board"), letters from the independent director of China Strategic ("Independent Director") and First Shanghai Capital Limited ("First Shanghai"), the independent financial adviser to the Independent Director, in respect of the Offers, will be despatched on 26 August 2003.

China Strategic Shareholders and China Strategic Warrantholders should review the Offeree Document carefully before deciding whether to accept or reject the Offers.

Unless the Offers are extended, the latest time for acceptance of the Offers is 4:00 p.m. on Tuesday, 9 September 2003 and the Offers will close on 9 September 2003.

General

Investors are advised to exercise caution in dealings in the China Strategic Shares and China Strategic Warrants.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25 August 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Standard **Thursday, August 28, 2003**

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS OF MRI HOLDINGS LIMITED FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

MRI Holdings Limited, a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its unaudited consolidated results for the six months ended 30th June, 2003.

The Board of Directors (the "Board") of China Strategic Holdings Limited ("CSH") announces the unaudited consolidated results of MRI Holdings Limited (formerly known as Australia Net.Com Limited) ("MRI") for the six months ended 30th June, 2003 which has been announced by MRI on 27th August, 2003 in Australia. MRI, a company incorporated in Australia, is an approximately 57.26% owned subsidiary of CSH and its shares are listed on the Australian Stock Exchange.

Results

The unaudited consolidated results of MRI and its subsidiaries for the six months ended 30th June, 2002 have been restated from amounts previously reported to follow the recent changes in accounting standards of Australia.

The unaudited consolidated results of MRI and its subsidiaries for the six months ended 30th June, 2002 and 2003 are as follows:

	Six months ended 30th June, 2003	2002
	A$	*A$*
	(Unaudited)	(Unaudited)
Revenue from ordinary activities	**1,421,506**	1,246,216
Administration expenses	**(213,481)**	(155,076)
Management fees	**(77,953)**	(89,659)
Borrowing costs	**(6)**	(4,412)
Write down to recoverable amount of non-current assets	**(130,680)**	(1,053,406)
Carrying value of investments disposed	**—**	(1,129,389)
Profit/(loss) from ordinary activities before income tax expense	**999,386**	(1,185,726)
Income tax expense relating to ordinary activities	**—**	(2,362)
Profit/(loss) from ordinary activities after related income tax expense	**999,386**	(1,188,088)
Decrease in foreign currency translation reserve arising on translation of self-sustaining foreign operations	**(357,884)**	(328,835)
Total changes in equity other than those resulting from transactions with owners as owners	**641,502**	(1,516,923)
Earnings per share		
— Basic (cents per share)	**2.17**	(2.58)
— Diluted (cents per share)	**2.17**	(2.58)

Balance Sheet Highlights

The consolidated balance sheet of MRI and its subsidiaries shows the followings:

	30th June, 2003	31st December, 2002
	A$'000	*A$'000*
	(Unaudited)	(Audited)
Current assets	**20,785**	21,010
Non-current assets	**1,598**	737
Total assets	**22,383**	21,747
Current liabilities	**(89)**	(51)
Non-current liabilities	**(47)**	(91)
Net assets	**22,247**	21,605
Contributed equity	**31,184**	31,184
Reserves and accumulated losses	**(8,937)**	(9,579)
	22,247	21,605

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 27th August, 2003

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Result of the unconditional cash offers by

滙富集團

Kingsway SW Securities Limited on behalf of Calisan Developments Limited and Well Orient Limited, each being indirect wholly-owned subsidiary of Paul Y. - ITC Construction Holdings Limited and Hanny Holdings Limited respectively, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than the China Strategic Shares and China Strategic Warrants presently owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options

The latest time for acceptance of the Offers was 4:00 p.m. on 9 September 2003 and the Offers closed on 9 September 2003.

During the Offer Period, the Offerors jointly purchased in aggregate of 211,727,500 China Strategic Shares on the market, representing approximately 25.526% of the existing issued China Strategic Shares.

As at 4:00 p.m. on 9 September 2003, the Offerors have received valid acceptances in respect of (i) 64,592,089 China Strategic Shares under the Share Offer, representing approximately 7.787% of the existing issued China Strategic Shares; (ii) 21,900 units of China Strategic Warrants under the Warrant Offer, representing approximately 0.013% of the outstanding China Strategic Warrants; and (iii) 75,000 China Strategic Options were tendered under the Option Offer for cancellation.

Upon the closure of the Offers, the Offerors and their concert parties are interested in 518,329,589 China Strategic Shares, representing approximately 62.490% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.106% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in China Strategic were cancelled on 29 August 2003.

Reference is made to the offer document jointly issued by the Offerors on 29 July 2003 ("Offer Document"), the announcements jointly made by ITC Corporation, Paul Y. - ITC, Hanny and China Strategic on 8 July 2003 and 21 July 2003, the announcement jointly made by Paul Y. - ITC and Hanny on 28 July 2003 and the announcements jointly made by Paul Y. - ITC, Hanny and China Strategic on 11 August 2003 and 25 August 2003. Terms defined in the Offer Document shall have the same meanings when used in this announcement, unless the context requires otherwise.

INTRODUCTION

On 8 July 2003, the respective boards of directors of Hanny and Paul Y. - ITC announced a voluntary conditional cash offer for China Strategic Shares and China Strategic Warrants, other than the China Strategic Shares and the China Strategic Warrants already owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options.

On 11 August 2003, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional.

RESULT OF THE OFFERS AND ACCEPTANCE LEVELS

The latest time for acceptance of the Offers was 4:00 p.m. on 9 September 2003 and the Offers closed on 9 September 2003.

Before the Offer Period commenced on 8 July 2003, each of the Offerors was interested in 120,660,000 China Strategic Shares and 24,132,000 units of China Strategic Warrants, representing approximately 14.547% of the existing issued China Strategic Shares and approximately 14.547% of the outstanding China Strategic Warrants respectively. Based onthe subscription price of HK$0.16 per China Strategic Shares, 24,132,000 new China Strategic Shares will be issued upon full conversion of China Strategic Warrants by each of the Offerors, representing approximately 2.827% of the total issued China Strategic Shares and voting rights as enlarged by the issue of such new China Strategic Shares. Taking into account 690,000 China Strategic Shares owned by concert parties of the Offerors, the Offerors and their concert parties were interested in an aggregate of 242,010,000 China Strategic Shares and 48,264,000 units of China Strategic Warrants, representing approximately 29.177% of the existing issued China Strategic Shares and approximately 29.093% of the outstanding China Strategic Warrants respectively.

During the Offer Period, the Offerors jointly purchased in aggregate of 211,727,500 China Strategic Shares on the market, representing approximately 25.526% of the existing issued China Strategic Shares.

As at 4:00 p.m. on 9 September 2003, the Offerors have received valid acceptances in respect of (i) 64,592,089 China Strategic Shares under the Share Offer, representing approximately 7.787% of the existing issued China Strategic Shares; (ii) 21,900 units of China Strategic Warrants under the Warrant Offer, representing approximately 0.013% of the outstanding China Strategic Warrants; and (iii) 75,000 China Strategic Options (representing (a) all outstanding China Strategic Options and (b) an option to subscribe up to 75,000 China Strategic Shares under the share option scheme at a subscription price of HK$3.145 per China Strategic Share) were tendered under the Option Offer for cancellation.

Upon the close of the Offers, the Offerors and their concert parties are interested in 518,329,589 China Strategic Shares, representing approximately 62.490% of the existing issued China Strategic Shares, and 48,285,900 units of China Strategic Warrants, representing approximately 29.106% of the outstanding China Strategic Warrants. All the outstanding China Strategic Options in China Strategic were cancelled on 29 August 2003.

Save for the above, neither the Offerors nor parties acting in concert with them have acquired or agreed to acquire any China Strategic Shares and China Strategic Warrants during the Offer Period.

MAINTAINING THE LISTING STATUS OF CHINA STRATEGIC

The Offerors refer to various press articles published on 9 September 2003 in respect of the possible privatization of China Strategic by the Offerors. The Offerors wish to clarify that, as stated in the Offer Document, the Offerors intend to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have also undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public.

MAINTAINING THE PUBLIC FLOAT REQUIREMENT OF CHINA STRATEGIC

Immediately after the close of the Offers, there will be approximately 37.510% of the issued China Strategic Shares and approximately 70.894% of the outstanding China Strategic Warrants held in public hands. Accordingly, China Strategic will have an adequate public float of the China Strategic Shares and China Strategic Warrants for the purpose of the Listing Rules.

By order of the board
HANNY HOLDINGS LIMITED
Lui Siu Tsuen, Richard
Deputy Managing Director

By order of the board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Executive Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 9 September 2003

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Paul Y. - ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to China Strategic and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to China Strategic have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to Hanny and Paul Y. - ITC and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement other than those relating to Hanny and Paul Y. - ITC have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

China Strategic Holdings Limited
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

The directors of China Strategic Holdings Limited (the "Company") announce that the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2003 together with comparative figures for the same period in 2002 are as follows:—

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30th June, 2003 HK$'000 (unaudited)	2002 HK$'000 (unaudited) (as restated)
Turnover		1,735,605	1,706,190
Cost of sales		(1,494,160)	(1,421,501)
Gross profit		241,445	284,689
Other operating income	(4)	47,041	105,662
Distribution costs		(99,561)	(115,065)
Administrative expenses		(76,490)	(116,743)
Other expenses	(5)	(16,206)	(346,237)
Profit (loss) from operations	(6)	96,229	(187,694)
Net gain (loss) on disposal of interest in subsidiaries		4,784	(19,050)
Net loss on liquidation/dilution of interest in associates		(36,767)	(1,010)
Finance costs		(28,716)	(53,809)
Share of results of associates		(125,012)	(25,374)
Loss before taxation		(89,482)	(286,937)
Taxation	(7)	(7,469)	(5,433)
Loss before minority interests		(96,951)	(292,370)
Minority interests		(35,751)	139,952
Net loss for the period		(132,702)	(152,418)
Loss per share			
— Basic and diluted	(8)	(16.0) cents	(32.6) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	30th June, 2003 HK$'000 (unaudited)	31st December, 2002 HK$'000 (audited) (as restated)
Non-Current Assets		
Property, plant and equipment	841,433	746,778
Payment for acquisition of land development rights	26,906	14,687
Goodwill	30,139	30,953
[illegible]	484,846	681,328

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for revaluation of investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's financial statements for the year ended 31st December, 2002, except for the adoption of the Statement of Standard Accounting Practice 12 (revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As at 1st January, 2002, deficit have been reduced by HK$3,934,000, minority interests have been increased by HK$3,729,000 and deferred tax assets have been increased by HK$7,663,000 respectively, which are the cumulative effect of the change in policy on the results for the periods prior to 2002. The effect of the change is a decreased charge to income taxes in the six months ended 30th June, 2002 of HK$2,495,000 (year ended 31.12.2002: HK$5,791,000). The loss shared by the minority interests for the six months ended 30th June, 2002 was also decreased by HK$1,214,000 (year ended 31.12.2002: HK$2,818,000).

3. **SEGMENTAL INFORMATION**

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's revenue by business segments is as follows:

For the period ended 30th June, 2003	Tires HK$'000	Pharmaceutical products HK$'000	Investment in securities, loan receivables HK$'000	Others HK$'000	Consolidated HK$'000
REVENUE					
External	1,606,194	129,411	5,187	3,558	1,744,350
RESULT					
Segment result	79,001	(855)	(6,839)	(2,605)	68,702
Unallocated corporate expenses					(10,769)
Exchange gain					17,429
Interest income					19,232
Dividend income					1,635
Profit from operations					96,229

Discontinuing operations	Continuing operations	
	Pharm-	Investment in securities,

Loss per share — Basic and diluted	(8)	(16.0) cents	(32.6) cents

CONDENSED CONSOLIDATED BALANCE SHEET

	30th June, 2003 HK$'000 (unaudited)	31st December, 2002 HK$'000 (audited) (as restated)
Non-Current Assets		
Property, plant and equipment	841,433	746,778
Payment for acquisition of land development rights	26,906	14,687
Goodwill	30,139	30,953
Interests in associates	484,846	681,328
Receivables — due after one year	173,854	22,586
Investments in securities	435,851	410,685
Deferred tax assets	14,224	13,454
	2,007,253	1,920,471
Current Assets		
Inventories	562,167	827,744
Trade debtors	402,647	533,959
Receivables — due within one year	550,328	680,659
Receivables due from associates	71,054	60,535
Other receivables, deposits and prepayments	273,547	253,069
Income and other tax recoverable	94	—
Investments in securities	2,540	37,363
Pledged bank deposits	22,513	24,839
Bank balances and cash	317,998	425,397
	2,202,888	2,843,565
Current Liabilities		
Creditors, other payables and accrued charges	629,509	892,164
Payables due to related companies — due within one year	190,151	46,155
Payables due to associates	—	189
Income and other taxes payable	34,315	52,694
Bank loans and other borrowings — due within one year	905,813	996,861
	1,759,788	1,988,063
Net Current Assets	443,100	855,502
	2,450,353	2,775,973
Capital and Reserves		
Share capital	82,947	82,947
Reserves	1,491,716	1,651,106
	1,574,663	1,734,053
Minority Interests	664,926	728,942
Non-Current Liabilities		
Bank loans and other borrowings — due after one year	188,732	86,949
Payables due to related companies — due after one year	22,032	226,029
	210,764	312,978
	2,450,353	2,775,973

Notes:

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

REVENUE					
External	1,606,194	129,411	5,187	3,558	1,744,350
RESULT					
Segment result	79,001	(855)	(6,839)	(2,605)	68,702
Unallocated corporate expenses					(10,769)
Exchange gain					17,429
Interest income					19,232
Dividend income					1,635
Profit from operations					96,229

	Discontinuing operations					Continuing operations						
	Toll highway operation HK$'000 (Note)	Property investment HK$'000 (Note)	Hotel operation HK$'000 (Note)	Heavy industry HK$'000 (Note)	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, loan receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the period ended 30th June, 2002												
REVENUE												
External	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	6,532	1,588,188	—	1,773,100
Inter-segment	—	—	—	—	—	—	—	—	492	492	(492)	—
Total revenue	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	7,024	1,588,680	(492)	1,773,100
RESULT												
Segment result	(70,289)	(12,069)	(1,027)	15,539	(67,846)	(94,101)	(6,049)	(23,065)	4,119	(119,096)		(186,942)
Unallocated corporate expenses												(39,504)
Gain on disposal of property, plant and equipment												231
Exchange gain												8,644
Interest income												28,417
Dividend income												1,460
Loss from operations												(187,694)

Inter-segment revenue is charged at market rates.

Note: Following the disposal of certain subsidiaries of the Group during the year ended 31st December, 2002, these operations were regarded as discontinuing operations. Details of these are set out in the annual financial statements of the Company for the year ended 31st December, 2002 dated 23rd April, 2003.

Geographical segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June, 2003 HK$'000	2002 HK$'000
The People's Republic of China, other than Hong Kong (the "PRC")	1,626,858	1,576,636
Hong Kong	91,115	112,334
Overseas	17,632	17,220
	1,735,605	1,706,190

4. **OTHER OPERATING INCOME**

	Six months ended 30th June, 2003 HK$'000	2002 HK$'000
Interest income	19,232	28,417
Exchange gain	17,429	8,644
Gain on disposal of investments in securities	5,187	63,289
Dividend income from listed investments	1,635	1,460
Gain on disposal of property, plant and equipment	—	231
Others	3,558	3,621
	47,041	105,662

5. **OTHER EXPENSES**

	Six months ended 30th June, 2003 HK$'000	2002 HK$'000
Unrealised loss on investments in securities	12,026	86,353
Impairment losses recognised in respect of property, plant and equipment	—	236,525
Impairment loss recognised in respect of properties held for sale	—	1,185
Impairment loss recognised in respect of investment properties	—	9,069
Impairment loss recognised in respect of inventories	—	6,885
Amortisation of goodwill	814	817
Others	3,366	5,403
	16,206	346,237

6. **PROFIT (LOSS) FROM OPERATIONS**

Profit (loss) from operations has been arrived at after charging:

	Six months ended 30th June, 2003 HK$'000	2002 HK$'000
Depreciation and amortisation of property, plant and equipment	24,012	73,940

7. **TAXATION**

	Six months ended 30th June, 2003 HK$'000	2002 HK$'000
The charge comprises:		
Hong Kong Profits Tax	706	—
Taxation in other jurisdictions	7,533	7,928
Deferred tax credit	(770)	(2,495)
	7,469	5,433

Hong Kong Profits Tax have been provided for at the rate of 17.5% on the estimated assessable profit of the subsidiaries of the Group.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the period of approximately HK$132,702,000 (HK$152,418,000 for the six months ended 30th June, 2002) and on the weighted average of 829,468,413 (467,586,677 for the six months ended 30th June, 2002 after adjustment for the effect of the rights issue completed in August 2002) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2003 (2002: Nil).

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2003 totaled HK$1.736 billion, representing an increase of 1.8% from HK$1.706 billion over the comparable period last year. The turnover in toll highway operation, property investment, hotel operation and heavy industry was no longer consolidated following the disposal or restructuring of those operations. The decrease in turnover from those operations was offset by the increase in turnover from the tires operation.

The Group's unaudited consolidated loss for the six months ended 30th June, 2003 reduced by 12.9% to HK$132.7 million as compared to HK$152.4 million in the last corresponding period. The net loss for the period was mainly attributable to the Group's sharing of losses of its associates during the period.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2003, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

The Group's short-term bank loans and other borrowings decreased from HK$ 997 million as at 31st December, 2002

Unfortunately, after the outbreak of the SARS, local retail sales further dropped. However, with the containment of SARS and the introduction of the Mainland-Hong Kong Close Economy Partnership Arrangement ("CEPA") which led to the improvement of tourist business from China, the management believes that its turnover will recover in the foreseeable future.

Tung Fong Hung has been aggressively developing new products to suit the current market needs and widen the product range with an aim to stimulate revenue. In particular, new products such as nano-masks and 「清肺抗炎茶」 received favourable market response during the outbreak of the SARS. It reduced the negative impact of the SARS to the performance of Tung Fong Hung to some extent. Besides, the network of concessionary counters in the PRC continued to capitalize on the growing demand in China.

On 30th July 2003, the western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited ("Jean-Marie") disposed its 50% interest to a strategic partner. This strategic move further strengthens Jean-Marie's manufacturing capabilities for biotechnology and health-related products.

PROSPECTS

Following series of group reorganization exercise, the Group has already fully diversified its scope of operations in the context of risk management. This prepares the Group to be more well-positioned to capture the upsides once the global economy recovers.

As markets in the Greater China Region keep improving from the unfavorable effects of the SARS together with various re-vitalization programmes launched by respective governments, the management is confident that economic and commercial activities in the region would be recovered before the end of 2003. More and more investment opportunities with great potential would emerge while capital markets in the region would become active once again. The Group is prepared to maintain its concurrent conservative and cautious posture to tackle any forthcoming challenges and to seize all chances of wealth creation.

CORPORATE DEVELOPMENTS

In January 2003, China Enterprises, a non-wholly owned subsidiary of the Company, and Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan") entered into a conditional sale and purchase agreement pursuant to which China Enterprises agreed to sell its entire 51% interest in Yinchuan CSI to Ningxia Yinchuan for the consideration of Rmb35,000,000.00 (equivalent to approximately HK$33 million).

Upon completion of the Group reorganisation in 2002, in order to maintain adequate public float for shares of Rosedale Hotel Group Limited ("Rosedale"), the Company as the ultimate controlling shareholder of Rosedale, disposed 265,000,000 shares of Rosedale at consideration of HK$0.072 per share in May 2003. The shareholding interest in Rosedale of the Company has reduced to approximately 22.7% of the issued shares of Rosedale, and approximately 28.1% of the issued shares of Rosedale are held in the hands of the public which is in compliance with Rule 8.08 of the Listing Rules on the Stock Exchange.

In June 2003, China Enterprises and Hangzhou I&C entered into an agreement, pursuant to which China Enterprises agreed to dispose of its 25% interests in Hangzhou Zhongce to Hangzhou I&C for the consideration of Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00).

In July 2003, Hanny Holdings Limited ("Hanny") and Paul Y. — ITC Construction Holdings Limited ("Paul Y.") jointly announced that Well Orient Limited ("Well Orient") and Calisan Developments Limited ("Calisan"), each being indirect wholly-owned subsidiary of Hanny and Paul Y. respectively, to make a voluntary conditional cash offer at the price of HK$0.10 for each share of the Company (the "Shares") and HK$0.001 for each warrant of the Company (the "Warrants") respectively, other than those presently owned by Well Orient and Calisan (the "Offerors") and their concert parties, in order to increase the aggregate shareholdings of the Offerors in the Company to over 50% of the issued share capital of the Company, Kingsway SW Securities Limited ("Kingsway SW Securities") has been appointed by the Offerors to stand in the market to acquire Shares at a price of no more than HK$0.10 per Share. On 9th July, 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 Shares, representing 5.98% of the issue share capital of the Company, at the open market at a price of HK$0.10 per Share. After the purchase on 9th July, 2003, the Offerors and their concert parties were interested in 291,675,000 Shares, representing approximately 35.16% of the issued share capital of the Company, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

The Offerors notified the Company on 21st July, 2003 that the offer price under the Share offer is to be increased from HK$0.10 to HK$0.139 per Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each Share and HK$0.001 for each Warrant respectively, other than Shares and Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding options of the Company (the "Options") at HK$0.001 per Option.

In addition to the acquisition of 49,665,000 Shares on 9th July, 2003, the Offerors also jointly purchased 161,680,000 Shares, representing 19.49% of the voting rights in the Company, at a price of HK$0.139 per Share on 11th August, 2003. Including the valid acceptances of the Share offer in respect of 77,510 Shares received by the Offerors as at 11th August, 2003, the Offerors and their concert parties hold 453,432,510 Shares, representing 54.67% of the voting rights in the Company on 11th August, 2003 and thus, the condition to which the offers are subject has been satisfied and the offers have become unconditional on 11th August, 2003.

Nil).

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2003 totaled HK$1.736 billion, representing an increase of 1.8% from HK$1.706 billion over the comparable period last year. The turnover in toll highway operation, property investment, hotel operation and heavy industry was no longer consolidated following the disposal or restructuring of those operations. The decrease in turnover from those operations was offset by the increase in turnover from the tires operation.

The Group's unaudited consolidated loss for the six months ended 30th June, 2003 reduced by 12.9% to HK$132.7 million as compared to HK$152.4 million in the last corresponding period. The net loss for the period was mainly attributable to the Group's sharing of losses of its associates during the period.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2003, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

The Group's short-term bank loans and other borrowings decreased from HK$ 997 million as at 31st December, 2002 to approximately HK$906 million as at 30th June, 2003. Long-term bank loans and other borrowings increased from HK$ 87 million as at 31st December, 2002 to approximately HK$189 million as at 30th June, 2003. As a result, the Group's total bank loans and other borrowings increased from HK$1,084 million as at 31st December, 2002 to approximately HK$1,095 million as at 30th June, 2003 representing an increase of 1.0%. The gearing ratio, calculated to the total long-term bank loans and other borrowings divided by total shareholders' funds increased from 0.050 to 0.120. The Group's total borrowings of HK$1,095 million were mainly denominated in HK dollars and Renminbi, and the maturity profile spreads over a period of five years with HK$906 million repayable within one year, HK$189 million repayable two to five years. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 30th June, 2003, total bank borrowings of the Group amounted to HK$1,044 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

During the period under review, capital expenditure aggregated to approximately HK$284 million and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

Cash and bank balances amounted to approximately HK$341 million, and is mainly denominated in Hong Kong dollars, Renminbi and Australian dollars. The Company does not expect significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any foreign exchange contracts, currency swaps or other financial derivatives.

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited) ("China Enterprises")

In the first half of 2003, China Enterprises generated revenues of Rmb1.7 billion compared to the restated revenues of Rmb1.2 billion for the corresponding period in the previous year. It increased its net loss by 4.8% to Rmb24.2 million. The loss incurred during the period was mainly attributable to the share of losses in its travel business related affiliate company. The travel business in the Greater China Region was dampened by the outbreak of the Severe Acute Respiratory Syndrome (the "SARS") in first half of 2003. However, the business rebounded in the second half of the year as the unfavorable effects of the epidemic subsided.

In January 2003, China Enterprises disposed of its entire interest in Yinchuan C.S.I. (Greatwall) Rubber Co., Limited ("Yinchuan CSI") for a consideration of Rmb35.0 million. On 15th June, 2003, China Enterprises entered into a contract with an independent third party, Hangzhou Industrial & Commercial Trust & Investment Co., Limited ("Hangzhou I&C"), for disposal of a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), currently a 51% owned subsidiary of China Enterprises, for a consideration of approximately Rmb164.7 million in order to widen the shareholders' base of Hangzhou Zhongce. The Company considers the sale to be beneficial both to the further development of Hangzhou Zhongce in the PRC and its future value to the Company. The sale is conditional upon the parties receiving approval of the transaction from the China Commercial Department, an agency of the government of the PRC.

MRI Holdings Limited ("MRI")

During this accounting period, Australia Net.Com Limited has undergone a name change to MRI Holdings Limited (ASX code: MRI) and a change of status with the Australian Stock Exchange Limited from a cash box company to a listed investment company.

MRI has continued to investigate investment opportunities and this has culminated in an investment of A$4 million in Fruit Project Australia ("FPA") (an integrated fruit growing, packing and export operation based in the southwest of Western Australia) by way of a convertible note. The note is interest bearing at a fixed interest rate of 8% per annum and is repayable within 3 years. The note is convertible to equity by way of shares at a 30% discount to market if FPA lists on the ASX or 30% discount to valuation otherwise and the decision to convert is with MRI.

MRI continues to investigate suitable investment opportunities.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Despite of the sluggish retail market under a slowly recovering economy, Tung Fong Hung incurred a net loss for the first half year of 2003 amounting to approximately HK$4.2 million as compared to HK$18.5 million for the corresponding period in the previous year. The significant reduction in net loss was largely a result of the management's continuing efforts to enhance operational efficiency and reduced running expenses.

2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 Shares, representing 5.98% of the issue share capital of the Company, at the open market at a price of HK$0.10 per Share. After the purchase on 9th July, 2003, the Offerors and their concert parties were interested in 291,675,000 Shares, representing approximately 35.16% of the issued share capital of the Company, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

The Offerors notified the Company on 21st July, 2003 that the offer price under the Share offer is to be increased from HK$0.10 to HK$0.139 per Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each Share and HK$0.001 for each Warrant respectively, other than Shares and Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding options of the Company (the "Options") at HK$0.001 per Option.

In addition to the acquisition of 49,665,000 Shares on 9th July, 2003, the Offerors also jointly purchased 161,680,000 Shares, representing 19.49% of the voting rights in the Company, at a price of HK$0.139 per Share on 11th August, 2003. Including the valid acceptances of the Share offer in respect of 77,510 Shares received by the Offerors as at 11th August, 2003, the Offerors and their concert parties hold 453,432,510 Shares, representing 54.67% of the voting rights in the Company on 11th August, 2003 and thus, the condition to which the offers are subject has been satisfied and the offers have become unconditional on 11th August, 2003.

Upon close of the offers, the Offerors and their concert parties are interested in 518,329,589 Shares, representing approximately 62.49% of the existing issued shares of the Company and 48,285,900 units of Warrants, representing approximately 29.11% of the outstanding Warrants. All outstanding Options were cancelled on 29th August, 2003. The Company became an associated company of Hanny and Paul Y..

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th June, 2003, the Group employed approximately 7,644 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the period ended 30th June, 2003.

CONTINGENT LIABILITIES

At 30th June 2003, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$184.3 million (31.12.2002: HK$169.6 million), outsiders of approximately HK$113.1 million (31.12.2002: HK$0.8 million) and a subsidiary of a minority shareholder of approximately HK$6.6 million (31.12.2002: Nil).

PLEDGE OF ASSETS

At 30th June, 2003 and 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

(a) Certain property, plant and equipment with a carrying value of approximately HK$10,500,000 (31.12.2002: HK$219,532,000)

(b) Bank deposits of approximately HK$22,513,000 (31.12.2002: HK$24,839,000).

(c) All the assets of a subsidiary with a consolidated net assets value of approximately HK$27,424,000 (31.12.2002: HK$45,746,000) of the Group has been pledged to a bank to secure credit facilities granted to the Group.

At 30th June, 2003 and 31st December, 2002, investment in securities with a carrying value of HK$227,060,000 (31.12.2002: HK$249,990,000) were pledged to secure margin account credit facilities of approximately HK$25,479,000 (31.12.2002: HK$13,323,000) utilised by the Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the listed securities of the Company by the Company or its subsidiaries during the period.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that this is not complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2003.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website (http:// www.hkex.com.hk) in due course.

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25th September, 2003

CR

Companies Registry
公司註冊處

表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
24	09	2003	To 至	24	09	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 10,800.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 6,480.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 82,957,641.30

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	108,000	HK$0.10	HK$0.16	-	HK$0.06	HK$6,480.00

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Off[illegible]
請勿填[illegible]

Your Receipt
Companies Registry
H.K.

06/10/2003	EE491097
CR No. :	-029649-
Sh. Form :	SC1
08	$7.00
TOTAL(CSH)	$7.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	**7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong**	**12,000**		
HKSCC Nominees Limited	**7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong**	**96,000**		
	Total Shares Allotted by Class 各類股份分配總額	**108,000**		

Signed 簽名：

(Name 姓名)：(**Chan Yan Yan, Jenny**) Date 日期：**24th September, 2003**

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

File No. 82-3596

中策集團有限公司

China Strategic Holdings Limited

Interim Report 2003 中期報告


东方红
進入

Contents

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE BOARD OF DIRECTORS OF CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 3 to 17.

Directors responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th June, 2003.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
25th September, 2003

Condensed Consolidated Income Statement

For the six months ended 30th June, 2003

	Notes	Six months ended 30th June, 2003 HK$'000 (unaudited)	2002 HK$'000 (unaudited) (as restated)
Turnover		**1,735,605**	1,706,190
Cost of sales		**(1,494,160)**	(1,421,501)
Gross profit		**241,445**	284,689
Other operating income	*4*	**47,041**	105,662
Distribution costs		**(99,561)**	(115,065)
Administrative expenses		**(76,490)**	(116,743)
Other expenses	*5*	**(16,206)**	(346,237)
Profit (loss) from operations	*6*	**96,229**	(187,694)
Net gain (loss) on disposal of interest in subsidiaries		**4,784**	(19,050)
Net loss on liquidation/dilution of interest in associates		**(36,767)**	(1,010)
Finance costs		**(28,716)**	(53,809)
Share of results of associates		**(125,012)**	(25,374)
Loss before taxation		**(89,482)**	(286,937)
Taxation	*7*	**(7,469)**	(5,433)
Loss before minority interests		**(96,951)**	(292,370)
Minority interests		**(35,751)**	139,952
Net loss for the period		**(132,702)**	(152,418)
Loss per share — Basic and diluted	*8*	**(16.0) cents**	(32.6) cents

Condensed Consolidated Balance Sheet

At 30th June, 2003

	Notes	30th June, 2003 HK$'000 (unaudited)	31st December, 2002 HK$'000 (audited) (as restated)
Non-Current Assets			
Property, plant and equipment	9	**841,433**	746,778
Payment for acquisition of land development rights	10	**26,906**	14,687
Goodwill		**30,139**	30,953
Interests in associates	11	**484,846**	681,328
Receivables — due after one year	12	**173,854**	22,586
Investments in securities	13	**435,851**	410,685
Deferred tax assets		**14,224**	13,454
		2,007,253	1,920,471
Current Assets			
Inventories		**562,167**	827,744
Trade debtors	14	**402,647**	533,959
Receivables — due within one year	12	**550,328**	680,659
Receivables due from associates		**71,054**	60,535
Other receivables, deposits and prepayments		**273,547**	253,069
Income and other tax recoverable		**94**	—
Investments in securities	13	**2,540**	37,363
Pledged bank deposits		**22,513**	24,839
Bank balances and cash		**317,998**	425,397
		2,202,888	2,843,565
Current Liabilities			
Creditors, other payables and accrued charges	15	**629,509**	892,164
Payables due to related companies — due within one year		**190,151**	46,155
Payables due to associates		**—**	189
Income and other taxes payable		**34,315**	52,694
Bank loans and other borrowings — due within one year		**905,813**	996,861
		1,759,788	1,988,063
Net Current Assets		**443,100**	855,502
		2,450,353	2,775,973
Capital and Reserves			
Share capital		**82,947**	82,947
Reserves		**1,491,716**	1,651,106
		1,574,663	1,734,053
Minority Interests		**664,926**	728,942
Non-Current Liabilities			
Bank loans and other borrowings — due after one year		**188,732**	86,949
Payables due to related companies — due after one year		**22,032**	226,029
		210,764	312,978
		2,450,353	2,775,973

	Share capital HK$'000	Share premium HK$'000	Special capital reserve HK$'000 (Note a)	Capital redemption reserve HK$'000	Goodwill on consolidation HK$'000	Exchange reserve HK$'000	Other non-distributable reserves HK$'000 (Note b)	Deficit HK$'000	Total HK$'000
At 1st January, 2002									
– As originally stated	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
– Prior period adjustment (Note 2)	–	–	–	–	–	–	–	3,934	3,934
As restated	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(336,926)	2,224,724
Exchange adjustment	–	–	–	–	–	(831)	–	–	(831)
Share of net reserves movement of associates	–	–	–	–	–	929	(85)	–	844
Net gain (loss) not recognised in the condensed consolidated income statement	–	–	–	–	–	98	(85)	–	13
Issue of shares	9,200	–	–	–	–	–	–	–	9,200
Premium from issue of shares	–	9,200	–	–	–	–	–	–	9,200
Share issue expenses	–	(621)	–	–	–	–	–	–	(621)
Realised on disposal of interests in subsidiaries	–	–	–	–	–	(1,267)	(1,618)	–	(2,885)
Realised on disposal/dilution of interests in associates	–	–	–	–	3,100	(566)	–	–	2,534
Net loss for the period	–	–	–	–	–	–	–	(152,418)	(152,418)
At 1st July, 2002	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(489,344)	2,089,747
Exchange adjustment	–	–	–	–	–	(313)	–	–	(313)
Share of net reserves movement of associates	–	–	–	–	–	(25)	(193)	–	(218)
Loss not recognised in the condensed consolidated income statement	–	–	–	–	–	(338)	(193)	–	(531)
Issue of shares by way of rights issue	27,649	–	–	–	–	–	–	–	27,649
Premium from issue of shares	–	13,824	–	–	–	–	–	–	13,824
Share issue expenses	–	(1,784)	–	–	–	–	–	–	(1,784)
Realised on disposal/dilution of interests in subsidiaries	–	–	–	–	(71,028)	(923)	(959)	–	(72,910)
Realised on disposal/dilution of interests in associates	–	–	–	–	444	(756)	86	–	(226)
Appropriated from retained profits	–	–	–	–	–	–	3,215	(3,215)	–
Net loss for the period	–	–	–	–	–	–	–	(321,716)	(321,716)
At 31st December, 2002	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(814,275)	1,734,053
Exchange adjustment	–	–	–	–	–	293	–	–	293
Share of net reserves movement of associates	–	–	–	–	–	662	–	–	662
Net gain not recognised in the condensed consolidated income statement	–	–	–	–	–	955	–	–	955
Realised on disposal of interests in subsidiaries	–	–	–	–	(111)	–	(7,072)	–	(7,183)
Realised on liquidation/dilution of interests in associates	–	–	–	–	(20,333)	(127)	–	–	(20,460)
Appropriate from retained profits	–	–	–	–	–	–	1,319	(1,319)	–
Net loss for the period	–	–	–	–	–	–	–	(132,702)	(132,702)
At 30th June, 2003	82,947	1,897,348	414,881	233	103,509	(6,045)	30,086	(948,296)	1,574,663

Notes:

(a) The special capital reserve represents the amount arisen as a result of capital reduction carried out by the Company in 2001.

(b) The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the subsidiaries of the People's Republic of China ("PRC") under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

Condensed Consolidated Cash Fl

For the six months ended 30th June, 2003

	Six months ended 30th June, 2003 *HK$'000* (unaudited)	2002 *HK$'000* (unaudited)
Net cash from operating activities	**11,941**	169,643
Net cash used in investing activities	**(320,554)**	(721,771)
Net cash generated from financing activities	**205,883**	271,820
Net decrease in cash and cash equivalents	**(102,730)**	(280,308)
Cash and cash equivalents at beginning of the period	**401,935**	744,927
Effect of foreign exchange rate changes	**(367)**	(2,457)
Cash and cash equivalents at end of the period	**298,838**	462,162
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	**317,998**	477,749
Bank overdraft	**(19,160)**	(15,587)
	298,838	462,162

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") and with the Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for revaluation of investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's financial statements for the year ended 31st December, 2002, except for the adoption of the Statement of Standard Accounting Practice 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly. As at 1st January, 2002, deficit have been reduced by HK$3,934,000, minority interests have been increased by HK$3,729,000 and deferred tax assets have been increased by HK$7,663,000 respectively, which are the cumulative effect of the change in policy on the results for the periods prior to 2002. The effect of the change is a decreased charge to income taxes in the six months ended 30th June, 2002 of HK$2,495,000 (year ended 31.12.2002: HK$5,791,000). The loss shared by the minority interests for the six months ended 30th June, 2002 was also decreased by HK$1,214,000 (year ended 31.12.2002: HK$2,818,000).

3. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's revenue by business segments is as follows:

	Tires	Pharma-ceutical products	Investment in securities, loan receivables	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the period ended 30th June, 2003					
REVENUE					
External	1,606,194	129,411	5,187	3,558	1,744,350
RESULT					
Segment result	79,001	(855)	(6,839)	(2,605)	68,702
Unallocated corporate expenses					(10,769)
Exchange gain					17,429
Interest income					19,232
Dividend income					1,635
Profit from operations					96,229

3. SEGMENTAL INFORMATION *(continued)*

	Discontinuing operations					Continuing operations						
	Toll highway operation HK$'000 (Note)	Property investment HK$'000 (Note)	Hotel operation HK$'000 (Note)	Heavy industry HK$'000 (Note)	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, loan receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the period ended 30th June, 2002												
REVENUE												
External	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	6,532	1,588,188	–	1,773,100
Inter-segment	–	–	–	–	–	–	–	–	492	492	(492)	–
Total revenue	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	7,024	1,588,680	(492)	1,773,100
RESULT												
Segment result	(70,289)	(12,069)	(1,027)	15,539	(67,846)	(94,101)	(6,049)	(23,065)	4,119	(119,096)		(186,942)
Unallocated corporate expenses												(39,504)
Gain on disposal of property, plant and equipment												231
Exchange gain												8,644
Interest income												28,417
Dividend income												1,460
Loss from operations												(187,694)

Inter-segment revenue is charged at market rates.

Note: *Following the disposal of certain subsidiaries of the Group during the year ended 31st December, 2002, these operations were regarded as discontinuing operations. Details of these are set out in the annual financial statements of the Company for the year ended 31st December, 2002 dated 23rd April, 2003.*

Geographical segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
The PRC, other than Hong Kong	**1,626,858**	1,576,636
Hong Kong	**91,115**	112,334
Overseas	**17,632**	17,220
	1,735,605	1,706,190

4. OTHER OPERATING INCOME

	Six months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
Interest income	**19,232**	28,417
Exchange gain	**17,429**	8,644
Gain on disposal of investments in securities	**5,187**	63,289
Dividend income from listed investments	**1,635**	1,460
Gain on disposal of property, plant and equipment	**—**	231
Others	**3,558**	3,621
	47,041	105,662

5. OTHER EXPENSES

	Six months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
Unrealised loss on investments in securities	**12,026**	86,353
Impairment losses recognised in respect of property, plant and equipment	**—**	236,525
Impairment loss recognised in respect of properties held for sale	**—**	1,185
Impairment loss recognised in respect of investment properties	**—**	9,069
Impairment loss recognised in respect of inventories	**—**	6,885
Amortisation of goodwill	**814**	817
Others	**3,366**	5,403
	16,206	346,237

6. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging:

	Six months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
Depreciation and amortisation of property, plant and equipment	**24,012**	73,940

7. TAXATION

	Six months ended 30th June,	
	2003	2002
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax	**706**	—
Taxation in other jurisdictions	**7,533**	7,928
Deferred tax credit	**(770)**	(2,495)
	7,469	5,433

Hong Kong Profits Tax have been provided for at the rate of 17.5% on the estimated assessable profit of the subsidiaries of the Group.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the period of HK$132,702,000 (HK$152,418,000 for the six months ended 30th June, 2002) and on the weighted average of 829,468,413 (467,586,677 for the six months ended 30th June, 2002 after adjustment for the effect of the rights issue completed in August 2002) ordinary shares in issue during the period.

The computation of diluted loss per share does not assume the exercise of the share options as their exercise would result in a decrease in loss per share.

9. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, property, plant and equipment with an aggregate net book value of approximately HK$107 million were disposed of as a result of the disposal of subsidiaries.

The Group incurred expenditure of approximately HK$272 million on its property, plant and equipment.

The Group also disposed of property, plant and equipment with an aggregate net book value of approximately HK$46 million.

10. MOVEMENTS IN PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHTS

During the year ended 31st December, 2001, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately RMB230,000,000 (equivalent to approximately HK$216,981,000) to the People's Government of Li Qiao Town for the land development rights of the project.

As at 30th June, 2003, partial payments of RMB20,500,000, equivalent to approximately HK$19,223,000 (31.12.2002: RMB8,000,000, equivalent to approximately HK$7,441,000) was paid by the Company.

The Company has incurred consultancy fee and project management fee for this project totaling approximately HK$7,683,000 (31.12.2002: approximately HK$7,246,000) and the above amounts are included in the payment for acquisition of land development rights.

On 22nd July, 2003, the Group entered into an agreement with the People's Government of Li Qiao Town for the termination of this project. In accordance with the terms of the agreement, the People's Government of Li Qiao Town will refund the previously paid partial payment to the Group and will provide the damage claim for RMB10 million. Up to the date of this report, RMB18 million was repaid by the People's Government of Li Qiao Town to the Group.

11. INTERESTS IN ASSOCIATES

During the period, the Group disposed of approximately 9.55% interest in Rosedale Hotel Group Limited ("Rosedale Hotel") for a consideration of approximately HK$19 million and the interest in Rosedale Hotel was decreased from 32.20% to 22.65%.

12. MOVEMENTS IN RECEIVABLES

Included in receivables of approximately HK$125 million (31.12.2002: HK$122 million) and approximately HK$112 million (31.12.2002: approximately HK$109 million) were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Ms. Chau Mei Wah, Rosanna ("Ms. Chau") and Mr. Lau Ko Yuen, Tom, the former alternate director to Ms. Chau of the Company, are directors of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Other than the above amounts of approximately HK$237 million which were secured, the remaining balances of receivables were unsecured. All receivables bear interest at prevailing market rates.

Included in receivables which are due after one year of approximately HK$8 million (31.12.2002: Nil) were due from Sun Media Group Holdings Limited, a company's shares listed on the Mainboard of the Stock Exchange, representing part of the consideration of the disposal of the 19.56% of the issued share capital of Leadership Publishing Group Limited ("Leadership Publishing"), a company's shares listed on the Growth Enterprise Market of the Stock Exchange in January, 2003. The amount was due and payable upon the expiry of 30 calendar months after the year end of the financial year of Leadership Publishing in respect of which Leadership Publishing declares a profit after taxation in its audited financial statements.

13. MOVEMENTS IN INVESTMENTS IN SECURITIES

During the period, the Group acquired certain investments at a consideration of approximately HK$88 million and disposed of certain investments with the carrying value of approximately HK$86 million. In addition, an unrealised loss on investment in securities of approximately HK$12 million has been recognised in the condensed consolidated income statement during the period.

14. TRADE DEBTORS

The Group allows its trade customers a credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the reporting date is as follows:

	30th June 2003	31st December 2002
	HK$'000	*HK$'000*
0-90 days	**363,981**	387,848
91-180 days	**36,901**	89,724
Over 180 days	**1,765**	56,387
	402,647	533,959

15. CREDITORS, OTHER PAYABLES AND ACCRUED CHARGES

At the reporting date, included in creditors and accrued charges are creditors with the following aged analysis:

	30th June 2003	31st December 2002
	HK$'000	*HK$'000*
0-90 days	**235,078**	219,156
91-180 days	**15,425**	48,641
Over 180 days	**11,148**	109,345
	261,651	377,142
Add: Other payables and accrued charges	**367,858**	515,022
	629,509	892,164

16. COMMITMENTS

At the reporting date, the Group had the following capital commitments:

	30th June 2003 *HK$'000*	31st December 2002 *HK$'000*
Contracted for but not provided in the financial statements in respect of:		
— Land development rights	**197,758**	209,540
— Property, plant and equipment	**76,427**	137,061
— Construction in progress	**—**	15,531
	274,185	362,132

As set out in note 10, upon the completion of the agreement entered into subsequent to 30th June, 2003, the Group had no capital commitments in respect of land development rights.

17. CONTINGENT LIABILITIES

At 30th June 2003, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$184.3 million (31.12.2002: approximately HK$169.6 million), outsiders of approximately HK$113.1 million (31.12.2002: approximately HK$0.8 million) and a subsidiary of a minority shareholder of approximately HK$6.6 million (31.12.2002: Nil).

18. PLEDGE OF ASSETS

At 30th June, 2003 and 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

(a) Certain property, plant and equipment with a carrying value of approximately HK$10,500,000 (31.12.2002: approximately HK$219,532,000);

(b) Bank deposits of approximately HK$22,513,000 (31.12.2002: approximately HK$24,839,000);

(c) All the assets of a subsidiary with a consolidated net assets value of approximately HK$27,424,000 (31.12.2002: approximately HK$45,746,000) of the Group has been pledged to a bank to secure credit facilities granted to the Group.

At 30th June, 2003 and 31st December, 2002, investment in securities with a carrying value of approximately HK$227,060,000 (31.12.2002: approximately HK$249,990,000) were pledged to secure margin account credit facilities. The margin loan facilities amounting to approximately HK$25,479,000 (31.12.2002: approximately HK$13,323,000) were utilised by the Group.

19. RELATED PARTY TRANSACTIONS

During the period, the Group had the following significant transactions with related parties:

Name of company	Notes	Nature of transactions	Six months ended 30th June, 2003 HK$'000	2002 HK$'000
Lucklong	(i)	Loan interest income received and receivable by the Group	**2,967**	3,035
Danwei	(i)	Loan interest income received and receivable by the Group	**3,314**	3,389
Hanny Magnetics Limited ("Hanny Magnetics")	(ii)	Loan interest expenses paid and payable by the Group	**1,953**	—
Nation Cheer Investment Limited ("Nation Cheer")	(ii)	Loan interest expenses paid and payable by the Group	**4,085**	—
Rosedale Hotel	(iii)	Loan interest income received and receivable by the Group	**1,685**	—

Notes:

(i) Danwei and Lucklong are companies, in which a director of the Company is the director of their ultimate holding company and the director of Danwei and Lucklong.

(ii) Hanny Magnetics and Nation Cheer are wholly-owned subsidiaries of a substantial shareholder of the Company.

(iii) Rosedale Hotel is an associate of the Group.

The above transactions were carried out in accordance with the terms agreed between the relevant parties.

20. POST BALANCE SHEET EVENT

Subsequent to the reporting date, the Group had the following significant subsequent events:

(i) On 15th June, 2003, China Enterprises Limited ("China Enterprises"), a non-wholly owned subsidiary of the Company, and Hangzhou Industrial & Commercial Trust & Investment Co., Ltd. ("Hangzhou I&C") entered into an agreement pursuant to which China Enterprises agreed to dispose of its 25% interests in Hangzhou Zhongce Rubber Co., Ltd ("Hangzhou Zhongce"), a 51% owned subsidiary of China Enterprises, to Hangzhou I&C for the consideration of approximately RMB165 million (equivalent to approximately HK$155 million). Upon completion of the disposal, China Enterprises's interest in Hangzhou Zhongce will be reduced from 51% to 26%, and Hangzhou Zhongce will cease to be a subsidiary of China Enterprises. Up to the date of this report, this transaction has not been completed.

(ii) The Group entered into an agreement with the People's Government of Li Qiao Town for the termination of the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC. Details of these are set out in note 10.

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the six months ended 30th June, 2003 totaled HK$1.736 billion, representing an increase of 1.8% from HK$1.706 billion over the comparable period last year. The turnover in toll highway operation, property investment, hotel operation and heavy industry was no longer consolidated following the disposal or restructuring of those operations. The decrease in turnover from those operations was offset by the increase in turnover from the tires operation.

The Group's unaudited consolidated loss for the six months ended 30th June, 2003 reduced by 12.9% to HK$132.7 million as compared to HK$152.4 million in the last corresponding period. The net loss for the period was mainly attributable to the Group's sharing of losses of its associates during the period.

LIQUIDITY AND FINANCIAL RESOURCES

During the first half of 2003, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

The Group's short-term bank loans and other borrowings decreased from approximately HK$997 million as at 31st December, 2002 to approximately HK$906 million as at 30th June, 2003. Long-term bank loans and other borrowings increased from approximately HK$87 million as at 31st December, 2002 to approximately HK$189 million as at 30th June, 2003. As a result, the Group's total bank loans and other borrowings increased from approximately HK$1,084 million as at 31st December, 2002 to approximately HK$1,095 million as at 30th June, 2003 representing an increase of 1.0%. The gearing ratio, calculated to the total long-term bank loans and other borrowings divided by total shareholders' funds increased from 0.050 to 0.120. The Group's total borrowings of HK$1,095 million were mainly denominated in HK dollars and Renminbi, and the maturity profile spreads over a period of five years with approximately HK$906 million repayable within one year, approximately HK$189 million repayable two to five years. Non-HK dollar denominated loans are directly related to the Group's businesses in the countries of the currencies concerned.

As at 30th June, 2003, total bank borrowings of the Group amounted to approximately HK$1,044 million and over 90% of the Group's bank borrowings bear interest at fixed rates and the remaining were at floating rates.

During the period under review, capital expenditure aggregated to approximately HK$284 million and was used primarily for expansion of existing facilities. The Group's capital expenditures will continue to be funded primarily from cash generated from operations, cash on hand or by bank borrowings or a combination of both as required.

Cash and bank balances amounted to approximately HK$341 million, and is mainly denominated in Hong Kong dollars, Renminbi and Australian dollars. The Company does not expect significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any foreign exchange contracts, currency swaps or other financial derivatives.

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited) ("China Enterprises")

In the first half of 2003, China Enterprises generated revenues of RMB1.7 billion compared to the restated revenues of RMB1.2 billion for the corresponding period in the previous year. It increased its net loss by 4.8% to RMB24.2 million. The loss incurred during the period was mainly attributable to the share of losses in its travel business related affiliate. The travel business in the Greater China Region was dampened by the outbreak of the Severe Acute Respiratory Syndrome (the "SARS") in first half of 2003. However, the business rebounded in the second half of the year as the unfavorable effects of the epidemic subsided.

In January 2003, China Enterprises disposed of its entire interest in Yinchuan C.S.I. (Greatwall) Rubber Co., Limited ("Yinchuan CSI") for a consideration of RMB35.0 million. On 15th June, 2003, China Enterprises entered into a contract with an independent third party, Hangzhou Industrial & Commercial Trust & Investment Co., Limited ("Hangzhou I&C"), for disposal of a 25% interest in Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Zhongce"), currently a 51% owned subsidiary of China Enterprises, for a consideration of approximately RMB164.7 million in order to widen the shareholders' base of Hangzhou Zhongce. The Company considers the sale to be beneficial to both the further development of Hangzhou Zhongce in the PRC and its future value to the Company. The sale is conditional upon the parties receiving approval of the transaction from the China Commercial Department, an agency of the government of the PRC.

MRI Holdings Limited ("MRI")

During this accounting period, Australia Net.Com Limited has undergone a name change to MRI Holdings Limited (ASX code: MRI) and a change of status with the Australian Stock Exchange Limited ("ASX") from a cash box company to a listed investment company.

MRI has continued to investigate investment opportunities and this has culminated in an investment of A$4 million in Fruit Project Australia ("FPA") (an integrated fruit growing, packing and export operation based in the southwest of Western Australia) by way of a convertible note. The note is interest bearing at a fixed interest rate of 8% per annum and is repayable within 3 years. The note is convertible to equity by way of shares at a 30% discount to market if FPA lists on the ASX or 30% discount to valuation otherwise and the decision to convert is with MRI.

MRI continues to look for suitable investment opportunities.

Tung Fong Hung Investment Limited ("Tung Fong Hung")

Despite of the sluggish retail market under a slowly recovering economy, Tung Fong Hung incurred a net loss for the first half year of 2003 amounting to approximately HK$4.2 million as compared to HK$18.5 million for the corresponding period in the previous year. The significant reduction in net loss was largely a result of the management's continuing efforts to enhance operational efficiency and reduced running expenses.

Unfortunately, after the outbreak of the SARS, local retail sales further dropped. However, with the containment of SARS and the introduction of the Mainland-Hong Kong Closer Economic Partnership Arrangement which led to the improvement of tourist business from China, the management believes that its turnover will recover in the foreseeable future.

Tung Fong Hung has been aggressively developing new products to suit the current market needs and widen the product range with an aim to stimulate revenue. In particular, new products such as nano-masks and 「清肺抗炎茶」 received favourable market response during the outbreak of the SARS. It reduced the negative impact of the SARS to the performance of Tung Fong Hung to some extent. Besides, the network of concessionary counters in the PRC continued to capitalize on the growing demand in China.

On 30th July 2003, the western pharmaceutical manufacturer, Jean-Marie Pharmacal Company Limited ("Jean-Marie") disposed its 50% interest to a strategic partner. This strategic move further strengthens Jean-Marie's manufacturing capabilities for biotechnology and health-related products.

PROSPECTS

Following series of group reorganization exercise, the Group has already fully diversified its scope of operations in the context of risk management. This prepares the Group to be more well-positioned to capture the upsides once the global economy recovers.

As markets in the Greater China Region keep improving from the unfavorable effects of the SARS together with various re-vitalization programmes launched by respective governments, the management is confident that economic and commercial activities in the region would be recovered before the end of 2003. More and more investment opportunities with great potential would emerge while capital markets in the region would become active once again. The Group is prepared to maintain its concurrent conservative and cautious posture to tackle any forthcoming challenges and to seize all chances of wealth creation.

CORPORATE DEVELOPMENTS

In January 2003, China Enterprises, a non-wholly owned subsidiary of the Company, and Ningxia Yinchuan Rubber Manufacturing ("Ningxia Yinchuan") entered into a conditional sale and purchase agreement pursuant to which China Enterprises agreed to sell its entire 51% interest in Yinchuan CSI to Ningxia Yinchuan for the consideration of RMB35 million (equivalent to approximately HK$33 million).

Upon completion of the Group reorganisation in 2002, in order to maintain adequate public float for shares of Rosedale Hotel, the Company as the ultimate controlling shareholder of Rosedale Hotel, disposed 265,000,000 shares of Rosedale Hotel at consideration of HK$0.072 per share in May 2003. The shareholding interest in Rosedale Hotel of the Company has reduced to approximately 22.7% of the issued shares of Rosedale Hotel, and approximately 28.1% of the issued shares of Rosedale Hotel are held in the hands of the public which is in compliance with Rule 8.08 of the Listing Rules on the Stock Exchange.

In June 2003, China Enterprises and Hangzhou I&C entered into an agreement, pursuant to which China Enterprises agreed to dispose of its 25% interests in Hangzhou Zhongce to Hangzhou I&C for the consideration of RMB164,659,656.90 (equivalent to HK$155,178,265.00).

In July 2003, Hanny Holdings Limited ("Hanny") and Paul Y. — ITC Construction Holdings Limited ("Paul Y.") jointly announced that Well Orient Limited ("Well Orient") and Calisan Developments Limited ("Calisan"), each being indirect wholly-owned subsidiary of Hanny and Paul Y. respectively, to make a voluntary conditional cash offer at the price of HK$0.10 for each share of the Company (the "Shares") and HK$0.001 for each warrant of the Company (the "Warrants") respectively, other than those presently owned by Well Orient and Calisan (the "Offerors") and their concert parties, in order to increase the aggregate shareholdings of the Offerors in the Company to over 50% of the issued share capital of the Company, Kingsway SW Securities Limited ("Kingsway SW Securities") has been appointed by the Offerors to stand in the market to acquire Shares at a price of no more than HK$0.10 per Share. On 9th July, 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 Shares, representing 5.98% of the issue share capital of the Company, at the open market at a price of HK$0.10 per Share. After the purchase on 9th July, 2003, the Offerors and their concert parties were interested in 291,675,000 Shares, representing approximately 35.16% of the issued share capital of the Company, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

The Offerors notified the Company on 21st July, 2003 that the offer price under the Share offer is to be increased from HK$0.10 to HK$0.139 per Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each Share and HK$0.001 for each Warrant respectively, other than Shares and Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding options of the Company (the "Options") at HK$0.001 per Option.

In addition to the acquisition of 49,665,000 Shares on 9th July, 2003, the Offerors also jointly purchased 161,680,000 Shares, representing 19.49% of the voting rights in the Company, at a price of HK$0.139 per Share on 11th August, 2003. Including the valid acceptances of the Share offer in respect of 77,510 Shares received by the Offerors as at 11th August, 2003, the Offerors and their concert parties hold 453,432,510 Shares, representing 54.67% of the voting rights in the Company on 11th August, 2003 and thus, the condition to which the offers are subject has been satisfied and the offers have become unconditional on 11th August, 2003.

Upon close of the offers, the Offerors and their concert parties are interested in 518,329,589 Shares, representing approximately 62.49% of the existing issued shares of the Company and 48,285,900 units of Warrants, representing approximately 29.11% of the outstanding Warrants. All outstanding Options were cancelled on 29th August, 2003. The Company became an associated company of Hanny and Paul Y..

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 30th June, 2003, the Group employed approximately 7,644 staff. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the period ended 30th June, 2003.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2003 (2002: Nil).

DIRECTORS' INTERESTS

As at 30th June, 2003, the interests and short positions of the directors of the Company (the "Directors") in the shares, debentures or underlying shares of the Company or any of its associated corporations (within the meaning of the Part XV of the Securities and Futures Ordinance (the "SFO")) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(I) The Company

a. Shares and (in respect of equity derivatives) Underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of shares held	No. of underlying shares in respect of the warrants (the "2003 Warrants") *(Note 2)*	Approximate percentage of shareholding
Chan Kwok Keung, Charles *(Note1)*	Long Position	Corporate	120,660,000	24,132,000	17.46%

Notes:

1. Chan Kwok Keung, Charles is deemed to be interested in 120,660,000 shares in the Company and the 2003 Warrants for 24,132,000 shares in the Company held by Calisan by virtue of his interest in Chinaview International Limited ("Chinaview") which has a controlling interest in Calisan. Details of which are disclosed under the heading "Substantial Shareholders".

2. The 2003 Warrants are listed equity derivatives and exercisable at any time during the period from 29th August, 2002 to 31st December, 2003 at a subscription price of HK$0.16 per share (subject to adjustment).

b. Share Options *(Note)*

Name of Director	Date of grant	Exercisable period	Number of share options	Exercise price *(HK$)*
Chan Ling, Eva	12/01/2000	18/01/2000 – 17/01/2005	75,000	3.145

Note:

The share option scheme of the Company adopted on 20th July, 1992 (the "Old Share Option Scheme") was terminated and a new option scheme (the "New Share Option Scheme") was adopted by the Company at the general meeting held on 4th June, 2002 to comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange. However, all options granted prior to the termination of the Old Share Option Scheme shall remain in full force and effect.

No share options under the New Share Scheme have been granted by the Company to, nor have any options under the Old Share Option Scheme been exercised by, any person during the half year ended 30th June, 2003.

(II) Associated Corporation

Name of Director	Name of company	Nature of interest	Long position/ short position	No. of shares
Chan Kwok Keung, Charles	Ananda Wing On Travel (Holdings) Limited	Personal	Long position	17,280,000
	Dong Fang Gas Holdings Limited	Personal	Long position	2,520,900

As at 30th June, 2003, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under Section 352 of the SFO.

Save as disclosed above, as at 30th June, 2003, none of the Directors or chief executive of the Company had any interest or short position whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (with the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 336 of the SFO shows that, as at 30th June, 2003, the Company had been notified of the following interests in the Company:

Name	Nature of interest	Number of shares	No. of underlying shares in respect of the 2003 Warrants held	Percentage of issued share capital
Calisan	Personal *(Note 1)*	120,660,000	24,132,000	17.46%
Great Decision Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Paul Y. — ITC Investments Group Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Paul Y. — ITC Construction Holdings (B.V.I.) Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Paul Y. — ITC Construction Holdings Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Hollyfield Group Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
ITC Investment Holdings Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
ITC Corporation Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Galaxyway Investments Limited	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Chinaview	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%

Name	Nature of interest	Number of shares	No. of underlying shares in respect of the 2003 Warrants held	Percentage of issued share capital
Ng Yuen Lan, Macy	Family *(Note 2)*	120,660,000	24,132,000	17.46%
Chan Kwok Keung, Charles	Corporate *(Note 1)*	120,660,000	24,132,000	17.46%
Well Orient	Personal *(Note 3)*	120,660,000	24,132,000	17.46%
Powervote Technology Limited	Corporate *(Note 3)*	120,660,000	24,132,000	17.46%
Hanny Magnetics (B.V.I.) Limited	Corporate *(Note 3)*	120,660,000	24,132,000	17.46%
Hanny Holdings Limited	Corporate *(Note 3)*	120,660,000	24,132,000	17.46%
BNP Paribas S.A.	Corporate *(Note 4)*	70,263,353	42,158,011	13.55%
Quartet Assets Limited	Personal *(Note 5)*	66,215,250	–	7.98%
Oei Hong Leong	Corporate *(Note 5)*	66,215,250	–	7.98%
Summers Overseas Limited	Personal and Corporate *(Note 6)*	45,245,484	4,251,000	5.97%
Choo Yeow Ming	Corporate *(Note 7)*	45,245,484	4,251,000	5.97%

Notes:

1. Chan Kwok Keung, Charles ("Dr. Chan") owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. — ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. — ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. — ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested 120,660,000 shares of the Company and the 2003 Warrants for 24,132,000 shares of the Company which are held by Calisan.

2. Ng Yuen Lan, Macy is a spouse of Dr. Chan and deemed to be interested in 120,660,000 shares of the Company and the 2003 Warrants for 24,132,000 shares of the Company held by Calisan.

3. Well Orient is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 120,660,000 shares of the Company and the 2003 Warrants for 24,132,000 shares of the Company which were held by Well Orient.

4. BNP Paribas Peregrine Investment Limited ("BNPI") is wholly-owned by BNP Paribas Peregrine Limited ("BNPL") which is in turn owned by BNP Equities Asia Limited ("BNPA"). BNPA is wholly-owned by BNP Paribas S.A. ("BNPSA"). BNPL, BNPA and BNPSA were deemed to be interested in 70,263,353 shares of the Company and the 2003 Warrants for 42,158,011 shares of the Company which were held by BNPI.

5. Oei Hong Leong ("Mr. Oei") is deemed to be interested in 66,215,250 shares of the Company through his interest in Quartet Assets Limited which is a company wholly and beneficially owned by Mr. Oei.

6. Hyper Joy Finance Limited which directly owns 21,255,000 shares of the Company and the 2003 Warrants for 4,251,000 shares of the Company, is a wholly-owned subsidiary of Summers Overseas Limited ("Summers Overseas"). Summers Overseas directly owns 23,990,484 shares of the Company. Accordingly, Summers Overseas is deemed to be interested in aggregate of 45,245,484 shares of the Company and the 2003 Warrants for 4,251,000 shares of the Company.

7. Choo Yeow Ming ("Mr. Choo") is deemed to be interested in 45,245,484 shares of the Company and the 2003 Warrants for 4,251,000 shares of the Company through his interest in Summers Overseas which is a company wholly and beneficially owned by Mr. Choo.

All the interests stated above represent long positions. As at 30th June, 2003, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under Section 336 of the SFO.

AUDIT COMMITTEE

The audit committee of the Company comprises Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes who are Independent Non-Executive Directors. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report for the six months ended 30th June, 2003.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the listed securities of the Company by the Company or its subsidiaries during the period.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that this is not complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the interim report, except that the Independent Non-Executive Directors of the Company are not appointed for specific terms as subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

By Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 25th September, 2003

中策集團有限公司
China Strategic Holdings Limited

Interim Report 2003 中期報告


东方红

目錄

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致中策集團有限公司董事會
(於香港註冊成立之有限公司)

引言

本核數師行受 貴公司委托審閱載於第3至第17頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的《會計實務準則》第25號「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由董事審批。

吾等之責任在於根據受聘之協定條款審閱中期財務報告，就此達成獨立結論，並僅向 閣下全體滙報，而有關結論不作其他用途。吾等並不就本報告之內容向任何其他人士承擔任何責任。

董事之責任

本行的審閱工作是按照香港會計師公會頒佈《核數準則》第700號「審閱中期財務報告」進行。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並撰此評估所採用的會計政策及呈報形式是否一致(另作披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統和核審資產、負債及交易活動)。由於審閱的工作範圍遠較審核工作少，因此只能提供較審核工作為低節可靠程度。所以，本行不會對中期財務報告作出審核意見。

審閱結論

本核數師之審閱工作有別於審核，而基於審閱結果，本行並不察覺須對截至二零零三年六月三十日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零三年九月二十五日

簡明綜合收益表

截至二零零三年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核) (重列)
營業額		**1,735,605**	1,706,190
銷售成本		**(1,494,160)**	(1,421,501)
毛利		**241,445**	284,689
其他經營收入	4	**47,041**	105,662
分銷成本		**(99,561)**	(115,065)
行政支出		**(76,490)**	(116,743)
其他支出	5	**(16,206)**	(346,237)
經營溢利(虧損)	6	**96,229**	(187,694)
出售附屬公司權益之收益(虧損)淨額		**4,784**	(19,050)
聯營公司清盤/權益攤薄之虧損淨額		**(36,767)**	(1,010)
融資成本		**(28,716)**	(53,809)
所佔聯營公司之業績		**(125,012)**	(25,374)
税前虧損		**(89,482)**	(286,937)
税項	7	**(7,469)**	(5,433)
未計少數股東權益之虧損		**(96,951)**	(292,370)
少數股東權益		**(35,751)**	139,952
期間虧損淨額		**(132,702)**	(152,418)
每股虧損			
— 基本及攤薄	8	**(16.0)仙**	(32.6)仙

簡明綜合資產負債表

於二零零三年六月三十日

	附註	二零零三年 六月三十日 千港元 (未經審核)	二零零二年 十二月三十一日 千港元 (經審核) (重列)
非流動資產			
物業、廠房及設備	9	**841,433**	746,778
收購土地發展權所付款項	10	**26,906**	14,687
商譽		**30,139**	30,953
於聯營公司之權益	11	**484,846**	681,328
應收賬款 — 一年後到期	12	**173,854**	22,586
證券投資	13	**435,851**	410,685
遞延税項資產		**14,224**	13,454
		2,007,253	1,920,471
流動資產			
存貨		**562,167**	827,744
應收貿易賬款	14	**402,647**	533,959
應收賬款 — 一年內到期	12	**550,328**	680,659
應收聯營公司款項		**71,054**	60,535
其他應收款項、按金及預付款項		**273,547**	253,069
可收回利得税及其他可收回税項		**94**	—
證券投資	13	**2,540**	37,363
已抵押銀行存款		**22,513**	24,839
銀行結餘及現金		**317,998**	425,397
		2,202,888	2,843,565
流動負債			
應付賬款、其他應付款項及應計費用	15	**629,509**	892,164
應付關連公司款項 — 一年內到期		**190,151**	46,155
應付聯營公司款項		**—**	189
應付所得税及其他應付税項		**34,315**	52,694
銀行貸款及其他借款 — 一年內到期		**905,813**	996,861
		1,759,788	1,988,063
流動資產淨值		**443,100**	855,502
		2,450,353	2,775,973
資本及儲備			
股本		**82,947**	82,947
儲備		**1,491,716**	1,651,106
		1,574,663	1,734,053
少數股東權益		**664,926**	728,942
非流動負債			
銀行貸款及其他借款 — 一年後到期		**188,732**	86,949
應付關連公司款項 — 一年後到期		**22,032**	226,029
		210,764	312,978
		2,450,353	2,775,973

	股本	股份溢價	特別資本儲備	資本購回儲備	綜合時產生之商譽	匯兌儲備	其他不可分派儲備	保留溢利(虧損)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
			(註a)				(註b)		
二零零二年一月一日									
一 如前所述	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
一 前期調整(附註2)	–	–	–	–	–	–	–	3,934	3,934
重列	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(336,926)	2,224,724
滙兌調整	–	–	–	–	–	(831)	–	–	(831)
應佔聯營公司儲備變動淨額	–	–	–	–	–	929	(85)	–	844
並無於簡明綜合收益表確認之收益(虧損)淨額	–	–	–	–	–	98	(85)	–	13
發行股份	9,200	–	–	–	–	–	–	–	9,200
發行股份溢價	–	9,200	–	–	–	–	–	–	9,200
發行股份開支	–	(621)	–	–	–	–	–	–	(621)
出售附屬公司權益變現	–	–	–	–	–	(1,267)	(1,618)	–	(2,885)
出售／攤薄聯營公司權益變現	–	–	–	–	3,100	(566)	–	–	2,534
期內虧損淨額	–	–	–	–	–	–	–	(152,418)	(152,418)
二零零二年七月一日	55,298	1,885,308	414,881	233	194,537	(4,856)	33,690	(489,344)	2,089,747
滙兌調整	–	–	–	–	–	(313)	–	–	(313)
應佔聯營公司儲備變動淨額	–	–	–	–	–	(25)	(193)	–	(218)
並無於簡明綜合收益表確認之虧損淨額	–	–	–	–	–	(338)	(193)	–	(531)
以供股方式發行股份	27,649	–	–	–	–	–	–	–	27,649
發行股份溢價	–	13,824	–	–	–	–	–	–	13,824
發行股份開支	–	(1,784)	–	–	–	–	–	–	(1,784)
出售／攤薄附屬公司權益變現	–	–	–	–	(71,028)	(923)	(959)	–	(72,910)
出售／攤薄聯營公司權益變現	–	–	–	–	444	(756)	86	–	(226)
調撥自保留溢利	–	–	–	–	–	–	3,215	(3,215)	–
期內虧損淨額	–	–	–	–	–	–	–	(321,716)	(321,716)
二零零二年十二月三十一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(814,275)	1,734,053
滙兌調整	–	–	–	–	–	293	–	–	293
應佔聯營公司儲備變動淨額	–	–	–	–	–	662	–	–	662
並無於簡明綜合收益表確認之收益淨額	–	–	–	–	–	955	–	–	955
出售附屬公司權益變現	–	–	–	–	(111)	–	(7,072)	–	(7,183)
聯營公司清盤／權益攤薄變現	–	–	–	–	(20,333)	(127)	–	–	(20,460)
調撥自保留溢利	–	–	–	–	–	–	1,319	(1,319)	–
期內虧損淨額	–	–	–	–	–	–	–	(132,702)	(132,702)
二零零三年六月三十日	82,947	1,897,348	414,881	233	103,509	(6,045)	30,086	(948,296)	1,574,663

註：

(a) 特別資本儲備指本公司於二零零一年削減股本所產生之金額。

(b) 本集團之其他不可分派儲備指根據中華人民共和國(「中國」)法規須自中國附屬公司除税後溢利撥出之法定儲備。轉撥金額由中國附屬公司之董事會決定。

簡明綜合現金流量報表

截至二零零三年六月三十日止六個月

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
	(未經審核)	(未經審核)
經營業務之現金流入淨額	**11,941**	169,643
投資活動之現金流出淨額	**(320,554)**	(721,771)
融資之現金流入淨額	**205,883**	271,820
現金及現金等額減少淨額	**(102,730)**	(280,308)
期初之現金及現金等額	**401,935**	744,927
滙率變動之影響	**(367)**	(2,457)
期終之現金及現金等額	**298,838**	462,162
現金及現金等額結餘分析		
銀行結餘及現金	**317,998**	477,749
銀行透支	**(19,160)**	(15,587)
	298,838	462,162

1. 編製基準

簡明財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄16之有關披露規定及香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」之規定編製。

2. 主要會計政策

簡明財務報表乃根據過往成本法編製,並就證券投資之估值作出調整。

除採納會計實務準則第12號(經修訂)「收益稅」之規定外,所採用之會計政策與編製本集團截至二零零二年十二月三十一日止年度之財務報表所採用者一致。實行會計實務準則第12號(經修訂)規定之主要影響在於遞延稅項。於過往年度,本集團採用收益表負債法就遞延稅項作出部份撥備,即就時差確認負債,惟預期不會於可預見將來撥回之時差除外。會計實務準則第12號(經修訂)規定採用資產負債表負債法,即除少數特殊情況外,就財務報表所載資產及負債賬面值與計算應課稅溢利所用相應稅務基準之所有暫時差額確認遞延稅項。由於會計實務準則第12號(經修訂)並無任何特別過渡規定,故此新會計政策在前會計期追溯應用。因此,二零零二年之比較數字均已重列。於二零零二年一月一日,虧損減少3,934,000港元;少數股東權益增加3,729,000港元;而遞延稅項資產則上升7,663,000港元,均屬更改有關二零零二年前期間業績之政策而累計之影響。於更改政策後,截至二零零二年六月三十日止六個月之收益稅支出減少至2,495,000港元(截至二零零二年十二月三十一日止年度:5,791,000港元),而截至二零零二年六月三十日止六個月之少數股東所佔虧損亦減少1,214,000港元(截至二零零二年十二月三十一日止年度:2,818,000港元)。

3. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報首要分部資料之基準。

本集團按業務分部劃分之收益分析如下：

	輪胎	藥品	證券投資及應收貸款	其他	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零三年六月三十日止期間					
收益					
對外銷售	1,606,194	129,411	5,187	3,558	1,744,350
業績					
分部業績	79,001	(855)	(6,839)	(2,605)	68,702
未分攤企業支出					(10,769)
滙兑收益					17,429
利息收入					19,232
股息收入					1,635
經營溢利					96,229

3. 分部資料（續）

	正終止經營業務					持續經營業務						
	經營收費高速公路 千港元 (註)	物業投資 千港元 (註)	酒店經營 千港元 (註)	重工業 千港元 (註)	小計 千港元	輪胎 千港元	藥品 千港元	證券投資及應收貸款 千港元	其他 千港元	小計 千港元	對銷 千港元	綜合 千港元
截至二零零二年六月三十日止期間												
收益												
對外銷售	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	6,532	1,588,188	—	1,773,100
分部間銷售	—	—	—	—	—	—	—	—	492	492	(492)	—
總收益	25,194	8,860	21,452	129,406	184,912	1,377,208	141,159	63,289	7,024	1,588,680	(492)	1,773,100
業績												
分部業績	(70,289)	(12,069)	(1,027)	15,539	(67,846)	(94,101)	(6,049)	(23,065)	4,119	(119,096)		(186,942)
未分攤企業支出												(39,504)
出售物業、廠房及設備收益												231
匯兌收益												8,644
利息收入												28,417
股息收入												1,460
經營虧損												(187,694)

分部間收益乃按市價收取。

註： *於截至二零零二年十二月三十一日止年度出售本集團若干附屬公司後，該等業務均視為正終止經營業務。有關詳情載於本公司於二零零三年四月二十三日刊發之截至二零零二年十二月三十一日止年度財務報表。*

地區分部

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

	營業額 截至六月三十日止六個月	
	二零零三年 **千港元**	二零零二年 千港元
中國，不包括香港	**1,626,858**	1,576,636
香港	**91,115**	112,334
海外	**17,632**	17,220
	1,735,605	1,706,190

4. 其他經營收入

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
利息收入	**19,232**	28,417
滙兑收益	**17,429**	8,644
出售證券投資之收益	**5,187**	63,289
上市投資之股息收入	**1,635**	1,460
出售物業、廠房及設備之收益	—	231
其他	**3,558**	3,621
	47,041	105,662

5. 其他支出

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
證券投資之未變現虧損	**12,026**	86,353
物業、廠房及設備之已確認減值虧損	—	236,525
待售物業之已確認減值虧損	—	1,185
投資物業之已確認減值虧損	—	9,069
存貨之已確認減值虧損	—	6,885
商譽攤銷	**814**	817
其他	**3,366**	5,403
	16,206	346,237

6. 經營溢利(虧損)

經營溢利(虧損)已扣除下列各項:

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
折舊及攤銷物業、廠房及設備	**24,012**	73,940

7. 稅項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
稅項支出包括:		
香港利得稅	**706**	—
其他司法權區之稅項	**7,533**	7,928
遞延稅項抵免	**(770)**	(2,495)
	7,469	5,433

香港利得稅乃根據本集團附屬公司估計應課稅溢利按稅率17.5%作出撥備。

其他司法權區之稅項乃按個別司法權區之適用稅率計算。

8. 每股虧損

每股基本虧損乃根據期間之虧損淨額132,702,000港元(截至二零零二年六月三十日止六個月:152,418,000港元)及期內已發行普通股之加權平均數829,468,413股(截至二零零二年六月三十日止六個月:467,586,677股(已就二零零二年八月完成之供股作出調整))計算。

由於行使購股權會導致每股虧損減少,故此於計算每股攤薄虧損時並無假設已行使購股權。

9. 物業、廠房及設備變動

本集團於本期間由於出售附屬公司而出售賬面淨值合共約107,000,000港元之物業、廠房及設備。

本集團錄得約272,000,000港元之物業、廠房及設備開支。

本集團亦出售賬面淨值合共約46,000,000港元之物業、廠房及設備。

10. 收購土地發展權所付款項之變動

截至二零零一年十二月三十一日止年度，本公司與北京市順義區李橋鎮人民政府(「李橋鎮人民政府」)就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議。據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約人民幣230,000,000元(相等於約216,981,000港元)。

於二零零三年六月三十日，本公司已支付部份款項人民幣20,500,000元(約等於19,223,000港元)(二零零二年十二月三十一日：人民幣8,000,000元(相等於約7,441,000港元))。

本公司已就該項目承擔顧問費及項目管理費合共約7,683,000港元(二零零二年十二月三十一日：約7,246,000港元)，而上述款項已計入收購土地發展權所付款項。

於二零零三年七月二十二日，本集團與李橋鎮人民政府訂立協議，終止上述項目。根據協議之條款，李橋鎮人民政府將向本集團退回已付之部份付款，並提出損失索償人民幣10,000,000元。截至本報告日期，李橋鎮人民政府已向本集團償還約人民幣18,000,000元。

11. 佔聯營公司之權益

期內，本集團出售珀麗酒店有限公司(「珀麗酒店」)約9.55%權益，代價約為19,000,000港元，而所擁有之珀麗酒店權益由32.20%減少至22.65%。

12. 應收款項變動

應收款項包括應收Danwei Limited(「Danwei」)款項約125,000,000港元(二零零二年十二月三十一日：約122,000,000港元)及應收Lucklong Venture Limited(「Lucklong」)款項約112,000,000港元(二零零二年十二月三十一日：約109,000,000港元)。周美華女士(「周女士」)及其前替任董事劉高原先生均為Danwei及Lucklong之最終控股公司之董事。此外，周女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已抵押予本集團，作為上述貸款之抵押品。

押除上文所述約237,000,000港元之數額已有抵押外，其餘應收款項結餘並無抵押。所有應收款項均按市場現行息率計息。

須於一年後到期之應收款項包括約8,000,000港元(二零零二年十二月三十一日：無)應收聯交所主板上市公司陽光文化媒體集團有限公司之款項，即二零零三年一月出售聯交所創業板上市公司現代旗旗出版集團有限公司(「現代旗旗」)19.56%已發行股本之部份代價。該款項須於現代旗旗在其經審核財務報表宣佈取得除稅後溢利之財政年度完結起計30個曆月屆滿當時到期支付。

13. 證券投資變動

本集團期內以約88,000,000港元之代價收購若干投資，並出售賬面值約86,000,000港元之若干投資。此外，期內已自簡明綜合收益表扣除約12,000,000港元之未變現證券投資虧損。

14. 應收賬款

本集團一般給予客戶90日至180日不等之信貸期，截至報告日期之應收賬款賬齡分析如下：

	二零零三年 六月三十日 *千港元*	二零零二年 十二月三十一日 *千港元*
0至90日	**363,981**	387,848
91-180日	**36,901**	89,724
超過180日	**1,765**	56,387
	402,647	533,959

15. 應付賬款、其他應付款項及應計費用

於結算日，包括在應付賬款及應計費用內之應付賬齡分析如下：

	二零零三年 六月三十日 *千港元*	二零零二年 十二月三十一日 *千港元*
0至90日	**235,078**	219,156
91-180日	**15,425**	48,641
超過180日	**11,148**	109,345
	261,651	377,142
加：其他應付款項及應計費用	**367,858**	515,022
	629,509	892,164

16. 承擔

於結算日，本集團之資本承擔如下：

	二零零三年 六月三十日 *千港元*	二零零二年 十二月三十一日 *千港元*
已訂約但未於財務報表撥備：		
一 土地發展權	**197,758**	209,540
一 物業、廠房及設備	**76,427**	137,061
一 在建工程	**—**	15,531
	274,185	362,132

按附註10所述，於二零零三年六月三十日後訂立之協議完成時，本集團並無有關土地發展權之資本承擔。

17. 或然負債

於二零零三年六月三十日，本集團因就聯營公司、外界人士及少數股東之附屬公司分別所獲信貸約184,300,000港元（二零零二年十二月三十一日：約169,600,000港元）、約113,100,000港元（二零零二年十二月三十一日：約800,000港元）及約6,600,000港元（二零零二年十二月三十一日：無）向銀行提供擔保而有或然負債。

18. 資產抵押

於二零零三年六月三十日及二零零二年十二月三十一日，下列資產已作抵押，作為本集團所獲信貸之擔保：

(a) 若干賬面值約10,500,000港元（二零零二年十二月三十一日：約219,532,000港元）之物業、廠房及設備；

(b) 約22,513,000港元（二零零二年十二月三十一日：約24,839,000港元）之銀行存款；

(c) 佔本集團綜合資產淨值約27,424,000港元（二零零二年十二月三十一日：約45,746,000港元）之附屬公司之全部資產均已抵押予銀行，作為本集團所獲信貸之擔保。

於二零零三年六月三十日及二零零二年十二月三十一日，賬面值約227,060,000港元（二零零二年十二月三十一日：約249,990,000港元）之證券投資經已抵押。本集團已動用約25,479,000港元（二零零二年十二月三十一日：約13,323,000港元）之保證金備用貸款。

19. 關連人士交易

本集團於本期間曾與關連人士進行下列重大交易：

公司名稱	註	交易性質	截至六月三十日止六個月 二零零三年 千港元	二零零二年 千港元
Lucklong	(i)	本集團已收及應收之貸款利息收入	**2,967**	3,035
Danwei	(i)	本集團已收及應收之貸款利息收入	**3,314**	3,389
Hanny Magnetics Limited (「Hanny Magnetics」)	(ii)	本集團已付及應付之貸款利息開支	**1,953**	—
Nation Cheer Investment Limited (「Nation Cheer」)	(ii)	本集團已付及應付之貸款利息開支	**4,085**	—
珀麗酒店	(iii)	本集團已收及應收之貸款利息收入	**1,685**	—

註：

(i) 本公司一名董事為Danwei及Lucklong最終控股公司之董事，兼為Danwei及Lucklong之董事。

(ii) Hanny Magnetics及Nation Cheer均為本公司主要股東之全資附屬公司。

(iii) 珀麗酒店為本集團聯營公司。

上述交易根據有關各方同意之條款進行。

20. 結算日後事項

本集團於報告日後有下列重大事項：

(i) 於二零零三年六月十五日，本公司非全資附屬公司China Enterprises Limited（「China Enterprises」）與杭州工商信託投資股份有限公司（「杭州工商」）訂立協議，China Enterprises同意向杭州工商出售China Enterprises擁有51%權益之附屬公司杭州中策橡膠有限公司（「杭州中策」）25%權益，代價約人民幣165,000,000元（相等於約155,000,000港元）。於完成出售後，China Enterprises所擁有之杭州中策權益由51%減至26%，而杭州中策不再為China Enterprises之附屬公司。截至本報告日期，該項交易尚未完成。

(ii) 本集團與李橋鎮人民政府訂立協議，終止一幅鄰近中國北京首都機場東面之土地之聯合發展項目。有關詳情載於附註10。

本集團業績分析

本集團截至二零零三年六月三十日止六個月之營業額合共1,736,000,000港元，較去年同期1,706,000,000港元上升1.8%。於出售或重組經營收費高速公路、物業投資、酒店經營及重工業等業務後，該等業務之營業額不再綜合計算，惟輪胎業務之營業額增長已抵銷該等業務營業額之下降。

本集團截至二零零三年六月三十日止六個月之未經審核綜合虧損由去年同期152,400,000港元減少12.9%至132,700,000港元。期內虧損淨額主要來自本集團所佔聯營公司期內虧損。

流動資金及財務資源

於二零零三年上半年，本集團主要以經營業務所得現金、主要往來銀行提供之銀行信貸及出售投資所得款項作為營運資金。

本集團之短期銀行貸款及其他借貸由二零零二年十二月三十一日約997,000,000港元減至二零零三年六月三十日約906,000,000港元，而長期銀行貸款及其他借貸則由二零零二年十二月三十一日約約87,000,000港元增至二零零三年六月三十日約189,000,000港元。因此，本集團之銀行貸款及其他借貸總額由二零零二年十二月三十一日約1,084,000,000港元增至二零零三年六月三十日約1,095,000,000港元，增幅為1.0%。資本負債比率(即長期銀行貸款及其他借貸總額除以股東資金總額)由0.050增至0.120。本集團之借貸總額1,095,000,000港元主要以港元及人民幣計算，到期日長達五年，其中約906,000,000港元須於一年內償還，而約189,000,000港元則須於二至五年內償還。外幣貸款均直接與本集團於有關貨幣所涉及國家之業務有關。

於二零零三年六月三十日，本集團之銀行借貸總額約為1,044,000,000港元，而本集團逾90%之銀行借貸乃按固定利率計息，其餘則按浮動利率計息。

於回顧期間，資本開支總額約為284,000,000港元，主要用作擴充現有設施。本集團仍會視乎情況主要以經營業務所得現金、手頭現金或銀行借貸應付資本開支。

現金及銀行結餘約為341,000,000港元，主要以港元、人民幣及澳元計算。本公司預期不會承擔重大滙率及利息波動風險。因此，本集團並無訂立任何外滙合約、貨幣掉期或其他金融衍生工具。

重要投資

China Enterprises Limited（在香港以**China Tire Holdings Limited**之名義經營業務）（「**China Enterprises**」）

於二零零三年上半年，China Enterprises錄得人民幣1,700,000,000元之收益，而去年同期之收益則為人民幣1,200,000,000元（重列）。虧損淨額增加4.8%至人民幣24,200,000元。期內之虧損主要來自所佔經營旅遊業務之聯繫公司之虧損。大中華地區之旅遊業於二零零三年上半年受到嚴重急性呼吸道綜合症（「沙士疫症」）嚴重打擊。然而，隨著疫症陰影逐步消退，旅遊業已於下半年復甦。

於二零零三年一月，China Enterprises出售銀川中策（長城）橡膠有限公司（「銀川中策」）全部權益，代價為人民幣35,000,000元。於二零零三年六月十五日，China Enterprises與獨立第三者杭州工商信託投資股份有限公司（「杭州工商」）訂立合約，出售杭州中策橡膠有限公司（「杭州中策」，現為China Enterprises擁有51%權益之附屬公司）25%權益，代價約為人民幣164,700,000元，以擴大杭州中策之股東基礎。本公司認為，該出售有助杭州中策日後在中國之發展，亦促進本公司日後增長。該出售須待有關各方獲中國政府機關中國商務部批准有關交易後，方可作實。

MRI Holdings Limited（「**MRI**」）

於本會計期間，Australia Net.Com Limited將公司名稱更改為MRI Holdings Limited（澳洲證券交易所代號：MRI），並將其在澳洲證券交易所之地位由現金資產公司轉為上市投資公司。

MRI繼續致力發掘投資商機，並以發行可換股票據方式對Fruit Project Australia（「FPA」）投資4,000,000澳元。FPA在西澳大利亞西南部經營鮮果種植、包裝及出口綜合業務。該票據按固定年利率8厘計息，並須於三年內償還，可由MRI決定按市值之30%折讓價（倘FPA在澳洲證券交易所上市）或估值之30%折讓價兑換為股份。

MRI仍會積極拓展合適投資契機。

Tung Fong Hung Investment Limited（「東方紅」）

儘管經濟復甦緩慢使零售市場疲弱，惟東方紅於二零零三年上半年錄得虧損淨額約4,200,000港元，而去年同期則為18,500,000港元。虧損淨額顯著減少主要是由於管理層致力提高營運效率及節省營運開支所致。

可惜，於爆發沙士疫症後，本港零售業進一步倒退。然而，隨著沙士疫症逐步受控，加上內地與香港簽訂更緊密經貿關係安排使中國訪港旅客增加，管理層期望營業額可於短期內回升。

為增加收益，東方紅一直積極開發新產品，以迎合市場需要及擴大產品種類。於沙士疫症爆發期間，東方紅更推出納米口罩及「清肺抗炎茶」等新產品，市場反應良好，抵銷沙士疫症對東方紅業績之部份負面影響。此外，中國之專賣櫃位網絡繼續自中國日趨殷切之需求中獲益。

於二零零三年七月三十日，西藥製造商正美藥品有限公司（「正美」）向策略業務夥伴出售50%權益。此策略行動進一步鞏固正美製造生物科技及保健相關產品之優勢。

展望

於進行連串集團重組後，本集團在有效控制風險之同時，亦全面擴展業務範圍，使本集團具備更有利之條件，把握全球經濟復甦時所帶來之機遇。

由於大中華地區市場現正從沙士疫症陰影中逐漸復甦，加上各地政府推出不同振興經濟之措施，管理層有信心區內之經濟及商業活動於二零零三年底前將會復甦，增長潛力雄厚之投資契機不斷湧現，區內資本市場亦再度活躍。本集團仍會採取審慎保守態度，迎接未來挑戰，把握每個獲利之機會。

公司發展

於二零零三年一月，本公司非全資附屬公司China Enterprises與寧夏銀川橡膠廠(「寧夏銀川」)訂立有條件買賣協議，China Enterprises同意向寧夏銀川出售所持銀川中策全部51%權益，代價為人民幣35,000,000.00元(相等於約33,000,000.00港元)。

於二零零二年完成本集團重組後，為維持珀麗酒店有足夠公眾持股量，本公司作為珀麗酒店最終控權股東於二零零三年五月出售265,000,000股珀麗酒店股份，代價為每股0.072港元。本公司所持之珀麗酒店股權減至珀麗酒店已發行股份約22.7%，而公眾人士所持之珀麗酒店已發行股份則約為28.1%，符合聯交所上市規則第8.08條之規定。

於二零零三年六月，China Enterprises與杭州工商訂立協議，China Enterprises同意出售所持杭州中策25%權益予杭州工商，代價為人民幣164,659,656.90元(相等於155,178,265.00港元)。

於二零零三年七月，錦興集團有限公司(「錦興」)及保華德祥建築集團有限公司(「保華德祥」)聯合公佈，錦興間接全資附屬公司威倫有限公司(「威倫」)及保華德祥間接全資附屬公司Calisan Developments Limited(「Calisan」)提出自願有條件現金收購建議，按每股0.10港元之價格收購本公司股份(「股份」)及按每份0.001港元之價格收購本公司認股權證(「認股權證」)(威倫、Calisan(「收購人」)及與其一致行動人士現時擁有之股份及認股權證除外)，以將收購人合共所持之本公司股權增至本公司已發行股本50%以上。收購人已委任滙富証券有限公司(「滙富証券」)在市場按不超過每股0.10港元之價格收購股份。於二零零三年七月九日，滙富証券代表收購人在公開市場按每股0.10港元之價格收購49,665,000股股份，相等於本公司已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及與其一致行動人士擁有291,675,000股股份，相等於本公司已發行股本約35.16%，故此必須根據收購守則第26條於自願收購建議期間提出強制性收購建議。

收購人於二零零三年七月二十一日向本公司表示，股份收購建議之收購價將由每股0.10港元增至0.139港元，而收購人將透過滙富証券提出強制性有條件現金收購建議，按每股0.139港元之價格收購股份及按每份0.001港元之價格收購認股權證（收購人及與其一致行動人士現時擁有之股份及認股權證除外），並按每份0.001港元之價格註銷本公司所有尚未行使之購股權（「購股權」）。

除二零零三年七月九日收購49,665,000股股份外，收購人亦於二零零三年八月十一日共同按每股0.139港元之價格收購161,680,000股股份，相等於本公司投票權19.49%。收購人於二零零三年八月十一日收到有關77,510股股份之股份收購建議之有效接納後，收購人及與其一致行動人士持有453,432,510股股份，相等於二零零三年八月十一日本公司投票權54.67%。因此，該等收購建議之條件經已達成，而該等收購建議已於二零零三年八月十一日成為無條件。

當該等收購建議截止時，收購人及與其一致行動人士擁有518,329,589股股份（相等於本公司現已發行股份約62.49%）及48,285,900份認股權證（相等於尚未行使認股權證約29.11%）。所有尚未行使之購股權均於二零零三年八月二十九日註銷。本公司亦成為錦興及保華德祥之聯營公司。

僱員數目、薪酬政策及購股權計劃

於二零零三年六月三十日，本集團約有7,644名僱員。薪酬包括薪金及按個別表現計算之年終花紅。截至二零零三年六月三十日止期間，概無授出或行使購股權。

中期股息

董事建議不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年：無)。

董事之權益

於二零零三年六月三十日，本公司董事(「董事」)於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、債券及相關股份之權益及淡倉，而須根據證券及期貨條例第352條須予以存置於登記冊內，或須根據上市公司董事進行證券交易之標準守則通知本公司及香港聯合交易所有限公司(「聯交所」)如下：

(I) 本公司

a. 股份及(有關股本衍生工具)相關股份

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持有關認股權證(「二零零三年認股權證」)之相關股份數目 *(附註2)*	相約股權百分比
陳國強 *(附註1)*	好倉	公司	120,660,000	24,132,000	17.46%

附註：

1. 由於陳國強擁有Chinaview International Limited(「Chinaview」)之權益，而Chinaview擁有Calisan控股之權益，故被視為擁有由Calisan所持有之120,660,000股本公司股份及可認購24,132,000股本公司股份之二零零三年認股權證之權益。

2. 二零零三年認股權證為上市股本衍生工具，可於二零零二年八月二十九日至二零零三年十二月三十一日期間任何時間，按每股0.16港元之認購價(可予以調整)予以行使。

b. 購股權 *(附註)*

董事姓名	授出日期	行使期	購股權數目	行使價 *(港元)*
陳玲	二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	75,000	3.145

附註：

本公司於一九九二年七月二十日所採納之購股權計劃(「舊購股權計劃」)已終止，而本公司已於二零零二年六月四日舉行之股東大會上採納新購股權計劃(「新購股權計劃」)，以遵守聯交所證券上市規則第十七章。因此本公司不能再根據舊購股權計劃授出購股權，然而，於終止舊購股權計劃前授出之所有購股權仍全面有效及生效。

於截至二零零三年六月三十日止之半年內，本公司並無根據新購股權計劃發給購股權予任何人仕，亦無任何人仕行使根據舊購股權計劃授出之購股權。

(II) 相關法團

董事姓名	公司名稱	權益性質	好倉／淡倉	股份數目
陳國強	辰達永安旅遊（控股）有限公司	個人	好倉	17,280,000
	東方燃氣集團有限公司	個人	好倉	2,520,900

根據本公司依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零三年六月三十日，並無淡倉記錄。

除上述外，本公司董事或行政總裁並無實益或非實益擁有本公司或其他相關法團（根據證券及期貨條例第XV部之含議）之股份，相關股份或債券之權益或淡倉。

主要股東

根據證券及期貨條例第336條而設之主要股東名冊，於二零零三年六月三十日顯示，本公司已獲通知以下本公司股份權益：

名稱	權益性質	股份數目	所持有關二零零三年認股權證之相聯股份數目	佔已發行股本之百分比
Calisan	個人 *(附註1)*	120,660,000	24,132,000	17.46%
Great Decision Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
Paul Y. — ITC Investments Group Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
Paul Y. — ITC Construction Holdings (B.V.I.) Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
保華德祥建築集團有限公司	公司 *(附註1)*	120,660,000	24,132,000	17.46%
Hollyfield Group Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
ITC Investment Holdings Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
德祥企業集團有限公司	公司 *(附註1)*	120,660,000	24,132,000	17.46%
Galaxyway Investments Limited	公司 *(附註1)*	120,660,000	24,132,000	17.46%
Chinaview	公司 *(附註1)*	120,660,000	24,132,000	17.46%

名稱	權益性質	股份數目	所持有關二零零三年認股權證之相聯股份數目	佔已發行股本百分比
伍婉蘭	家族 *(附註2)*	120,660,000	24,132,000	17.46%
陳國強	公司 *(附註1)*	120,660,000	24,132,000	17.46%
威倫	個人 *(附註3)*	120,660,000	24,132,000	17.46%
Powervote Technology Limited	公司 *(附註3)*	120,660,000	24,132,000	17.46%
Hanny Magnetics (B.V.I.) Limited	公司 *(附註3)*	120,660,000	24,132,000	17.46%
錦興集團有限公司	公司 *(附註3)*	120,660,000	24,132,000	17.46%
BNP Paribas S.A.	公司 *(附註4)*	70,263,353	42,158,011	13.55%
Quartet Assets Limited	個人 *(附註5)*	66,215,250	—	7.98%
黃鴻年	公司 *(附註5)*	66,215,250	—	7.98%
Summers Overseas Limited	個人及公司 *(附註6)*	45,245,484	4,251,000	5.97%
朱耀銘	公司 *(附註7)*	45,245,484	4,251,000	5.97%

附註：

1. 陳國強(「陳博士」)擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)之全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益。ITC Investment擁有Hollyfleid Group Limited(「Hollyfleid」)之全部權益；Hollyfleid擁有保華德祥建築集團有限公司(「保華德祥」)超過三分之一全部已發行股本；保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited (「PYBVI」)之全部權益；而PYBVI擁有Paul Y. - ITC Investments Group Limited (「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited (「GDL」)之全部權益，而GDL擁有、Callsan之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有120,660,000股本公司股份及可認購24,132,000股本公司股份之二零零三年認股權證之權益。

2. 伍婉蘭為陳博士之配偶，亦被視為於Calisan所持有之120,660,000股本公司股份及可認購24,132,000股本公司股份之二零零三年認股權證之權益。

3. 威倫由Powervote Technology Limited(「PTL」)全資擁有，而PTL 由 Hanny Magnetics (B.V.I.) Limited (「Hanny Magnetics」)擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有之120,660,000股本公司股份及可認購24,132,000股本公司股份之二零零三年認股權證之權益。

4. BNP Paribas Peregrine Investment Limited (「BNPI」)由 BNP Paribas Peregrine Limited (「BNPL」) 全資擁有，而BNPL由BNP Equities Asia Limited (「BNPA」)，BNPA由BNP Paribas S.A. (「BNPSA」)全資擁有。BNPL、BNPA及BNPSA均被視為擁有由BNPI所持有之70,263,353股本公司股份及可認購42,158,011股本公司股份之二零零三年認股權證之權益。

5. 黃鴻年(「黃先生」)透過Quartet Assets Limited(「Quartet Assets」)而被視為擁有66,215,250股本公司股份之權益。而Quartet Assets 由黃先生全資及實益擁有。

6. Hyper Joy Finance Limited為Summers Overseas Limited(「Summers Overseas」)之全資附屬公司，直接擁有21,255,000股本公司股份及可認購4,251,000股本公司股份之二零零三年認股權證，而Summers Overseas則直接擁有23,990,484股本公司股份。因此，Summers Overseas被視為合共擁有45,245,484股本公司股份及可認購4,251,000股本公司股份之二零零三年認股權證之權益。

7. 由於朱耀銘(「朱先生」)擁有Summers Overseas權益，而Summers Overseas則由朱先生全資實益擁有，故此朱先生被視為擁有45,245,484股本公司股份及可認購4,251,000股本公司股份之二零零三年認股權證之權益。

上述全部權益皆為好倉。根據本公司依照證券及期貨條例第336條而設之股份權益及淡倉登記冊，於二零零三年六月三十日，並無淡倉記錄。

審核委員會

本公司審核委員會由獨立非執行董事卜思問先生及馮蘊瑤女士組成。審核委員會與管理層已審閱本集團所採用之會計準則及慣例，並商討審核、內部控制及財務滙報程序等事宜，其中包括審閱截至二零零三年六月三十日止六個月之未經審核中期財務報告。

購買、出售或贖回上市證券

本公司及其附屬公司於期內概無購買、出售或贖回本公司上市證券。

最佳應用守則

就本公司董事所知，並無任何資料足以合理顯示本公司於中期報告所述之整個會計期間不遵守上市規則附錄14所載之最佳應用守則(「守則」)，惟本公司獨立非執行董事並無特定任期而須根據本公司組織章程細則輪流告退及於股東週年大會上膺選連任。

承董事會命
主席
陳國強博士

香港，二零零三年九月二十五日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMI

File No. 82-3596

If you are in any doubt as to any aspect of this Document or as to the action to be taken, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and, or, warrants of China Strategic Holdings Limited, you should at once hand this Document to the purchaser or transferee or to the bank, licensed securities dealers or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Recommendations to the Independent China Strategic Shareholders, Independent China Strategic Warrantholders and China Strategic Optionholder regarding the unconditional cash offer by

集團 滙富

Kingsway SW Securities Limited
on behalf of
Calisan Developments Limited and Well Orient Limited,
each being indirect wholly-owned subsidiary of
Paul Y. - ITC Construction Holdings Limited and
Hanny Holdings Limited respectively,
to acquire all the issued China Strategic Shares and
outstanding China Strategic Warrants, other than
the China Strategic Shares and China Strategic Warrants presently
owned by the Offerors and parties acting in concert with them,
and to cancel all outstanding China Strategic Options

Independent financial adviser to the Independent Director

第一上海
FIRST SHANGHAI GROUP

First Shanghai Capital Limited

A letter from the Independent Director containing his recommendations in respect of the Offers is set out on page 13 of this Document.

A letter from First Shanghai Capital Limited containing its advice to the Independent Director in respect of the Offers is set out on pages 14 to 28 of this Document.

26 August 2003

CONTENTS

	2003
Latest time and date for acceptance of the Offers	4:00 p.m. on Tuesday, 9 September
Closing Date *(Note 1)*	Tuesday, 9 September
Announcement of results of the Offers to be posted on the Stock Exchange's website	7:00 p.m. on Tuesday, 9 September
Announcement of results of the Offers to be published in the newspapers	Wednesday, 10 September
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received under the Offers *(Note 2)*	Friday, 19 September

Notes:

1. The Offers, which have become unconditional, will close on Tuesday, 9 September 2003 unless the Offerors revise or extend the Offers in accordance with the Takeovers Code. The Offerors reserve the right to extend the Offers until such date as they may determine. The Offerors will issue an announcement through the Stock Exchange's website by 7:00 p.m. on the Closing Date as to whether the Offers have expired, or in relation to any extension of the Offers to state either the next closing date or the Offers will remain open until further notice. Such announcement will be republished in the newspapers on the next business day thereafter. If the Offerors decide to extend the Offers, at least 14 days' notice in writing will be given, before the Offers are closed, to those China Strategic Shareholders and China Strategic Warrantholders who have not accepted the Offers.

2. Remittances in respect of the China Strategic Shares, China Strategic Warrants and China Strategic Options tendered under the Offers will be posted to the relevant China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder by ordinary post at his/her own risk within 10 days of the date of receipt by the Registrar or China Strategic (as the case may be) of all the relevant documents which render the relevant acceptances under the Offers complete and valid.

All time references contained in this Document refer to Hong Kong time.

In this Document, the following expressions have the meanings set out below unless the context requires otherwise:

"Annual Report"	the annual report of China Strategic which contains the published audited financial statements of China Strategic for the financial year ended 31 December 2002
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Calisan Developments"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability, which is an indirect wholly-owned subsidiary of Paul Y. - ITC
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Clearing
"China Strategic" or "Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"China Strategic Board"	the board of China Strategic Directors
"China Strategic Director(s)"	the director(s) of China Strategic
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Option(s)"	share option(s) granted by China Strategic under the share option scheme adopted on 20 July 1992
"China Strategic Optionholder"	holder of China Strategic Options
"China Strategic Share(s)"	share(s) of HK$0.10 each in the share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of China Strategic Share(s)
"China Strategic Warrant(s)"	warrant(s) of China Strategic carrying rights to subscribe for 165,893,682 China Strategic Shares at the subscription price of HK$0.16 per China Strategic Share, at any time from 29th August, 2002 up to and including 31st December, 2003
"China Strategic Warrantholder(s)"	holder(s) of China Strategic Warrant(s)
"Closing Date"	9 September 2003 or if the Offers are extended, the closing date of the Offers as extended by the Offerors in accordance with the Takeovers Code
"Document"	this response document dated 26 August 2003 issued by China Strategic in accordance with the provisions of the Takeovers Code
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and executive director of ITC Corporation, Hanny, Paul Y. - ITC, and China Strategic

"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegates of the Executive Director
"First Shanghai"	First Shanghai Capital Limited, a deemed Licensed Corporation for type 6 regulated activity (advising on corporate finance) under the SFO and the independent financial adviser to the Independent Director in relation to the Offers
"Hanny"	Hanny Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Clearing"	Hong Kong Securities Clearing Company Limited
"Independent China Strategic Shareholder(s)"	China Strategic Shareholder(s) other than the Offerors and their concert parties
"Independent China Strategic Warrantholder(s)"	China Strategic Warrantholder(s) other than the Offerors and their concert parties
"Independent Director"	Mr. David Edwin Bussmann, an independent non-executive director of China Strategic, duly appointed by the China Strategic Board for the purpose of advising the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder in respect of the Offers
"Independent Third Parties"	parties not connected nor acting in concert with the directors, chief executives or substantial shareholders of China Strategic or any of its subsidiaries or an associate of any of them
"ITC Corporation"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Joint Announcement"	the joint announcement made by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic on 8 July 2003 regarding the Offers
"Kingsway Capital"	Kingsway Capital Limited, a fellow subsidiary of Kingsway SW Securities, a deemed Licensed Corporation for type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO and the financial adviser to Hanny and Paul Y. - ITC in relation to the Offers

"Kingsway SW Securities"	Kingsway SW Securities Limited, a fellow subsidiary of Kingsway Capital and a deemed Licensed Corporation for type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance), type 7 (providing automated trading services) and type 9 (asset management) regulated activities under the SFO
"Latest Practicable Date"	23 August 2003, being the latest practicable date prior to the printing of this Document for the purpose of ascertaining certain information for inclusion in this Document
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offer Document"	the document issued by the Offerors dated 29 July 2003 containing the details of the Offers and the accompanying forms of acceptance and form of renunciation despatched by the Offerors on the same date
"Offer Period"	the period commencing from Tuesday, 8 July 2003, being the date of the Joint Announcement giving, amongst other things, details on the Offers until the Closing Date
"Offerors"	Calisan Developments and Well Orient
"Offers"	the Share Offer, Warrant Offer and Option Offer
"Option Offer"	the unconditional cash offer of HK$0.001 per China Strategic Option to cancel all the outstanding China Strategic Options on the terms and subject to the conditions contained in the Offer Document
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Paul Y. - ITC Group"	Paul Y. - ITC and its subsidiaries
"PRC"	The People's Republic of China and for the purpose of this Document, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Registrar"	Standard Registrars Limited, the share and warrant registrar of China Strategic, at Ground Floor, Bank of East Asia, Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
"Relevant Period"	the period commencing on the date falling six months prior to the date of the Joint Announcement and ending on the Latest Practicable Date

"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the unconditional cash offer of HK$0.139 per China Strategic Share to acquire all the issued shares in China Strategic, other than those China Strategic Shares presently owned by the Offerors and their concert parties, on the terms and conditions set out in the Offer Document
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supplemental Announcement"	the announcement dated 21 July 2003 made jointly by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic regarding the Offers
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Warrant Offer"	the unconditional cash offer of HK$0.001 per China Strategic Warrant to acquire all the outstanding China Strategic Warrants, other than those China Strategic Warrants presently owned by the Offerors and their concert parties, on the terms and conditions set out in the Offer Document
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability, which is an indirect wholly-owned subsidiary of Hanny
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles
(chairman and chief executive officer)
Dr. Yap, Allan *(vice chairman)*
Mr. Li Wa Kin *(deputy managing director)*
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva

Alternate Directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*

Independent non-executive Directors:
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

26 August 2003

To the China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder

Dear Sir or Madam,

THE UNCONDITIONAL CASH OFFER

INTRODUCTION

Referring to the Joint Announcement dated 8 July 2003 issued by ITC Corporation, Hanny, Paul Y. - ITC and China Strategic with respect to the Offers in which the Offerors announced to make a voluntary conditional cash offer at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively other than those already owned by the Offerors and their concert parties, in order to increase the aggregate shareholdings of the Offerors in China Strategic to over 50% of the issued share capital of China Strategic, Kingsway SW Securities has been appointed by the Offerors to stand in the market to acquire China Strategic Shares at a price of no more than HK$0.10 per China Strategic Share. On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased 49,665,000 China Strategic Shares, representing 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After the purchase on 9 July 2003, the Offerors and their concert parties are interested in 291,675,000 China Strategic Shares, representing approximately 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors have notified China Strategic that the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share and the Offerors, through Kingsway SW Securities, will make a mandatory conditional cash offer at the price of HK$0.139 for each

China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than the China Strategic Shares and the China Strategic Warrants presently owned by the Offerors and parties acting in concert with the Offerors, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

In addition to the acquisition of 49,665,000 China Strategic Shares on 9 July 2003, the Offerors also jointly purchased 161,680,000 China Strategic Shares, representing 19.49% of the voting rights in China Strategic, at a price of HK$0.139 per China Strategic Share on 11 August 2003. Including the valid acceptances of the Share Offer in respect of 77,510 China Strategic Shares received by the Offerors as at 11 August 2003, the Offerors and their concert parties hold 453,432,510 China Strategic Shares, representing 54.67% of the voting rights in China Strategic on 11 August 2003 and thus, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional on 11 August 2003.

Mr. David Edwin Bussmann, an independent non-executive director of China Strategic, has been appointed to advise the Independent China Strategic Shareholders, Independent China Strategic Warrantholders and China Strategic Optionholder as to whether the terms of the Offers are fair and reasonable insofar as the interests of the Independent China Strategic Shareholders, Independent China Strategic Warrantholders and China Strategic Optionholder are concerned. Other China Strategic Directors are not regarded as independent in respect of the Offers for the following reasons:

1. Dr. Charles Chan, the chairman and chief executive officer of China Strategic, is deemed to be the substantial shareholder of China Strategic. Dr. Charles Chan is the chairman of each of ITC Corporation, Paul Y. - ITC and Hanny, and is also deemed to be the substantial shareholder of each of ITC Corporation, Paul Y. - ITC and Hanny. Dr. Charles Chan has interests in the convertible notes issued by ITC Corporation and 4,000,000 share options in Hanny;

2. Dr. Yap, Allan, the vice chairman and an executive director of China Strategic, is the managing director of Hanny and a director of Well Orient. Dr. Yap is also interested in 3,250,000 share options in Hanny;

3. Mr. Li Wa Kin, the deputy managing director of China Strategic, is a salaried director;

4. Ms. Chau Mei Wah, Rosanna, an executive director of China Strategic, is the managing director of ITC Corporation and an executive director of Paul Y. - ITC and a director of Calisan Developments;

5. Ms. Chan Ling, Eva, an executive director of China Strategic, is a salaried director and is interested in 75,000 China Strategic Options. Ms. Chan is also interested in 500 shares in Hanny;

6. Mr. Chan Kwok Hung, an alternate director to Dr. Charles Chan, is an executive director of Hanny and ITC Corporation. Mr. Chan is interested in 1,750,000 share options in Hanny. Mr. Chan is the younger brother of Dr. Charles Chan; and

7. Mr. Lui Siu Tsuen, Richard, an alternate director to Dr. Yap, Allan, is the deputy managing director of Hanny and a director of Well Orient. Mr. Liu is also interested in 1,750,000 share options in Hanny.

8. Ms. Fung Wan Yiu, Agnes, an independent non-executive director of China Strategic, has acted as legal advisor with the past two years to i) Rosedale Hotel Group Limited (formerly known as China Land Group Limited), an associated company of China Strategic and ii) two associated companies of Paul Y. - ITC of which Paul Y. - ITC holds 45% and 50% of their issued share capital respectively.

First Shanghai has been appointed to advise the Independent Director in relation to the Offers.

The purpose of the Document is to provide you, among other matters, information relating to the China Strategic Group and the recommendation of the Independent Director on the Offers, and the advice of First Shanghai to the Independent Director on the Offers.

THE OFFERS

Kingsway SW Securities is making unconditional cash offers, on behalf of Offerors, to acquire all the issued China Strategic Shares and outstanding China Strategic Warrants, other than those already owned by the Offerors and parties acting in concert with them, and to cancel all outstanding China Strategic Options on the following bases pursuant to the Takeovers Code:

For each China Strategic Share .... HK$0.139 in cash

For each China Strategic Warrant .... HK$0.001 in cash

For cancellation of each China Strategic Option .... HK$0.001 in cash

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe for up to 75,000 China Strategic Shares under its share option scheme at a subscription price of HK$3.145 per China Strategic Share. The China Strategic Options are currently out-of-the-money. Further, the price of each China Strategic Share is substantially lower than the subscription price of the China Strategic Options and these China Strategic Options are non-assignable and non-transferable. Taking into consideration the above factors, Kingsway SW Securities is making an offer, on behalf of the Offerors, to the China Strategic Optionholder for her to surrender her China Strategic Options for cancellation at HK$0.001 for each China Strategic Option outstanding pursuant to the Takeovers Code. On 8 July 2003, Ms. Chan Ling, Eva has undertaken to the Offerors that she will not exercise her China Strategic Options during the Offer Period.

The Offerors have also informed China Strategic that Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of Offer Period.

The making of the Offers to persons with a registered address in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder who are citizens or residents or nationals of jurisdictions outside Hong Kong should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

Pursuant to the Offers, seller's ad valorem stamp duty in connection with the acceptance of the Share Offer and/or Warrant Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration which the accepting China Strategic Shareholders and/or China Strategic Warrantholders will become liable to pay and will be deducted from the consideration payable on acceptance of the Share Offer and/or Warrant Offer and will be paid by the Offerors.

Further terms and condition of the Offers, including the procedure for acceptance and renunciation, are set out in the Offer Document and in the forms of acceptance and form of renunciation.

INFORMATION ABOUT THE OFFERORS

Information about Calisan Developments and Paul Y. - ITC

Calisan Developments, one of the Offerors, is a limited liability company which was incorporated in the British Virgin Islands on 2 May 1991 and it is an investment holding company. As at the Latest Practicable Date, Calisan Developments directly holds 226,690,004 China Strategic Shares, representing approximately 27.33% of issued share capital of China Strategic, and 24,142,950 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Calisan Developments is an indirect wholly-owned subsidiary of Paul Y. - ITC.

The principal business of Paul Y. - ITC Group includes building construction, civil engineering, specialist works, property development and investment, and manufacturing and trading of construction materials. Its primary business focus is in Hong Kong and the PRC. Paul Y. - ITC is beneficially owned as to approximately 64.46% by ITC Corporation.

Information about Well Orient and Hanny

Well Orient, one of the Offerors, is a limited liability company which was incorporated in Hong Kong on 21 August 2000 and it is an investment holding company. As at the Latest Practicable Date, Well Orient and its concert parties directly hold 227,380,004 China Strategic Shares, representing approximately 27.41% of issued share capital of China Strategic, and 24,142,950 China Strategic Warrants, representing approximately 14.55% of the total outstanding China Strategic Warrants. Well Orient is an indirect wholly-owned subsidiary of Hanny.

The principal business of Hanny Group includes trading of computer related products and consumer electronic products. Hanny also trades securities and invests in information technology businesses. Hanny is beneficially owned as to approximately 28.26% by ITC Corporation.

THE INTENTION OF THE OFFERORS REGARDING CHINA STRATEGIC

The Offers will not of itself result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of China Strategic Group or any of its associated companies under the control of China Strategic.

The Offerors notified China Strategic that, following the close of the Offers, the Offerors have no intention to re-deploy fixed assets of China Strategic Group and they intend to continue the existing business of China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into and/or dispose of any assets or businesses from China Strategic Group immediately after completion of the Offers. China Strategic is satisfied with such arrangements.

The China Strategic Shares and the China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offers will be distributed to the Offerors in equal proportion. To ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public after the Offers, the Offerors will place down their interests in China Strategic as soon as possible. China Strategic will become an associated company of Hanny and Paul Y. - ITC after the Offers and the placing.

The following charts summarise the shareholding structure of China Strategic immediately before the publication of the Supplemental Announcement and after full acceptance of the Offers:

Before the publication of the Supplemental Announcement:


Dr. Charles Chan
34.82%
1.06%
ITC Corporation
(372–HK)
28.26%
64.46%
Concert parties
of the Offerors
Hanny
(275–HK)
Paul Y. - ITC
(498–HK)
Public
0.08% (*Note 2*)
17.54% (*Note 1*)
17.54% (*Note 1*)
64.84%
China Strategic
(235–HK)

After full acceptance of the Offers but before the Offerors place down their interests in China Strategic:


Dr. Charles Chan
34.82%
ITC Corporation
(372–HK)
1.06%
28.26%
64.46%
Concert parties
of the Offerors
Hanny
(275–HK)
Paul Y. - ITC
(498–HK)
0.08% (Note 2)
49.96%
49.96%
China Strategic
(235–HK)

After full acceptance of the Offers and the Offerors place down their interests in China Strategic:


Dr. Charles Chan
34.82%
ITC Corporation
(372–HK)
1.06%
28.26%
64.46%
Concert parties
of the Offerors
Hanny
(275–HK)
Paul Y. - ITC
(498–HK)
Public
0.08% (Note 2)
37.46%
37.46%
25%
China Strategic
(235–HK)

Notes:

1. Before the Offer Period commenced on 8 July 2003 the Offerors are interested in an aggregrate 241,320,000 China Strategic Shares, representing 29.1% of the issued share capital of China Strategic. On 9 July 2003, the Offerors purchased 49,665,000 China Strategic Shares on the market, representing 5.98% of the issued share capital of China Strategic. After the purchase made on 9 July 2003, each of the Offerors is interested in 145,492,500 China Strategic Shares representing 17.54% of the issued share capital of China Strategic.

   During the Offer Period, up to the Latest Practicable Date, valid acceptances of the Share Offer in respect of 332,508 China Strategic Shares have been accepted by the Offerors and a total of 211,727,500 China Strategic Shares have been acquired through market purchases jointly by the Offerors.

2. As at the Latest Practicable Date, the concert parties of the Offerors are interested in 690,000 China Strategic Shares, out of which 650,000 China Strategic Shares, representing approximately 0.08% of the issued share capital of China Strategic, and 40,000 China Strategic Shares, representing approximately 0.005% of the issued share capital of China Strategic, are held respectively by Ms. Ma Wai Man, Catherine, an independent non-executive director of Hanny and Ms. Lee Li, the spouse of a director of Hanny's subsidiary.

INFORMATION ABOUT CHINA STRATEGIC GROUP

China Strategic is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

According the Annual Report, the audited consolidated net asset value of China Strategic Group as at 31 December 2002 was approximately HK$1,727 million. For the year ended 31 December 2002, China Strategic Group recorded a net loss of approximately HK$477 million.

Your attention is drawn to Appendix I to the Document which contains further financial information on the China Strategic Group.

MAINTAINING THE LISTING STATUS OF THE COMPANY

The Offerors will not exercise the power of compulsory acquisition. It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible to ensure that not less than 25% of the China Strategic Shares and China Strategic Warrants will be held by the public. When the Offers close, should there be less than 25% of the China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps which may include, placing down their interest in China Strategic to Independent Third Parties within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and China Strategic Warrants on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the China Strategic Shares and China Strategic Warrants; or**
- **there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in China Strategic Shares and China Strategic Warrants.**

In this connection, it should be noted that upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and China Strategic Warrants and, therefore, trading in the China Strategic Shares and China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by China Strategic. Any acquisitions or disposals of assets by China Strategic and its subsidiaries will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has discretion to require China Strategic to issue a circular and

an announcement to its shareholders irrespective of the size of the proposed acquisitions and disposals of assets by China Strategic, particularly where such proposed acquisitions and disposals of assets by China Strategic represent a departure from the principal activities of China Strategic. The Stock Exchange has the power pursuant to the Listing Rules to aggregate a series of acquisitions and disposals of assets by China Strategic and any such acquisitions and disposals of assets may result in China Strategic being treated as if it were a new listing applicant and subject to the requirements for new listing application as set out in the Listing Rules.

TAXATION

China Strategic Shareholders, China Strategic Warrantholders and China Strategic Optionholder are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasized that none of Kingsway Capital, Kingsway SW Securities, the Offerors or any of their respective directors or any persons involved in the Offers accepts responsibility for any tax effects on, or liabilities of, any person or persons as a result of their acceptance of the Offers.

RECOMMENDATIONS

Your attention is drawn to the letters from the Independent Director and First Shanghai, the independent financial adviser to the Independent Director, which set out their recommendations in relation to the Offers and the principal factors considered by them in arriving at their recommendations.

Independent China Strategic Shareholders, Independent China Strategic Warrantholders and China Strategic Optionholder are recommended to read the Offer Document, forms of acceptance and form of renunciation with due care.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

26 August 2003

To the Independent China Strategic Shareholders,
the Independent China Strategic Warrantholders
and the China Strategic Optionholder

Dear Sir or Madam,

THE UNCONDITIONAL CASH OFFER

I refer to the Document dated 26 August 2003 issued by China Strategic of which this letter forms part. Terms defined in the Document shall have the same meanings in this letter unless the context otherwise requires.

I have been appointed as the Independent Director to consider the terms of the Offers and to advise you as to whether, in my opinion, the terms of the Offers are fair and reasonable so far as the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder are concerned. First Shanghai has been appointed as the independent financial adviser to advise the Independent Director in respect of the terms of the Offers, details of which are set out in the Offer Document. Details of the advice of First Shanghai and the principal factors taken into consideration in arriving at its recommendations are set out in the letter from First Shanghai on pages 14 to 28 of the Document.

I also wish to draw your attention to (i) the letter from the China Strategic Board set out in, and the additional information set out in the appendices to, the Document; and (ii) the letter from Kingsway SW Securities set out in, and the additional information set out in the appendices to, the Offer Document.

Having taken into account the information contained in the Offer Document and the Document, the letter from China Strategic Board and the letter from First Shanghai contained in the Document, I consider that the terms of the Offers are fair and reasonable so far as the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder are concerned, and accordingly advise the Independent China Strategic Shareholders to accept the Share Offer, the Independent China Strategic Warrantholders to accept the Warrant Offer and the China Strategic Optionholder to accept the Option Offer.

Yours faithfully,
Mr. David Edwin Bussmann
Independent non-executive Director

The following is the text of a letter of advice to the Independent Director from First Shanghai in respect of the Offers prepared for the purpose of incorporation in the Document.

第一上海
FIRST SHANGHAI GROUP

FIRST SHANGHAI CAPITAL LIMITED
19th Floor, Wing On House
71 Des Voeux Road Central
Hong Kong

26 August 2003

To the Independent Director

Dear Sir,

THE UNCONDITIONAL CASH OFFER

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Director in respect of the fairness and reasonableness of the terms of the Offers. Details of the Offers are set out in the Offer Document issued by the Offerors to the China Strategic Shareholders, the China Strategic Warrantholders and the China Strategic Optionholder and have been referred to the letter from the China Strategic Board set out in the Document issued by China Strategic to the China Strategic Shareholders, the China Strategic Warrantholders and the China Strategic Optionholder, of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as in the Document.

In formulating our opinion and recommendation, we have relied on the accuracy of the information and representations contained in the Document and information provided to us by China Strategic and the China Strategic Directors. We have assumed that all information and representations made or referred to in the Document were true at the time they were made and continue to be true as at the date hereof. We have also assumed that all statements of belief, opinion and intention made by China Strategic and the China Strategic Directors in the Document were reasonably made after due enquiry. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by China Strategic and the China Strategic Directors and have been advised by China Strategic and the China Strategic Directors that no material facts have been omitted from the information provided and referred to in the Document. We consider that we have reviewed sufficient information to reach an informed view and to justify reliance on the accuracy of the information contained in the Document and to provide a reasonable basis for our advice. We have not, however, conducted an independent investigation into the businesses, affairs or prospects of the China Strategic Group.

We have also relied upon the accuracy of the information and representations contained in the Offer Document and assumed that all statements contained in and representations made or referred to it were true at the time they were made and continue to be true at the date of the Offer Document.

We have not considered the tax consequences on the China Strategic Shareholders, the China Strategic Warrantholders and the China Strategic Optionholder of their acceptances or non-acceptances of the Offers since these are particular to their own individual circumstances. In particular, the China Strategic Shareholders, the China Strategic Warrantholders and the China Strategic Optionholder who are residents outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their own tax position with regard to the Offers and, if in any doubt, should consult their own professional advisers.

THE INDEPENDENT DIRECTOR

The China Strategic Board comprises five executive China Strategic Directors, two alternate China Strategic Directors and two independent non-executive China Strategic Directors. In assessing the independence of the China Strategic Directors, we have considered the following:

(i) Dr. Charles Chan, the chairman and chief executive officer of China Strategic, is deemed to be the substantial shareholder of China Strategic. Dr. Charles Chan is the chairman of each of ITC Corporation, Paul Y. - ITC and Hanny, and is also deemed to be the substantial shareholder of each of ITC, Paul Y. - ITC and Hanny. Dr. Charles Chan has interests in the convertible notes issued by ITC Corporation and 4,000,000 share options in Hanny;

(ii) Dr. Yap, Allan, the vice chairman and an executive director of China Strategic, is the managing director of Hanny and a director of Well Orient. Dr. Yap is also interested in 3,250,000 share options in Hanny;

(iii) Ms. Chau Mei Wah, Rosanna, an executive director of China Strategic, is the managing director of ITC Corporation, an executive director of Paul Y. - ITC and a director of Calisan Developments;

(iv) Mr. Li Wa Kin, the deputy managing director of China Strategic, is a salaried China Strategic Director;

(v) Ms. Chan Ling, Eva, an executive director of China Strategic, is a salaried China Strategic Director and is interested in 75,000 China Strategic Options. Ms. Chan is also interested in 500 shares in Hanny;

(vi) Mr. Chan Kwok Hung, an alternate director to Dr. Charles Chan, is an executive director of Hanny and ITC Corporation. Mr. Chan is interested in 1,750,000 share options in Hanny. Mr. Chan is the younger brother of Dr. Charles Chan;

(vii) Mr. Lui Siu Tsuen, Richard, an alternate director to Dr. Yap, Allan, is the deputy managing director of Hanny and a director of Well Orient. Mr. Liu is also interested in 1,750,000 share options in Hanny; and

(viii) Ms. Fung Wan Yiu, Agnes, an independent non-executive director of China Strategic, has acted as legal advisor within the past two years to (i) Rosedale Hotel Group Limited (formerly known as China Land Group Limited) ("Rosedale"), an associated company of China Strategic; and (ii) two associated companies of Paul Y. - ITC, of which Paul Y. - ITC holds 45% and 50% of their issued share capital respectively,

therefore, they are not considered independent to give advice in respect of the Offers.

Mr. David Edwin Bussmann, an independent non-executive director of China Strategic, has declared that he does not hold, directly or indirectly, any shares, options, warrants or other equity related interests in China Strategic, the Offerors, the controlling shareholders of the Offerors, and/or any company controlled by them. Accordingly, we consider Mr. David Edwin Bussmann eligible to advise the Independent China Strategic Shareholders, the Independent China Strategic Warrantholders and the China Strategic Optionholder in respect of the terms of the Offers.

BACKGROUND TO AND THE TERMS OF THE OFFERS

On 8 July 2003, the respective boards of directors of ITC Corporation, Hanny, Paul Y. - ITC and China Strategic announced that the Offerors, through Kingsway SW Securities, would make a voluntary conditional cash offers at the price of HK$0.10 for each China Strategic Share and HK$0.001 for each China Strategic Warrant respectively, other than those already owned by the Offerors and their concert parties, and to cancel all outstanding China Strategic Options at HK$0.001 per China Strategic Option.

On 9 July 2003, Kingsway SW Securities, on behalf of the Offerors, purchased approximately 5.98% of the issued share capital of China Strategic, at the open market at a price of HK$0.10 per China Strategic Share. After such purchase, the Offerors and their concert parties' interests in China Strategic increased from approximately 29.18% to 35.16% of the issued share capital of China Strategic, thus triggering a mandatory offer during the offer period of a voluntary offer under Rule 26 of the Takeovers Code.

On 21 July 2003, the Offerors notified China Strategic that, to make the offer price under the Share Offer more attractive to the China Strategic Shareholders, the offer price under the Share Offer is to be increased from HK$0.10 to HK$0.139 per China Strategic Share.

On 11 August 2003, the respective boards of directors of Hanny and Paul Y. - ITC announced that, as at 11 August 2003, the Offerors and their concert parties have increased their shareholdings in China Strategic to approximately 54.67% of the issued share capital of China Strategic. Accordingly, the condition to which the Offers are subject has been satisfied and the Offers have become unconditional.

Kingsway SW Securities, on behalf of the Offerors, is making the Offers to acquire all the issued China Strategic Shares and the outstanding China Strategic Warrants, other than those presently owned by the Offerors and their concert parties, and to cancel all outstanding China Strategic Options on the following basis:

For each China Strategic Share .... **HK$0.139 in cash ("Share Offer Price")**

For each China Strategic Warrant .... **HK$0.001 in cash ("Warrant Offer Price")**

For cancellation of each China Strategic Option .... **HK$0.001 in cash ("Option Offer Price")**

and on the terms set out in the Offer Document. The China Strategic Shares to be acquired under the Share Offer will be acquired with the right to all future dividends and distributions.

Kingsway SW Securities, on behalf of the Offerors, will stand in the market to acquire other China Strategic Shares at a price of no more than HK$0.139 per China Strategic Share until the end of the Offer Period. The China Strategic Shares and China Strategic Warrants to be acquired by Kingsway SW Securities, on behalf of the Offerors, during the Offer Period will be distributed to the Offerors in equal proportion.

Further terms and conditions of the Offers, including the procedures for acceptance, are set out in the Offer Document.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation relating to the terms of the Offers, we have taken into consideration the following principal factors and reasons:

I. The Share Offer

1. Business and financial performance and future prospects

China Strategic is an investment holding company and its subsidiaries are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects. The China Strategic Group's business is primarily carried out in the PRC and Hong Kong.

Detailed audited consolidated financial information of the China Strategic Group is set out in Appendix I to the Document and a summary of the financial information of the China Strategic Group is set out below:

	Year ended 31 December		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	3,601,735	3,234,404	3,158,058
Loss from operations	(448,532)	(901,688)	(712,249)
Net loss attributable to the China Strategic Shareholders	(477,107)	(598,730)	(730,682)
Loss per China Strategic Share (HK$)	(0.77)	(1.28)	(1.59)
Total assets of the China Strategic Group	4,750,582	6,254,576	7,732,334
Net assets of the China Strategic Group	1,727,146	2,220,790	2,849,854

Financial performance for the year ended 31 December 2000 ("Year 2000")

The China Strategic Group's turnover for the Year 2000 decreased by approximately 15.8% from approximately HK$3,750 million in the previous year to approximately HK$3,158 million. According to the annual report for the Year 2000, the decrease in its turnover was due to the rebalancing of its asset portfolio such as disposal of China Strategic's interests in China Online (Bermuda) Limited and some of the Chinese joint ventures during 1999 and 2000. The major revenue was derived from China Enterprise Limited ("China Enterprise"), a non-wholly owned subsidiary of China Strategic engaging in the manufacturing and sale of tires, represented approximately 82.5% of the total turnover of the China Strategic Group in Year 2000.

The China Strategic Group recorded an operating loss of approximately HK$712 million for the Year 2000 compared to an operating profit of approximately HK$1,216 million in the previous year. Net loss for the Year 2000 amounted to approximately HK$731 million for the Year 2000, compared to a net profit of approximately HK$1,048 million in the previous year. The China Strategic Directors advised that the net loss was mainly attributable to the loss arising from the disposal of listed investments and the unrealized loss on investments in securities.

The net assets of the China Strategic Group decreased by approximately 15.6% from approximately HK$3,376 million as at the year ended 31 December 1999 to approximately HK$2,850 million as at the Year 2000. Although the total assets for the Year 2000 increased by approximately 11.4% to approximately HK$7,732 million from approximately HK$6,940 million as of the end of 1999 due to the inclusion of the assets of Rosedale since it became a subsidiary of China Strategic in March 2000, at the same time, total borrowings increased by 52.9% due to the inclusion of the borrowing of approximately HK$600 million of Rosedale on a consolidated basis.

Financial performance for the year ended 31 December 2001 ("Year 2001")

According to the annual report for the Year 2001, the China Strategic Group's turnover increased slightly by approximately 2.4% from approximately HK$3,158 million in Year 2000 to approximately HK$3,234 million in Year 2001. China Enterprise remained as the major revenue generator, represented 78.5% of the total turnover of the Year 2001.

However, operating loss of the China Strategic Group was approximately HK$902 million for the Year 2001, represented an increase in loss of approximately 26.7% as compared to that in the previous year. The China Strategic Directors advised that the deepened losses incurred was mainly attributable to the provision of impairment and revaluation losses on toll highway and investment properties, operating losses in the China Strategic Group's tire operations, newspaper publishing as well as provision for diminution in value of investments in securities. The China Strategic Group's net loss for the Year 2001 decreased from approximately HK$731 million in Year 2000 to approximately HK$599 million in Year 2001, implied a decrease of approximately 18.1%.

The net assets of the China Strategic Group decreased by 22.1% to approximately HK$2,221 million as at the Year 2001, which was mainly attributable to the approximately 19.1% decrease in total assets for the Year 2001. The decline in total assets was mainly due to the revaluation of toll highway under construction, the decrease in value of investments in securities and disposal of subsidiaries. In particular, China Enterprise disposed of one of its non-performing subsidiaries during the year.

Financial performance for the year ended 31 December 2002 ("Year 2002")

According to the annual report for the Year 2002, turnover of the China Strategic Group had increased by approximately 11.4% from approximately HK$3,234 million for the Year 2001 to approximately HK$3,602 million for the Year 2002. The China Strategic Directors advised that the increase in turnover was mainly due to the increase of approximately 17.9% in sales of tires through China Enterprise and increase of approximately 326.6% in sales of pharmaceutical products in Year 2002. The improvement of revenue of China Enterprise was the result of increase in sales volume as a result of strong growth of outputs of motor vehicles and the development of roads and highways under government policy.

The China Strategic Group's operating loss for the Year 2002 has lessened by approximately 50.2% to approximately HK$449 million, due to the increase in sales of tires and pharmaceutical products, and the significant improvement in gross profit margin of the China Strategic Group. As such, the China Strategic Group's net loss had further decreased by approximately 20.4% from approximately HK$599 million for the Year 2001 to approximately HK$477 million for the Year 2002.

The net assets of the China Strategic Group amounted to approximately HK$1,727 million as at the Year 2002, decreased by approximately 22.3% as compared with that as at the Year 2001. The decrease in net assets was mainly the result of the disposal of the toll highway business and some other subsidiaries.

Future prospects

As stated in the annual report for the Year 2002, it has been the ongoing strategy of the China Strategic Group to focus its investment in the PRC although the China Strategic Directors consider that the coming year will continue to be challenging.

As advised by the China Strategic Directors, the China Strategic Group will continue to focus on implementing cost effective programmes in its manufacturing and retail activities and at the same time actively managing its investment portfolio in order to enhance its portfolio value.

According to a circular issued by China Strategic dated 9 July 2003, China Enterprise has agreed on 17 June 2003 to dispose of its 25% interests in Hangzhou Zhongce Rubber Co., Ltd ("Hangzhou Zhongce"), the most active subsidiary of China Enterprise, to an independent third party. Upon completion of such disposal, the aggregate holding of China Enterprises in Hangzhou Zhongce will be reduced from 51% to 26%. It is uncertain that the contribution of the manufacturing and sale of tires to the financial results of China Strategic Group may be reduced as a result of such disposal.

Besides, the retail market and tourism have been adversely hit by both the sluggish local economy and the outbreak of Severe Acute Respiratory Syndrome ("SARS") as the number of tourists from the PRC has decreased substantially. As advised by the China Strategic Directors, the China Strategic Group will continue to implement various measures including cost containment programme to enhance operational efficiency and effectiveness. However, the prospect of the retail sales of pharmaceutical products and the tourism industry is also dependent on the pace of recovery of the overall economy in Hong Kong.

Furthermore, the China Strategic Directors intend to continue the existing businesses of the China Strategic Group, and as mentioned in the paragraph headed "Intention of the Offerors regarding the future of China Strategic Group" in this letter, the Offerors intend to continue the existing businesses of the China Strategic Group and currently have no intention to re-deploy fixed assets of the China Strategic Group or to inject any assets or businesses into the China Strategic Group after the close of the Offers. The future prospect of the China Strategic Group is also dependent on its future business development plans. In the absence of such concrete plans at present, we consider that the future prospects of the China Strategic Group would be uncertain.

Conclusion

In summary of the financial performance in the three financial years ended 31 December 2002 and the future prospects of the China Strategic Group, we note that:

(i) the China Strategic Group has been suffering from continuous substantial losses in the past three financial years ended 31 December 2002;

(ii) the net assets of the China Strategic Group have been deteriorating due to the continuous substantial losses and the disposal of certain subsidiaries and investments. The amount of net assets of the China Strategic Group has decreased by approximately 39.4% from approximately HK$2,850 million in Year 2000 to approximately HK$1,727 million in Year 2002, or from approximately HK$3.44 per China Strategic Share to approximately HK$2.08 per China Strategic Share, based on 829,468,413 China Strategic Shares in issue as at the Latest Practicable Date; and

(iii) the future prospects of the China Strategic Group is uncertain as the market condition is uncertain while both the China Strategic Directors and the Offerors give no concrete business plans at present stage.

Having considered the above, we consider that uncertainty exists in the future development of the China Strategic Group's business and we are unable to conclude that there will be positive future prospects of the China Strategic Group.

2. Valuation of the Share Offer Price

2.1 *Historical price performance of the China Strategic Shares*

The Share Offer Price per China Strategic Share represents:

		Price	**Premium/ (Discount)**
		HK$	*%*
(i)	closing price on 27 June 2003, being the last trading day immediately preceding the date of the Joint Announcement ("1st Last Trading Day")	0.0900	54.4
(ii)	average closing price for the last ten consecutive trading days up to and including the 1st Last Trading Day	0.0890	56.2

		Price	Premium/ (Discount)
		HK$	*%*
(iii)	average closing price for the last thirty consecutive trading days up to and including the 1st Last Trading Day	0.0860	61.6
(iv)	average closing price for the six-month period up to and including the 1st Last Trading Day	0.0900	54.4
(v)	closing price on 10 July 2003, being the last trading day immediately preceding the date of the Supplemental Announcement ("2nd Last Trading Day")	0.1450	(4.1)
(vi)	average closing price for the last ten consecutive trading days up to and including the 2nd Last Trading Day	0.0985	41.1
(vii)	average closing price for the last thirty consecutive trading days up to and including the 2nd Last Trading Day	0.0897	55.0
(viii)	average closing price for the six-month period up to and including the 2nd Last Trading Day	0.0901	54.3
(ix)	closing price on the Latest Practicable Date	0.1670	(16.8)

As stated above, the Share Offer Price generally represents a premium on the closing prices of the China Strategic Shares as quoted from the Stock Exchange up to and including the 1st Last Trading Day.

The chart below shows the daily closing price of the China Strategic Shares during the period from 2 July 2002 up to the Latest Practicable Date (the "Review Period"):

Price performance of the China Strategic Shares during the Review Period


HK$
HK$
0.24
0.22
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
Share Offer Price
2/7/2002
2/8/2002
2/9/2002
2/10/2002
2/11/2002
2/12/2002
2/1/2003
2/2/2003
2/3/2003
2/4/2003
2/5/2003
2/6/2003
1st Last Trading Day
2/7/2003
2nd Last Trading Day
2/8/2003

Source: www.hkex.com.hk

We summarise below the highest and the lowest closing prices of the China Strategic Shares during the Review Period:

Month	Highest closing price during the month	Lowest closing price during the month	Closing price at the end of the month/ period
	HK$	*HK$*	*HK$*
2002			
July	0.200	0.153	0.157
August	0.152	0.119	0.127
September	0.120	0.100	0.100
October	0.100	0.095	0.096
November	0.120	0.096	0.110
December	0.110	0.082	0.100
2003			
January	0.100	0.085	0.090
February	0.094	0.090	0.094
March	0.092	0.090	0.090
April	0.090	0.090	0.090
May	0.090	0.080	0.080
June (2 June to the 1st Last Trading Day)	0.090	0.080	0.090
July (9 July to the 2nd Last Trading Day)	0.145	0.120	0.145
August (11 August to the Latest Practicable Date)	0.167	0.139	0.167

Source: www.hkex.com.hk

During the Review Period, the highest closing price of the China Strategic Shares quoted on the Stock Exchange was HK$0.200 on 5 July 2002 and the lowest closing price of the China Strategic Shares quoted on the Stock Exchange was HK$0.080 from 23 May 2003 to 5 June 2003, on 12 June 2003 and on 16 June 2003 respectively. The Share Offer Price stands above, and represents a premium of approximately 73.8% to, the lowest closing price of HK$0.080 per China Strategic Share during the Review Period. On the other hand, the Share Offer Price of HK$0.139 falls below, and represents a discount of approximately 30.5% to, the highest closing price of HK$0.200 per China Strategic Share during the Review Period. The trading of the China Strategic Shares resumed on 9 July 2003 and suspended on 11 July 2003 pending the issue of the Supplemental Announcement and other price sensitive information, details of which please refer to the announcements dated 21 July 2003 and 8 August 2003 issued by the China Strategic. The trading of the China Strategic Shares resumed on 11 August 2003, after which and up to the Latest Practicable Date, the China Strategic Shares were traded within a range of HK$0.139 and HK$0.167, which were generally closed to or above the Share Offer Price.

The market prices of the China Strategic Shares have been declining gradually and trading below the Share Offer Price since 26 August 2002 and up to the 1st Last Trading Day. We have noted a surge in the market price of the China Strategic Shares on 9 July 2003, 10 July 2003 and the period from 11 August 2003 to the Latest Practicable Date, which might reflect the market response on the Offers after the Joint Announcement. Given that the Share Offer Price generally represents a premium on the closing prices of the China Strategic Shares as quoted from the Stock Exchange

before the Joint Announcement, the China Strategic Shares may not likely be sustainable at a level close to the Share Offer Price after the close of the Offers, accordingly, we consider that Share Offer Price is fair and reasonable insofar as the interest of the Independent China Strategic Shareholders are concerned.

2.2 *Liquidity of the China Strategic Shares*

The following chart sets out the daily turnover of the China Strategic Shares on the Stock Exchange during the Review Period:

Daily turnover of the China Strategic Shares during the Review Period


Number of
China Strategic Shares
Number of
China Strategic Shares
200,000,000
150,000,000
100,000,000
50,000,000
0
2/7/2002
2/8/2002
2/9/2002
2/10/2002
2/11/2002
2/12/2002
2/1/2003
2/2/2003
2/3/2003
2/4/2003
2/5/2003
2/6/2003
2/7/2003
2/8/2003

Source: www.hkex.com.hk

The highest, lowest and average daily turnover of the China Strategic Shares during the Review Period and the percentage of average daily turnover as compared with the total number of China Strategic Shares in issue and the total number of China Strategic Shares in public hands as at the Latest Practicable Date were tabulated below:

Month/Period	Highest daily turnover	Lowest daily turnover	Average daily turnover	Percentage of average daily turnover to total number of China Strategic Shares in issue	Percentage of average daily turnover to number of China Strategic Shares held by the public
	(number of China Strategic Shares)	*(number of China Strategic Shares)*	*(number of China Strategic Shares)*	*(%)* *(Note 1)*	*(%)* *(Note 2)*
2002					
July	1,620,000	0	289,028	0.0348	0.0492
August	1,501,500	0	443,659	0.0535	0.0755
September	3,040,000	0	182,140	0.0220	0.0310
October	150,000	0	21,429	0.0026	0.0036
November	50,350,000	0	3,182,988	0.3837	0.5418
December	30,000,000	0	2,786,759	0.3360	0.4744
2003					
January	92,500	0	7,353	0.0009	0.0013
February	37,000	0	2,868	0.0003	0.0005
March	2,100,000	0	133,143	0.0161	0.0227
April	20,000	0	1,000	0.0001	0.0002
May	10,000	0	513	0.0001	0.0001
June (2 June to the 1st Last Trading Day)	220,000	0	22,447	0.0027	0.0038
July (9 July to the 2nd Last Trading Day)	189,759,984	169,617,048	179,688,516	21.6631	30.5874
August (11 August to the Latest Practicable Date)	170,280,853	1,100,500	18,953,420	2.2850	3.2263

Source: www.hkex.com.hk

Notes:

1. Based on 829,468,413 China Strategic Shares in issue as at the Latest Practicable Date.

2. Based on 587,458,413 China Strategic Shares held by the public, being the total number of China Strategic Shares in issue as at the Latest Practicable Date less the 242,010,000 China Strategic Shares held by the Offerors and their concert parties before the commencement of the Offers.

As shown in the above table, the average daily turnover of the China Strategic Shares in each month during the Review Period, excluding the two days from 9 July 2003 to the 2nd Last Trading Day and the period from 11 August 2003 to the Latest Practicable Date, being the period subsequent to the Joint Announcement was made, was extremely thin with the highest average turnover, representing (i) only approximately 0.3837% of the total China Strategic Shares in issue as at the Latest Practicable Date and (ii) only approximately 0.5418% of China Strategic Shares held by the public. In addition, during the Review Period, there were 106 trading days out of a total of 248 trading days on which no trading of the China Strategic Shares on the Stock Exchange was recorded, indicating a lack of public interest in dealing the China Strategic Shares.

We have noted an exceptionally high trading volume of the China Strategic Shares after the Joint Announcement, which might reflect (i) the result of the acquisition of the China Strategic Shares by Kingsway SW Securities, on behalf of the Offerors, at the open market and (ii) the market response on the Offers after the Joint Announcement.

As indicated by the above statistics, given the thin liquidity in the trading of the China Strategic Shares on the Stock Exchange in general, there is a great uncertainty as to whether the Independent China Strategic Shareholders could sell their China Strategic Shares in the market within a short period of time without exerting a significant downward pressure on the prices of the China Strategic Shares. Therefore, the Independent China Strategic Shareholders who wish to liquidate their investments may be unable to sell the China Strategic Shares in the open market at a price equal to or higher than the Share Offer Price, and the Share Offer provide an exit opportunity for their investments.

2.3 *Price earnings multiples*

One of the most commonly used references in evaluating a listed company is the price earnings multiple based on its historical earnings. However, given that the China Strategic Group incurred losses for the financial year ended 31 December 2002, the use of price earnings multiple is inapplicable for evaluation purpose.

2.4 *Net asset value*

We wish to draw your attention that, the consolidated net asset value of the China Strategic Group has deteriorated by approximately 39.4% from about HK$2,850 million as at 31 December 2000 to HK$1,727 million as at 31 December 2002. According to the annual report of China Strategic for the Year 2002, the audited net asset value ("NAV") was approximately HK$1,727 million, implying a NAV of HK$2.08 per China Strategic Share, based on 829,468,413 China Strategic Shares in issue as at the Latest Practicable Date. On this basis, the Share Offer Price of HK$0.139 represents a discount of approximately 93.3% to such NAV per China Strategic Share.

We consider that:

(i) Among the business activities of the China Strategic Group, the business of tire manufacturing represented approximately 82.5%, 78.5% and 80.8% of the total turnovers for each of the three years ended 31 December 2002 respectively, while approximately 17.5%, 21.5% and 19.2% of the total turnovers for each of the three years ended 31 December 2002 were attributable to other lines of businesses of the China Strategic Group. So far as we are aware, Pearl River Tyre (Holdings) Limited ("Pearl River Tyre"), which is listed on the main board of the Stock Exchange, is engaged in the business of manufacturing and marketing of bias tires for commercial vehicles, which may represent the closest comparable company to China Strategic. Save for Pearl River Tyre, there is no listed company in Hong Kong that is engaged in a portfolio of businesses that is directly comparable to that of China Strategic. We are of the view that a statistic with a sample size of only one company cannot be considered as a fair comparison or reference to the value of the shares of China Strategic.

(ii) the measurement of the Share Offer Price against NAV per China Strategic Share might not be a determining factor in evaluating the Share Offer Price. Having considered the business nature of the China Strategic Group, which principally generates its income from trading activities such as sale of tires and pharmaceutical products, therefore, the valuation of the shares of China Strategic should be based on the profit generating ability of its assets rather than the book value of its assets. As such, it is more meaningful to use price earnings multiple, which considers the profit generating ability as the basis of valuation, to evaluate the Share Offer Price. However, as mentioned above, the price earnings multiple is not applicable to the China Strategic Group as it incurred historical losses;

(iii) the net assets of the China Strategic Group have been deteriorating due to the continuous substantial losses and the disposal of subsidiaries and associates, the details of which have been discussed in the paragraph headed "Business and financial performance and future prospects" in this letter. As stated in the paragraph headed "Intention of the Offerors regarding the future of the China Strategic Group" in this letter, the Offerors intend to continue the existing businesses of the China Strategic Group and they have no intention to inject any assets or businesses into the China Strategic Group immediately after completion of the Offers. In absence of any dramatic changes in the business environment of the China Strategic Group, it is uncertain as to whether the China Strategic Group's profitability would be improved after the close of the Offers. There is a risk that the NAV will further deteriorate in the future; and

(iv) based on the data from Bloomberg, we note that the market prices of the China Strategic Shares have been trading at discount to the NAV per China Strategic Share, ranging from approximately 92.3% to 98.3% during the Review Period, which may imply that the market is pricing the China Strategic Shares with minimal relevance to the NAV per China Strategic Share.

2.5 *Dividend yield*

The China Strategic Group has not declared dividends for the three financial years ended 31 December 2002. In addition, given the loss making position of the China Strategic Group, the basis for making any future dividend is uncertain. As such, it is not applicable to make an assessment of the valuation of the China Strategic Group and the Share Offer Price on dividend yield basis.

3. Intention of the Offerors regarding the future of the China Strategic Group

As stated in the letter from the China Strategic Board in the Document, the Offerors, following the close of the Offers, have no intention to re-deploy fixed assets of the China Strategic Group and they intend to continue the existing businesses of the China Strategic Group. Further, the Offerors have no intention to inject any assets or businesses into the China Strategic Group after the close of the Offers. The Offers will not of themselves result in any change in the board of directors, management, business or the continued employment of the employees, including directors, of the China Strategic Group or any of its associated companies under the control of China Strategic.

From the intention of the Offerors as mentioned above, we currently do not see any concrete plans for the future business development of the China Strategic Group. We consider that the future prospect of the China Strategic Group is also dependent on any future business development plans of the China Strategic Group. In the absence of such concrete plans at present and in view of the historical financial performance of the China Strategic Group as discussed above, we consider that the future prospects of the China Strategic Group would be uncertain.

4. Maintaining of the listing status of China Strategic

It is the intention of the Offerors to maintain the listing of China Strategic on the Stock Exchange after the close of the Offers. The Offerors and China Strategic have undertaken to the Stock Exchange that appropriate steps following the close of the Offers will be taken as soon as possible

to ensure that not less than 25% of the China Strategic Shares and the China Strategic Warrants will be held by the public. When the Offers close, should there be less than 25% of the China Strategic Shares and China Strategic Warrants in public hands, the directors of the Offerors presently intend to take appropriate steps, which may include placing down their interest in China Strategic to Independent Third Party within one month after closing of the Offers.

The Stock Exchange has stated that it will closely monitor the trading in the China Strategic Shares and the China Strategic Warrants on the Stock Exchange, if the Stock Exchange believes that:

- a false market exists or may exist in the trading of the China Strategic Shares and the China Strategic Warrants;
- or that there are too few China Strategic Shares and China Strategic Warrants in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in the China Strategic Shares and the China Strategic Warrants.

In this connection, it should be noted that, upon completion of the Offers, there may be an insufficient public float for the China Strategic Shares and the China Strategic Warrants and therefore, trading in the China Strategic Shares and the China Strategic Warrants may be suspended until a sufficient level of public float is attained.

If China Strategic remains as a listed company, any future injections into or disposals of China Strategic will be subject to the provisions of the Listing Rules. Pursuant to the Listing Rules, the Stock Exchange has a discretion to require China Strategic to issue a circular to its shareholders where any acquisition or disposal by China Strategic is proposed, irrespective of the size of such acquisition or disposal and in particular where such acquisition or disposal represents a departure from the principal activities of China Strategic. The Stock Exchange also has the power pursuant to the Listing Rules, to aggregate a series of acquisitions or disposals by China Strategic and any such acquisitions or disposals may, in any event, result in China Strategic being treated as a new applicant for listing and subject to the requirements for new applicants as set out in the Listing Rules.

5. **Recommendation**

In determining the fairness and reasonableness of the Share Offer, we note that the Share Offer Price represents a deep discount to the NAV per China Strategic Share. Nevertheless, we have also considered the following factors:

- the China Strategic Group has been loss making over the three years ended 31 December 2002, in the absence of any dramatic changes in the business environment of the China Strategic Group, it is uncertain as to whether the China Strategic Group's profitability would be improved after the close of the Offers;
- the Share Offer Price generally represents a premium over the market prices of the China Strategic Shares before the Joint Announcement;
- the extremely thin trading volume of the China Strategic Shares before the Joint Announcement (as recorded during the Review Period) may make it difficult for the Independent China Strategic Shareholders to dispose of their China Strategic Shares in the market without exerting downward pressure on the price of the China Strategic Shares. The Share Offer provides an exit opportunity for the Independent China Strategic Shareholders to realise their investments in the China Strategic Shares if they so wish;
- China Strategic did not distribute any dividend in the past three financial years and it is not certain that China Strategic may be able to distribute any dividend in foreseeable future.
- the China Strategic Shares have been historically trading at deep discount to the NAV per China Strategic Share during the Review Period; and

- we currently do not see any concrete plans from the China Strategic Directors and the Offerors regarding the future business development of China Strategic,

we are of the view that the terms of the Share Offer are fair and reasonable so far as the Independent China Strategic Shareholders are concerned, and accordingly advise the Independent Director to recommend the Independent China Strategic Shareholders to accept the Share Offer.

However, those Independent China Strategic Shareholders who wish to retain part or all of their shareholding in China Strategic should note that the China Strategic Group's financial performance had been loss making over the three years ended 31 December 2002. There is still an uncertainty as to whether the future prospects of the China Strategic Group will eventually be improved after the close of the Offers. Those Independent China Strategic Shareholders should carefully consider the future intentions of the Offerors regarding the China Strategic Group after the close of the Offers, details of which are set out in the letter from China Strategic Board contained in the Document.

Independent China Strategic Shareholders should note that the China Strategic Shares had traded above the Share Offer Price after the Joint Announcement was made and if the net proceeds of sale of China Strategic Shares in the open market would exceed the amount receivable under the Share Offer prior to the close of the Share Offer, Independent China Strategic Shareholders who wish to realise all or part of their holdings of the China Strategic Shares should sell such shares in the open market rather than accepting the Share Offer.

Independent China Strategic Shareholders should also note the possibility that the consistently extremely thin trading volume of the China Strategic Shares prior to the Joint Announcement (as recorded during the Review Period) may render the Independent China Strategic Shareholders difficult to dispose of their China Strategic Shares in the market after the close of the Share Offer without exerting downward pressure on the price of the China Strategic Shares.

In case so applicable, Independent China Strategic Shareholders should read carefully the procedures for accepting the Share Offer as detailed in the section headed "Letter from Kingsway SW Securities" in the Offer Document, Appendix I to the Offer Document and the accompanying form of acceptance. Independent China Strategic Shareholders are strongly advised that the decision to realise or to hold their investment in the China Strategic Shares is subject to individual circumstances and investment objectives.

II. The Warrant Offer

The China Strategic Warrants entitle the holders to subscribe for 165,893,682 China Strategic Shares at an initial subscription price of HK$0.16 per China Strategic Share at any time from 29 August 2002 up to and including 31 December 2003. The aggregate of the subscription price of HK$0.16 per China Strategic Share and the closing price of HK$0.027 per China Strategic Warrant as at the Latest Practicable Date is HK$0.187, which is the total effective consideration for one unit of China Strategic Warrants to be converted into one China Strategic Share, representing a premium of approximately 12% over the closing price of the China Strategic Shares of HK$0.167 as at the Latest Practicable Date. The China Strategic Warrants are currently out-of-money and will expire after 31 December 2003. The Warrant Offer Price of HK$0.001 per China Strategic Warrant represents:

- a discount of 90% to the closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange on the 1st Last Trading Day;
- a discount of 90% to the average closing price of HK$0.01 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including the 1st Last Trading Day;
- a discount of approximately 95% to the closing price of HK$0.02 per China Strategic Warrant as quoted on the Stock Exchange on the 2nd Last Trading Day;

- a discount of approximately 91.7% to the average closing price of HK$0.012 per China Strategic Warrant as quoted on the Stock Exchange for the ten consecutive trading days up to and including the 2nd Last Trading Day; and
- a discount of approximately 96.3% to the closing price of HK$0.027 per China Strategic Warrant as quoted on the Stock Exchange as at the Latest Practicable Date.

The total volume of China Strategic Warrants traded since its issue on 29 August 2002 and before the Joint Announcement is 30,000 units, representing approximately 0.018% of the total number of outstanding China Strategic Warrants. Having considered that the trading of China Strategic Warrants is illiquid and the China Strategic Warrants will expire after 31 December 2003, we are of the view that the Warrant Offer provides an opportunity for Independent China Strategic Warrantholders to exit from their investments.

Having considered our previous analysis on the financial performance and trading performance of the China Strategic Group and the nil intrinsic value of the China Strategic Warrants, we are of the view that the Warrant Offer Price is fair and reasonable so far as the Independent China Strategic Warrantholders are concerned and accordingly advise the Independent Director to recommend the Independent China Strategic Warrantholders to accept the Warrant Offer.

Independent China Strategic Warrantholders should note that the China Strategic Warrants have not been actively traded on the Stock Exchange prior to the Joint Announcement (as recorded during the Review Period) during the Review Period, and if the net proceeds of sale of China Strategic Warrants in the open market would exceed the amount receivable under the Warrant Offer prior to the close of the Warrant Offer, Independent China Strategic Warrantholders who wish to realize all or part of their holdings of the China Strategic Warrants should sell such warrants in the open market rather than accepting the Warrant Offer.

III. The Option Offer

China Strategic has issued to Ms. Chan Ling, Eva, an executive director of China Strategic, options to subscribe up to 75,000 China Strategic Shares at a subscription price of HK$3.145 per China Strategic Share from 18 January 2000 to 17 January 2005. The subscription price of HK$3.145 per China Strategic Share represents a premium of approximately 3,394% over the closing price of HK$0.090 of China Strategic Shares as at the 1st Last Trading Day and approximately 1,783% over the closing price of HK$0.167 as at the Latest Practicable Date. The China Strategic Options are therefore currently out-of-money.

Having considered our previous analysis on the financial performance and trading performance of the China Strategic Group and the nil intrinsic value of the China Strategic Options, we are of the view that the Option Offer Price is fair and reasonable so far as the China Strategic Optionholder is concerned and accordingly advise the Independent Director to recommend the China Strategic Optionholder to accept the Option Offer.

Yours faithfully,
For and on behalf of
First Shanghai Capital Limited

Helen Zee	**Byron Tan**
Managing Director	*Executive Director*

1. THREE YEARS FINANCIAL RESULTS

Set out below is a summary of the audited consolidated income statement and consolidated balance sheet of China Strategic Group for the three years ended 31 December 2002 as extracted from the relevant annual reports of China Strategic Group.

RESULTS	Year ended 31st December		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	3,158,058	3,234,404	3,601,735
Cost of sales	(2,766,813)	(2,971,785)	(3,052,768)
Gross profit	391,245	262,619	548,967
Other operating income	210,373	157,788	232,887
Distribution costs	(161,656)	(179,879)	(248,218)
Administrative expenses	(282,226)	(242,694)	(221,624)
Other expenses	(869,985)	(899,522)	(760,544)
Loss from operations	(712,249)	(901,688)	(448,532)
Finance costs	(88,487)	(81,462)	(109,460)
Share of results of associates	(12,147)	(17,997)	(137,574)
Loss before taxation	(812,883)	(1,001,147)	(695,566)
Taxation	(6,608)	(5,982)	(18,041)
Loss before minority interests	(819,491)	(1,007,129)	(713,607)
Minority interests	88,809	408,399	236,500
Net loss for the year	(730,682)	(598,730)	(477,107)
Loss per share	HK$ (1.59)	HK$ (1.28)	HK$ (0.77)

ASSETS AND LIABILITIES

	2000	2001	2002
Total assets	7,732,334	6,254,576	4,750,582
Total liabilities	3,183,104	2,710,204	2,301,041
Minority interests	1,699,376	1,323,582	722,395
Capital and Reserves	2,849,854	2,220,790	1,727,146

2. AUDITED ACCOUNTS

Set out below are China Strategic Group's auditors' report and the audited financial statements for the year ended 31 December 2002 together with relevant notes as extracted from China Strategic's 2002 annual report. Reference to the page numbers are to the page numbers of the auditors' report and the audited financial statements of China Strategic Group in China Strategic's 2002 annual report.

德勤•關黃陳方會計師行

Deloitte Touche Tohmatsu

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

**TO THE SHAREHOLDERS OF
CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司**
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 26 to 86 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31st December, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

23rd April, 2003

CONSOLIDATED INCOME STATEMENT

Year ended 31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover	4	3,601,735	3,234,404
Cost of sales		(3,052,768)	(2,971,785)
Gross profit		548,967	262,619
Other operating income	6	232,887	157,788
Distribution costs		(248,218)	(179,879)
Administrative expenses		(221,624)	(242,694)
Other expenses	7	(760,544)	(899,522)
Loss from operations	8	(448,532)	(901,688)
Finance costs	10	(109,460)	(81,462)
Share of results of associates		(137,574)	(17,997)
Loss before taxation		(695,566)	(1,001,147)
Taxation	11	(18,041)	(5,982)
Loss before minority interests		(713,607)	(1,007,129)
Minority interests		236,500	408,399
Net loss for the year		(477,107)	(598,730)
Loss per share	12	HK$(0.77)	HK$(1.28)

CONSOLIDATED BALANCE SHEET

31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
Non-Current Assets			
Investment properties	13	—	49,341
Property, plant and equipment	14	746,778	2,452,199
Properties under/held for development	15	—	137,000
Payment for acquisition of land development rights	16	14,687	2,727
Goodwill	17	30,953	32,708
Interests in associates	19	681,328	176,268
Receivables — due after one year	20	22,586	302,439
Investments in securities	21	410,685	473,408
Loans to minority shareholders	22	—	26,765
		1,907,017	3,652,855
Current Assets			
Properties held for sale	23	—	32,881
Inventories	24	827,744	790,288
Trade debtors	25	533,959	481,024
Receivables — due within one year	20	680,659	107,195
Receivables due from associates	19	60,535	13,517
Other receivables, deposits and prepayments		253,069	298,722
Advances to contractors		—	9,439
Income and other tax recoverable		—	208
Investments in securities	21	37,363	40,000
Pledged bank deposits		24,839	83,520
Bank balances and cash		425,397	744,927
		2,843,565	2,601,721
Current Liabilities			
Creditors, other payables and accrued charges	26	892,164	995,706
Payables due to related companies — due within one year	27	46,155	36,492
Payables due to associates	19	189	9,625
Income and other tax payable		52,694	32,871
Bank loans and other borrowings — due within one year	33	996,861	922,272
		1,988,063	1,996,966
Net Current Assets		855,502	604,755
		2,762,519	4,257,610

CONSOLIDATED BALANCE SHEET (CONTINUED)

31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
Capital and Reserves			
Share capital	28	82,947	46,098
Reserves		1,644,199	2,174,692
		1,727,146	2,220,790
Minority Interests		722,395	1,323,582
Non-Current Liabilities			
Bank loans and other borrowings — due after one year	33	86,949	593,121
Payables due to related companies — due after one year	27	226,029	—
Deposits received	34	—	76,638
Loans from minority shareholders	22	—	43,479
		312,978	713,238
		2,762,519	4,257,610

BALANCE SHEET
31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
Non-Current Assets			
Property, plant and equipment	14	7,830	8,722
Payment for acquisition of land development rights	16	14,687	2,727
Investments in subsidiaries	18	319,966	329,186
Receivables due from subsidiaries	18	1,741,781	1,515,455
Investments in associates	19	2	2
Receivables — due after one year	20	22,586	25,246
Investments in securities	21	10,717	19,517
		2,117,569	1,900,855
Current Assets			
Receivables due from associates	19	14	473
Receivables — due within one year	20	59,943	16,239
Other receivables, deposits and prepayments		8,354	2,687
Bank balances and cash		54,172	106,491
		122,483	125,890
Current Liabilities			
Creditors, other payables and accrued charges		53,671	2,674
Payables due to related companies — due within one year	27	2,115	1,073
Payables due to associates	19	187	—
Bank loans and other borrowings — due within one year	33	43,473	20,011
		99,446	23,758
Net Current Assets		23,037	102,132
		2,140,606	2,002,987
Capital and Reserves			
Share capital	28	82,947	46,098
Reserves	31	1,155,005	1,246,936
		1,237,952	1,293,034
Non-Current Liabilities			
Bank loans and other borrowings — due after one year	33	24	35
Payables due to subsidiaries	18	676,601	709,918
Payables due to related companies — due after one year	27	226,029	—
		2,140,606	2,002,987

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31st December, 2002

	Share capital HK$'000	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Goodwill on consolidation HK$'000	Exchange reserve HK$'000	Other non-distributable reserves HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
At 1st January, 2001	460,979	1,876,729	—	233	202,694	4,878	34,403	269,938	2,849,854
Exchange adjustment	—	—	—	—	—	(7,277)	—	—	(7,277)
Share of net reserves movement of associates	—	—	—	—	—	(72)	—	—	(72)
Net loss not recognised in the consolidated income statement	—	—	—	—	—	(7,349)	—	—	(7,349)
Arising from capital reorganisation *(note 28)*	(414,881)	—	414,881	—	—	—	—	—	—
Impairment loss of goodwill of subsidiaries and associates	—	—	—	—	14,005	—	—	—	14,005
Realised on disposal/dilution of interest in subsidiaries	—	—	—	—	(25,262)	(650)	(11,078)	—	(36,990)
Appropriated from retained profits	—	—	—	—	—	—	12,068	(12,068)	—
Net loss for the year	—	—	—	—	—	—	—	(598,730)	(598,730)
At 31st December, 2001	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
Exchange adjustment	—	—	—	—	—	(1,144)	—	—	(1,144)
Share of net reserves movement of associates	—	—	—	—	—	904	(278)	—	626
Net loss not recognised in the consolidated income statement	—	—	—	—	—	(240)	(278)	—	(518)
Issue of shares *(note 28)*	9,200	—	—	—	—	—	—	—	9,200
Issue of shares by way of rights issue *(note 28)*	27,649	—	—	—	—	—	—	—	27,649
Premium from issue of shares	—	23,024	—	—	—	—	—	—	23,024
Share issue expenses	—	(2,405)	—	—	—	—	—	—	(2,405)
Realised on disposal/dilution of interests in associates	—	—	—	—	3,544	(1,322)	86	—	2,308
Realised on disposal/dilution of interest in subsidiaries	—	—	—	—	(71,028)	(2,190)	(2,577)	—	(75,795)
Appropriated from retained profits	—	—	—	—	—	—	3,215	(3,215)	—
Net loss for the year	—	—	—	—	—	—	—	(477,107)	(477,107)
At 31st December, 2002	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146
Attributable to:									
The Company and its subsidiaries	82,947	1,897,348	414,881	233	55,395	(6,454)	36,000	(656,920)	1,823,430
Associates	—	—	—	—	68,558	(419)	(161)	(164,262)	(96,284)
	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

Year ended 31st December, 2002

The special capital reserve of China Strategic Group represents the amount arising from the Capital Reduction as described in note 28(a).

Included in goodwill on consolidation as at 31st December, 2002, HK$16,344,000 (2001: HK$16,344,000) represented goodwill arising on acquisition of subsidiaries. No goodwill arising on acquisition of associates (2001: HK$3,544,000) were included in goodwill on consolidation.

Included in goodwill on consolidation as at 31st December, 2002, HK$71,739,000 (2001: HK$211,325,000) represented negative goodwill arising from acquisition of subsidiaries. Included in goodwill on consolidation as at 31st December, 2002, HK$68,558,000 represented negative goodwill attributable to associates following the dilution of interest in Rosedale Hotel (2001: Nil).

The other non-distributable reserves of China Strategic Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31st December, 2002

	2002 *HK$'000*	2001 *HK$'000*
OPERATING ACTIVITIES		
Loss from operations	(448,532)	(901,688)
Adjustments for:		
Dividend income	(3,732)	(5,509)
Interest income	(37,956)	(71,725)
Depreciation of property, plant and equipment	136,522	140,743
Amortisation of intangible asset	—	4,934
Amortisation of goodwill	1,634	495
Unrealised holding loss on investments in securities	232,636	139,972
(Gain) loss on disposal of investments in securities	(71,760)	15,182
Allowance for bad and doubtful debts	85,741	74,582
Impairment loss of property, plant and equipment	345,761	529,041
Impairment loss of goodwill of subsidiaries and associates	—	14,005
Impairment loss of interest in an associate	—	3,587
Impairment loss of properties under/held for development	—	28,793
Impairment loss on properties held for sale	1,185	11,081
Impairment loss on investment properties	9,069	—
Deficit arising on the revaluation of investment properties	—	19,977
Allowances for inventories	20,347	10,012
Allowances for loan and interest receivables	57,232	50,413
(Gain) loss on disposal of property, plant and equipment	(82)	2,827
Gain on disposal/dilution of interests in subsidiaries	(64,193)	(63,047)
Gain on disposal/dilution of interest in associates	(14,980)	—
Loss on disposal of investment property	2,000	50
Operating cash flows before movements in working capital	250,892	3,725
Decrease in properties held for sale	51,796	70,300
Increase in inventories	(103,859)	(57,621)
Increase in trade debtors	(95,961)	(11,759)
Increase in other receivables, deposits and prepayments	(54,138)	(109,333)
Decrease in advance to contractors	9,439	—
Increase in creditors, other payables and accrued charges	332,428	198,178
Increase (decrease) in income and other tax payable	5,112	(7,614)
Net cash from operations	395,709	85,876
Interest paid	(96,496)	(121,235)
Dividends paid to minority shareholders of subsidiaries	(4,285)	(4,124)
Tax paid in other jurisdictions	(2,869)	(8,953)
Refund of tax received in other jurisdictions	—	6
NET CASH FROM (USED IN) OPERATING ACTIVITIES	292,059	(48,430)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
INVESTING ACTIVITIES			
Repayment from receivables		545,621	389,990
Proceeds from disposal of investments in securities		277,823	400,960
Proceeds from disposal of property, plant and equipment		77,670	5,818
Decrease in pledged bank deposits		58,681	528,831
Interest received		2,759	71,725
Proceeds from disposal/dilution of interests in associates		9,204	—
Repayment from minority shareholders		5,357	1,309
Proceeds from disposal/dilution of subsidiaries (net of cash and cash equivalents disposed of)	35	(38,484)	283,806
Dividend received from investments in securities		3,732	5,509
Receivable advanced		(1,226,081)	(670,140)
Purchase of investments in securities		(365,544)	(282,802)
Investments in associates		(347,189)	(44,100)
Purchase of property, plant and equipment		(327,081)	(279,977)
Deposit paid for acquisition of a subsidiary		(75,000)	—
Advance to associates		(47,018)	(17,560)
Purchase of subsidiaries (net of cash and cash equivalents acquired)	36	(511)	(354,450)
Payment for acquisition of land development rights		(11,960)	(2,727)
Costs incurred for properties under/held for development		(3,760)	(8,392)
Proceeds from disposal of investment properties		—	14,450
Capital repatriation from an associate		—	9,366
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(1,461,781)	51,616
FINANCING ACTIVITIES			
Advance from loan payables		986,017	—
New bank loans and other borrowings raised		1,414,478	1,183,688
Issue of convertible notes		66,000	—
Proceeds from issue of shares		59,873	—
Contribution from minority shareholders		48,816	42,602
Advance from deposits received		10,795	—
Repayment of bank loans and other borrowings		(1,256,252)	(1,393,529)
Repayment to loan payables		(450,851)	—
Repayment to minority shareholders		(43,104)	—
Repayment to related companies		(7,027)	(16,917)
Share issue expenses		(2,405)	—
Repayment to associates		(71)	—
Repayment of obligations under finance leases		(13)	(9)
Advance from related companies		—	53,409
Advance from associates		—	9,625
NET CASH FROM (USED IN) FINANCING ACTIVITIES		826,256	(121,131)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)
Year ended 31st December, 2002

	NOTES	2002 HK$'000	2001 HK$'000
DECREASE IN CASH AND CASH EQUIVALENTS		(343,466)	(117,945)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		744,927	873,326
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		474	(10,454)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		401,935	744,927
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		425,397	744,927
Bank overdrafts		(23,462)	—
		401,935	744,927

NOTES TO THE FINANCIAL STATEMENTS

31st December, 2002

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares and warrants listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in notes 18 and 19.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas subsidiaries/associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Discontinuing Operations

SSAP 33 "Discontinuing Operations" is concerned with the presentation of financial information regarding discontinuing operations and replaces the requirements previously included in SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Polices". Under SSAP 33, financial information relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's segment of toll highway operation, consumer goods, electronic products, heavy-industries, property investment and hotel operation as discontinuing operations in the current year, details of which are disclosed in note 5.

Employee Benefits

In the current year, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the Group's rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties let under operating leases, is recognised on a straight-line basis over the period of the respective leases.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction and construction in progress

Properties under construction and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction and construction in progress until the construction is completed and the properties and assets are ready for use.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction and construction in progress, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of toll highway is provided on the basis of a sinking fund calculation where annual depreciation charge compounded at rates of 4% per annum will equal the cost of the toll highway at the end of the joint venture period of the relevant company that holds the toll highway.

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10%-25%
Machinery and equipment	10%-20%
Motor vehicles	12.5%-25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Leased assets

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the original principal at the inception of the respective leases, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting year.

All other leases are classified as operating leases and the rentals payables are charged to the income statement on a straight-line basis over the relevant lease term.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing selling and distribution.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are dealt with in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/ mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

	2002 HK$'000	2001 HK$'000
Sales of goods, net of returns and sales taxes	3,435,370	2,986,793
Toll highway operation	66,418	—
Sales of properties	51,231	58,800
Hotel operation	42,378	50,518
Rental income	6,338	5,982
Publication of newspaper	—	132,311
	3,601,735	3,234,404

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Discontinuing operations							Continuing operations							
	Toll highway operation HK$'000 (Note a)	Consumer goods HK$'000 (Note b)	Electronic products HK$'000 (Note b)	Property investment HK$'000 (Note c)	Hotel operation HK$'000 (Note c)	Heavy industry HK$'000 (Note d)	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2002														
REVENUE														
External	66,418	—	—	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	94,055	3,494,294	—	3,792,934
Inter-segment	—	—	—	—	—	—	—	—	—	—	1,840	1,840	(1,840)	—
	66,418	—	—	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	95,895	3,496,134	(1,840)	3,792,934
RESULT														
Segment result	(45,968)	—	—	(14,352)	(300)	18,023	(42,597)	(73,789)	18,058	(284,532)	85,161	(255,102)	(984)	(298,683)
Unallocated corporate expenses														(191,537)
Finance costs														(109,460)
Interest income	—	391	—	—	270	—	661	17,772	92	19,431	—	37,295	—	37,956
Dividend income	—	1,369	—	—	—	—	1,369	—	—	2,363	—	2,363	—	3,732
Share of results of associates	—	—	—	—	(151)	—	(151)	(94,415)	—	(43,190)	182	(137,423)	—	(137,574)
Loss before taxation														(695,566)
Taxation														(18,041)
Loss before minority interests														(713,607)
Minority interests														236,500
Net loss for the year														(477,107)

	Discontinuing operations							*Continuing operations*						
	Toll highway operation HK$'000 (Note a)	Consumer goods HK$'000 (Note b)	Electronic products HK$'000 (Note b)	Property investment HK$'000 (Note c)	Hotel operation HK$'000 (Note c)	Heavy industry HK$'000 (Note d)	Sub-total HK$'000	Tires HK$'000	Pharm-aceutical products HK$'000	Investment in securities, and receivables HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
Assets and liabilities at 31st December, 2002														
ASSETS														
Segment assets	—	—	—	—	—	—	—	2,064,209	114,115	1,151,287	729,692	4,059,303	—	4,059,303
Interests in associates	—	—	—	—	306,326	—	306,326	238,730	—	135,935	337	375,002	—	681,328
Unallocated total assets														9,951
Consolidated total assets														4,750,582
LIABILITIES														
Segment liabilities	—	—	—	—	—	—	—	(838,339)	(96,221)	—	(282,293)	(1,216,853)	—	(1,216,853)
Unallocated corporate liabilities														(1,084,188)
Consolidated total liabilities														(2,301,041)
Other information for the year ended 31st December, 2002														
Capital expenditure														
- Property, plant and equipment	1,240	—	—	7,830	9,691	3,191	21,952	272,142	40,204	—	13	312,359	—	334,311
- Properties under/held for development	—	—	—	3,760	—	—	3,760	—	—	—	—	—	—	3,760
Depreciation and amortisation	23,784	—	—	1,659	1,338	2,063	28,844	97,402	11,090	—	820	109,312	—	138,156
Impairment loss	70,467	—	—	10,254	—	—	80,721	275,294	—	—	—	275,294	—	356,015
Other non-cash expenses	—	—	—	—	—	—	—	37,795	—	358,161	—	395,956	—	395,956
Gain on disposal of investments in securities	—	—	—	—	—	—	—	—	—	71,760	—	71,760	—	71,760
Gain on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	82	82	—	82
Loss on disposal of investment property	—	—	—	—	—	—	—	—	—	—	2,000	2,000	—	2,000

Inter-segment revenue are charged at terms determined and agreed between the group companies.

	Discontinuing operations								Continuing operations						
	Newspaper publication	Toll highway operation	Consumer goods	Electronic products	Property investment	Hotel operation	Heavy industry	Sub-total	Tires	Pharm-aceutical products	Investment in securities and receivables	Others	Sub-total	Elimination	Consolidated
	HK$'000 (Note e)	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
For the year ended 31st December, 2001															
REVENUE															
External	132,311	–	189,706	24,310	65,455	50,518	115,036	577,336	2,599,622	62,071	–	75,929	2,737,622	–	3,314,958
Inter-segment	–	–	–	–	1,685	–	–	1,685	–	–	–	2,193	2,193	(3,878)	–
	132,311	–	189,706	24,310	67,140	50,518	115,036	579,021	2,599,622	62,071	–	78,122	2,739,815	(3,878)	3,314,958
RESULT															
Segment result	(31,663)	(360,272)	7,180	(6,998)	(138,553)	(18,125)	2,583	(545,848)	(128,124)	8,591	(206,741)	(2,782)	(329,056)		(874,904)
Unallocated corporate expenses															(104,018)
Finance costs															(81,462)
Interest income	–	–	150	53	–	2,899	83	3,185	9,515	36	58,989	–	68,540		71,725
Dividend income	–	–	–	–	–	–	–	–	–	–	5,414	95	5,509		5,509
Share of results of associates	(8,998)	–	–	–	–	–	–	(8,998)	–	(6,995)	–	(2,004)	(8,999)		(17,997)
Loss before taxation															(1,001,147)
Taxation															(5,982)
Loss before minority interests															(1,007,129)
Minority interests															408,399
Net loss for the year															(598,730)
Assets and liabilities at 31st December, 2001															
ASSETS															
Segment assets	–	841,836	111,669	20,933	602,285	208,102	124,177	1,909,002	2,704,852	185,625	1,037,962	96.889	4,025,328		5,934,330
Interests in associates	64,899	–	–	–	–	–	–	64,899	–	–	–	111,369	111,369		176,268
Unallocated total assets															143,978
Consolidated total assets															6,254,576
LIABILITIES															
Segment liabilities	–	(721,246)	(40,281)	(10,723)	(121,401)	(8,693)	(44,244)	(946,588)	(637,412)	(84,061)	–	(2,191)	(723,664)		(1,670,252)
Unallocated corporate liabilities															(1,039,952)
Consolidated total liabilities															(2,710,204)

	Discontinuing operations								Continuing operations						
	Newspaper publication	Toll highway operation	Consumer goods	Electronic products	Property investment	Hotel operation	Heavy industry	Sub-total	Tires	Pharm-aceutical products	Investment in securities and receivables	Others	Sub-total	Elimination	Consolidated
	HK$'000 *(Note e)*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information for the year ended 31st December, 2001															
Capital expenditure															
- Property, plant and equipment	41,383	273,565	11,167	34	21,508	—	4,191	351,848	118,195	114,393	—	1,000	233,588		585,436
- Properties under/held for development	—	—	—	—	8,392	—	—	8,392	—	—	—	—	—		8,392
- Investment properties	—	—	—	—	96,510	—	—	96,510	—	—	—	—	—		96,510
Depreciation and amortisation	18,165	—	7,594	837	1,792	—	4,346	32,734	110,796	1,079	—	1,563	113,438		146,172
Impairment loss	—	360,272	—	—	103,131	25,000	—	488,403	80,512	—	—	17,592	98,104		586,507
Other non-cash expenses	—	—	—	—	—	—	—	—	94,984	—	179,995	—	274,979		274,979
Loss on disposal of investment property	—	—	—	—	50	—	—	50	—	—	—	—	—		50
Loss on disposal of investments in securities	—	—	—	—	—	—	—	—	—	—	15,182	—	15,182		15,182
Loss on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	2,827	2,827		2,827
Deficit arising on the revaluation on investment properties	—	—	—	—	19,977	—	—	19,977	—	—	—	—	—		19,977

Inter-segment revenue are charged at terms determined and agreed between the group companies.

Notes:

(a) In September 2002, Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited), a non-wholly owned subsidiary of the Group, entered into a memorandum of understanding to dispose of its interest in a subsidiary which was engaged in toll highway operation. Upon the completion of the disposal, the Group had no interest in toll highway operation and the business segment of toll highway operation was regarded as discontinuing operation during the year.

(b) In January 2002, the Group disposed of its interest in Ningbo Zhongce Taifeng Food Company Limited ("Taifeng Food") and Hangzhou Zhongce Electrics Co., Limited ("Hangzhou Electrics"). Taifeng Food was mainly engaged in manufacturing and trading of foods products while Hangzhou Electrics was engaged in manufacturing and trading of electronic products, representing the business segment of consumer goods and electronic products respectively.

Upon the completion of the disposal, the Group had no interest in Taifeng Food and Hangzhou Electrics and the business segments of consumer goods and electronic products were regarded as discontinuing operation during the year.

(c) In December 2002, the Group carried out an extensive group reorganisation which resulted in the dilution of the Group's interests in Rosedale Hotel from approximately 65.56% to approximately 32.20%. Rosedale Hotel is mainly engaged in the activities of hotel operation and property investment. Upon the completion of the group reorganisation, the business segment of hotel operation and property investment were regarded as discontinuing operation during the year.

(d) In August 2002, the Group disposed of its interest in China Tractors and Automobiles Manufacturing Limited ("China Tractors") and Yito (Ningbo) C.S.I. Tractor & Automobile Co., Ltd. ("Yito"). China Tractor and Yito were mainly engaged in the manufacturing and trading of tractors and automobile related products, representing the business segments of heavy industries.

Upon the completion of the disposal, the Group had no interest in China Tractors and Yito and the business segment of heavy industries were regarded as discontinuing operation during the year.

(e) In December 2001, the Group disposed of its interest in Actiwater Resources Limited, which is mainly engaged in newspaper publishing, to Leadership Publishing Group Limited ("Leadership Publishing", formerly known as Sing Pao Media Group Limited). Upon the completion of the disposal, the Group held approximately 27.97% interest in Leadership Publishing and the business segment of newspaper publishing was regarded as discontinuing operation in 2001.

The aggregate carrying amounts of the assets and liabilities of the discontinuing operations at the date of discontinuance are as follows:

	2002						2001
	Toll highway operation	Consumer goods	Electronic products	Property investment and hotel operation	Heavy industry	Total	Newspaper publication
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	728,010	138,620	27,821	908,670	191,405	1,994,526	204,996
Total liabilities	(649,650)	(46,425)	(14,405)	(264,749)	(145,319)	(1,120,548)	(248,919)
Operating cash in(out)flow	44,561	—	(4,782)	80,877	8,606	129,262	54,774
Cash outflow in respect of investing activities	(3,867)	—	—	(48,025)	—	(51,892)	(29,515)
Cash in(out)flow in respect of financing activities	(36,442)	—	—	65,068	(8,015)	20,611	66,972
Net operating cash in(out)flow	4,252	—	(4,782)	97,920	591	97,981	92,231

Geographical segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover	
	2002	2001
	HK$'000	*HK$'000*
PRC, other than Hong Kong	2,624,238	2,346,119
Hong Kong	246,372	228,058
Overseas	731,125	660,227
	3,601,735	3,234,404

The following is an analysis of the carrying amount of segment assets and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets At 31st December,		Capital additions For the year ended 31st December,	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	2,433,551	4,799,836	279,093	676,251
Hong Kong	2,297,828	1,052,700	58,978	14,087
Overseas	19,203	402,040	—	—
	4,750,582	6,254,576	338,071	690,338

6. OTHER OPERATING INCOME

	2002	2001
	HK$'000	*HK$'000*
Gain on disposal/dilution of interests in subsidiaries	64,193	63,047
Gain on disposal/dilution of interests in associates	14,980	—
Interest income	37,956	71,725
Gain on disposal of investments in securities	71,760	—
Dividend income from listed investments	3,732	5,509
Gain on disposal of property, plant and equipment	82	—
Net exchange gain	8,700	946
Sale of scrap materials	18,052	—
Others	13,432	16,561
	232,887	157,788

7. OTHER EXPENSES

	2002	2001
	HK$'000	*HK$'000*
Impairment loss on:		
Property, plant and equipment		
— toll highway	70,467	360,272
— properties under construction	—	63,257
— construction in progress	45,354	61,493
— leasehold properties	64,404	—
— hotel property	—	25,000
— machinery and equipment	164,304	17,863
— motor vehicles	1,232	1,156
	345,761	529,041
Properties held for sale	1,185	11,081
Investment properties	9,069	—
Properties under/held for development	—	28,793
Goodwill of subsidiaries and associates	—	14,005
Interest in an associate	—	3,587
Deficit arising on the revaluation of investment properties	—	19,977
Allowances for inventories	20,347	10,012
Unrealised holding loss on investments in securities	232,636	139,972
Allowances for bad and doubtful debts	85,741	74,582
Allowances for loan and interest receivables	57,232	50,413
Loss on disposal of investment property	2,000	50
Loss on disposal of investments in securities	—	15,182
Loss on disposal of property, plant and equipment	—	2,827
Others	6,573	—
	760,544	899,522

8. LOSS FROM OPERATIONS

	2002 *HK$'000*	2001 *HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
— directors remuneration *(note 9(a))*	3,205	2,696
— other staff costs *(note 9(b))*	318,041	302,566
— retirement benefits scheme contributions, excluding directors	24,679	37,050
Total staff costs	345,925	342,312
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	—	(6,565)
	345,925	335,747
Auditors' remuneration		
Current year	7,846	6,521
Overprovision in prior year	(380)	(2,135)
Depreciation and amortisation of property, plant and equipment:		
— owned assets	136,496	140,967
— assets under finance lease	26	7
Less: amount capitalised in toll highway	—	(231)
	136,522	140,743
Amortisation of intangible asset included in administrative expenses	—	4,934
Amortisation of goodwill included in administrative expenses	1,634	495
and after crediting:		
Net rental income in respect of premises after outgoings of HK$1,111,000 (2001: HK$28,000)	12,272	11,886

9. DIRECTORS' AND EMPLOYEES' REMUNERATION

(a) Directors' remuneration

	2002	2001
	HK$'000	*HK$'000*
Fees		
— Executive directors	—	—
— Non-executive directors	—	295
— Independent non-executive directors	178	216
	178	511
Other emoluments		
— Executive directors		
Salaries and other benefits	2,999	2,165
Retirement benefits contributions	28	20
	3,027	2,185
	3,205	2,696

The number of directors whose remuneration falls within the bands set out below is as follows:

HK$	2002 Number of directors	2001 Number of directors
Nil to 1,000,000	10	12
1,000,001 to 1,500,000	2	1

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

(b) Employees' remuneration

The five highest paid individuals in the Group included three (2001: two) directors of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2002	2001
	HK$'000	*HK$'000*
Remuneration, salaries and other benefits	1,680	3,595

HK$	2002 Number of employees	2001 Number of employees
Nil to 1,000,000	1	1
1,000,001 to 1,500,000	1	2

10. FINANCE COSTS

	2002	2001
	HK$'000	*HK$'000*
Interest on borrowings wholly repayable within five years:		
Bank borrowings	60,034	81,423
Other borrowings	17,257	198
Obligations under finance leases	10	9
	77,301	81,630
Interest on bank borrowings not wholly repayable within five years	36,443	39,605
	113,744	121,235
Less: Amount capitalised in construction in progress/toll highway	(4,284)	(39,773)
	109,460	81,462

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.87% to expenditure on qualifying assets.

11. TAXATION

	2002	2001
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Taxation in other jurisdictions	18,041	12,982
Overprovision in prior years	—	(7,000)
Taxation attributable to the Company and its subsidiaries	18,041	5,982

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company and its subsidiaries had no assessable profit in either year.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The Company and certain of its subsidiaries incurred losses and hence are not subject to taxation.

Details of deferred taxation are set out in note 32.

12. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$477,107,000 (2001: HK$598,730,000) and on the adjusted weighted average of 620,259,682 (2001: adjusted 468,933,386) ordinary shares in issue during the year, after adjustment for the effect of the rights issue as set out in note 28.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2002 and 2001 as the exercise of the share options and warrants would result in a decrease in loss per share.

13. INVESTMENT PROPERTIES

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
VALUATION		
At 1st January	49,341	71,818
Acquired on acquisition of subsidiaries	—	96,510
Eliminated on disposal of subsidiaries	(28,272)	(84,510)
Disposal	(12,000)	(14,500)
Impairment loss	(9,069)	—
Deficit arising on revaluation	—	(19,977)
At 31st December	—	49,341

During the year, the Group identified impairment loss of HK$9,069,000 on investment properties located in PRC with reference to the selling prices and has been charged to the consolidated income statement.

The carrying value of the investment properties comprises:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Properties held under medium-term leases in Hong Kong	—	12,000
Properties held under medium-term land use right in the PRC	—	37,341
	—	49,341

The investment properties were held for rental under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Furniture and fixtures HK$'000	Machinery and equipment HK$'000	Motor vehicles HK$'000	Properties under construction HK$'000	Toll highway HK$'000	Construction in progress HK$'000	Hotel property HK$'000	Total HK$'000
The Group									
COST									
At 1st January, 2002	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	225,000	3,609,959
Currency realignment	(176)	—	(479)	(14)	—	—	(16)	—	(685)
Acquired on acquisition of subsidiaries	—	—	219	—	—	—	—	—	219
Reclassification	146	(146)	—	—	—	—	—	—	—
Additions	6,727	32,117	56,778	4,805	7,760	—	225,905	—	334,092
Transfer	17,262	32,643	126,449	—	—	—	(176,354)	—	—
Disposals	(12,862)	(20,500)	(93,256)	(2,809)	—	—	—	—	(129,427)
Disposal of subsidiaries	(121,950)	(11,356)	(195,349)	(9,245)	(411,849)	(1,170,838)	(82,582)	(225,000)	(2,228,169)
At 31st December, 2002	345,297	59,743	1,028,341	33,675	—	—	118,933	—	1,585,989
DEPRECIATION AND AMORTISATION									
At 1st January, 2002	124,017	11,485	484,962	27,274	63,257	360,272	61,493	25,000	1,157,760
Currency realignment	(53)	(1)	(204)	(8)	—	—	—	—	(266)
Reclassification	191	(191)	—	—	—	—	—	—	—
Provided for the year	20,214	10,802	78,802	3,365	—	23,339	—	—	136,522
Impairment loss recognised	64,404	—	164,304	1,232	—	70,467	45,354	—	345,761
Eliminated on disposals	(8,986)	(16,231)	(24,353)	(2,269)	—	—	—	—	(51,839)
Eliminated on disposal of subsidiaries	(30,450)	(1,812)	(104,735)	(7,902)	(63,257)	(454,078)	(61,493)	(25,000)	(748,727)
At 31st December, 2002	169,337	4,052	598,776	21,692	—	—	45,354	—	839,211
NET BOOK VALUES									
At 31st December, 2002	175,960	55,691	429,565	11,983	—	—	73,579	—	746,778
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199

(a) At 31st December, 2001, included in the net book value of toll highway is interest capitalised of HK$77,719,000.

(b) As explained in note 5(a), the Group reviewed the carrying amount of toll highway with reference to the selling price for the disposal of toll highway. An impairment loss of approximately HK$70,467,000 has been identified which has been recognised in the consolidated income statement during the year.

(c) In addition, due to recurring losses suffered by a tire factory subsidiary in the PRC, the Group reviewed the carrying amount of machinery and equipment with reference to the estimated value determined under the discounted cash flow method, an impairment loss of approximately HK$164,304,000 was identified which has been recognised in the consolidated income statement during the year.

(d) The Group also reviewed the carrying amount of land and buildings, motor vehicles and construction in progress held by certain subsidiaries with reference to the estimated net selling prices. An impairment loss of approximately HK$110,990,000 was identified which has been recognised in the consolidated income statement during the year.

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Company					
COST					
At 1st January, 2002	6,824	1,660	1,643	541	10,668
Additions	—	—	12	—	12
Disposals	—	(172)	(339)	—	(511)
At 31st December, 2002	6,824	1,488	1,316	541	10,169
DEPRECIATION					
At 1st January, 2002	361	371	1,146	68	1,946
Provided for the year	171	313	194	134	812
Eliminated on disposals	—	(81)	(338)	—	(419)
At 31st December, 2002	532	603	1,002	202	2,339
NET BOOK VALUES					
At 31st December, 2002	6,292	885	314	339	7,830
At 31st December, 2001	6,463	1,289	497	473	8,722

At the balance sheet dates, the land and buildings of the Group and the Company are held under medium-term land use rights in the PRC, other than Hong Kong.

The net book value of motor vehicles as at 31st December, 2002 included an amount of approximately HK$237,000 (2001: HK$263,000) in respect of assets held under finance leases.

15. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
COST		
At 1st January	137,000	157,401
Development costs incurred during the year	3,760	8,392
Impairment loss	—	(28,793)
Disposal of subsidiaries	(140,760)	—
At 31st December	—	137,000

Comprising:

	2002	**2001**
	HK$'000	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	—	111,000
Properties held under long-term land use rights in the PRC, other than Hong Kong	—	26,000
	—	137,000

16. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHTS

The Group and the Company

During the year ended 31st December, 2001, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately RMB230,000,000 (equivalent to HK$216,981,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2002, partial payments of approximately RMB8,000,000, equivalent to approximately HK$7,441,000 (2001: RMB3,000,000, equivalent to approximately HK$2,727,000) was paid by the Company.

In addition, during the year, the Company has paid consultancy fee and project management fee for this project totalling approximately HK$7,246,000 and the above amounts are included in the payment for acquisition of land development rights.

17. GOODWILL

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
COST		
At 1st January	33,203	—
Acquired on acquisition of subsidiaries	—	53,112
Eliminated on disposal of subsidiaries	(121)	(19,909)
At 31st December	33,082	33,203
AMORTISATION		
At 1st January	495	—
Provided for the year	1,634	495
At 31st December	2,129	495
NET BOOK VALUES		
At 31st December	30,953	32,708

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 20 years.

18. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

	2002	2001
	HK$'000	*HK$'000*
Investments in subsidiaries		
Shares listed overseas, at cost	228,703	228,703
Unlisted shares, at cost	91,263	100,483
	319,966	329,186
Market value of listed shares	10,530	23,868
Receivables due from subsidiaries		
Amounts due from subsidiaries	3,876,129	3,598,640
Less: Allowances	(2,134,348)	(2,083,185)
	1,741,781	1,515,455
Payables due to subsidiaries		
Amounts due to subsidiaries	676,601	709,918

In the opinion of the directors, the receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment. The amounts are unlikely to be repaid within one year and are therefore shown as non-current.

Particulars of the principal subsidiaries at 31st December, 2002 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company Directly	Indirectly	Principal activities
			%	%	
Australia Net.Com Limited ("Australia Net.Com") *(note e)*	Australia *(note a)*	A$31,184,116	—	57.26	Investment holding
China Pharmaceutical Industrial Limited *(note e)*	Hong Kong	HK$2	—	57.26	Investment holding
China Enterprises Limited ("China Enterprises") *(note e)*	Bermuda *(note b)*	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 *(note b)*	24.84 *(note b)*	Investment holding
Double Happiness Tyre Industries Corporation Limited ("DH") *(note d)*	PRC	RMB280,684,311	—	55 *(note b)*	Inactive
Dazhai C.S.I. Cement Co., Ltd. *(note d)*	PRC	RMB17,000,000	51	—	Manufacture of cement

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Hangzhou Zhongce Rubber Co., Limited ("Hangzhou Rubber") *(note d)*	PRC	RMB469,748,777	—	51 *(note b)*	Manufacture of tires
Tung Fong Hung Investment Limited ("Tung Fong Hung") *(note c)*	British Virgin Islands	US$10,000	—	100	Manufacture and trading of Chinese and western pharmaceutical products
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. ("Yinchuan C.S.I.") *(note d)*	PRC	RMB667,833,101	—	51 *(note b)*	Manufacture of tires

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Enterprises principally operates in the PRC and its shares were listed on the New York Stock Exchange ("NYSE") until 27th September, 2002 when it was suspended from trading as a result of China Enterprises' failure to meet NYSE's continuing listing standards. The NYSE notified China Enterprises on 31st December, 2002 that the Securities and Exchange Commission granted the application of the NYSE for removal on the common stock of China Enterprises from listing and registration on the NYSE under the Securities Exchange Act of 1934 effective on 30th December, 2002. On 26th November, 2002, the Company's common shares began trading on the Over the Counter Bulletin Board of the United States of America. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber and Yinchuan C.S.I. at 31st December, 2002.

c. Tung Fong Hung operates in Hong Kong.

d. This is a PRC sino-foreign equity joint venture.

e. This is a limited company incorporated in the respective jurisdiction.

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the assets and liabilities of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19. INTERESTS IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interests in associates				
Share of net assets	714,070	156,132	—	—
Goodwill				
At 1st January	20,136	—	—	—
Arising from acquisition of associates	91,784	20,136	—	—
Less: amortisation	(1,147)	—	—	—
Realised upon dilution of interests in associates	(20,136)	—	—	—
At 31st December	90,637	20,136	—	—
Negative goodwill				
At 1st January	—	—	—	—
Arising from acquisition of associates	(123,379)	—	—	—
At 31st December	(123,379)	—	—	—
Unlisted shares, at cost	—	—	2	2
	681,328	176,268	2	2

Goodwill is amortised on a straight-line basis and the amortisation period for goodwill is 10 years. Negative goodwill is released to income over 10 years.

	The Group 2002	The Group 2001	The Company 2002	The Company 2001
Receivables due from associates				
Amounts due from associates	60,535	13,517	14	473
Payables due to associates				
Amounts due to associates	189	9,625	187	—
Market value of listed shares of associates	567,143	155,837	—	—

Particulars of the principal associates at 31st December, 2002 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/registered capital held indirectly by the Company %	Principal activities
Rosedale Hotel Group Limited ("Rosedale Hotel", formerly known as China Land Group Limited) *(notes a and c)*	Bermuda	Hong Kong and PRC	32.20	Hotel operation and property investment
Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On") *(notes a and c)*	Bermuda	Hong Kong	32.21	Business of providing package tours, travel, transportation, and other related services
Dong Fang Gas Holdings Limited ("Dong Fang Gas", formerly known as Companion Building Material International Holdings Limited) *(notes a and c)*	Bermuda	Hong Kong and PRC	43.06	Trading of ceramic tiles and bathroom accessories and securities trading
Hangzhou Sunrise Rubber Co., Ltd. *(notes b and c)*	PRC	PRC	49.20	Manufacture of tires

Notes:

(a) The shares of Rosedale Hotel, Ananda Wing On and Dong Fang Gas are listed on the Hong Kong Stock Exchange.

(b) Hangzhou Sunrise Rubber Co., Ltd. is an associate of Hangzhou Rubber.

(c) This is a limited company incorporated in the respective jurisdiction.

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

The following is a summary of the most recent published financial information of the principal associates which were acquired by the Group during the year:

Consolidated results for the year/period:

	Rosedale Hotel 1.1.2002 to 31.12.2002	Ananda Wing On 1.4.2002 to 31.12.2002	Dong Fang Gas 1.4.2002 to 30.9.2002	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	181,692	1,323,286	79,456	1,584,434
Loss before taxation and after minority interests	(99,810)	(302,917)	(43,357)	(446,084)
Loss before taxation and after minority interests attributable to the Group since date of acquisition	(1,600)	(87,751)	(3,275)	(92,626)

Consolidated financial position:

	Rosedale Hotel At 31.12.2002	Ananda Wing On At 31.12.2002	Dong Fang Gas At 30.9.2002	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	2,126,452	901,106	149,078	3,176,636
Current assets	166,972	536,923	534,215	1,238,110
Current liabilities	(186,306)	(478,490)	(402,524)	(1,067,320)
Non-current liabilities	(1,056,027)	(298,248)	(3,220)	(1,357,495)
Minority interests	(103,766)	—	(24,606)	(128,372)
Net assets	947,325	661,291	252,943	1,861,559
Net assets attributable to the Group:				
As at 31st December, 2002	305,039	213,002	105,642	623,683

As at 31st December, 2002, the negative goodwill arose from the acquisition of Ananda Wing On. In April 2002, the Group acquired approximately 34.58% interest in Ananda Wing On for a consideration of approximately HK$130 million and the interest was subsequently diluted to approximately 32.21% after issue of shares and repurchase of shares of Ananda Wing On.

As at 31st December, 2002, the goodwill arose from the acquisition of Dong Fang Gas. During the year, the Group acquired approximately 43.06% interest in Dong Fang Gas for a consideration of approximately HK$210 million.

Goodwill as at 31st December, 2001 mainly arose from the acquisition of Leadership Publishing in December, 2001. The amount was released to the income statement following the dilution of the Group's interest in Leadership Publishing from interest in associate to other investment.

During the year, the Group's interest in PacificNet, Inc. was diluted from approximately 29.52% to approximately 9.93% following the allotment and issue of new shares by PacificNet, Inc.. Accordingly, the interest in PacificNet, Inc. has been reclassified as other investment.

In December 2002, the Group carried out an extensive group reorganisation which resulted in the dilution of interest in Rosedale Hotel from approximately 65.56% to approximately 32.20%.

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

20. RECEIVABLES

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loan and interest receivables				
— secured *(note a)*	230,300	270,474	—	—
— unsecured *(note b)*	578,171	189,039	82,529	41,457
Receivables due from related companies *(note c)*	6	534	—	28
	808,477	460,047	82,529	41,485
Less: Allowances	(105,232)	(50,413)	—	—
	703,245	409,634	82,529	41,485
Less: Amounts due within one year and shown under current assets	(680,659)	(107,195)	(59,943)	(16,239)
Amounts due after one year	22,586	302,439	22,586	25,246

Notes:

(a) Included in secured loan and interest receivables were amounts of approximately HK$121,500,000 (2001: HK$123,491,000) and HK$108,800,000 (2001: HK$110,583,000) were amounts due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Company, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

The loan receivables carry interest at the prevailing market rate.

(b) Included in unsecured loan and interest receivables were amounts of approximately HK$103,757,000 (2001: HK$45,183,000) due from China Development Corporation Limited, a former associate of the Group.

Included in unsecured loan and interest receivables were amounts of approximately HK$40,299,000 (2001: HK$51,701,000) and approximately HK$78,193,000 (2001: nil) due from a subsidiary of an investee and associates of the Group, respectively.

The loan receivables carry interest at the prevailing market rate.

(c) Details of the receivables due from related companies are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Paul Y. - ITC Management Limited	6	24	—	—
Bob & Partners Co., Ltd. (formerly known as Star East Bob Limited)	—	160	—	—
Star East Management Services Limited	—	157	—	—
Rosedale Hotel Management Limited	—	113	—	—
Star East Holdings Limited	—	80	—	28
	6	534	—	28

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. - ITC Management Limited and Rosedale Hotel Management Limited are wholly-owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Bob & Partners Co., Ltd. are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

21. INVESTMENTS IN SECURITIES

	The Group Other investments		The Company Other investments	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed	265,931	261,403	—	—
Unlisted	46,952	73,279	9,892	18,692
	312,883	334,682	9,892	18,692
Debt securities:				
Unlisted	134,340	177,188	—	—
Club debenture	825	1,538	825	825
Total	448,048	513,408	10,717	19,517
Total and reported as:				
Listed				
Hong Kong	239,016	214,248	—	—
Elsewhere	26,915	47,155	—	—
Unlisted	182,117	252,005	10,717	19,517
	448,048	513,408	10,717	19,517
Classified under				
Current	37,363	40,000	—	—
Non-current	410,685	473,408	10,717	19,517
	448,048	513,408	10,717	19,517
Market value of listed securities	265,931	261,403	—	—

The carrying value of listed securities in Hong Kong at 31st December, 2002 included an amount of HK$11,988,250 (2001: HK$71,005,500) and HK$52,984,800 (2001: HK$60,834,000), representing 6.73% (2001: 9.16%) and 10% (2001: 10%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in the Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

In addition, following the rights issue carried out by Leadership Publishing and dilution of the Group's interest in Rosedale Hotel, the Group's interest in Leadership Publishing was changed from interest in associate to other investments. At 31st December, 2002, the market value of the Group's interests in Leadership Publishing is approximately HK$33,211,000.

The carrying value of the unlisted debt securities at 31st December, 2002 included an investment of HK$8,000,000 (2001: HK$52,585,000) in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due for redemption on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2002 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) Limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of the unlisted debt securities at 31st December, 2002 also included a promissory note of HK$2,540,000 (2001: HK$40,000,000) issued by a third party and carries interest at prevailing market rate per annum, repayable on demand and secured by shares in China Development Corporation Limited, a company listed on the Hong Kong Stock Exchange.

22. LOANS FROM/TO MINORITY SHAREHOLDERS

The Group

The amounts were unsecured, non-interest bearing and disposed of by the Group following the dilution of the Group's interest in Rosedale Hotel.

23. PROPERTIES HELD FOR SALE

The Group

Properties held for sale were carried at net realisable value.

During the year, the properties held for sale were disposed by the Group following the dilution of the Group's interest in Rosedale Hotel.

24. INVENTORIES

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Raw materials	330,660	312,952
Work in progress	21,414	19,007
Finished goods	475,670	458,329
	827,744	790,288

Included above are raw materials of HK$330,660,000 (2001: HK$312,952,000), work in progress of nil (2001: HK$19,007,000) and finished goods of HK$475,670,000 (2001: HK$458,329,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$3,052,768,000 (2001: HK$2,771,566,000).

25. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
0-90 days	387,848	330,169
90-180 days	89,724	93,564
Over 180 days	56,387	57,291
	533,959	481,024

26. CREDITORS, OTHER PAYABLES AND ACCRUED CHARGES

Included in creditors, other payables and accrued charges are creditors with the following aged analysis:

	The Group	
	2002	2001
	HK$'000	*HK$'000*
0-90 days	219,156	278,148
90-180 days	48,641	43,876
Over 180 days	109,345	75,570
	377,142	397,594
Add: Other payables and accrued charges	515,022	598,112
	892,164	995,706

27. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

		The Group		The Company	
	Notes	2002	2001	2002	2001
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Nation Cheer Investment Limited	(i)	122,702	—	122,702	—
Hanny Magnetics Limited	(i)	104,595	1,234	103,457	151
ITC Management Limited	(ii)	42,937	29,539	35	328
Paul Y. Project Management International Limited	(i)	1,879	—	1,879	—
Mass Success International Limited	(i)	71	594	71	594
Paul Y. - ITC Management Limited	(i)	—	127	—	—
Paul Y. - ITC Construction Company Limited	(i)	—	3,634	—	—
Tai Shan Paul Y. Construction Co., Ltd.	(i)	—	1,364	—	—
		272,184	36,492	228,144	1,073
Less: Amounts due within one year and shown under current liabilities		(46,155)	(36,492)	(2,115)	(1,073)
Amounts due after one year		226,029	—	226,029	—

All amounts are unsecured, carry interest at prevailing market rate. Except the payables due to Nation Cheer Investment Limited and Hanny Magnetics Limited which are repayable after one year from the balance sheet date, all remaining balances are repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly-owned subsidiary of ITC Corporation Limited, a shareholder of the Company's substantial shareholder.

28. SHARE CAPITAL

	Notes	**Number of shares**	**Value** *HK$'000*
Authorised:			
Ordinary shares of HK$0.10 each at 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(a)	(7,200,000,000)	—
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(a)	—	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(a)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001 and 2002		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(a)	(4,148,810,478)	—
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment to nominal value	(a)	—	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098
Issue of shares	(b)	92,000,000	9,200
Rights issue of shares	(c)	276,489,471	27,649
Ordinary shares of HK$0.10 each at 31st December, 2002		829,468,413	82,947

Notes:

(a) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

- Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");
- Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");
- The credit of approximately HK$414,881,000 arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;
- Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

(b) The Company issued and allotted 92,000,000 shares of HK$0.10 each in the Company to its substantial shareholders for cash at HK$0.20 each to raise additional working capital. The shares issued rank pari passu with the then existing shares in issue in all respects.

(c) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 7th August, 2002, 276,489,471 new shares of HK$0.10 each were issued by way of rights issue ("Rights Issue"), at an issue price of HK$0.15 per share, to the shareholders in the proportion of one rights share for every two existing shares held, with a bonus issue of warrants. The bonus issue of warrants was issued to the shareholders pursuant to the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.16 per share, subject to adjustment, for every five rights shares taken up. The net proceed will be used for partial payment of compensation fees to be paid by the Company for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC. Details of the above joint development project are set out in note 16.

29. WARRANTS

At 31st December, 2002, the Company had outstanding warrants conferring rights to subscribe for up to HK$26,542,989 in cash for shares. Exercise in full of these outstanding warrants would, under the share capital structure of the Company as of 31st December, 2002, result in the issue of 165,893,682 new shares of HK$0.10 each in the Company.

In accordance with the conditions attached to the warrants of the Company, each of the warrants confers rights to the registered holder to subscribe for one new share of the Company in cash at an initial subscription price of HK$0.16 per share, subject to adjustment, at any time from the date of issue to 31st December, 2003 (both days inclusive).

There were no warrants exercised during the year.

30. SHARE OPTIONS

The Company

The 1992 Scheme

In accordance with the terms of the Company's Executive Share Option Scheme adopted on 20th July, 1992 and effective for a period of ten years after the date of the scheme, the Company granted to directors and employees of the Company and its subsidiaries share options to subscribe for its ordinary shares for a consideration of HK$1 for the primary purpose of providing incentives to directors and eligible employees. The subscription price, subject to adjustment, is based on 80% of the average of the closing prices of the shares of the Company on the five trading days immediately before the options were offered. Options granted are exercisable not later than ten years after the date the options are granted. The 1992 Scheme was terminated pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 4th June, 2002.

At 31st December, 2002, the number of shares in respect of which options had been granted under the 1992 Schemes was 510,000 (2001: 376,750), representing approximately 0.061% (2001: 0.082%) of the shares of the Company in issue at that date. The total number of shares in respect of which options may be granted under the 1992 Scheme was not permitted to exceed 10% of the shares of the Company in issue excluding any share issued pursuant to the 1992 Scheme at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual was not permitted to exceed 25% of the aggregate number of shares of the Company in issue and issuable under the 1992 Scheme at any point in time, without prior approval from the Company's shareholders.

A summary of the movements of share options under the 1992 Scheme during the year is as follows:

				Number of shares under option			
Date of grant	**Exercisable period**	**Exercise price** *HK$*	*Notes*	**Outstanding at 1.1.2002**	**Surrendered/ lapsed during the year**	**Adjustment due to the Rights Issue**	**Outstanding at 31.12.2002**
21.7.1997	21.7.1998 to 20.7.2002	6.060	(i)	9,750	(9,750)	—	—
12.1.2000	18.1.2000 to 17.1.2005	3.440	(ii)	50,000	—	(50,000)	—
		3.145	(ii)	—	—	75,000	75,000
Total for directors				59,750	(9,750)	25,000	75,000
Employees							
21.7.1997	21.7.1998 to 20.7.2002	6.060	(i)	27,000	(27,000)	—	—
14.2.2000	16.2.2000 to 15.2.2005	4.050	(ii)	290,000	—	(290,000)	—
		3.702	(ii)	—	—	435,000	435,000
Total for employees				317,000	(27,000)	145,000	435,000
Grand total				376,750	(36,750)	170,000	510,000

Notes:

(i) As the options lapsed before the Rights Issue became effective, no adjustments were required to be made on the exercise price and number of options granted.

(ii) Following the Rights Issue, the exercise prices of the share options were adjusted to HK$3.145 and HK$3.702 from their initial exercise prices of HK$3.440 and HK$4.050 respectively. The number of share options was also adjusted as a result of the Rights Issue.

A summary of the movement of share options under the 1992 Scheme for the year ended 31st December, 2001 is as follows:

				Number of shares under option			
Date of grant	Exercisable period	Exercise price HK$	Notes	Outstanding at 1.1.2001	Adjustment due to share consolidation	Surrendered/ lapsed during the year	Outstanding at 31.12.2001
21.7.1997	21.7.1998 to 20.7.2002	0.606	(i)	97,500	(97,500)	—	—
		6.060	(i)	—	9,750	—	9,750
12.1.2000	18.1.2000 to 17.1.2005	0.344	(i)	1,000,000	(1,000,000)	—	—
		3.440	(i)	—	100,000	(50,000)	50,000
Total for directors				1,097,500	(987,750)	(50,000)	59,750
21.7.1997	21.7.1998 to 20.7.2002	0.606	(i)	21,550,000	(330,000)	(21,220,000)	—
		6.060	(i)	—	33,000	(6,000)	27,000
27.5.1999	27.5.1999 to 26.5.2004	0.300		25,000,000	—	(25,000,000)	—
22.11.1999	22.11.1999 to 21.11.2004	0.320	(i)	2,000,000	(2,000,000)	—	—
		3.200	(i)	—	200,000	(200,000)	—
14.2.2000	16.2.2000 to 15.2.2005	0.405	(i)	7,900,000	(2,900,000)	(5,000,000)	—
		4.050	(i)	—	290,000	—	290,000
Total for employees				56,450,000	(4,707,000)	(51,426,000)	317,000
Grand total				57,547,500	(5,694,750)	(51,476,000)	376,750

Note:

(i) Following the Capital Reorganisation, the exercise prices of the share options were adjusted to HK$6.06, HK$3.2, HK$3.44 and HK$4.05 from their initial exercise prices of HK$0.606, HK$0.32, HK$0.344 and HK$0.405 respectively.

The 2002 Scheme

On 4th June, 2002, the Company adopted a new share option scheme ("2002 Scheme") which is effective for a period of ten years for the primary purpose of providing incentives to directors and eligible employees. Under the 2002 Scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company for a consideration of HK$1. Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options granted are exercisable not later than ten years after the date the options are granted. The exercise price, subject to adjustment, is determined by the board of directors of the Company and will not be less than the highest of (i) the closing price of the Company's share on the date of options granted, (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant and (iii) the nominal value of the Company's share.

The total number of shares in respect of which options may be granted under the 2002 Scheme is not permitted to exceed the higher of 10% of the shares of the Company in issue excluding any share issued pursuant to the 2002 Scheme at any point in time, without prior approval for the Company's shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 1% of the aggregate number of shares of the Company in issue and issuable under 2002 Scheme at any point in time, without prior approval from the Company's shareholders.

There were no options granted under the 2002 Scheme.

Subsidiary

China Enterprises

Pursuant to the Executive Share Option Scheme adopted on 7th June, 1994 and effective for a period of ten years after the date of the adoption of the scheme, China Enterprises granted options to officers and employees, and directors who are also employees, of China Enterprises and its subsidiaries to subscribe for common stock in China Enterprises for a consideration of HK$1 for the primary purpose of providing incentives to officers, directors and eligible employees, subject to a maximum of 910,000 shares. Shares of common stock to be issued upon the exercise of options will be authorised and unissued shares. An independent committee (the "Committee") of China Enterprises' board of directors was formed to monitor and consider the granting of options under the scheme. The subscription price will be determined by the Committee, and will not be less than 80% of the average closing price of shares of common stock over the five trading days immediately preceding the date of offer of the option.

At 31st December, 2002, the number of shares in respect of which options had been granted under the above scheme was 20,000 (2001: 20,000), representing 0.22% (2001: 0.22%) of the share of China Enterprises in issue at that date. The total number of shares in respect of which options may be granted under the schemes is not permitted to exceed 910,000 of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the shares of China Enterprises in issue at any point in time, without prior approval from China Enterprises' shareholders.

A summary of the movements of share options under the share option scheme of China Enterprises held by employees during the year is as follows:

Exercisable period	Exercise price	Outstanding at 1.1.2001 and 31.12.2002 and 2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

There were no options granted/lapsed under the share option scheme of China Enterprises during 2001 and 2002.

31. RESERVES

	Share premium	Special capital reserve	Capital redemption reserve	Deficit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Company					
At 1st January, 2001	1,876,729	—	233	(423,602)	1,453,360
Arising from Capital Reduction	—	414,881	—	—	414,881
Net loss for the year	—	—	—	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936
Premium from issue of shares	23,024	—	—	—	23,024
Share issue expenses	(2,405)	—	—	—	(2,405)
Net loss for the year	—	—	—	(112,550)	(112,550)
At 31st December, 2002	1,897,348	414,881	233	(1,157,457)	1,155,005

The special capital reserve of the Company represents the amount arising from the Capital Reduction as described in note 28(a).

At 31st December, 2002 and 2001, the Company had no reserves available for distribution to shareholders.

32. DEFERRED TAXATION

The components of the deferred taxation (credit) charge not recognised for the year are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	(72)	393	(72)	187
Tax loss (arising) utilised	(4,563)	(109,097)	3,000	1,273
Released upon dilution of a subsidiary	38,276	—	—	—
Impairment and revaluation losses on properties	—	(476)	—	—
	33,641	(109,180)	2,928	1,460

At the balance sheet date, the components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	(5,976)	(6,166)	(455)	(527)
Unutilised tax losses	285,198	307,696	19,000	22,000
Impairment and revaluation losses on properties	—	11,333	—	—
	279,222	312,863	18,545	21,473

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

33. BANK LOANS AND OTHER BORROWINGS

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans	1,046,851	1,515,206	20,000	20,000
Obligations under finance leases *(note a)*	174	187	35	46
Bank overdrafts	23,462	—	23,462	—
Other borrowings *(note b)*	13,323	—	—	—
	1,083,810	1,515,393	43,497	20,046
Secured	181,715	672,735	—	—
Unsecured	902,095	842,658	—	—
	1,083,810	1,515,393	—	—
Repayable as follows:				
Within one year	996,861	922,272	43,473	20,011
Between one and two years	41,752	53,754	24	35
Between two and five years	45,197	24,386	—	—
Over five years	—	514,981	—	—
	1,083,810	1,515,393	43,497	20,046
Less: Amount due within one year included under current liabilities	(996,861)	(922,272)	(43,473)	(20,011)
Amount due after one year	86,949	593,121	24	35

Notes:

(a)

	Minimum lease payments				Present value of minimum lease payments			
	The Group		The Company		The Group		The Company	
	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases:								
Within one year	158	24	14	14	150	14	11	11
In the second to fifth years inclusive	32	189	33	47	24	173	24	35
	190	213	47	61	174	187	35	46
Less: Future finance charges	(16)	(26)	(12)	(15)	—	—	—	—
Present value of lease obligations	174	187	35	46	174	187	35	46
Less: Amount due within one year					(150)	(14)	(11)	(11)
Amount due after one year					24	173	24	35

The average lease term is five (2001: five) years. For the year ended 31st December, 2002, the average effective borrowing rate was 6% (2001: 5%). Interest rate is fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases contract are secured by the lessor's charge on the hired assets.

(b) The amounts carrying interest at prime rate plus 3%.

34. DEPOSITS RECEIVED

The Group

The amounts represented deposits received in connection from the pre-sale of certain properties under/held for development. The deposits would be transferred to the income statement upon the execution of the binding sale and purchase agreements.

During the year, the deposit received were disposed of by the Group following the dilution of the Group's interest in Rosedale Hotel.

35. DISPOSAL/DILUTION OF INTERESTS IN SUBSIDIARIES

	2002 *HK$'000*	2001 *HK$'000*
Net assets disposed of:		
Investment properties	28,272	84,510
Property, plant and equipment	1,479,442	189,164
Property under/held for development	140,760	—
Goodwill	121	19,909
Intangible asset	—	102,274
Interests in associates	—	19,432
Investments in securities	7,379	26,262
Loans to minority shareholders	21,408	—
Deposits paid for acquisition of subsidiaries	75,000	—
Properties held for sale	31,793	—
Inventories	46,412	197,426
Trade debtors	51,083	175,958
Receivables	43,119	—
Other receivables, deposits and prepayments	69,098	240,996
Income and other tax recoverable	3,077	—
Bank balances and cash	113,992	76,490
Creditors, other payables and accrued charges	(461,875)	(402,133)
Income and other taxes payable	(3,523)	(75)
Bank loans and other borrowings	(613,258)	(314,750)
Obligations under finance leases	(2,727)	—
Minority interests	(411,777)	(35,268)
Deposits received	(87,433)	—
Loans from minority shareholders	(375)	—
Convertible note	(66,000)	—
	463,988	380,195
Negative goodwill reserve realised	(71,028)	(25,262)
Exchange reserve realised	(2,190)	(650)
Other non-distributable reserves realised	(2,577)	(11,078)
	388,193	343,205
Gain on disposal/dilution	64,193	63,047
	452,386	406,252
Satisfied by:		
Cash	75,508	360,296
Interest in a subsidiary *(note 37(g))*	43,199	—
Other receivables	26,161	—
Interests in associates	307,518	9,556
Receivables	—	36,400
	452,386	406,252
Analysis of the net (outflow) inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries:		
Cash consideration received	75,508	360,296
Bank balances and cash disposed of	(113,992)	(76,490)
Net (outflow) inflow of cash and cash equivalents	(38,484)	283,806

The subsidiaries disposed of during the year contributed HK$298,640,000 (2001: HK$132,311,000) to the Group's turnover, and HK$42,597,000 (2001: HK$31,663,000) to the Group's loss from operations.

36. PURCHASE OF SUBSIDIARIES

During the year, the Group's purchase of subsidiaries mainly represented the acquisition of a further 65% interest in Wintime Properties Developments Limited ("Wintime") and the shareholders' loan to Wintime for a total consideration of HK$43.2 million which is satisfied by the disposal of the entire interests in another subsidiary. This acquisition has been accounted for by the acquisition method of accounting.

	2002	2001
	HK$'000	*HK$'000*
Net assets acquired:		
Investment properties	—	96,510
Property, plant and equipment	219	77,071
Interests in associates	—	19,466
Receivables	—	44,201
Investments in securities	—	54,599
Properties held for sale	51,893	83,180
Inventories	356	70,771
Trade debtors	14,219	27,304
Other receivables, deposits and prepayments	12,725	150,390
Income and other tax recoverable	—	129
Bank balances and cash	422	52,568
Creditors, other payables and accrued charges	(25,905)	(109,964)
Income and other tax payable	(193)	—
Bank loans and other borrowings	—	(104,941)
Obligations under finance leases	—	(143)
Minority interests	(1,529)	(51,738)
	52,207	409,403
Goodwill arising on acquisition	—	53,112
	52,207	462,515
Satisfied by:		
Cash	933	407,018
Interest in a subsidiary *(note 37(g))*	43,199	—
Reclassification from interest in an associate	17,440	37,032
Reclassification from amount due to an associate	(9,365)	—
Other receivables, deposits and prepayments	—	18,465
	52,207	462,515

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries:

	2002	2001
	HK$'000	*HK$'000*
Cash consideration paid	(933)	(407,018)
Bank balances and cash acquired	422	52,568
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries	(511)	(354,450)

The subsidiaries acquired during the year contributed HK$107,020,000 (2001: HK$99,967,000) to the Group's turnover, and HK$2,645,000 (2001: HK$87,730,000) to the Group's loss from operations.

37. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st December, 2002, the major non-cash transactions are as follows:

(a) As explained in note 6(c), the Group's interest in Rosedale Hotel was diluted from approximately 65.56% to approximately 32.20%. Accordingly, increase in interest in an associate of approximately HK$307,518,000 arose from the dilution of interest in Rosedale Hotel held by the Group.

(b) During the year, the Group's interest in Leadership Publishing was diluted from approximately 27.97% to approximately 19.69% following the rights issue carried out by Leadership Publishing and dilution of the Group's interest in Rosedale Hotel. Accordingly, interest in an associate of approximately HK$38,543,000 was decreased as a result of dilution of interest in Leadership Publishing.

(c) Finance lease arrangement in respect of property, plant and equipment with a capital value at the inception of the leases of approximately HK$2,727,000.

(d) Increase in other receivable, deposits and repayment of approximately HK$10,000,000 as a result of the disposal of investment properties.

(e) During the year, repayment of loan receivables of HK$286,767,000 was satisfied by the same amount of loan payables under a deed of novation dated 30th September, 2002 entered into by the Group and relevant parties.

(f) During the year, repayment of loan receivables of HK$22,928,000 was satisfied by the same amount of loan payables under four deed of assignments dated 31st December, 2002 entered into by the Group and the relevant parties.

(g) During the year, the Group acquired a further 65% interest in Wintime and the shareholders' loan to Wintime for a total consideration of HK$43.2 million which is satisfied by the disposal of the entire interests in another subsidiary.

During the year ended 31st December, 2001, the major non-cash transactions are as follows:

(a) Decrease in interests in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.

(b) Additions to interests in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of the consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Finance lease arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investments in securities of approximately HK$64,295,000 was reclassified as interests in associates following the increase of the Group's interest in the associate.

38. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Contracted for but not provided in the financial statements in respect of:				
— Land development rights	209,540	214,254	209,540	214,254
— Property, plant and equipment	137,061	18,005	—	—
— Construction in progress	15,531	10,849	—	—
— Properties under/held for development	—	26,902	—	—
— Properties under construction	—	129,393	—	—
	362,132	399,403	209,540	214,254
Authorised but not contracted for in respect of property, plant and equipment	—	35,096	—	—

39. OPERATING LEASE COMMITMENTS

The Group has made approximately HK$36,974,000 (2001: HK$17,432,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	24,899	26,429	577	992
In the second to fifth year inclusive	37,094	25,482	577	—
Over five years	155	1,678	—	—
	62,148	53,589	1,154	992

Leases are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$13,383,000 (2001: HK$11,914,000).

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Within one year	—	9,479
In the second to fifth year inclusive	—	18,633
Over five years	—	994
	—	29,106

40. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	—	—	93,145	108,243
Other guarantees issued to:				
Associates	169,635	182,302	—	—
Outsiders	780	780	780	780
	170,415	183,082	93,925	109,023

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company, and MTR for the leased properties.

41. PLEDGE OF ASSETS

(a) At 31st December, 2002, the following assets were pledged to secure credit facilities granted to the Group:

- No investment properties were pledged as at 31st December, 2002. As at 31st December, 2001, investment properties with carrying value of approximately HK$17,630,000.
- Certain property, plant and equipment with a carrying value of HK$219,532,000 (2001: HK$234,462,000).
- Bank deposits of HK$24,839,000 (2001: HK$83,520,000).
- All assets of a subsidiary of the Company with a consolidated net assets value of HK$45,746,000 (2001: Nil).

(b) At 31st December, 2002, the following assets were pledged to secure margin account credit facilities granted to the Group:

- Investment in securities with a carring value of HK$249,990,000 (2001: HK$5,244,000).
- No shares in associates were pledged as at 31st December, 2002. As at 31st December, 2001, certain shares in associates with carrying value of approximately HK$53,194,000.

The margin loan facilities amounting to HK$13,323,000 (2001: Nil) were utilised by the Group.

(c) In 2001, the Group pledged its right to receive toll fee income from the toll highway to a bank to secure the credit facilities. The pledge was released from the Group following the disposal of the Group's interest in the toll highway during the year.

42. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with related parties:

Name of company	Nature of transactions	*Notes*	2002 *HK$'000*	2001 *HK$'000*
Sing Pao Newspaper Company Limited	Loan interest income received and receivable by the Group	(a)	1,519	—
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(a)	—	37
Star East Management Limited	Loan interest income received and receivable by the Group	(b)	—	88
Lucklong	Loan interest income received and receivable by the Group	(c)	6,120	8,212
Danwei	Loan interest income received and receivable by the Group	(c)	6,834	9,171
Total Pacific Limited	Rental income received and receivable by the Group	(d)	—	280
Mass Success International Limited	Rental expenses paid and payable by the Group	(e)	835	1,109
	Building management fee paid and payable by the Group		209	277
Hanny Magnetics Limited	Management fee paid and payable by the Group	(e)	290	151
	Loan interest expense paid and payable by the Group		2,143	171
ITC Management Limited	Loan interest paid and payable by the Group	(f)	1,735	246
Paul Y. - ITC (E & M) Company Limited	Repair and maintenance fee paid by the Group	(e)	369	33
	Purchase of fixed assets by the Group		14	8
	Project management fee paid by the Group		109	—
	Consultancy fee paid by the Group		327	—
	Secondment fee paid and payable by the Group		500	—
	Mechanical and electrical service fee paid and payable by the Group		800	702
Paul Y. - ITC Construction Limited	Interest paid and payable by the Group	(e)	410	151
	Project management fee paid by the Group		550	—
Super Park Development Limited	Motor vehicles purchased by the Group	(d)	—	400
Dexiang (Taishan) Limited	Motor vehicles purchased by the Group	(b)	—	216
Cycle Company Limited and Gunnell Properties Limited	Rental expenses paid and payable by the Group	(e)	2,129	2,386

Name of company	Nature of transactions	*Notes*	2002 *HK$'000*	2001 *HK$'000*
Tung Fong Hung Investment Limited	Loan interest income received and receivable by the Group	(g)	—	105
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	(h)	—	1,826
Paul Y. Project Management International Limited	Project management fee paid by the Group	(e)	1,887	—
Paul Y. - ITC Interior Contractors Limited	Leasehold improvement paid by the Group	(e)	400	—
	Project management fee paid by the Group		39	—
Paul Y. - ITC (E & M) Contractors Limited	Management fee paid by the Group	(e)	154	—
Nation Cheer Investment Limited	Interest expense paid and payable by the Group	(e)	702	—
Paul Y. - ITC Plant Hire Limited	Hiring of plant and machinery	(e)	59	—
Millennium Target Holdings Limited	Loan interest income received and receivable by the Group	(i)	130	—
Ananda Wing On	Loan interest income received and receivable by the Group	(j)	761	—
Rosedale Hotel	Loan interest income received and receivable by the Group	(j)	280	—
Hong Kong Wing On Travel Service Limited	Air ticketing and travel service expenses paid and payable by the Group	(i)	248	—
Rosedale Hotel International Limited	Management fee paid by the Group	(k)	730	—

Notes:

(a) Sing Pao Newspaper Company Limited and Sing Pao Newspaper Management Limited are wholly-owned subsidiaries of an investee of the Group.

(b) Star East Management Limited and Dexiang (Taishan) Limited (formely known as Star East (Taishan Properties) Limited), are wholly-owned subsidiaries of Star East Holdings Limited, in which a director of the Company had beneficiary interest.

(c) Danwei and Lucklong are companies in which certain directors of the Company are the directors of Danwei and Lucklong.

(d) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(e) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. - ITC (E & M) Company Limited, Paul Y. - ITC Construction Limited, Paul Y. Project Management International Limited, Paul Y - ITC Interior Contractors Limited, Paul Y. - ITC (E & M) Contractors Limited, Nation Cheer Investment Limited, Paul Y. - ITC Plant Hire Limited, Cycle Company Limited and Gunnell Properties Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(f) ITC Management Limited is the shareholder of a Company's substantial shareholder.

(g) Tung Fong Hung Investment Limited is a former associate of the Group.

(h) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

(i) Millennium Target Holdings Limited and Hong Kong Wing On Travel Service Limited are wholly-owned subsidiaries of an associate of the Group.

(j) Ananda Wing On and Rosedale Hotel are associates of the Group.

(k) Rosedale Hotel International Limited is a subsidiary of Paul Y. - ITC Construction Limited.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 20 and 27.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

43. RETIREMENT BENEFIT SCHEME

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The Group and employees each contribute 5% of the relevant payroll costs to the Scheme.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme. The amount of contributions payable to the pension schemes are charged to the income statement.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

The total cost charged to income statements of HK$24,679,000 (2001: HK$37,050,000) represents contribution payable to these schemes by the Group in respect of the current year.

44. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) In November 2002, the Company entered into a conditional sale and purchase agreement with Sun Media Group Holdings Limited ("Sun Media"), the then third party, in connection with the disposal of 91,635,700 ordinary shares of Leadership Publishing (representing 19.56% of the then issued share capital of Leadership Publishing) and the aggregate amount of HK$3,050,000 warrants of Leadership Publishing to Sun Media together with the shareholder's loans of HK$40 million due by Leadership Publishing to the Group.

The consideration will be satisfied by (i) issuing 549,814,200 new ordinary shares in Sun Media for the shares in Leadership Publishing held by the Group, (ii) HK$1.00 for the total amount of warrants, (iii) issuing 155,048,000 new ordinary shares in Sun Media at a price of HK$0.10 per share at the expiry of two calendar years from the date of completion for the shareholder's loan of HK$15.5 million.

Pursuant to the above agreement, the remaining balances of shareholder's loan of HK$16.7 million and HK$7.8 million will be (i) waived by the Company and (ii) due and payable upon the expiry of 30 calendar months after the year end of the date of completion, respectively.

The transaction was completed after the balance sheet date and no significant gain or loss was resulted on the date of disposal.

(b) In January 2003, China Enterprises entered into a conditional sales and purchase agreement with a connected person of the Company, Ningxia Yinchuan Rubber Manufacturing, by virtue of its being a substantial shareholder of Yinchuan C.S.I., to sell its entire 51% interest in Yinchuan C.S.I. for a consideration of RMB35,000,000 (equivalent to approximately HK$33 million).

The transaction was approved by the Board of Directors pursuant to a special resolution passed at an extraordinary general meeting held on 18th February, 2003.

3. STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 30 June 2003 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Document), the China Strategic Group had outstanding borrowings of approximately HK$1,306.8 million, comprising secured bank borrowings of approximately HK$69.1 million, unsecured bank borrowings of approximately HK$974.9 million and other borrowings of approximately HK$262.8 million. The other borrowings comprise payables due to related companies of approximately HK$212.1 million, amount due to a third party of approximately HK$25.0 million, obligations under finance leases of approximately HK$0.2 million and secured margin payables of approximately HK$25.5 million. Included in the unsecured bank borrowings are amounts of approximately HK$15.1 million and HK$342.6 million which are guaranteed by a minority shareholder of a subsidiary and an associate of China Strategic, respectively.

Debt securities

As at 30 June 2003, the China Strategic Group had no debt securities.

Securities and guarantees

The secured borrowings as shown above were secured by certain property, plant and equipment of the China Strategic Group with an aggregate net book value of approximately HK$10.5 million, investment securities of approximately HK$227.1 million, bank deposits of approximately HK$22.5 million and all assets of a subsidiary of China Strategic.

Contingent liabilities

At 30 June 2003, the China Strategic Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$184.3 million, outsiders of approximately HK$113.1 million and a subsidiary of a minority shareholder of approximately HK$6.6 million.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and the litigation as set out under the section headed "Litigation" in Appendix II to this Document, the China Strategic Group did not have, at the close of business on 30 June 2003, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, obligations under hire purchases contracts or finance leases, guarantees, or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 30 June 2003.

4. MATERIAL CHANGE

The China Strategic Directors are not aware of any material change in the financial or trading position or prospect of the Group since 31 December 2002, the date to which the latest published audited financial statements of the Company were made up and up to the Latest Practicable Date.

1. RESPONSIBILITY STATEMENT

(a) This Document includes particulars given in compliance with the Listing Rules and the Takeovers Code for the purpose of giving information with regard to China Strategic Group. The information contained herein relating to China Strategic Group has been supplied by the China Strategic Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this Document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Document have been arrived at after due and careful consideration and there are no other facts not contained in this Document the omission of which would make any statement contained herein misleading.

Unless otherwise indicated, the information contained in this Document relating to the terms of the Offers, the Offerors, parties acting in concert with the Offerors, and the Offerors' intentions has been extracted or derived from the Joint Announcement, Supplemental Announcement, Offer Document, and/or other published sources and China Strategic Directors jointly and severally take full responsibility only for ensuring that such information has been correctly extracted from or is based on such published sources and that the extraction is not misleading.

2. SHARE CAPITAL, WARRANTS AND SHARE OPTIONS

The authorised and issued share capital of China Strategic as at the Latest Practicable Date were as follows:

Authorised capital:		*HK$'000*
8,000,000,000	shares of HK$0.1 each	800,000
Issued capital:		
829,468,413	shares of HK$0.1 each	82,947

All issued China Strategic Shares rank pari passu with each other in terms of capital, dividend and voting. Since 31 December 2002 and up to the Latest Practicable Date, no China Strategic Shares have been issued by China Strategic.

As at the Latest Practicable Date, China Strategic had outstanding China Strategic Warrants conferring rights to subscribe for up to HK$26,542,989.12 in cash for China Strategic Shares. Exercise in full of these outstanding China Strategic Warrants would, under the share capital structure of China Strategic as at the Latest Practicable Date, result in the issue of 165,893,682 new shares of HK$0.10 each in China Strategic.

As at the Latest Practicable Date, 75,000 China Strategic Options which confer the right to subscribe for 75,000 China Strategic Shares within the following exercise period and at the following exercise price was outstanding:

Exercise period	Date of grant	Exercise price *(HK$)*
18 January 2000 to 17 January 2005	12 January 2000	3.145

3. DISCLOSURE OF INTERESTS

(A) Interests in China Strategic

(i) *Interests of the Offerors and their concert parties in China Strategic*

Name	Number of China Strategic Shares held	Approximate % of shareholding	China Strategic Warrants
		(%)	*(HK$)*
Calisan Developments	226,690,004	27.33	3,862,872.00
Well Orient	226,690,004	27.33	3,862,872.00
Ms. Ma Wai Man, Catherine	650,000	0.08	—
Ms. Lee Li	40,000	0.005	—

(ii) *China Strategic Directors' interests in China Strategic*

As at the Latest Practicable Date, the interests or short positions of China Strategic Directors or chief executives of China Strategic in the shares, underlying shares and debentures of China Strategic or any associated corporations (within the meaning of Part XV of the SFO) which require notification to China Strategic and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which any such China Strategic Director or chief executive is taken or deemed to have under such provisions of the SFO) or which are required, pursuant to Sections 352 of the SFO, to be entered in the register maintained by China Strategic under Section 352 of the SFO or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to China Strategic and the Stock Exchange were as follows:

(a) China Strategic Shares and China Strategic Warrants

	Number of China Strategic Shares			China Strategic Warrants
	Personal interests	Family interests	Corporate interests	*(HK$)*
Dr. Charles Chan *(Note)*	—	—	226,690,004	3,862,872.00

Note: Dr. Charles Chan is deemed to be interested in 226,690,004 China Strategic Shares and China Strategic Warrants in an aggregate amount of HK$3,862,872.00 in China Strategic held by Calisan Developments by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Charles Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation. ITC Corporation owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC. Paul Y. - ITC owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan Developments. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. - ITC, Hollyfield, ITC Investment, ITC Corporation, Galaxyway, Chinaview and Dr. Charles Chan are deemed to be interested in 226,690,004 China Strategic Shares and China Strategic Warrants in an aggregate amount of HK$3,862,872.00 which are held by Calisan Developments.

(b) China Strategic Options granted under the share options scheme of China Strategic

Name of China Strategic Director	Date of grant	Exercisable period	Exercise price (HK$)	Outstanding as at the Latest Practicable Date
Ms. Chan Ling, Eva	12.01.2000	18.01.2000 to 17.01.2005	3.145	75,000

(iii) *China Strategic Directors' interests in associated corporation of China Strategic*

(a) Ananda Wing On Travel (Holdings) Limited ("Ananda")

Name	No. of shares of Ananda held	Approximate % of the issued share capital of Ananda
Dr. Charles Chan	17,280,000	0.09

(b) Dong Fang Gas Holdings Limited ("Dong Fang Gas")

Name	No. of shares of Dong Fang Gas held	Approximate % of the issued share capital of Dong Fang Gas
Dr. Charles Chan	2,520,900	0.22

Save as disclosed above, none of the China Strategic Directors or their associates have, as at the Latest Practicable Date, any interests in shares, underlying shares and debentures of China Strategic or any associated corporations (within the meaning of Part XV of the SFO) which require notification to China Strategic and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which any such China Strategic Director or chief executive is taken or deemed to have under such provisions of the SFO) or which are required, pursuant to Sections 352 of the SFO, to be entered in the register maintained by China Strategic under Section 352 of the SFO or which are required, pursuant to the Model Code for Securities Transaction by Directors of Listed Companies contained in the Listing Rules, to be notified to China Strategic or the Stock Exchange.

(iv) *Substantial shareholders' interest in the China Strategic Group*

(a) So far as is known to China Strategic Directors, the following shareholders have an interest or a short position in the shares and underlying shares in China Strategic which would fall to be disclosed to China Strategic under the provisions of Divisions 2 and 3 of Part XV of the SFO as at the Latest Practicable Date:

Name	*Note*	**Number of shares**	**Approximate % of share capital**	**China Strategic Warrants** *(HK$)*
Calisan Developments	1	226,690,004	27.33	3,862,872.00
GDL	1	226,690,004	27.33	3,862,872.00
PYITCIG	1	226,690,004	27.33	3,862,872.00
PYBVI	1	226,690,004	27.33	3,862,872.00
Paul Y. - ITC	1	226,690,004	27.33	3,862,872.00
Hollyfield	1	226,690,004	27.33	3,862,872.00
ITC Investment	1	226,690,004	27.33	3,862,872.00
ITC Corporation	1	226,690,004	27.33	3,862,872.00
Galaxyway	1	226,690,004	27.33	3,862,872.00
Chinaview	1	226,690,004	27.33	3,862,872.00
Ms. Ng Yuen Lan, Macy	2	226,690,004	27.33	3,862,872.00
Dr. Charles Chan	1	226,690,004	27.33	3,862,872.00
Well Orient	3	226,690,004	27.33	3,862,872.00
Powervote Technology Limited	3	226,690,004	27.33	3,862,872.00
Hanny Magnetics (B.V.I.) Limited	3	226,690,004	27.33	3,862,872.00
Hanny	3	226,690,004	27.33	3,862,872.00

Notes:

1. Dr. Charles Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway. Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation. ITC Corporation owns the entire interest of ITC Investment which owns the entire interest of Hollyfield. Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC. Paul Y. - ITC owns the entire interest of PYBVI which in turn owns the entire interest in PYITCIG. PYITCIG owns the entire interest in GDL which in turn owns the entire interest in Calisan Developments. Accordingly, GDL, PYITCIG, PYBVI, Paul Y. - ITC, Hollyfield, ITC Investment, ITC Corporation, Galaxyway, Chinaview and Dr. Charles Chan were deemed to be interested in 226,690,004 China Strategic Shares and China Strategic Warrants in an aggregate amount of HK$3,862,872.00 which were held by Calisan Developments.

2. Ms. Ng Yuen Lan, Macy is a spouse of Dr. Charles Chan and deemed to be interested in China Strategic Shares and China Strategic Warrants held by Calisan Developments.

3. Well Orient is wholly-owned by Powervote Technology Limited ("PTL") which is in turn owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly-owned by Hanny. PTL, Hanny Magnetics, Hanny were deemed to be interested in 226,690,004 China Strategic Shares and China Strategic Warrants in an aggregate amount of HK$3,862,872.00 which were held by Well Orient.

(b) So far as is known to China Strategic Directors, the following entities are, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the subsidiaries of China Strategic as at the Latest Practicable Date:

Name of subsidiary of China Strategic	Name of other shareholder(s)	Proportion of nominal value of issued capital/ registered capital held by: China Strategic Group	Other shareholder(s)
China Telecom International Limited	China Telecom Investment Corporation	51%	49%
雙喜輪胎工業股份有限公司 (Double Happiness Tyre Industries Corporation Limited)	太原橡膠廠 (Taiyuan Rubber Factory)	55% *(Note a)*	45%
Earnfull Industrial Limited	Wang Ming Jian	90%	10%
杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd.)	富陽市工業集團有限公司 (Fu Yang Shi Industrial Group)	51% *(Note b)*	49%
杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co., Ltd.)	杭州橡膠總廠 (Hangzhou Rubber Factory)	51% *(Note a)*	49%
MBK China Strategic Limited	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60% *(Note a)*	40%
Orion Tire Corporation	Coronada Holding Limited	60% *(Note a)*	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%

Notes:

a. These shareholdings are held by China Enterprises Limited ("China Enterprises"), which operates in China. China Strategic holds approximately 55.2% effective equity interest and approximately 88.8% effective voting interest in China Enterprises.

b. These shareholdings are held by Hangzhou Zhongce Rubber Co., Ltd.

(c) Save as disclosed above, so far as is known to China Strategic Directors, there is no other person who has an interest or a short position in the shares and underlying shares (including interests in options, if any) in China Strategic which would fall to be disclosed to China Strategic under the provisions of Division 2 and 3 of Part XV of the SFO, or, is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of China Strategic Group or any options in respect of such capital.

(B) Interests of China Strategic Directors in ITC Corporation, Paul Y. - ITC, Hanny and the Offerors

As at the Latest Practicable Date, the following China Strategic Directors were interested in the share capital of ITC Corporation as follow:

Name of director	Nature of interests	No. of ordinary shares of ITC Corporation held	Amount of convertible notes of ITC Corporation held
Dr. Charles Chan	Corporate interest *(Note 1)*	219,681,911	—
	Personal interest	—	HK$250,000,000 *(Note 2)*

Notes:

1. Galaxyway was a wholly-owned subsidiary of Chinaview which was, in turn, wholly owned by Dr. Charles Chan. Dr. Charles Chan was deemed to be interested in 219,681,911 ordinary shares held by Galaxyway.

2. On 3 March 2003, the convertible notes in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares of ITC Corporation at an initial conversion price of HK$0.30 per share, subject to adjustment, were issued to Dr. Charles Chan, as directed by Galaxyway pursuant to the redemption and subscription agreement dated 16 September 2002 under which ITC Corporation agreed to redeem the convertible notes owned by Galaxyway by the issuance of the aforesaid new convertible notes at face value.

As at the Latest Practicable Date, the following China Strategic Director was interested in the share capital of Paul Y. - ITC as follow:

Name of director	Nature of interest	No. of shares of Paul Y. - ITC held	Amount of warrants of Paul Y. - ITC held
Dr. Charles Chan	Corporate interest *(Note)*	685,220,227	—
	Personal interest	11,318,000	—
	Corporate interest *(Note)*	—	HK$46,034,370.80

Note: Dr. Charles Chan was deemed to be interested in 685,220,227 shares in Paul Y. - ITC and warrants of HK$46,034,370.80 in Paul Y. - ITC by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment. Hollyfield, a wholly-owned subsidiary of ITC Investment, owned these shares and warrants.

As at the Latest Practicable Date, the following China Strategic Directors were interested in the share capital of Hanny as follow:

Name of director	Nature of interest	Number of shares of Hanny held
Dr. Charles Chan	Corporate interest *(Note)*	45,298,813
Ms. Chan Ling, Eva	Personal interest	500

Note: Famex Investment Limited ("Famex") is a wholly-owned subsidiary of Mankar Assets Limited ("Mankar"). Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC Corporation. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC Corporation. Dr. Charles Chan owns the entire issued share capital of Chinaview. Dr. Charles Chan was deemed to be interested in 45,298,813 shares which are held by Famex.

The following China Strategic Directors are also interested in share option of Hanny:

Name of director/ chief executive	Nature of interest	Exercisable Period	Number of options	Exercise price per share *(HK$)*
Dr. Charles Chan	Personal interest	31.8.2001 to 30.8.2006	4,000,000	2.9888
Dr. Yap, Allan	Personal interest	31.8.2001 to 30.8.2006	3,250,000	2.9888
Mr. Lui Siu Tsuen, Richard	Personal interest	31.8.2001 to 30.8.2006	1,750,000	2.9888
Mr. Chan Kwok Hung	Personal interest	31.8.2001 to 30.8.2006	1,750,000	2.9888

Calisan Developments is an indirect wholly-owned subsidiary of Paul Y. - ITC. Dr. Charles Chan is deemed to have interest in Calisan Developments by virtue of his deemed interest in the shares of Paul Y. - ITC.

As at the Latest Practicable Date, and save as disclosed in section 3 headed "Disclosure of Interests" in this Appendix:

(i) none of the directors of Paul Y. - ITC, Hanny, the Offerors or their concert parties had any interest in the China Strategic Shares or China Strategic Warrants or China Strategic Options or any other convertible securities, warrants, options or derivatives in respect of China Strategic Shares;

(ii) none of the China Strategic Directors or their concert parties had any interest in the securities of ITC Corporation, Paul Y. - ITC, Hanny and the Offerors;

(iii) no subsidiaries of China Strategic, or any pension fund of China Strategic Group, owned or controlled any securities in China Strategic;

(iv) China Strategic or its subsidiaries do not own or control any securities in ITC Corporation, Paul Y. - ITC, Hanny and the Offerors; and

(v) First Shanghai and other advisers to China Strategic (including Deloitte Touche Tohmatsu, the auditors of China Strategic) do not own or control any securities in China Strategic.

4. DEALINGS

(A) Dealings in securities of China Strategic

As at the Latest Practicable Date and during the Relevant Period:

(i) Dr. Charles Chan, the chairman and chief executive officer of China Strategic, is deemed to be the substantial shareholders of Paul Y. - ITC and Hanny. The Offerors, which are indirect wholly-owned subsidiaries of Paul Y. - ITC and Hanny, notified China Strategic that they have purchased China Strategic Shares on the market during the Offer Period.

Dealing in the China Strategic Shares by the Offerors during the Relevant Period are summarised as below:

Date	Consideration per China Strategic Share	No. of China Strategic Shares acquired
9 July 2003	HK$0.10	49,665,000
11 August 2003	HK$0.139	161,680,000
12 August 2003	HK$0.139	185,000
12 August 2003	HK$0.138	197,500

Save for the above, none of the China Strategic Directors had dealt for value in any securities of China Strategic;

(ii) no subsidiaries of China Strategic, fund manager (other than exempt fund managers) connected with China Strategic or any pension fund of China Strategic Group, held or had dealt for value in any securities of China Strategic;

(iii) no person had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Offerors, China Strategic or any person who is an associate of China Strategic by virtue of classes (1), (2), (3) and (4) of the definition of the "associate" under the Takeovers Code acting in concert with China Strategic;

(iv) none of First Shanghai and other advisers to China Strategic (including Deloitte Touche Tohmatsu) held or had dealt for value in any securities of China Strategic; and

(v) no fund manager connected with China Strategic dealt for value in any securities of China Strategic.

(B) Dealing in securities of ITC Corporation, Paul Y. - ITC, Hanny and the Offerors

None of China Strategic or China Strategic Directors has dealt for value in the shares or any other convertible securities of ITC Corporation, Paul Y. - ITC, Hanny and the Offerors during the Relevant Period and as at the Latest Practicable Date, other than as set out below:

Dealing by Dr. Charles Chan in shares of Paul Y. - ITC during the Relevant Period:

Date	Number of shares of Paul Y. - ITC acquired	Nature of interest	Consideration per share *(HK$)*
08/01/03	500,000	Corporate interest *(Note 1)*	0.280
09/01/03	900,000	Corporate interest *(Note 1)*	0.275-0.280
10/01/03	160,000	Corporate interest *(Note 1)*	0.275

Date	Number of shares of Paul Y. - ITC acquired	Nature of interest	Consideration per share (HK$)
15/01/03	274,000	Corporate interest *(Note 1)*	0.280
16/01/03	40,000	Corporate interest *(Note 1)*	0.275
17/01/03	294,000	Corporate interest *(Note 1)*	0.275
21/01/03	70,000	Corporate interest *(Note 1)*	0.280
22/01/03	6,000	Corporate interest *(Note 1)*	0.280
23/01/03	2,000	Corporate interest *(Note 1)*	0.280
30/01/03	500,000	Corporate interest *(Note 1)*	0.280
06/02/03	270,000	Corporate interest *(Note 1)*	0.280
07/02/03	938,000	Corporate interest *(Note 1)*	0.280
11/02/03	850,000	Corporate interest *(Note 1)*	0.280-0.285
18/02/03	18,000	Corporate interest *(Note 1)*	0.250
24/02/03	122,000	Personal interest	0.255-0.270
25/02/03	480,000	Personal interest	0.270
26/02/03	280,000	Personal interest	0.270
27/02/03	700,000	Personal interest	0.275-0.280
28/02/03	700,000	Personal interest	0.275
03/03/03	340,000	Personal interest	0.270
04/03/03	170,000	Personal interest	0.270-0.275
05/03/03	640,000	Personal interest	0.275-0.280
06/03/03	100,000	Personal interest	0.270
07/03/03	180,000	Personal interest	0.270
10/03/03	220,000	Personal interest	0.270
11/03/03	428,000	Personal interest	0.265-0.270
12/03/03	130,000	Personal interest	0.265-0.270
13/03/03	400,000	Personal interest	0.270
14/03/03	20,000	Personal interest	0.265
17/03/03	304,000	Personal interest	0.265
18/03/03	102,000	Personal interest	0.265
20/03/03	150,000	Personal interest	0.270
21/03/03	250,000	Personal interest	0.270
21/03/03	8,962,639	Corporate interest *(Note 1 & 2)*	0.24605
24/03/03	292,000	Personal interest	0.255-0.265
25/03/03	1,552,000	Personal interest	0.255-0.265
26/03/03	992,000	Personal interest	0.250-0.255
28/03/03	22,000	Personal interest	0.255
31/03/03	50,000	Personal interest	0.255
01/04/03	200,000	Personal interest	0.255
03/04/03	2,000	Personal interest	0.255
07/04/03	18,000	Personal interest	0.255
09/04/03	380,000	Personal interest	0.255
10/04/03	500,000	Personal interest	0.250-0.255
11/04/03	200,000	Personal interest	0.248
14/04/03	594,000	Personal interest	0.246-0.248
15/04/03	400,000	Personal interest	0.246-0.247
16/04/03	400,000	Personal interest	0.246
	25,102,639		

Notes:

(1) Dealings in Paul Y. - ITC shares by Dr. Charles Chan through his deemed interest in Hollyfield (an indirect wholly-owned subsidiary of ITC Corporation) during the Relevant Period.

(2) Hollyfield, an indirect wholly-owned subsidiary of ITC Corporation, has been allotted 8,962,639 shares of Paul Y. - ITC on 21 March 2003 at HK$0.24605 per Paul Y. - ITC share pursuant to a circular of Paul Y. - ITC dated 24 February 2003 relating to scrip dividend scheme in relation to interim dividend for the six months ended 30 September 2002.

5. MATERIAL CONTRACTS

The following contracts (not being contracts entered into the ordinary course of business) have been entered into by China Strategic or members of China Strategic Group after the date in two years immediately preceding the date of the Joint Announcement up to the Latest Practicable Dates and are or may be material:

a. an agreement dated 24 September 2001 entered into between Expert Solution Limited ("Expert Solution"), now an indirect wholly-owned subsidiary of the Company, as vendor and Leadership Publishing Group Limited ("Leadership") (formerly known as Sing Pao Media Group Limited with the stock code of 8010) as purchaser in respect of the disposal of the entire issued share capital of and assignment of shareholder loan due from Actiwater Resources Limited by Expert Solution to Leadership for the consideration of HK$210 million. Completion of the transaction took place in December 2001;

b. a subscription agreement dated 1 February 2002 entered into between Million Good Limited ("Million Good"), a wholly-owned subsidiary of China Enterprises Limited ("CEL") which is a non-wholly owned subsidiary of the Company, as subscriber, Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), now an associate company of the Company, Chan Yeuk Wai and CEL as subscriber guarantor in respect of the subscription of 4,800,000,000 shares in Ananda Wing On at an initial subscription price of HK$0.027 per share by Million Good for a consideration of HK$129,600,000. CEL is a company owned as to approximately 55.2% effective equity interest and approximately 88.8% effective voting interest by the Company. Completion of the transaction took place in April 2002. Further details of the transaction are set out in the announcement dated 8 February 2002;

c. a subscription agreement dated 1 February 2002 entered into between Ananda Wing On, CEL as subscriber and Hounslow Limited in respect of the subscription of convertible note in the amount of HK$120,000,000 attaching with conversion rights to convert the note into shares of Ananda Wing On at the initial conversion price of HK$0.032 per share by CEL. Completion of the transaction took place in April 2002. Further details of the transaction are set out in the announcement dated 8 February 2002;

d. an underwriting agreement dated 14 March 2002 entered into between Well Orient and the Company in relation to a rights issue of two rights shares for every one then existing share held on 4 June 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the Company were voted down at the extraordinary general meeting of the Company held on 4 June 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

e. an underwriting agreement dated 14 March 2002 entered into between Calisan Developments and the Company in relation to a rights issue of two rights shares for every one then existing share held on 4 June 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the Company were voted down at the extraordinary general meeting of the company held on 4 June 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

f. a subscription agreement dated 4 June 2002 (as supplemented by two letter agreements dated 15 August 2002 and 29 August 2002 respectively) entered into between the Company as the subscriber and Dong Fang Gas Holdings Limited ("Dong Fang Gas") (formerly known as Companion Building Material International Holdings Limited), now an associated company of the Company, in relation to the subscription for 500,000,000 consolidated shares in Dong Fang Gas at a total subscription price of HK$200,000,000. Completion of the transaction took place in September 2002. Further details of the transaction are set out in the joint announcement dated 7 June 2002;

g. a subscription agreement dated 6 June 2002 entered into among the Company, Calisan Developments and Well Orient as subscribers, whereby each of Calisan Developments and Well Orient agreed to subscribe for 50% of the shares of the Company placed under the placing agreement dated 6 June 2002, entered into among Calisan Developments, Well Orient and Tai Fook Securities Company Limited subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share, which amounts to a maximum total consideration of HK$9.2 million and HK$9.2 million respectively. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7 June 2002;

h. a project management services agreement dated 9 July 2002 entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. - ITC, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9 July 2002;

i. the underwriting agreement dated 15 July 2002 entered into among the Company, BNP Paribas Peregrine Securities Limited ("BNP"), Kingston Securities Limited ("Kingston"), Calisan Developments, Well Orient and Mr. Lien Kait Long in relation to a rights issue of one rights share for every two existing shares held on 7 August 2002. Completion of the transaction took place in August 2002. BNP and Kingston will receive a commission of 2.5% of the total issue price of the rights shares. Further details of the transaction are set out in the announcement dated 15 July 2002;

j. a debt restructuring agreement dated 21 August 2002 entered into among the Company, China Development Corporation Limited ("CDC"), a company incorporated in Hong Kong with limited liabilities the shares of which are listed on the Stock Exchange, and Grand Orient Limited ("Grand Orient"), a wholly-owned subsidiary of the Company whereby (i) the Company had conditionally agreed on completion to grant a new loan facility to CDC of amount up to approximately HK$48.6 million; (ii) Grand Orient has agreed on completion to grant indulgence to CDC in respect of the repayment of all and any sums in the amount of approximately HK$55.9 million (whether the principal, interest accrued thereon or otherwise) which are due and payable by CDC to Grand Orient under five loan agreements entered into by CDC as borrower and Grand Orient as lender. The completion of the debt restructuring agreement is conditional upon, among other things, (i) the completion of a sale and purchase agreement dated 21 August 2002 entered into between CDC, as vendor, and Dr. Albert Hong Hin Kay ("Dr. Hong"), a director of Sum Cheong Corporation Pte Ltd. ("Sum Cheong") as purchaser whereby Dr. Hong has agreed to purchase 58,000,000 ordinary shares of Sum Cheong and (ii) the issue of an exchangeable note by Sum Cheong to CDC whereby CDC shall be entitled to exchange into 50% equity interest in CP-Sum Cheong (China) Pte Ltd. Completion of the transaction took place in October 2002;

k. a conditional sale and purchase agreement (the "S&P Agreement") dated 23 November 2002 entered into between the Company, Hanny and Star East Holdings Limited ("Star East") as vendors and Sun Media Group Holdings Limited ("Sun Media") as purchaser in relation to the disposal of 91,635,700 Leadership shares (the "Sale Shares"), Leadership warrants in the aggregate amount of HK$3,050,000 (the "Sale Warrants") and the shareholder's loan in the amount of HK$15,504,800 (the "Sale Loan") being part of the remaining indebtedness owed by the Leadership group to Glory Dynamic Limited ("Glory Dynamic"), a wholly-owned subsidiary of the Company, upon completion of the S&P Agreement. Sun Media settled the consideration for the Sale Shares by issuing 549,814,200 new Sun Media shares to the Company (or its nominee) and that for the Sale Warrants in cash of HK$1.00 on completion, and the consideration of the Sale Loan should be satisfied by Sun Media issuing 155,048,000 new Sun Media shares to the Company (or as it may direct) at the price of HK$0.10 per Sun Media shares at the expiry of two calendar years from the date of completion. Completion of the transaction took place in January 2003. Further details of the transaction are set out in the announcement dated 9 December 2002;

l. a deed of settlement (the "Deed of Settlement") dated 24 January 2003 entered into among Glory Dynamic, Genius Ideas Limited, Star East Management Limited, Star East, Sing Pao Newspaper Company Limited ("Sing Pao Newspaper") and Leadership relating to certain settlement and waiver of shareholders' loans in the amount of HK$40 million owing by Leadership (and/or its subsidiaries) to, among others, Glory Dynamic and variation of the terms of such loans in accordance with the terms and condition stated in the Deed of Settlement. Further details of the transaction are set out in the announcement dated 9 December 2002;

m. an assignment deed (the "Deed of Assignment") dated 24 January 2003 entered into, among Sing Pao Newspaper, Sun Media and Glory Dynamic whereby Glory Dynamic agreed to sell and assign to Sun Media and Sun Media agreed to purchase and take an assignment from Glory Dynamic the full rights, title, benefits and interests of Glory Dynamic in and to the Sale Loan in the amount of HK$15,504,800 on the terms set out in the Deed of Assignment. Further details of the transaction are set out in the announcement dated 9 December 2002;

n. a conditional sale and purchase agreement dated 8 January 2003 entered into between CEL as the vendor and Ningxia Yinchuan Rubber Manufacturing as the purchaser in relation to the proposed disposal of 51% entire equity interests in Yinchuan C.S.I. (Greatwall) Rubber Company Limited held by CEL for the consideration of Rmb35,000,000.00 (equivalent to approximately HK$33 million). Completion of transaction took place in February 2003. Further details of the transaction are set out in the announcement dated 9 January 2003;

o. an agreement dated 15 June 2003 entered into between CEL as the vendor and Hangzhou Industrial & Commercial Trust & Investment Co., Ltd. as the purchaser in relation to the proposed disposal of 25% equity interests in Hangzhou Zhongce Rubber Co., Ltd. hold by CEL for the consideration of Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00). Further details of the transaction are set out in the announcement dated 17 June 2003; and

p. a deed of settlement dated 25 July 2003 entered into among the Company, CDC and Grand Orient for the purpose of discharging and releasing each others from all their respective obligations and liabilities under all indebtedness for the amount of approximately HK$52.4 million as at 31 March 2003 owing by CDC to Grand Orient up to the payment of HK$20 million.

6. SERVICE CONTRACTS

There are no China Strategic Directors' service agreements in force with any member of the China Strategic Group or any associated company of China Strategic which have more than 12 months to run nor had any China Strategic Director entered into or amended any service contract with any member of the China Strategic Group or any associated company of China Strategic within the six months preceding 8 June 2003, the date of the commencement of the Offer Period.

7. LITIGATION

As at the Latest Practicable Date, neither China Strategic nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the China Strategic Directors to be pending or threatened against China Strategic or any other members of China Strategic Group.

8. MISCELLANEOUS

(a) No benefit will be given to any China Strategic Director as compensation for loss of office or otherwise in connection with the Offers.

(b) As at the Latest Practicable Date, there is no agreement, arrangement or understanding exists between any of the China Strategic Directors and any other person which is conditional on or dependent upon the outcome of the Offers or otherwise connected therewith.

(c) As at the Latest Practicable Date, there is no material contract entered into by the Offerors in which any China Strategic Director has a material personal interest.

(d) Ms. Chan Ling, Eva (the holder of China Strategic Options) has undertaken to the Offerors that she will accept the Option Offer. Such undertaking will be ceased if the Offers lapse. Ms. Chan Ling, Eva does not have any interest in the China Strategic Shares and/or China Strategic Warrants.

(e) Save as Dr. Charles Chan and Ms. Chan Ling, Eva, no directors of China Strategic has beneficial holdings in any securities of China Strategic.

9. CONSENT AND QUALIFICATION

The following are the qualifications of the experts which have given their opinion or advices which are contained in this Document.

Expert	Qualification
First Shanghai	a deemed Licensed Corporation for type 6 regulated activity (advising on corporate finance) under the SFO
Deloitte Touche Tohmatsu	Certified Public Accountants

Each of First Shanghai and Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this Document with the inclusion of and references to its name and letter or report in the form and context in which they respectively appear.

10. GENERAL

(a) The directors of China Strategic are Dr. Charles Chan, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva, Mr. Chan Kwok Hung (alternate to Dr. Charles Chan), Mr. Lui Siu Tsuen, Richard (alternate to Dr. Yap, Allan), Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes.

(b) The secretary of China Strategic is Ms. Chan Yan Yan, Jenny, Chartered Secretary.

(c) The share and warrant registrar of China Strategic is Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this Document shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of China Strategic at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during the Offer Period:

(a) the memorandum of association and the bye-laws of China Strategic;

(b) the annual reports of each of the two years ended 31 December 2002;

(c) the letter of advice from First Shanghai;

(d) the letter from the Independent Director;

(e) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix;

(f) the written consents referred to in the paragraph headed "Consent" in this appendix; and

(g) the undertaking by Ms. Chan Ling, Eva referred to in the paragraph headed "Miscellaneous" in this appendix.

此乃要件　請即處理

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中策集團有限公司之股份及／或認股權證，應立即將本文件送交買主或承讓人，或送交經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(於香港註冊成立之有限公司)

致獨立中策股東、
獨立中策認股權證持有人及中策購股權持有人
之推薦建議
乃關於

滙富證券有限公司
代表
Calisan Developments Limited及威倫有限公司
(分別為保華德祥建築集團有限公司及
錦興集團有限公司
之間接全資附屬公司)
提出無條件現金收購建議，
收購全部已發行中策股份及尚未行使中策認股權證
(收購人及與彼等一致行動人士
現時擁有之中策股份及中策認股權證除外)，
及註銷所有尚未行使中策購股權

獨立董事之獨立財務顧問

First Shanghai Group

第一上海融資有限公司

載有獨立董事就該等收購建議作出之推薦建議之函件載於本文件第13頁。

載有第一上海融資有限公司就該等收購建議向獨立董事提供之意見之函件載於本文件第14至第28頁。

二零零三年八月二十六日

目　　錄

頁次

預期時間表

二零零三年

接納該等收購建議之最後時間及日期	九月九日星期二下午四時正
截止日期(附註1)	九月九日星期二
於聯交所網站公佈該等收購建議之結果	九月九日星期二下午七時正
於報章公佈該等收購建議之結果	九月十日星期三
根據該等收購建議就所接獲之該等收購建議有效接納申請寄出款項之最後日期(附註2)	九月十九日星期五

附註：

1. 該等收購建議已成為無條件，並將於二零零三年九月九日星期二截止，除非收購人根據收購守則之規定修訂或延長該等收購建議則另作別論。收購人保留將該等收購建議延長至其可能決定日期之權利。收購人將於截止日期下午七時正之前通過聯交所網站發表公佈，説明該等收購建議是否已屆滿，或就該等收購建議之任何延長説明下一個截止日期或該等收購建議將繼續有效直至另行通知為止。有關公佈將於其後下一個營業日於報章重新刊發。倘收購人決定延長該等收購建議，則須於該等收購建議截止前向尚未接納該等收購建議之中策股東及中策認股權證持有人發出不少於十四日之書面通知。

2. 有關根據該等收購建議提交之中策股份、中策認股權證及中策購股權之款項將於過戶登記處或中策(視情況而定)接獲所有有關文件，而該等收購建議之有關接納申請由此成為完整並有效當日之後十日內，以普通郵遞方式寄發予有關中策股東、中策認股權證持有人及中策購股權持有人，郵誤風險概由有關人士承擔。

本文件內所載之所有時間均指香港時間。

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「年報」	指	中策之年報，當中載有中策截至二零零二年十二月三十一日止財政年度之已刊登經審核財務報表
「聯繫人」	指	具有上市規則所賦予之定義
「Calisan Developments」	指	Calisan Developments Limited，一間於英屬處女群島註冊成立之有限公司，為保華德祥之間接全資附屬公司
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統
「中策」或「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其證券於聯交所上市
「中策董事會」	指	中策之董事會
「中策董事」	指	中策之董事
「中策集團」	指	中策及其附屬公司
「中策購股權」	指	中策根據於一九九二年七月二十日採納之購股權計劃所授出之購股權
「中策購股權持有人」	指	中策購股權之持有人
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策股東」	指	中策股份之持有人
「中策認股權證」	指	中策之認股權證，附有權利可由二零零二年八月二十九日起至二零零三年十二月三十一日止(包括該日)，隨時按認購價每股中策股份0.16港元，認購165,893,682股中策股份
「中策認股權證持有人」	指	中策認股權證之持有人
「截止日期」	指	二零零三年九月九日，或倘該等收購建議延長，則指收購人根據收購守則延長該等收購建議之截止日期
「本文件」	指	中策根據收購守則之條文於二零零三年八月二十六日刊發之本回應文件
「陳國強博士」	指	陳國強博士，德祥企業、錦興、保華德祥及中策之主席兼執行董事

「執行理事」	指	證監會企業融資部之執行理事或由執行理事委派之任何代表
「第一上海」	指	第一上海融資有限公司，為從事根據證券及期貨條例第6類受規管活動(就企業融資提供意見)之視作持牌法團，並為獨立董事就該等收購建議之獨立財務顧問
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立中策股東」	指	收購人及彼等之一致行動人士以外之中策股東
「獨立中策認股權證持有人」	指	收購人及彼等之一致行動人士以外之中策認股權證持有人
「獨立董事」	指	中策董事會正式委任中策獨立非執行董事卜思問先生，以就該等收購建議向獨立中策股東、獨立中策認股權證持有人及中策購股權持有人提供意見
「獨立第三者」	指	與中策或其任何附屬公司之董事、主要行政人員或主要股東或彼等之任何聯繫人概無關連，以及並非彼等之一致行動人士之該等人士
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「聯合公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議作出之聯合公佈
「滙富融資」	指	滙富融資有限公司，滙富証券之同集團附屬公司，為從事根據證券及期貨條例第4類(就證券提供意見)、第6類(就企業融資提供意見)及第9類(資產管理)受規管活動之視作持牌法團，並為錦興及保華德祥就該等收購建議之財務顧問

「滙富証券」	指	滙富証券有限公司，滙富融資之同集團附屬公司，為從事根據證券及期貨條例第1類(買賣證券)、第4類(就證券提供意見)、第6類(就企業融資提供意見)、第7類(提供自動化交易服務)及第9類(資產管理)受規管活動之視作持牌法團
「最後實際可行日期」	指	二零零三年八月二十三日，即本文件付印前為確認本文件所載若干資料之最後實際可行日期
「持牌法團」	指	屬於證券及期貨條例「持牌法團」定義所界定之人士
「上市規則」	指	聯交所之證券上市規則
「收購建議文件」	指	收購人於二零零三年七月二十九日刊發之文件，當中載有有關該等收購建議詳情及隨附由收購人於同日寄發之接納表格及放棄表格
「收購建議期間」	指	由二零零三年七月八日星期二(即刊登載列(其中包括)該等收購建議之詳情之聯合公佈之日)起至截止日期為止之期間
「收購人」	指	Calisan Developments及威倫
「該等收購建議」	指	股份收購建議、認股權證收購建議及購股權收購建議
「購股權收購建議」	指	根據收購建議文件所載之條款及條件，以每份中策購股權0.001港元之價格提出無條件現金收購建議，以註銷所有尚未行使中策購股權
「保華德祥」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券於聯交所上市
「保華德祥集團」	指	保華德祥及其附屬公司
「中國」	指	中華人民共和國，就本文件而言，不包括香港、中華人民共和國澳門特別行政區及台灣
「過戶登記處」	指	中策之股份及認股權證過戶登記處，標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下
「有關期間」	指	由聯合公佈刊發日期前六個月之日期起計直至最後實際可行日期為止之期間

「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份收購建議」	指	根據收購建議文件所載之條款及條件，以每股中策股份0.139港元之價格提出無條件現金收購建議，以收購中策之全部已發行股份(不包括收購人及彼等之一致行動人士現時擁有之中策股份)
「聯交所」	指	香港聯合交易所有限公司
「補充公佈」	指	德祥企業、錦興、保華德祥及中策於二零零三年七月二十一日就該等收購建議聯合發表之公佈
「收購守則」	指	香港公司收購及合併守則
「認股權證收購建議」	指	根據收購建議文件所載之條款及條件，以每份中策認股權證0.001 港元之價格提出無條件現金收購建議，以收購全部尚未行使之中策認股權證(不包括收購人及彼等之一致行動人士現時擁有之中策認股權證)
「威倫」	指	威倫有限公司，一間於香港註冊成立之有限公司，為錦興之間接全資附屬公司
「港元」	指	香港法定貨幣港元

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

執行董事：
陳國強博士(主席兼行政總裁)
Yap, Allan博士(副主席)
李華健先生(副董事總經理)
周美華女士
陳玲女士

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

替任董事：
陳國鴻先生(陳國強博士之替任董事)
呂兆泉先生(Yap, Allan博士之替任董事)

獨立非執行董事：
卜思問先生
馮蘊瑤女士

敬啟者：

無條件現金收購建議

緒言

本函件提述德祥企業、錦興、保華德祥及中策於二零零三年七月八日就該等收購建議發表之聯合公佈，據此，收購人宣佈提出自願性有條件現金收購建議，分別按每股中策股份0.10港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(收購人及彼等之一致行動人士已擁有之中策股份及中策認股權證除外)，以將收購人於中策之股權總額，增至佔中策已發行股本逾50%，滙富証券已獲收購人委任，按不高於每股中策股份0.10港元之價格於市場上收購中策股份。於二零零三年七月九日，滙富証券(代表收購人)按每股中策股份0.10港元之價格，於公開市場上購買49,665,000股中策股份，佔中策已發行股本5.98%。於二零零三年七月九日購買股份後，收購人及彼等之一致行動人士合共擁有291,675,000股中策股份，佔中策已發行股本約35.16%，因此，根據收購守則第26條，於自願性收購建議之收購建議期間內觸發強制性收購建議。

於二零零三年七月二十一日，收購人已知會中策，股份收購建議之收購價將會由每股中策股份0.10港元增至0.139港元。收購人將會透過滙富証券提出一項強制性有條件現金收

購建議，分別以每股中策股份0.139港元及每份中策認股權證0.001港元之價格收購中策股份及中策認股權證(由收購人及與收購人一致行動之人士現時擁有之中策股份及中策認股權證除外)，及以按每份中策購股權0.001港元之價格註銷所有尚未行使中策購股權。

除於二零零三年七月九日收購49,665,000股中策股份外，收購人亦於二零零三年八月十一日按每股中策股份0.139港元之價格，共同收購161,680,000股中策股份，相當於中策投票權之19.49%。收購人於二零零三年八月十一日收到有關77,510股中策股份之股份收購建議有效接納，收購人及彼等之一致行動人士持有453,432,510股中策股份，相當於中策於二零零三年八月十一日之投票權之54.67%，因此，該等收購建議受其限制之條件已達成及該等收購建議已於二零零三年八月十一日成為無條件。

中策獨立非執行董事卜思問先生已獲委任，就該等收購建議之條款是否公平合理及符合獨立中策股東、獨立中策認股權證持有人及中策購股權持有人之利益而言，向獨立中策股東、獨立中策認股權證持有人及中策購股權持有人提供意見。基於下列原因，其他中策董事於該等收購建議中未被視為獨立人士：

1. 陳國強博士為中策之主席兼行政總裁，被視為是中策之主要股東。陳國強博士是德祥企業、保華德祥及錦興各自之主席，亦被視為德祥企業、保華德祥及錦興各自之主要股東。陳國強博士於德祥企業發行之可換股票據及錦興之4,000,000份購股權中擁有權益；

2. Yap, Allan博士為中策之副主席兼執行董事，是錦興之董事總經理及威倫之董事。Yap博士亦於錦興之3,250,000份購股權中擁有權益；

3. 李華健先生為中策之副董事總經理，為一名受薪董事；

4. 周美華女士為中策之執行董事，是德祥企業之董事總經理及保華德祥之執行董事，以及Calisan Developments之董事；

5. 陳玲女士為中策之執行董事，為一名受薪董事，亦於75,000份中策購股權中擁有權益。陳女士亦於500股錦興股份中擁有權益；

6. 陳國鴻先生(陳國強博士之替任董事)為錦興及德祥企業之執行董事。陳先生於錦興之1,750,000份購股權中擁有權益。陳先生為陳國強博士之胞弟；及

7. 呂兆泉先生(Yap, Allan博士之替任董事)為錦興之副董事總經理及威倫之董事。呂先生亦於錦興之1,750,000份購股權中擁有權益。

8. 馮蘊瑤女士為中策之獨立非執行董事，於過去兩年內，分別擔任i)中策之聯營公司珀麗酒店集團有限公司；以及ii)保華德祥之兩家聯營公司(保華德祥分別持有彼等之已發行股本45%及50%)之法律顧問。

第一上海已獲委任就該等收購建議向獨立董事提供意見。

本文件旨在為　閣下提供(其中包括)有關中策集團之資料及獨立董事就該等收購建議之推薦建議，及第一上海就該等收購建議向獨立董事提供之意見。

該等收購建議

滙富証券根據收購守則，代表收購人提出一項無條件現金收購建議，以收購中策全部已發行股份及尚未行使中策認股權證(收購人及與彼等一致行動人士已擁有之中策股份及中策認股權證除外)，及以註銷所有尚未行使中策購股權，乃根據以下之基準：

每股中策股份......**現金0.139港元**

每份中策認股權證......**現金0.001港元**

註銷每份中策購股權......**現金0.001港元**

中策已向中策執行董事陳玲女士發行購股權，根據購股權計劃可按認購價每股中策股份3.145港元認購最多達75,000股中策股份。中策購股權現時為價外。此外，每股中策股份之價格大幅低於中策購股權之認購價，及該等中策購股權為不可出讓及不可轉讓。經計及上述因素後，根據收購守則，滙富証券代表收購人向該名中策購股權持有人提出收購建議，建議其交出中策購股權，藉此以0.001港元註銷每份尚未行使之中策購股權。於二零零三年七月八日，陳玲女士已向收購人承諾，其於收購建議期間內將不會行使中策購股權。

收購人亦已知會中策，於收購建議期間結束之前，滙富証券(代表收購人)將按不高於每股中策股份0.139港元之價格在市場上收購其他中策股份。

向註冊地址為香港以外司法管轄權區之人士提呈該等收購建議，或會受到有關司法管轄權區之法律影響。中策股東、中策認股權證持有人及中策購股權持有人若為香港以外司法管轄權區之公民或居民或國民，應自行了解及遵守任何適用法律規定。倘該人士欲接納該等收購建議，則其有責任全面遵守有關司法管轄權區內關於該等收購建議之法律，包括取得政府或其他必需同意，或遵從其他必要手續及支付該司法管轄權區所定之任何過戶款項或其他應付稅項。

根據該等收購建議，接納股份收購建議及／或認股權證收購建議須支付之賣方從價印花稅(每1,000港元須繳納1.00港元，不足1,000港元之代價亦須繳納1.00港元)將由接納股份收購建議及／或認股權證收購建議之中策股東及／或中策認股權證持有人支付，將從接納股份收購建議及／或認股權證收購建議應支付之代價中扣除，並由收購人支付。

該等收購建議之其他條款及條件(包括接納及放棄手續)，載於收購建議文件、接納表格及放棄表格內。

有關收購人之資料

有關Calisan Developments及保華德祥之資料

Calisan Developments為其中一名收購人，為於一九九一年五月二日在英屬處女群島註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，Calisan Developments直接持有226,690,004股中策股份(佔中策已發行股本約27.33%)及24,142,950份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。Calisan Developments為保華德祥之間接全資附屬公司。

保華德祥集團之主要業務包括建築、土木工程、專項工程、物業發展及投資，以及製造及買賣建築材料。其業務主要集中於香港和中國。德祥企業實益擁有保華德祥約64.46%權益。

有關威倫及錦興之資料

威倫為其中一名收購人，於二零零零年八月二十一日在香港註冊成立之有限公司，及為一家投資控股公司。於最後實際可行日期，威倫及其一致行動人士直接持有227,380,004股中策股份(佔中策已發行股本約27.41%)及24,142,950份中策認股權證(佔全部尚未行使中策認股權證約14.55%)。威倫為錦興之間接全資附屬公司。

錦興集團之主要業務包括買賣電腦相關產品及消費電子產品。錦興亦從事買賣證券及投資資訊科技業務。德祥企業實益擁有錦興約28.26%權益。

收購人對中策之意向

該等收購建議本身將不會導致中策集團或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用中策僱員(包括董事)出現任何變動。

收購人已知會中策，於該等收購建議結束後，收購人無意重新調配中策集團之固定資產，彼等計劃繼續進行中策集團之現有業務。此外，收購人亦無意於緊隨該等收購建議完成後向中策集團注入任何資產或業務及／或出售任何中策集團資產或業務。中策滿意該等安排。

於該等收購建議期間將由滙富証券代表收購人收購之中策股份及中策認股權證，將以相等比例分派予收購人。為確保於該等收購建議後中策股份及中策認股權證不少於25%將由公眾人士持有，收購人將盡快減持彼等於中策之權益。於該等收購建議及減持後，中策將成為錦興及保華德祥之聯營公司。

下圖概列緊接刊登補充公佈前及於全面接納該等收購建議後，中策之股權架構：

於刊登補充公佈前：


陳國強博士
34.82%
德祥企業
(372－香港)
1.06%
28.26%
64.46%
收購人之
一致行動人士
錦興
(275－香港)
保華德祥
(498－香港)
公眾人士
0.08%(附註2)
17.54%(附註1)
17.54%(附註1)
64.84%
中策
(235－香港)

全面接納該等收購建議後但於收購人減持彼等於中策之權益前：


陳國強博士
34.82%
1.06%
德祥企業
(372－香港)
28.26%
64.46%
收購人之一致行動人士
錦興
(275－香港)
保華德祥
(498－香港)
0.08%（附註2）
49.96%
49.96%
中策
(235－香港)

於全面接納該等收購建議及收購人減持彼等於中策之權益後：


陳國強博士
34.82%
1.06%
德祥企業
(372－香港)
28.26%
64.46%
收購人
之一致行動人士
錦興
(275－香港)
保華德祥
(498－香港)
公眾人士
0.08%（附註2）
37.46%
37.46%
25%
中策
(235－香港)

附註：

1. 在收購建議期間於二零零三年七月八日開始前，收購人擁有合共241,320,000股中策股份之權益，相當於中策已發行股本29.1%。於二零零三年七月九日，收購人已於市場上購買49,665,000股中策股份，相當於中策已發行股本之5.98%。於二零零三年七月九日購買股份後，各收購人擁有145,492,500股中策股份之權益，相當於中策已發行股本之17.54%。

   於收購建議期間，直至最後實際可行日期為止，收購人已就332,508股中策股份接納股份收購建議之有效接納，而收購人已透過市場購股共同收購合共211,727,500股中策股份。

2. 於最後實際可行日期，收購人之一致行動人士於690,000股中策股份中擁有權益，當中650,000股中策股份（相當於中策已發行股本約0.08%）及40,000股中策股份（相當於中策已發行股本約0.005%）分別由錦興之獨立非執行董事馬慧敏女士及錦興之附屬公司之一名董事之配偶李礫女士持有。

有關中策集團之資料

中策為一家投資控股公司，其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。

根據年報之資料顯示，中策集團於二零零二年十二月三十一日之經審核綜合資產淨值約為1,727,000,000港元。截至二零零二年十二月三十一日止年度，中策集團錄得淨虧損約477,000,000港元。

務請　閣下留意本文件附錄一，當中載有有關中策集團之其他財務資料。

維持本公司之上市地位

收購人將不會行使強制性之收購權力。收購人現擬於該等收購建議截止後維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議截止後將會盡快採取適當步驟，以確保公眾人士持有不少於25%之中策股份及中策認股權證。倘於該等收購建議截止時，公眾人士所持有之中策股份及中策認股權證少於25%，收購人之董事現擬採取適當步驟，可能包括於該等收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況。倘聯交所相信：

- **中策股份及中策認股權證存在或可能存在虛假市場；或**
- **公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則其將考慮行使酌情權，暫停中策股份及中策認股權證之買賣。**

就此而言，須注意倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量不足，因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量為止。

只要中策仍維持上市公司地位，聯交所將會密切監察中策日後所有收購或出售資產。中策及其附屬公司進行任何收購或出售資產，將須受上市規則之條文規限。根據上市規則，聯交所可酌情要求中策就中策之建議收購及出售資產向中策股東刊發通函及發表公

佈，不論建議收購及出售資產之規模大小，尤其是倘其建議收購及出售資產，導致中策偏離主要業務。聯交所有權根據上市規則，將中策之一系列收購及出售資產彙集處理，該等收購及出售資產可能導致中策被視為一名新上市申請人，並須受上市規則所載對新上市申請之規定所限制。

稅項

倘中策股東、中策認股權證持有人及中策購股權持有人對接納該等收購建議之稅項含義有任何疑問，建議彼等諮詢彼等各自之專業顧問。特此強調，滙富融資、滙富証券、收購人或彼等各自之任何董事或任何參與該等收購建議之人士，概無因彼等接納該等收購建議而須對任何人士之任何稅務影響或債務承擔責任。

推薦建議

務請　閣下留意獨立董事及獨立財務顧問第一上海致獨立董事之函件，當中載有彼等就該等收購建議提供之推薦建議及彼等於達致該等推薦建議時所考慮之主要因素。

建議獨立中策股東、獨立中策認股權證持有人及中策購股權持有人仔細閱讀收購建議文件、接納表格及放棄表格。

此致

列位中策股東、中策認股權證持有人
及中策購股權持有人　台照

代表
中策集團有限公司
主席
陳國強博士
謹啟

二零零三年八月二十六日

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

敬啟者：

無條件現金收購建議

本人茲提述中策於二零零三年八月二十六日發出之文件，本函件構成文件其中一部分。除文義另有所指外，文件所界定之詞彙與本函件所用者具有相同涵義。

本人獲委任為獨立董事，以考慮該等收購建議之條款及就該等收購建議之條款對獨立中策股東、獨立中策認股權證持有人及中策購股權持有人而言是否公平合理，向閣下提供本人之意見。第一上海已獲委任為獨立財務顧問，就該等收購建議之條款向獨立董事提供意見，有關詳情載於收購建議文件中。第一上海之意見及為達致推薦建議而考慮之主要因素之詳情，載於本文件第14至第28頁之第一上海函件中。

本人亦謹請　閣下注意(i)載於本文件之中策董事會函件，及載於本文件附錄之其他資料；及(ii)載於收購建議文件之滙富証券函件及載於收購建議文件附錄之其他資料。

於考慮收購建議文件及本文件、中策董事會函件及載於本文件之第一上海函件所載之資料後，本人認為該等收購建議之條款對獨立中策股東、獨立中策認股權證持有人及中策購股權持有人而言屬公平合理，因此，建議獨立中策股東接納股份收購建議、獨立中策認股權證持有人接納認股權證收購建議及中策購股權持有人接納購股權收購建議。

此致

列位獨立中策股東、
獨立中策認股權證持有人
及中策購股權持有人　台照

代表
獨立非執行董事
卜思問先生
謹啟

二零零三年八月二十六日

以下為第一上海就該等收購建議致獨立董事之意見函件全文，以供納入文件內。

FIRST SHANGHAI GROUP

第一上海融資有限公司

香港
德輔道中71號
永安集團大廈19樓

敬啟者：

無條件現金收購建議

緒言

吾等謹此提述，吾等獲委聘為獨立財務顧問，就該等收購建議之條款是否公平合理向獨立董事提供意見。該等收購建議之詳情，載於收購人向中策股東、中策認股權證持有人及中策購股權持有人發出之收購建議文件中，並已參考中策向中策股東、中策認股權證持有人及中策購股權持有人發出之文件(本函件為其一部份)所載之中策董事會函件。除文義另有所指外，本函件所使用之詞語與文件所用者具有相同涵義。

在達致吾等之意見及推薦建議時，吾等依賴文件所載資料及陳述之準確性，以及中策及中策董事提供予吾等之資料。吾等假設文件所載或所述之所有資料及陳述在作出時乃真實，並將於文件寄發日期仍屬真實。吾等亦假設中策及中策董事於文件所作之一切想法、意見及意向聲明，乃經審慎查詢後合理作出。吾等無理由懷疑中策及中策董事向吾等提供之資料及陳述之真實性、準確性及完整性，中策及中策董事亦向吾等提供意見，表示文件所提供及所提述及之資料並無遺漏任何重大事實。吾等認為，吾等已審閱充足資料以達致知情見解、及以有理由依賴文件所載之資料之準確性以及為吾等之意見提供一個合理基礎。然而，吾等並無就中策集團之業務、財務狀況或前景進行獨立調查。

吾等亦依賴收購建議文件所載資料及陳述之準確性，並假設所載之一切聲明及所作或提及之陳述在作出時乃真實，並將於收購建議文件寄發日期仍屬真實。

吾等並無考慮中策股東、中策認股權證持有人及中策購股權持有人接納或不接納該等收購建議之稅務影響，因這乃視乎彼等之個別情況而定。尤其是，居於香港以外或須就買賣證券繳納海外稅項或香港稅項之中策股東、中策認股權證持有人及中策購股權持有人，應考慮彼等有關該等收購建議之稅務狀況及，如有任何疑問，應諮詢彼等之專業顧問。

獨立董事

中策董事會包括五名中策執行董事、兩名中策替任董事及兩名獨立中策非執行董事。在評估中策董事之獨立性時，吾等考慮下列事項：

(i) 陳國強博士為中策之主席兼行政總裁，被視為是中策之主要股東。陳國強博士是德祥企業、保華德祥及錦興各自之主席，亦被視為是德祥、保華德祥及錦興各自之主要股東。陳國強博士於德祥企業發行之可換股票據及錦興之4,000,000份購股權中擁有權益；

(ii) Yap, Allan博士為中策之副主席兼執行董事，是錦興之董事總經理及威倫之董事。Yap博士亦於錦興之3,250,000份購股權中擁有權益；

(iii) 周美華女士為中策之執行董事，是德祥企業之董事總經理、保華德祥及之執行董事及Calisan Developments之董事；

(iv) 李華健先生為中策之副董事總經理，為一名中策受薪董事；

(v) 陳玲女士為中策之執行董事，為一名中策受薪董事，並於75,000份中策購股權中擁有權益。陳女士亦於500股錦興股份中擁有權益；

(vi) 陳國鴻先生(陳國強博士之替任董事)為錦興及德祥企業之執行董事。陳先生於錦興之1,750,000份購股權中擁有權益。陳先生為陳國強博士之胞弟；

(vii) 呂兆泉先生(Yap, Allan博士之替任董事)為錦興之副董事總經理及威倫之董事。呂先生亦於錦興之1,750,000份購股權中擁有權益；及

(viii)馮蘊瑤女士為中策之獨立非執行董事，於過去兩年內，分別擔任i)中策之聯營公司珀麗酒店集團有限公司(前稱中國置地集團有限公司)(「珀麗酒店」)；以及ii)保華德祥之兩家聯營公司(保華德祥分別持有彼等之已發行股本45%及50%)之法律顧問，

因此，就該等收購建議而言，彼等在提供意見方面不視為具獨立性。

中策獨立非執行董事卜思問先生宣佈，其並無於中策、收購人、收購人之控股股東，及／或彼等控制之任何公司直接或間接持有任何股份、購股權、認股權證或其他股本相關權益。因此，吾等認為卜思問先生合資格就該等收購建議之條款為獨立中策股東、獨立中策認股權證持有人及中策購股權持有人提供意見。

該等收購建議之背景及條款

於二零零三年七月八日、德祥企業、錦興、保華德祥及中策各自之董事會宣佈，收購人透過滙富証券將提出自願有條件現金收購建議，作價分別為每股中策股份0.10港元及每份中策認股權證0.001港元，不包括收購人及彼等之一致行動人士已擁有之該等中策股份及中策認股權證，以及按每份中策購股權0.001港元註銷所有尚未行使之中策購股權。

於二零零三年七月九日，滙富証券（代表收購人）按每股中策股份0.10港元之價格，於公開市場上購買中策已發行股本約5.98%。於購買股份後，收購人及彼等之一致行動人士於中策之權益，由中策已發行股本約29.18%增至35.16%，因此，根據收購守則第26條，於自願收購建議之收購建議期間內觸發強制性收購建議。

於二零零三年七月二十一日，收購人知會中策，為使股份收購建議之收購價對中策股東而言更具吸引力，股份收購建議之收購價已由每股中策股份0.10港元增至0.139港元。

於二零零三年八月十一日，錦興及保華德祥各自之董事會宣佈，於二零零三年八月十一日，收購人及彼等之一致行動人士已將彼等於中策之股權，增加至相當於中策已發行股本約54.67%。因此，已達成該等收購建議受到規限之條件，及該等收購建議已成為無條件。

滙富証券（代表收購人）正提出該等收購建議，收購所有已發行中策股份及未發行中策認股權證，不包括收購人及彼等之一致行動人士現時擁有之該等中策股份及中策認股權證，以及註銷所有尚未行使中策購股權，基準如下：

每股中策股份 現金0.139港元
（「股份收購價」）

每份中策認股權證 現金0.001港元
（「認股權證收購價」）

註銷每份中策購股權 現金0.001港元
（「購股權收購價」）

及按照載於收購建議文件內所載之條款。根據股份收購建議將予收購之中策股份，將連同所有未來股息及分派之權利一併收購。

直至收購建議期間結束前，滙富証券將代表收購人按不超過每股中策股份0.139港元之價格在市場上收購其他中策股份。滙富証券代表收購人於收購建議期間將予收購之中策股份及中策認股權證，將按相同比例分發予收購人。

該等收購建議之其他條款及條件，包括接納手續，載於收購建議文件內。

所考慮之主要因素及原因

於達致吾等對該等收購建議之條款之意見及推薦建議時，吾等曾考慮以下主要因素及原因：

I. 股份收購建議

1. 業務及財務表現及未來前景

中策為一間投資控股公司及其附屬公司主要從事輪胎製造、製造、零售及分銷中西藥及保健食品，以及投資基建項目業務。中策集團之業務主要於中國及香港進行。

中策集團之詳細經審核綜合財務資料載於文件附錄一，中策集團之財務資料概要載列如下：

	截至十二月三十一日止年度		
	二零零二年	二零零一年	二零零零年
	千港元	千港元	千港元
營業額	3,601,735	3,234,404	3,158,058
經營虧損	(448,532)	(901,688)	(712,249)
中策股東應佔虧損淨額	(477,107)	(598,730)	(730,682)
每股中策股份虧損(港元)	(0.77)	(1.28)	(1.59)
中策集團資產總值	4,750,582	6,254,576	7,732,334
中策集團資產淨值	1,727,146	2,220,790	2,849,854

截至二零零零年十二月三十一日止年度(「二零零零年度」)之財務表現

中策集團於二零零零年度之營業額由上一年度約3,750,000,000港元下跌約15.8%至約3,158,000,000港元。根據二零零零年度之年報，營業額下跌之原因是重整其資產組合，如於一九九九年及二零零零年出售中策於中國網絡(百慕達)有限公司及若干中國合營企業之權益。主要收入來自中策之非全資附屬公司China Enterprise Limited(「China Enterprise」，從事製造及銷售輪胎)，相當於中策集團於二零零零年度營業總額約82.5%。

中策集團於二零零零年度錄得經營虧損約712,000,000港元，相對於上一年度則錄得經營溢利約1,216,000,000港元。二零零零年度之虧損淨額約為731,000,000港元，相對於上一年度則有純利約1,048,000,000港元。中策董事表示，出售上市投資而產生之虧損，以及證券投資之未變現虧損，均為導致錄得虧損淨額之主要原因。

中策集團之資產淨值，由截至一九九九年十二月三十一日止年度之約3,376,000,000港元，減少約15.6%至二零零零年度之約2,850,000,000港元。儘管二零零零年度，因自珀麗酒店於二零零零年三月成為中策之附屬公司以來，其資產包括在內後，總資產由一九九九年底約6,940,000,000港元，增加約11.4%至約7,732,000,000港元，但因按綜合基準，珀麗酒店為數約600,000,000港元之借貸亦包括在內，令借貸總額增加了52.9%。

截至二零零一年十二月三十一日止年度(「二零零一年度」)之財務表現

根據二零零一年度之年報，中策集團之營業額，由二零零零年度約3,158,000,000港元，微升約2.4%至二零零一年度約3,234,000,000港元。China Enterprise仍為主要之收益來源，其所帶來之營業額，相當於二零零一年度營業總額之78.5%。

然而，中策集團於二零零一年度之經營虧損約為902,000,000港元，相對於上一年度之虧損，增幅約為26.7%。中策董事表示，就收費高速公路及投資物業之減值及重估虧損提取撥備、中策集團之輪胎業務及報章出版均出現經營虧損，以及提取投資證券之減值撥備，均為導致虧損增加之主要原因。中策集團於二零零一年度之虧損淨額，由二零零零年度約731,000,000港元，減少至二零零一年度約599,000,000港元，減幅約為18.1%。

中策集團於二零零一年度之資產淨值，減少22.1%至約2,221,000,000港元，主要基於二零零一年度之總資產減少約19.1%所致。總資產下降之主要原因為：重估興建中之收費高速公路、投資證券之價值減少，以及出售附屬公司。尤其是China Enterprise於該年度內，出售其中一家業績未如理想之附屬公司。

截至二零零二年十二月三十一日止年度(「二零零二年度」)之財務表現

根據二零零二年度之年報，中策集團之營業額，由二零零一年度約3,234,000,000港元，增加約11.4%至二零零二年度約3,602,000,000港元。中策董事表示，於二零零二年度透過China Enterprise出售輪胎所得之銷售額增加約17.9%，以及藥品之銷售額增加約326.6%，均為導致營業額增加之主要原因。由於汽車輸出量大幅增長，加上在政府政策下發展道路及高速公路，令銷量有所上升，從而使China Enterprise之收益增加。

中策集團於二零零二年度之經營虧損，減少約50.2%至約449,000,000港元，原因是增加輪胎及藥品之銷售額，以及中策集團之邊際毛利大幅上升。因此，中策集團之虧損淨額，由二零零一年度約599,000,000港元，進一步減少至二零零二年度約477,000,000港元，減幅約為20.4%。

於二零零二年度，中策集團之資產淨值約為1,727,000,000港元，較二零零一年度減少約22.3%。資產淨值減少，主要基於出售收費高速公路業務及若干其他附屬公司所致。

未來前景

誠如二零零二年度之年報所述，儘管中策董事認為，來年將要繼續面對挑戰，但中策集團之策略為一直專注於中國之投資。

誠如中策董事表示，中策集團將繼續專注在其製造及零售活動上實行成本效益計劃，同時為提高投資組合價值而積極管理其投資組合。

根據中策於二零零三年七月九日刊發之通函，China Enterprise於二零零三年六月十七日，同意向一名獨立第三者出售其於杭州中策橡膠有限公司(「杭州中策」，China Enterprise之最活躍附屬公司)之25%權益。完成是項出售後，China Enterprise於杭州中策之持股量總額，將由51%減少至26%。現無法確定製造及銷售輪胎為中策集團財務業績帶來之貢獻，會否因是次出售而減少。

另外，本港經濟下調，加上爆發嚴重急性呼吸系統綜合症(「非典型肺炎」)，令中國遊客人數急跌，從而打擊了零售市場及旅遊業，造成不利影響。誠如中策董事表示，中策集團將繼續實行各樣措施，包括控制成本計劃，藉以提升經營效益及效率。然而，藥品之零售銷售額及旅遊業之前景，亦視乎香港整體經濟復甦步伐而定。

此外，中策董事擬繼續經營中策集團之現有業務。誠如本函件「收購人對中策集團未來之意向」一段所述，收購人擬繼續經營中策集團之現有業務，故現無意於該等收購建議截止後，重新調配中策集團之固定資產，或向中策集團注入任何資產或業務。中策集團之未來前景，亦視乎其未來業務發展計劃而定。在現時未有確實計劃之情況下，吾等認為，中策集團之未來前景存在不明朗因素。

結論

從截至二零零二年十二月三十一日止三個財政年度之財務表現，以及中策集團之未來前景概要中，吾等留意到：

(i) 中策集團於截至二零零二年十二月三十一日止過去三個財政年度，已不斷出現大幅度虧損；

(ii) 中策集團之資產淨值，因持續有大幅度虧損，以及出售若干附屬公司與投資而下降。中策集團之資產淨值，已由二零零零年度約2,850,000,000港元，減少約39.4%至二零零二年度約1,727,000,000港元；或由每股中策股份約3.44港元，減少至每股中策股份約2.08港元(根據於最後實際可行日期之829,468,413股已發行中策股份計算)；及

(iii) 由於市況不明朗，加上中策董事及收購人現階段並無任何確實業務計劃，故中策集團之未來前景存在不明朗因素。

經考慮上述各項後，吾等認為，中策集團業務之未來發展存在不明朗因素，故吾等無法作出結論，指中策集團將有正面之未來前景。

2. 股份收購價之估值

2.1 *中策股份價格之過去表現*

每股中策股份之股份收購價，較：

	價格	溢價／(折讓)
	港元	*%*
(i) 二零零三年六月二十七日(即緊接發表聯合公佈當日前之最後交易日)(「首個最後交易日」)之收市價	0.0900	54.4
(ii) 直至首個最後交易日(包括該日)止最後連續十個交易日之平均收市價	0.0890	56.2

	價格 港元	溢價／ (折讓) %
(iii) 直至首個最後交易日(包括該日)止最後連續三十個交易日之平均收市價	0.0860	61.6
(iv) 直至首個最後交易日(包括該日)止六個月期間之平均收市價	0.0900	54.4
(v) 二零零三年七月十日(即緊接發表補充公佈當日前之最後交易日)(「第二個最後交易日」)之收市價	0.1450	(4.1)
(vi) 直至第二個最後交易日(包括該日)止最後連續十個交易日之平均收市價	0.0985	41.1
(vii) 直至第二個最後交易日(包括該日)止最後連續三十個交易日之平均收市價	0.0897	55.0
(viii) 直至第二個最後交易日(包括該日)止六個月期間之平均收市價	0.0901	54.3
(ix) 最後實際可行日期之收市價	0.1670	(16.8)

誠如上文所述，股份收購價一般較直至首個最後交易日(包括該日)止，中策股份在聯交所所報之收市價出現溢價。

下圖呈列了由二零零二年七月二日起至最後實際可行日期止期間(「回顧期間」)內，中策股份之每日收市價：

中策股份於回顧期間內之價格表現


港元
港元
0.24
0.22
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
股份收購價
二零零二年七月二日
二零零二年八月二日
二零零二年九月二日
二零零二年十月二日
二零零二年十一月二日
二零零二年十二月二日
二零零三年一月二日
二零零三年二月二日
二零零三年三月二日
二零零三年四月二日
二零零三年五月二日
二零零三年六月二日
首個最後交易日
二零零三年七月二日
第二個最後交易日
二零零三年八月二日

資料來源：www.hkex.com.hk

吾等現概述於回顧期間內，中策股份之最高及最低收市價如下：

月份	月內之最高收市價 港元	月內之最低收市價 港元	月底／期終之收市價 港元
二零零二年			
七月	0.200	0.153	0.157
八月	0.152	0.119	0.127
九月	0.120	0.100	0.100
十月	0.100	0.095	0.096
十一月	0.120	0.096	0.110
十二月	0.110	0.082	0.100
二零零三年			
一月	0.100	0.085	0.090
二月	0.094	0.090	0.094
三月	0.092	0.090	0.090
四月	0.090	0.090	0.090
五月	0.090	0.080	0.080
六月（六月二日至首個最後交易日）	0.090	0.080	0.090
七月（七月九日至第二個最後交易日）	0.145	0.120	0.145
八月（八月十一日至最後實際可行日期）	0.167	0.139	0.167

資料來源： www.hkex.com.hk

於回顧期間內，中策股份在聯交所所報之最高收市價，為二零零二年七月五日之0.200港元，而中策股份在聯交所所報之最低收市價，分別為二零零三年五月二十三日至二零零三年六月五日、二零零三年六月十二日，以及二零零三年六月十六日之0.080港元。股份收購價高於回顧期間內每股中策股份之最低收市價0.080港元，並溢價約73.8%。另一方面，股份收購價0.139港元，低於回顧期間內每股中策股份之最高收市價0.200港元，並折讓約30.5%。中策股份於二零零三年七月九日恢復買賣，並於二零零三年七月十一日暫停買賣，以待發表補充公佈及其他影響股份價格之消息，有關詳情請參閱中策於二零零三年七月二十一日及二零零三年八月八日發表之兩份公佈。中策股份於二零零三年八月十一日恢復買賣，該日後及直至最後實際可行日期為止，中策股份按介乎0.139港元至0.167港元之範圍（整體上接近或高於股份收購價）買賣。

自二零零二年八月二十六日起直至首個最後交易日止，中策股份之市價便逐漸下跌，並按較股份收購價為低之價格買賣。吾等留意到，於二零零三年七月九日、二零零三年七月十日，以及由二零零三年八月十一日至最後實際可行日期止期間，中策股

份之市價急升。這可能反映出在發表聯合公佈後，市場對該等收購建議之反應。鑑於股份收購價，整體上較中策股份於發表聯合公佈前，在聯交所所報之收市價出現溢價，故該等收購建議截止後，中策股份未必能夠保持在接近股份收購價之價格水平。因此，吾等認為，就獨立中策股東之利益而言，股份收購價屬公平合理。

2.2 中策股份之流通量

下圖列出了於回顧期間內，中策股份在聯交所之每日成交量：

中策股份於回顧期間之每日成交量


中策股份數目
200,000,000
150,000,000
100,000,000
50,000,000
0
中策股份數目
200,000,000
150,000,000
100,000,000
50,000,000
0
二零零二年七月二日
二零零二年八月二日
二零零二年九月二日
二零零二年十月二日
二零零二年十一月二日
二零零二年十二月二日
二零零三年一月二日
二零零三年二月二日
二零零三年三月二日
二零零三年四月二日
二零零三年五月二日
二零零三年六月二日
二零零三年七月二日
二零零三年八月二日

資料來源：www.hkex.com.hk

於回顧期間內，中策股份之最高、最低及平均每日成交量，及平均每日成交量佔已發行中策股份總數之百分比，以及公眾人士於最後實際可行日期持有之中策股份總數載列如下：

月份／期間	最高每日成交量（中策股份數目）	最低每日成交量（中策股份數目）	平均每日成交量（中策股份數目）	平均每日成交量佔已發行中策股份總數之百分比 (%)（附註1）	平均每日成交量佔公眾人士所持中策股份數目之百分比 (%)（附註2）
二零零二年					
七月	1,620,000	0	289,028	0.0348	0.0492
八月	1,501,500	0	443,659	0.0535	0.0755
九月	3,040,000	0	182,140	0.0220	0.0310
十月	150,000	0	21,429	0.0026	0.0036
十一月	50,350,000	0	3,182,988	0.3837	0.5418
十二月	30,000,000	0	2,786,759	0.3360	0.4744
二零零三年					
一月	92,500	0	7,353	0.0009	0.0013
二月	37,000	0	2,868	0.0003	0.0005
三月	2,100,000	0	133,143	0.0161	0.0227
四月	20,000	0	1,000	0.0001	0.0002
五月	10,000	0	513	0.0001	0.0001
六月（六月二日至首個最後交易日）	220,000	0	22,447	0.0027	0.0038
七月（七月九日至第二個最後交易日）	189,759,984	169,617,048	179,688,516	21.6631	30.5874
八月（八月十一日至最後實際可行日期）	170,280,853	1,100,500	18,953,420	2.2850	3.2263

資料來源： www.hkex.com.hk

附註：

1. 根據於最後實際可行日期已發行之829,468,413股中策股份計算。

2. 根據公眾人士持有之587,458,413股中策股份（即於最後實際可行日期已發行之中策股份總數，減於開始進行該等收購建議前，收購人及彼等之一致行動人士持有之242,010,000股中策股份）計算。

誠如上表所示，於回顧期間(不包括由二零零三年七月九日至第二個最後交易日止兩日，以及由二零零三年八月十一日至最後實際可行日期止期間)(即於發表聯合公佈後之期間)內之每個月份，中策股份之平均每日成交量非常稀疏，最高平均成交量僅相當於：(i)於最後實際可行日期已發行之中策股份總數約0.3837%，以及僅相當於(ii)公眾人士持有之中策股份約0.5418%。此外，於回顧期間內，在合共248個交易日中，有106個交易日並無中策股份在聯交所買賣之記錄，顯示出公眾人士無興趣買賣中策股份。

吾等留意到，於發表聯合公佈後，中策股份不尋常地錄得高成交量。這可能反映出(i)滙富証券(代表收購人)在公開市場收購中策股份之結果，以及(ii)在發表聯合公佈後，市場對該等收購建議之反應。

誠如上述之統計數字所示，鑑於整體上，中策股份在聯交所之交投淡靜，故獨立中策股東會否在短時間內，在不對中策股份之價格施加大幅下調壓力情況下，於市場上出售彼等之中策股份存在很大不明朗因素。因此，欲變現彼等投資之獨立中策股東，未必能按相當於股份收購價，或較股份收購價為高之價格，於公開市場出售中策股份，故股份收購建議讓彼等有機會變現彼等之投資。

2.3 市盈率

評估上市公司時，最普遍使用之其中一項參考，為根據過往盈利計算之市盈率。然而，鑑於中策集團於截至二零零二年十二月三十一日止財政年度出現虧損，故不適宜利用市盈率進行評估。

2.4 資產淨值

吾等懇請　閣下留意，中策集團之綜合資產淨值，已由二零零零年十二月三十一日之約2,850,000,000港元，減少約39.4%至二零零二年十二月三十一日之1,727,000,000港元。根據中策於二零零二年度之年報，經審核資產淨值(「資產淨值」)約為1,727,000,000港元。根據於最後實際可行日期之829,468,413股已發行中策股份計算，每股中策股份之資產淨值為2.08港元。按此基準，股份收購價0.139港元，較每股中策股份之資產淨值折讓約93.3%。

吾等認為：

(i) 在中策集團之業務活動當中，輪胎製造業務分別佔截至二零零二年十二月三十一日止三個年度各年之營業總額約82.5%、78.5%及80.8%，而截至二零零二年十二月三十一日止三個年度各年之營業總額約17.5%、21.5%及19.2%乃自中策集團其他業務所得。據吾等所知，珠江輪胎(控股)有限公司(「珠江輪胎」)於聯交所主板上市，從事製造與推廣商用汽車之斜交輪胎業務，為中策之最接近可比較公司。除珠江輪胎外，概無其他香港上市公司從事可與中策業務直接比較之業務資產組合。吾等認為，僅以一間公司之抽樣統計數字，並不能當作為中策股份價值之公平比較或參考。

(ii) 以每股中策股份之資產淨值來衡量股份收購價，未必是評估股份收購價之決定性因素。經考慮中策集團之業務性質乃主要自買賣活動，例如銷售輪胎及製藥產品賺取其收入，因此，中策股份之估值應以其資產之賺取盈利能力為基礎，而非其資產之賬面值。因此，利用市盈率，以獲利能力為估值基準來評估股份收購價為較有意義。然而，誠如上文所述，由於中策集團過去出現虧損，故使用市盈率之方法不適用於中策集團；

(iii) 由於持續有大量虧損及出售附屬公司與聯營公司(詳情已於本函件「業務及財務表現及未來前景」一段討論)，故中策集團之資產淨值一直下降。誠如本函件「收購人對中策集團未來之意向」一段所述，收購人擬繼續經營中策集團之現有業務，故彼等無意於緊隨該等收購建議完成後，向中策集團注入任何資產或業務。中策集團之商業環境並無任何大變，故不能確定中策集團之盈利能力，會否在該等收購建議截止後有所改善。資產淨值存在日後會將會進一步下降之風險；及

(iv) 根據彭博資訊之數據，吾等留意到，於回顧期間內，中策股份已按較每股中策股份之資產淨值出現折讓之市價買賣，即介乎約92.3%至98.3%。這可能顯示出，市場在釐定中策股份之價格時，絕少參考每股中策股份之資產淨值。

2.5 *股息率*

中策集團並無於截至二零零二年十二月三十一日止三個財政年度宣派股息。此外，鑑於中策集團出現虧損之情況，故不能確定日後支付任何股息之基準。因此，不適宜按股息率基準，評估中策集團之價值及股份收購價。

3. 收購人對中策集團未來之意向

誠如本文件之中策董事會函件所述，於該等收購建議截止後，收購人無意重新調配中策集團之固定資產，但彼等擬繼續經營中策集團之現有業務。此外，收購人無意於該等收購建議截止後，向中策集團注入任何資產或業務。該等收購建議本身將不會導致中策集團，或受中策控制之任何聯營公司之董事會、管理層、業務或持續聘用僱員(包括董事)出現任何變動。

從上述收購人之意向，吾等現並無發現任何關於中策集團未來業務發展之確實計劃。吾等認為，中策集團之未來前景，亦視乎中策集團之未來業務發展計劃而定。在現時並無確實計劃之情況下，且鑑於上述討論之中策集團於過去之財務表現，吾等認為，中策集團之未來前景存在不明朗因素。

4. 維持中策之上市地位

收購人擬於該等收購建議截止後，維持中策於聯交所之上市地位。收購人及中策已向聯交所承諾，於該等收購建議截止後，將會盡快採取適當步驟，以確保公眾人士

持有不少於25%之中策股份及中策認股權證。倘於該等收購建議截止後，公眾人士所持有之中策股份及中策認股權證少於25%，則收購人之董事現擬採取適當步驟，可能包括於該等收購建議完成後一個月內，減持及將彼等於中策之權益配售予獨立第三者。

聯交所已表明，將會密切監察中策股份及中策認股權證在聯交所買賣之情況，倘聯交所相信：

- 中策股份及中策認股權證之買賣，存在或可能存在虛假市場；
- 或公眾人士持有之中策股份及中策認股權證數量太少，不足以維持有秩序之市場，則考慮行使酌情權，暫停中策股份及中策認股權證之買賣。

就此而言，務須注意，倘於該等收購建議完成後，中策股份及中策認股權證之公眾持股量或會不足。因此，中策股份及中策認股權證可能暫停買賣，直至達到足夠之公眾持股量水平為止。

倘中策仍屬上市公司，則中策日後之注資或出售事宜，將須受到上市規則之條文所規限。根據上市規則，聯交所可酌情要求中策，在建議中策進行任何收購及出售時，不論有關收購或出售之規模大小，尤其是若有關收購或出售，導致中策偏離主要業務，向其股東刊發通函。聯交所亦有權根據上市規則，將中策之一系列收購及出售彙集處理，而有關收購或出售，在任何情況下，可能導致中策被視為一名新上市申請人，並須受上市規則所載對新上市申請之規定所限制。

5. **推薦建議**

在釐定股份收購建議是否公平合理時，吾等留意到，股份收購價較每股中策股份之資產淨值出現大幅折讓。然而，吾等亦考慮到以下各項因素：

- 中策集團於截至二零零二年十二月三十一日止三個年度一直出現虧損，在中策集團之商業環境並無任何劇變之情況下，不能確定於該等收購建議截止後，中策集團之盈利能力會有所改善；
- 股份收購價，整體上較中策股份於發表聯合公佈前之市價出現溢價；
- 於發表聯合公佈前，中策股份之成交量非常稀疏（誠如回顧期間內所記錄），可能使獨立中策股東難以在不對中策股份之價格施加下調壓力情況下，在市場出售彼等之中策股份。股份收購建議讓獨立中策股東有機會變現（如彼等有意）彼等於中策股份之投資；
- 中策於過去三個財政年度並無分派任何股息，故不能確定中策於可預見將來能夠分派任何股息。
- 於回顧期間內，中策股份一直按較每股中策股份之資產淨值出現大幅折讓之價格買賣；及

- 吾等現並無發現中策董事及收購人，對中策未來業務發展有任何確實計劃，

吾等認為，就獨立中策股東而言，股份收購建議之條款屬公平合理，故此，建議獨立董事推薦獨立中策股東接納股份收購建議。

然而，擬保留部分或全部中策股權之獨立中策股東務須注意，中策集團之財務表現，於截至二零零二年十二月三十一日止三個年度一直錄得虧損。於該等收購建議截止後，中策集團之未來前景是否將會好轉，仍存在不明朗因素。該等獨立中策股東應審慎考慮於該等收購建議截止後，收購人對於中策集團之未來意向。有關詳情載於本文件之中策董事會函件內。

獨立中策股東務須留意，於發表聯合公佈後，中策股份便按較股份收購價為高之價格買賣。倘於股份收購建議截止前，在公開市場出售中策股份所得款項淨額，超過根據股份收購建議應收之款項，則擬變現所持全部或部分中策股份之獨立中策股東，應於公開市場出售該等股份，而非接納股份收購建議。

獨立中策股東亦務須留意，於發表聯合公佈前，中策股份之成交量(誠如於回顧期間內所記錄)持續極其稀疏之可能性，或會導致獨立中策股東於股份收購建議截止後，難以在不對中策股份之價格施加下調壓力之情況下，於市場出售彼等之中策股份。

倘適用，獨立中策股東應細閱接納股份收購建議之手續(詳情載於收購建議文件「滙富証券函件」一節、收購建議文件附錄一及隨附之接納表格)。獨立中策股東應格外留意，決定變現或持有彼等於中策股份之投資，乃視乎個人情況及投資目標而定。

II. 認股權證收購建議

中策認股權證賦予持有人權利，可由二零零二年八月二十九日至二零零三年十二月三十一日(包括該日)止，隨時按初步認購價每股中策股份0.16港元，認購165,893,682股中策股份。認購價每股中策股份0.16港元，以及於最後實際可行日期之收市價每份中策認股權證0.027港元，兩者合共為0.187港元。此總額為一份中策認股權證轉換為一股中策股份之實際總代價，較中策股份於最後實際可行日期之收市價0.167港元溢價約12%。中策認股權證現為價外，並將於二零零三年十二月三十一日後到期。認股權證收購建議價格每份中策認股權證0.001港元，較：

- 中策認股權證於首個最後交易日，在聯交所所報之收市價每份0.01港元，折讓90%；
- 中策認股權證於直至首個最後交易日(包括該日)止連續十個交易日，在聯交所所報之平均收市價每份0.01港元，折讓90%；
- 中策認股權證於第二個最後交易日，在聯交所所報之收市價每份0.02港元，折讓約95%；

- 中策認股權證於直至第二個最後交易日（包括該日）止連續十個交易日，在聯交所所報之平均收市價每份0.012港元，折讓約91.7%；及
- 中策認股權證於最後實際可行日期，在聯交所所報之收市價每份0.027港元，折讓約96.3%。

自於二零零二年八月二十九日發行起，直至發表聯合公佈前為止，中策認股權證之總成交量為30,000份，相當於未發行中策認股權證總數約0.018%。經考慮中策認股權證買賣時流通量不足，加上中策認股權證將於二零零三年十二月三十一日後到期，故吾等認為，認股權證收購建議讓中策認股權證持有人有機會變現彼等之投資。

經考慮吾等先前對中策集團財務表現及營業表現之分析，以及中策認股權證之零內在值後，吾等認為，就獨立中策認股權證持有人而言，認股權證收購價屬公平合理，故建議獨立董事推薦獨立中策認股權證持有人接納認股權證收購建議。

獨立中策認股權證持有人務須留意，於發表聯合公佈前，於回顧期間內，中策認股權證於聯交所並無活躍買賣（誠如回顧期間內所記錄）。倘於認股權證收購建議截止前，在公開市場出售中策認股權證所得款項淨額，超過根據認股權證收購建議應收之款項，則擬變現所持全部或部分中策認股權證之獨立中策認股權證持有人，應於公開市場出售該等認股權證，而不應接納認股權證收購建議。

III. 購股權收購建議

中策已向中策執行董事陳玲女士發行購股權，可由二零零零年一月十八日至二零零五年一月十七日止，按認購價每股中策股份3.145港元，認購最多達75,000股中策股份。認購價每股中策股份3.145港元，較中策股份於首個最後交易日之收市價0.090港元，溢價約3,394%，以及較於最後實際可行日期之收市價0.167港元溢價約1,783%。因此，中策購股權現為價外。

經考慮吾等先前對中策集團之財務表現及營業表現之分析，以及中策購股權之零內在值後，吾等認為，就中策購股權持有人而言，購股權收購價屬公平合理，故建議獨立董事推薦中策購股權持有人接納購股權收購建議。

此致

獨立董事　台照

代表
第一上海融資有限公司
董事總經理　　執行董事
徐　閔　　**陳毅凱**
謹啟

二零零三年八月二十六日

1. 三個年度之財務業績

下文所載為中策集團截至二零零二年十二月三十一日止三個年度之經審核綜合收益表及綜合資產負債表之概要，乃摘錄自中策集團於該等呈報年度之有關年報。

業績	截至十二月三十一日止年度		
	二零零零年	二零零一年	二零零二年
	千港元	千港元	千港元
營業額	3,158,058	3,234,404	3,601,735
銷售成本	(2,766,813)	(2,971,785)	(3,052,768)
毛利	391,245	262,619	548,967
其他經營收入	210,373	157,788	232,887
分派成本	(161,656)	(179,879)	(248,218)
行政支出	(282,226)	(242,694)	(221,624)
其他支出	(869,985)	(899,522)	(760,544)
經營虧損	(712,249)	(901,688)	(448,532)
融資成本	(88,487)	(81,462)	(109,460)
所佔聯營公司之業績	(12,147)	(17,997)	(137,574)
稅前虧損	(812,883)	(1,001,147)	(695,566)
稅項	(6,608)	(5,982)	(18,041)
未計少數股東權益之虧損	(819,491)	(1,007,129)	(713,607)
少數股東權益	88,809	408,399	236,500
年度虧損淨額	(730,682)	(598,730)	(477,107)
每股虧損	(1.59)港元	(1.28)港元	(0.77)港元
資產及負債			
總資產	7,732,334	6,254,576	4,750,582
總負債	3,183,104	2,710,204	2,301,041
少數股東權益	1,699,376	1,323,582	722,395
資本及儲備	2,849,854	2,220,790	1,727,146

2. 經審核賬目

以下為中策集團之核數師報告及截至二零零二年十二月三十一日止年度之經審核財務報告，連同摘錄自中策二零零二年年報之相關附註。所提及之頁數乃核數師報告及中策二零零二年年報內中策集團之經審核財務報告之頁數。

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致中策集團有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第26 頁至第86 頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須選取並貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零二年十二月三十一日的財政狀況及 貴集團截至該日止年度的虧損和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤•關黃陳方會計師行
香港
執業會計師

二零零三年四月二十三日

綜合收益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	4	3,601,735	3,234,404
銷售成本		(3,052,768)	(2,971,785)
毛利		548,967	262,619
其他經營收入	6	232,887	157,788
分派成本		(248,218)	(179,879)
行政支出		(221,624)	(242,694)
其他支出	7	(760,544)	(899,522)
經營虧損	8	(448,532)	(901,688)
融資成本	10	(109,460)	(81,462)
所佔聯營公司之業績		(137,574)	(17,997)
稅前虧損		(695,566)	(1,001,147)
稅項	11	(18,041)	(5,982)
未計少數股東權益之虧損		(713,607)	(1,007,129)
少數股東權益		236,500	408,399
年度虧損淨額		(477,107)	(598,730)
每股虧損	12	(0.77)港元	(1.28)港元

綜合資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
投資物業	13	—	49,341
物業、廠房及設備	14	746,778	2,452,199
發展中／待發展物業	15	—	137,000
收購土地使用權所付款項	16	14,687	2,727
商譽	17	30,953	32,708
於聯營公司之權益	19	681,328	176,268
應收賬款－一年後到期	20	22,586	302,439
證券投資	21	410,685	473,408
借予少數股東之貸款	22	—	26,765
		1,907,017	3,652,855
流動資產			
待售物業	23	—	32,881
存貨	24	827,744	790,288
應收貿易賬款	25	533,959	481,024
應收賬款－一年內到期	20	680,659	107,195
應收聯營公司款項	19	60,535	13,517
其他應收款項、按金及預付款項		253,069	298,722
提供予承建商之墊款		—	9,439
可收回利得稅及其他可收回稅項		—	208
證券投資	21	37,363	40,000
已抵押銀行存款		24,839	83,520
銀行結餘及現金		425,397	744,927
		2,843,565	2,601,721
流動負債			
應付賬款、其他應付款項及應計費用	26	892,164	995,706
應付關連公司款項－一年內到期	27	46,155	36,492
應付聯營公司款項	19	189	9,625
應付所得稅及其他應付稅項		52,694	32,871
銀行貸款及其他借款－一年內到期	33	996,861	922,272
		1,988,063	1,996,966
流動資產淨值		855,502	604,755
		2,762,519	4,257,610

綜合資產負債表(續)

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
資本及儲備			
股本	28	82,947	46,098
儲備		1,644,199	2,174,692
		1,727,146	2,220,790
少數股東權益		722,395	1,323,582
非流動負債			
銀行貸款及其他借款－一年後到期	33	86,949	593,121
應付關連公司款項－一年後到期	27	226,029	–
已收按金	34	–	76,638
少數股東提供之貸款	22	–	43,479
		312,978	713,238
		2,762,519	4,257,610

資產負債表

於二零零二年十二月三十一日

	附註	二零零二年 千港元	二零零一年 千港元
非流動資產			
物業、廠房及設備	14	7,830	8,722
收購土地發展權所付款項	16	14,687	2,727
於附屬公司之投資	18	319,966	329,186
應收附屬公司款項	18	1,741,781	1,515,455
於聯營公司之投資	19	2	2
應收賬款－一年後到期	20	22,586	25,246
證券投資	21	10,717	19,517
		2,117,569	1,900,855
流動資產			
應收聯營公司款項	19	14	473
應收賬款－一年內到期	20	59,943	16,239
其他應收款項、按金及預付款項		8,354	2,687
銀行結餘及現金		54,172	106,491
		122,483	125,890
流動負債			
應付賬款、其他應付款項及應計費用		53,671	2,674
應付關連公司款項－一年內到期	27	2,115	1,073
應付聯營公司款項	19	187	－
銀行貸款及其他借款－一年內到期	33	43,473	20,011
		99,446	23,758
流動資產淨值		23,037	102,132
		2,140,606	2,002,987
資本及儲備			
股本	28	82,947	46,098
儲備	31	1,155,005	1,246,936
		1,237,952	1,293,034
非流動負債			
銀行貸款及其他借款－一年後到期	33	24	35
應付附屬公司款項	18	676,601	709,918
應付聯營公司款項－一年後到期	27	226,029	－
		2,140,606	2,002,987

綜合權益變動報表

截至二零零二年十二月三十一日止年度

	股本	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目產生之商譽	滙兌儲備	其他非供分派儲備	保留溢利（虧絀）	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	460,979	1,876,729	–	233	202,694	4,878	34,403	269,938	2,849,854
滙兌調整	–	–	–	–	–	(7,277)	–	–	(7,277)
應佔聯營公司儲備變動淨額	–	–	–	–	–	(72)	–	–	(72)
未於綜合收益表確認之虧損淨額	–	–	–	–	–	(7,349)	–	–	(7,349)
因股本重組而產生（附註28）	(414,881)	–	414,881	–	–	–	–	–	–
附屬公司及聯營公司之商譽減值虧損	–	–	–	–	14,005	–	–	–	14,005
出售／攤薄附屬公司權益時變現	–	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
調撥自保留溢利	–	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	46,098	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,220,790
滙兌調整	–	–	–	–	–	(1,144)	–	–	(1,144)
應佔聯營公司儲備變動淨額	–	–	–	–	–	904	(278)	–	626
未於綜合收益表確認之虧損淨額	–	–	–	–	–	(240)	(278)	–	(518)
發行股份（附註28）	9,200	–	–	–	–	–	–	–	9,200
以配售新股發行股份（附註28）	27,649	–	–	–	–	–	–	–	27,649
發行股份所得股份溢價	–	23,024	–	–	–	–	–	–	23,024
發行股份開支	–	(2,405)	–	–	–	–	–	–	(2,405)
出售／攤薄聯營公司權益時變現	–	–	–	–	3,544	(1,322)	86	–	2,308
出售／攤薄附屬公司權益時變現	–	–	–	–	(71,028)	(2,190)	(2,577)	–	(75,795)
調撥自保留溢利	–	–	–	–	–	–	3,215	(3,215)	–
本年度虧損淨額	–	–	–	–	–	–	–	(477,107)	(477,107)
於二零零二年十二月三十一日	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146
歸屬於：									
本公司及其附屬公司	82,947	1,897,348	414,881	233	55,395	(6,454)	36,000	(656,920)	1,823,430
聯營公司	–	–	–	–	68,558	(419)	(161)	(164,262)	(96,284)
	82,947	1,897,348	414,881	233	123,953	(6,873)	35,839	(821,182)	1,727,146

綜合權益變動報表

截至二零零二年十二月三十一日止年度

中策集團之特別資本儲備代表附註28(a)所述之削減股本產生之金額。

於二零零二年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之商譽16,344,000港元(二零零一年:16,344,000港元)。綜合賬目產生之商譽內並無收購聯營公司產生之商譽(二零零一年:3,544,000港元)。

於二零零二年十二月三十一日綜合賬目產生之商譽代表收購附屬公司產生之負商譽71,739,000港元(二零零一年:211,325,000港元)。截至二零零二年十二月三十一日綜合賬目產生之商譽包括珀麗酒店權益被攤薄後聯營公司應佔之負商譽68,558,000港元(二零零一年:無)。

中策集團其他非供分派之儲備包括根據中國法規須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

綜合現金流量報表

截至二零零二年十二月三十一日止年度

	二零零二年 千港元	二零零一年 千港元
經營業務		
經營虧損	(448,532)	(901,688)
就以下項目作出調整：		
股息收入	(3,732)	(5,509)
利息收入	(37,956)	(71,725)
物業、廠房及設備折舊	136,522	140,743
攤銷無形資產	–	4,934
攤銷商譽	1,634	495
持有證券投資之未變現虧損	232,636	139,972
出售證券投資之(收益)虧損	(71,760)	15,182
呆壞賬撥備	85,741	74,582
物業、廠房及設備之減值虧損	345,761	529,041
附屬公司及聯營公司之商譽減值虧損	–	14,005
於聯營公司之權益之減值虧損	–	3,587
發展中／待發展物業之減值虧損	–	28,793
待售物業之減值虧損	1,185	11,081
投資物業之減值虧損	9,069	–
投資物業重估虧絀	–	19,977
存貨撥備	20,347	10,012
貸款及應收利息撥備	57,232	50,413
出售物業、廠房及設備之(收益)虧損	(82)	2,827
出售／攤薄於附屬公司權益之收益	(64,193)	(63,047)
出售／攤薄於聯營公司權益之收益	(14,980)	–
出售投資物業之虧損	2,000	50
營運資金變動前之經營現金流量	250,892	3,725
待售物業減少	51,796	70,300
存貨增加	(103,859)	(57,621)
應收貿易賬款增加	(95,961)	(11,759)
其他應收款項、按金及預付款項增加	(54,138)	(109,333)
向承建商墊支減少	9,439	–
應付賬款、其他應付款項及應計費用增加	332,428	198,178
應付所得税及其他應付税項增加(減少)	5,112	(7,614)
經營所得現金淨額	395,709	85,876
利息支出	(96,496)	(121,235)
已付附屬公司少數股東之股息	(4,285)	(4,124)
已繳其他司法權區税項	(2,869)	(8,953)
已收其他司法權區税項撥回	–	6
經營業務所得(所用)之現金淨額	292,059	(48,430)

綜合現金流量報表(續)

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
投資業務			
應收款項之償還款項		545,621	389,990
出售證券投資所得款項		277,823	400,960
出售物業、廠房及設備所得款項		77,670	5,818
已抵押銀行存款減少		58,681	528,831
已收利息		2,759	71,725
出售/攤薄聯營公司權益所得款項		9,204	–
少數股東之償還款項		5,357	1,309
出售/攤薄附屬公司所得款項 (已扣除出售之現金及現金等額)	35	(38,484)	283,806
證券投資所得股息		3,732	5,509
應收賬款之墊款		(1,226,081)	(670,140)
購入證券投資		(365,544)	(282,802)
於聯營公司之投資		(347,189)	(44,100)
購置物業、廠房及設備		(327,081)	(279,977)
就收購附屬公司之已付按金		(75,000)	–
提供予聯營公司之墊款		(47,018)	(17,560)
購入附屬公司(已扣除購入之現金及現金等額)	36	(511)	(354,450)
收購土地發展權所付款項		(11,960)	(2,727)
發展中/待發展物業之成本		(3,760)	(8,392)
出售投資物業所得款項		–	14,450
聯營公司之資本滙回利潤		–	9,366
投資業務(所用)所得現金淨額		(1,461,781)	51,616
融資活動			
預收應付借貸		986,017	–
新籌集之銀行貸款及其他借貸		1,414,478	1,183,688
發行可換股票據		66,000	–
發行股份所得款項		59,873	–
少數股東出資		48,816	42,602
預收已收存款		10,795	–
償還銀行貸款及其他借貸		(1,256,252)	(1,393,529)
償還應付貸款		(450,851)	–
向少數股東償還之款項		(43,104)	–
向關連公司償還之款項		(7,027)	(16,917)
發行股份支出		(2,405)	–
還款予聯營公司		(71)	–
融資租約債項之償還款項		(13)	(9)
關連公司提供之墊款		–	53,409
聯營公司提供之墊款		–	9,625
融資活動所得(所用)現金淨額		826,256	(121,131)

綜合現金流量報表(續)

截至二零零二年十二月三十一日止年度

	附註	二零零二年 千港元	二零零一年 千港元
現金及現金等額減少		(343,466)	(117,945)
年初之現金及現金等額		744,927	873,326
滙率變動之影響		474	(10,454)
年終之現金及現金等額		401,935	744,927
現金及現金等額結餘分析			
銀行結餘及現金		425,397	744,927
銀行透支		(23,462)	—
		401,935	744,927

財務報表附註

於二零零二年十二月三十一日

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註18及19。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則。採納該等會計實務準則導致現金流量表及權益變動表之呈列格式有變，但對現時或以往會計期間之業績並無重大影響。因此，毋須作出前期調整。

外幣

會計實務準則第11號「外幣換算」之修訂取消了以往可按年結日滙率換算海外附屬公司/聯營公司收益表之選擇。此項會計政策之轉變對目前或以往會計期間之業績並無重大影響。

正終止經營業務

會計實務準則第33號「正終止經營業務」關於正終止經營業務之財務資料呈報，並取代了以往在會計實務準則第2號「期間溢利或虧損淨額、重大錯誤及會計政策轉變」所收錄之規定。根據會計實務準則第33號，有關正終止經營業務之財務報表金額自訂立具約束力之銷售協議，或自詳盡終止經營業務計劃公佈起分開披露。採納會計實務準則第33號導致本集團將收費高速公路、消費品、電子產品、物業投資及酒店業務劃分為本年度之正終止經營業務，詳情載於附註5。

僱員福利

於本年度，本集團採納會計實務準則第34號「僱員福利」，該準則引入有關僱員福利之計量準則，當中包括退休福利計劃。由於本集團只參與定額供款退休福利計劃，採納會計實務準則第34號對財務報表並無重大影響。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收益。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收益。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入(包括就附有營業租約之物業預早開列發票之租金)乃於有關租約期內按直線基準予以確認。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超出假設有關資產未有於過往年度確認減值虧損時所釐定之賬面值。減值虧損之撥回即時確認為收益。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值(以專業估值為依據)入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外；在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期(包括續租年期)為二十年或以下者除外。

物業、廠房及設備

在建物業及在建工程

在建物業及在建工程按成本(包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本)減去累計減值虧損列賬。在建物業及在建工程亦不予折舊或攤銷，直至有關物業或資產落成及投入用途為止。

其他物業、廠房及設備

物業、廠房及設備(在建物業、收費高速公路及在建工程除外)乃按成本減折舊以及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

收費高速公路乃以投入資金計算基準提撥折舊，而全年折舊開支乘以年複合比率4%所得之數，將相等於持有收費高速公路之有關公司合營期間結束時之收費高速公路成本。

其他物業、廠房及設備項目之折舊乃按其估計可使用年期以直線基準法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10%－25%
機器及設備	10%－20%
汽車	12.5%－25%

根據融資租賃持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

持有至到期日債務證券以外之投資列作投資證券及其他投資。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

借貸成本撥作資本

收購、建造或生產合資格資產(即需一段時間才可用於其擬定用途或銷售之資產)直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

租賃資產

凡根據租約條款，資產擁有權之絕大部份風險與回報轉歸本集團所有之租約，均列作融資租約。根據融資租約持有之資產按收購當日之公平值撥充資本。出租人之相應債務(扣除利息開支)乃計入資產負債表作融資租賃承擔。融資成本(指總租賃承擔與所購入資產公平值之差額)於有關租約期間在收益表扣除，以此得出各會計年度有關承擔餘額之定期固定支出率。

所有其他租約皆列作經營租約，應付租金以直線法按相關租約年期在收益表扣除。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

以港元以外之貨幣交易初步均按交易當日之率折算。以港元以外之貨幣為單位之貨幣資產及負債則按結算日之率再行折算。因兑而產生之損益均列入收益表內處理。

於綜合賬目時，本集團香港以外業務之資產及負債按結算日之通行滙率換算。收支項目按年內平均滙率換算。由此產生之滙兑差額(如有)列作權益並轉入本集團之滙兑儲備。該等滙兑差額於出售業務期間確認作收入或開支。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

税項

税項支出乃根據本年度之業績計算，並就毋須課税或不獲扣税之項目作出調整。在入賬確認若干收支項目時，由於課税上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差税務影響在財務報表內確認為遞延税項，僅以可能於可預見將來實現之負債或資產為限。

4. 營業額

	二零零二年 千港元	二零零一年 千港元
貨品銷售，扣除退貨及銷售稅	3,435,370	2,986,793
經營收費高速公路	66,418	—
物業銷售	51,231	58,800
酒店經營	42,378	50,518
租金收入	6,338	5,982
出版報章	—	132,311
	3,601,735	3,234,404

本集團主要在中華人民共和國(「中國」，包括香港)經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	正終止經營業務							持續經營業務						
	經營收費高速公路 千港元 (附註a)	消費品 千港元 (附註b)	電子產品 千港元 (附註b)	物業投資 千港元 (附註c)	酒店經營 千港元 (附註c)	重工業 千港元 (附註d)	小計 千港元	輪胎 千港元	藥品 千港元	證券投資及應收賬款 千港元	其他 千港元	小計 千港元	對銷 千港元	綜合 千港元
截至二零零二年十二月三十一日止年度														
收益														
對外銷售	66,418	–	–	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	94,055	3,494,294	–	3,792,934
分部間銷售	–	–	–	–	–	–	–	–	–	–	1,840	1,840	(1,840)	–
	66,418	–	–	57,953	42,378	131,891	298,640	3,063,693	264,786	71,760	95,895	3,496,134	(1,840)	3,792,934
業績														
分部業績	(45,968)	–	–	(14,352)	(300)	18,023	(42,597)	(73,789)	18,058	(284,532)	85,161	(255,102)	(984)	(298,683)
未分攤企業支出														(191,537)
融資成本														(109,460)
利息收入	–	391	–	–	270	–	661	17,772	92	19,431	–	37,295	–	37,956
股息收入	–	1,369	–	–	–	–	1,369	–	–	2,363	–	2,363	–	3,732
所佔聯營公司之業績	–	–	–	–	(151)	–	(151)	(94,415)	–	(43,190)	182	(137,423)	–	(137,574)
稅前虧損														(695,566)
稅項														(18,041)
未計少數股東權益之虧損														(713,607)
少數股東權益														236,500
年度虧損淨額														(477,107)

	正終止經營業務							持續經營業務						
	經營收費高速公路 千港元 (附註a)	消費品 千港元 (附註b)	電子產品 千港元 (附註b)	物業投資 千港元 (附註c)	酒店經營 千港元 (附註c)	重工業 千港元 (附註d)	小計 千港元	輪胎 千港元	藥品 千港元	證券投資及應收賬款 千港元	其他 千港元	小計 千港元	對銷 千港元	綜合 千港元
於二零零二年十二月三十一日之資產與負債														
資產														
分部資產	–	–	–	–	–	–	–	2,064,209	114,115	1,151,287	729,692	4,059,303	–	4,059,303
於聯營公司之權益	–	–	–	–	306,326	–	306,326	238,730	–	135,935	337	375,002	–	681,328
未分攤總資產														9,951
綜合總資產														4,750,582
負債														
分部負債	–	–	–	–	–	–	–	(838,339)	(96,221)	–	(282,293)	(1,216,853)	–	(1,216,853)
未分攤企業負債														(1,084,188)
綜合總負債														(2,301,041)
截至二零零二年十二月三十一日止年度之其他資料														
資本支出														
－物業、廠房及設備	1,240	–	–	7,830	9,691	3,191	21,952	272,142	40,204	–	13	312,359	–	334,311
－發展中／待發展物業	–	–	–	3,760	–	–	3,760	–	–	–	–	–	–	3,760
折舊及攤銷	23,784	–	–	1,659	1,338	2,063	28,844	97,402	11,090	–	820	109,312	–	138,156
減值虧損	70,467	–	–	10,254	–	–	80,721	275,294	–	–	–	275,294	–	356,015
其他非現金支出	–	–	–	–	–	–	–	37,795	–	358,161	–	395,956	–	395,956
出售證券投資收益	–	–	–	–	–	–	–	–	–	71,760	–	71,760	–	71,760
出售物業、廠房及設備收益	–	–	–	–	–	–	–	–	–	–	82	82	–	82
出售投資物業虧損	–	–	–	–	–	–	–	–	–	–	2,000	2,000	–	2,000

分部間收益乃按集團公司所決定及協定之條款收取。

	正終止經營業務								持續經營業務						
	出版報章 千港元 (附註e)	經營收費高速公路 千港元	消費品 千港元	電子產品 千港元	物業投資 千港元	酒店經營 千港元	重工業 千港元	小計 千港元	輪胎 千港元	藥品 千港元	證券投資及應收賬款 千港元	其他 千港元	小計 千港元	對銷 千港元	綜合 千港元
截至二零零一年十二月三十一日止年度															
收益															
對外銷售	132,311	–	189,706	24,310	65,455	50,518	115,036	577,336	2,599,622	62,071	–	75,929	2,737,622	–	3,314,958
分部間銷售	–	–	–	–	1,685	–	–	1,685	–	–	–	2,193	2,193	(3,878)	–
	132,311	–	189,706	24,310	67,140	50,518	115,036	579,021	2,599,622	62,071	–	78,122	2,739,815	(3,878)	3,314,958
業績															
分部業績	(31,663)	(360,272)	7,180	(6,998)	(138,553)	(18,125)	2,583	(545,848)	(128,124)	8,591	(206,741)	(2,782)	(329,056)		(874,904)
未分攤企業支出															(104,018)
融資成本															(81,462)
利息收入	–	–	150	53	–	2,899	83	3,185	9,515	36	58,989	–	68,540		71,725
股息收入	–	–	–	–	–	–	–	–	–	–	5,414	95	5,509		5,509
所佔聯營公司之業績	(8,998)	–	–	–	–	–	–	(8,998)	–	(6,995)	–	(2,004)	(8,999)		(17,997)
稅前虧損															(1,001,147)
稅項															(5,982)
未計少數股東權益之虧損															(1,007,129)
少數股東權益															408,399
年度虧損淨額															(598,730)
於二零零一年十二月三十一日之資產與負債															
資產															
分部資產	–	841,836	111,669	20,933	602,285	208,102	124,177	1,909,002	2,704,852	185,625	1,037,962	96,889	4,025,328		5,934,330
於聯營公司之權益	64,899	–	–	–	–	–	–	64,899	–	–	–	111,369	111,369		176,268
未分攤總資產															143,978
綜合總資產															6,254,576
負債															
分部負債	–	(721,246)	(40,281)	(10,723)	(121,401)	(8,693)	(44,244)	(946,588)	(637,412)	(84,061)	–	(2,191)	(723,664)		(1,670,252)
未分攤企業負債															(1,039,952)
綜合總負債															(2,710,204)

	正終止經營業務								持續經營業務						
	出版報章	經營收費高速公路	消費品	電子產品	物業投資	酒店經營	重工業	小計	輪胎	藥品	證券投資及應收賬款	其他	小計	對銷	綜合
	千港元 (附註e)	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
截至二零零一年十二月三十一日止年度之其他資料															
資本支出															
－物業、廠房及設備	41,383	273,565	11,167	34	21,508	–	4,191	351,848	118,195	114,393	–	1,000	233,588		585,436
－發展中／待發展物業	–	–	–	–	8,392	–	–	8,392	–	–	–	–	–		8,392
－投資物業	–	–	–	–	96,510	–	–	96,510	–	–	–	–	–		96,510
折舊及攤銷	18,165	–	7,594	837	1,792	–	4,346	32,734	110,796	1,079	–	1,563	113,438		146,172
減值虧損	–	360,272	–	–	103,131	25,000	–	488,403	80,512	–	–	17,592	98,104		586,507
其他非現金支出	–	–	–	–	–	–	–	–	94,984	–	179,995	–	274,979		274,979
出售投資物業虧損	–	–	–	–	50	–	–	50	–	–	–	–	–		50
出售證券投資虧損	–	–	–	–	–	–	–	–	–	–	15,182	–	15,182		15,182
出售物業、廠房及設備虧損	–	–	–	–	–	–	–	–	–	–	–	2,827	2,827		2,827
投資物業重估虧絀	–	–	–	–	19,977	–	–	19,977	–	–	–	–	–		19,977

分部間收益乃按集團公司所決定及協定之條款收取。

附註：

(a) 二零零二年九月，本集團非全資附屬公司珀麗酒店集團有限公司(「珀麗酒店」，前稱中國置地集團有限公司)訂立諒解備忘錄，出售其一間從事收費高速公路業務之附屬公司權益。出售事項完成後，本集團並無持有收費高速公路業務之權益，而收費高速公路業務之業務分部於本年度被視作正終止經營業務。

(b) 二零零二年一月，本集團出售其於寧波中策太豐食品股份有限公司(「太豐食品」)及杭州中策電器(股份)有限公司(「杭州電器」)之權益。太豐食品主要從事食品生產及買賣，杭州電器則主要從事電子產品生產及買賣，分別代表消費品及電子產品之業務分部。

出售事項完成後，本集團並無持有太豐食品及杭州電器之權益，而消費品及電子產品之業務分部於本年度被視作正終止經營業務。

(c) 二零零二年十二月，本集團進行大規模集團重組，導致本集團於珀麗酒店之權益由約65.56%減至約32.20%。珀麗酒店主要從事酒店營運及物業投資業務。集團重組活動完成後，酒店業務及物業投資之業務分部於本年度被視作正終止經營業務。

(d) 二零零二年八月，本集團出售其於中國拖拉機及汽車製造集團有限公司(「中國拖拉機」)及一拖(寧波)中策拖拉機汽車有限公司(「一拖」)之權益。中國拖拉機及一拖之主要業務為製造及買賣拖拉機及汽車相關產品，代表重工業之業務分部。

出售事項完成後，本集團並無持有中國拖拉機及一拖之權益，而重工業之業務分部於本年度被視作正終止經營業務。

(e) 二零零一年十二月，本集團出售其於Actiwater Resources Limited（主要業務為出版報章）予現代旌旗出版集團有限公司（「現代旌旗出版」，前稱成報傳媒集團有限公司）。出售事項完成後，本集團持有現代旌旗出版約27.97%權益，而報章出版之業務分部於二零零一年被視作正終止經營業務。

終止經營業務於終止經營當日之資產及負債合計賬面值如下：

	二零零二年						二零零一年
	經營高速公路業務	消費產品	電子產品	物業投資及酒店業務	重工業	總計	出版報章
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
總資產	728,010	138,620	27,821	908,670	191,405	1,994,526	204,996
總負債	(649,650)	(46,425)	(14,405)	(264,749)	(145,319)	(1,120,548)	(248,919)
經營現金流入（出）	44,561	–	(4,782)	80,877	8,606	129,262	54,774
有關投資活動之現金流出	(3,867)	–	–	(48,025)	–	(51,892)	(29,515)
有關融資活動之現金流入（出）	(36,442)	–	–	65,068	(8,015)	20,611	66,972
經營現金流入（出）淨額	4,252	–	(4,782)	97,920	591	97,981	92,231

地區分部

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

	營業額	
	二零零二年	二零零一年
	千港元	千港元
中國，不包括香港	2,624,238	2,346,119
香港	246,372	228,058
海外	731,125	660,227
	3,601,735	3,234,404

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值於十二月三十一日		資本添置截至十二月三十一日止年度	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
中國，不包括香港	2,433,551	4,799,836	279,093	676,251
香港	2,297,828	1,052,700	58,978	14,087
海外	19,203	402,040	–	–
	4,750,582	6,254,576	338,071	690,338

6. 其他經營收入

	二零零二年 千港元	二零零一年 千港元
出售／攤薄於附屬公司權益之收益	64,193	63,047
出售／攤薄於聯營公司權益之收益	14,980	–
利息收入	37,956	71,725
出售證券投資收益	71,760	–
上市投資之股息收入	3,732	5,509
出售物業、廠房及設備之收益	82	–
滙兑收益淨額	8,700	946
廢料銷售	18,052	–
其他	13,432	16,561
	232,887	157,788

7. 其他支出

	二零零二年 千港元	二零零一年 千港元
以下項目之減值虧損：		
物業、廠房及設備		
–收費高速公路	70,467	360,272
–在建物業	–	63,257
–在建工程	45,354	61,493
–租賃物業	64,404	–
–酒店物業	–	25,000
–機器及設備	164,304	17,863
–汽車	1,232	1,156
	345,761	529,041
待售物業	1,185	11,081
投資物業	9,069	–
發展中／待發展物業	–	28,793
附屬公司及聯營公司之商譽	–	14,005
於聯營公司之權益	–	3,587
投資物業重估虧絀	–	19,977
存貨撥備	20,347	10,012
持有證券投資之未變現虧損	232,636	139,972
呆壞賬備抵	85,741	74,582
貸款及應收利息撥備	57,232	50,413
出售投資物業之虧損	2,000	50
出售證券投資之虧損	–	15,182
出售物業、廠房及設備之虧損	–	2,827
其他	6,573	–
	760,544	899,522

8. 經營虧損

	二零零二年 千港元	二零零一年 千港元
經營虧損已扣除下列各項：		
員工成本		
－董事酬金（附註9(a)）	3,205	2,696
－其他員工成本（附註9(b)）	318,041	302,566
－退休福利計劃供款，不包括董事	24,679	37,050
總員工成本	345,925	342,312
減：收費高速公路、發展中／待發展物業及在建物業之撥作資本金額	－	(6,565)
	345,925	335,747
核數師酬金		
本年度	7,846	6,521
去年之超額撥備	(380)	(2,135)
物業、廠房及設備之折舊及攤銷：		
－自置資產	136,496	140,967
－融資租約項下之資產	26	7
減：收費高速公路之撥作資本金額	－	(231)
	136,522	140,743
計入行政支出之無形資產攤銷	－	4,934
計入行政支出之商譽攤銷	1,634	495
及計入：		
扣除1,111,000港元（二零零一年：28,000港元）支出後之物業淨租金收入	12,272	11,886

9. 董事及僱員酬金

(a) 董事酬金

	二零零二年 千港元	二零零一年 千港元
袍金		
一執行董事	—	—
一非執行董事	—	295
一獨立非執行董事	178	216
	178	511
其他酬金		
一執行董事		
薪酬及其他利益	2,999	2,165
退休福利供款	28	20
	3,027	2,185
	3,205	2,696

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零二年 董事人數	二零零一年 董事人數
零至1,000,000	10	12
1,000,001至1,500,000	2	1

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職補償。

(b) 僱員酬金

本集團五名最高薪酬人士包括本公司三名(二零零一年：兩名)董事，彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零二年 千港元	二零零一年 千港元
酬金、薪酬及其他利益	1,680	3,595

港元	二零零二年 僱員人數	二零零一年 僱員人數
零至1,000,000	1	1
1,000,001至1,500,000	1	2

10. 融資成本

	二零零二年 千港元	二零零一年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	60,034	81,423
其他借貸	17,257	198
融資租約債項	10	9
	77,301	81,630
毋須於五年內悉數償還之銀行借貸利息	36,443	39,605
	113,744	121,235
減：在建工程／收費高速公路之撥作資本款額	(4,284)	(39,773)
	109,460	81,462

一般借貸組合於年內產生之借貸成本乃撥充資本，並以合資格資產開支乘以撥作資本比率5.87%計算。

11. 稅項

	二零零二年 千港元	二零零一年 千港元
稅項支出(抵免)包括：		
其他司法權區之稅項	18,041	12,982
過往年度之超額撥備	–	(7,000)
本公司及其附屬公司應佔稅項	18,041	5,982

由於本公司與其附屬公司在兩年內均無應課稅溢利，故並無在財務報表作出香港利得稅撥備。

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司及其若干附屬公司錄得虧損，故毋須納稅。

遞延稅項之詳情載於附註32。

12. 每股虧損

每股基本虧損乃根據年度之虧損淨額477,107,000港元(二零零一年：598,730,000港元)及年內已發行普通股之經調整加權平均數620,259,682股(二零零一年：經調整468,933,386股)計算，並已就附註28所載本公司配售新股之影響作出調整。

由於行使購股權及認股權證會導致截至二零零二年及二零零一年十二月三十一日止年度每股虧損減少，故此並無列示該兩個年度之每股攤薄虧損。

13. 投資物業

	本集團	
	二零零二年	二零零一年
	千港元	千港元
估值		
於一月一日	49,341	71,818
收購附屬公司所得	–	96,510
出售附屬公司時撤銷	(28,272)	(84,510)
出售	(12,000)	(14,500)
減值虧損	(9,069)	–
重估所產生之虧絀	–	(19,977)
於十二月三十一日	–	49,341

於本年度，本集團參考售價後得出位於中國之投資物業錄得減值虧損9,069,000港元，有關款項已於綜合收益表扣除。

投資物業之賬面值包括：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
於香港以中期租約持有之物業	–	12,000
於中國以中期土地使用權持有之物業	–	37,341
	–	49,341

所持有之投資物業乃用作按經營租約租出。

14. 物業、廠房及設備

	土地及樓宇	傢俬及裝置	機器及設備	汽車	在建物業	收費高速公路	在建工程	酒店物業	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本值									
於二零零二年一月一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	225,000	3,609,959
幣值重估	(176)	–	(479)	(14)	–	–	(16)	–	(685)
收購附屬公司所得	–	–	219	–	–	–	–	–	219
重新分類	146	(146)	–	–	–	–	–	–	–
添置	6,727	32,117	56,778	4,805	7,760	–	225,905	–	334,092
轉撥	17,262	32,643	126,449	–	–	–	(176,354)	–	–
出售	(12,862)	(20,500)	(93,256)	(2,809)	–	–	–	–	(129,427)
出售附屬公司	(121,950)	(11,356)	(195,349)	(9,245)	(411,849)	(1,170,838)	(82,582)	(225,000)	(2,228,169)
於二零零二年十二月三十一日	345,297	59,743	1,028,341	33,675	–	–	118,933	–	1,585,989
折舊及攤銷									
於二零零二年一月一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	25,000	1,157,760
幣值重估	(53)	(1)	(204)	(8)	–	–	–	–	(266)
重新分類	191	(191)	–	–	–	–	–	–	–
年內撥備	20,214	10,802	78,802	3,365	–	23,339	–	–	136,522
已確認減值虧損	64,404	–	164,304	1,232	–	70,467	45,354	–	345,761
出售後撇除	(8,986)	(16,231)	(24,353)	(2,269)	–	–	–	–	(51,839)
出售附屬公司後撇除	(30,450)	(1,812)	(104,735)	(7,902)	(63,257)	(454,078)	(61,493)	(25,000)	(748,727)
於二零零二年十二月三十一日	169,337	4,052	598,776	21,692	–	–	45,354	–	839,211
賬面淨值									
於二零零二年十二月三十一日	175,960	55,691	429,565	11,983	–	–	73,579	–	746,778
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199

(a) 於二零零一年十二月三十一日，納入收費高速公路之賬面淨值為撥作資本之利息77,719,000港元。

(b) 誠如附註5(a)所述，本集團參考出售收費高速公路之售價而審議收費高速公路之賬面值，並錄得約70,467,000港元之減值虧損，有關金額已在於本年度在綜合收益表確認。

(c) 此外，由於國內一家輪胎廠附屬公司錄得經常性虧損，本集團參照根據貼現現金流量法釐定之估計價值而審議機器及設備之賬面值，由此得出約164,304,000港元減值虧損。有關金額已於本年度在綜合收益表確認。

(d) 本集團亦有參照估計淨售價而審議若干附屬公司持有之土地及樓宇、汽車及在建工程之賬面值，由此得出約110,990,000港元減值虧損。有關金額已於本年度在綜合收益表確認。

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	總額 千港元
本公司					
成本值					
於二零零二年一月一日	6,824	1,660	1,643	541	10,668
添置	–	–	12	–	12
出售	–	(172)	(339)	–	(511)
於二零零二年十二月三十一日	6,824	1,488	1,316	541	10,169
折舊					
於二零零二年一月一日	361	371	1,146	68	1,946
年內撥備	171	313	194	134	812
出售後撇除	–	(81)	(338)	–	(419)
於二零零二年十二月三十一日	532	603	1,002	202	2,339
賬面淨值					
於二零零二年十二月三十一日	6,292	885	314	339	7,830
於二零零一年十二月三十一日	6,463	1,289	497	473	8,722

於結算日，本集團及本公司之土地及樓宇均於中國(不包括香港)以中期土地使用權持有。

汽車於二零零二年十二月三十一日之賬面淨值包括關於根據融資租約持有之資產約237,000港元(二零零一年：263,000港元)之款項。

15. 發展中／待發展物業

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
成本值		
於一月一日	137,000	157,401
年內產生之發展成本	3,760	8,392
減值虧損	–	(28,793)
出售附屬公司	(140,760)	–
於十二月三十一日	–	137,000

包括：

	二零零二年 千港元	二零零一年 千港元
於中國(不包括香港)以中期土地使用權持有之物業	–	111,000
於中國(不包括香港)以長期土地使用權持有之物業	–	26,000
	–	137,000

16. 收購土地發展權所付款項

本集團及本公司

於截至二零零一年十二月三十一日止年度，本公司與北京市順義區李橋鎮人民政府(「李橋鎮人民政府」)就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約人民幣230,000,000元(相等於216,981,000港元)。

於二零零二年十二月三十一日，本公司支付部份款項，為數約人民幣8,000,000元，相等約7,441,000港元(二零零一年：人民幣3,000,000元，相等於約2,727,000港元)。

此外，於本年度，本公司已就此項目支付顧問費及項目管理費合計約7,246,000港元，上述金額已計入就收購土地發展權而支付之款項。

17. 商譽

	本集團	
	二零零二年	二零零一年
	千港元	千港元
成本值		
於一月一日	33,203	—
收購附屬公司所產生	—	53,112
出售附屬公司時對銷	(121)	(19,909)
於十二月三十一日	33,082	33,203
攤銷		
於一月一日	495	—
年內撥備	1,634	495
於十二月三十一日	2,129	495
賬面淨值		
於十二月三十一日	30,953	32,708

商譽按直線基準分二十年攤銷。

18. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零二年 千港元	二零零一年 千港元
於附屬公司之投資		
海外上市股份，按成本值	228,703	228,703
非上市股份，按成本值	91,263	100,483
	319,966	329,186
上市股份之市值	10,530	23,868
應收附屬公司款項		
附屬公司之欠款	3,876,129	3,598,640
減：撥備	(2,134,348)	(2,083,185)
	1,741,781	1,515,455
應付附屬公司款項		
欠附屬公司之款項	676,601	709,918

董事認為，應收及應付附屬公司之款項為無抵押、免息及無固定還款期。該等款項不大可能於一年內償還，故列作非流動項目。

於二零零二年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited (「Australia Net.Com」)(附註 e)	澳洲 (附註 a)	31,184,116澳元	–	57.26	投資控股
中國製藥工業集團有限公司 (附註 e)	香港	2港元	–	57.26	投資控股
China Enterprises Limited (「China Enterprises」) (附註 e)	百慕達 (附註 b)	附有投票權 普通股30,000美元 普通股60,173美元	33.27 (附註 b)	24.84 (附註 b)	投資控股
雙喜輪胎工業股份有限公司 (「雙喜」)(附註 d)	中國	人民幣 280,684,311元	–	55 (附註 b)	暫無營業
大寨中策水泥股份有限公司(附註 d)	中國	人民幣 17,000,000元	51	–	製造水泥

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
杭州中策橡膠有限公司(「杭州橡膠」)(附註d)	中國	人民幣469,748,777元	–	51 (附註b)	製造輪胎
Tung Fong Hung Investment Limited (「東方紅」)(附註c)	英屬處女群島	10,000美元	–	100	中西藥品製造及貿易
銀川中策(長城)橡膠有限公司(「銀川中策」)(附註d)	中國	人民幣667,833,101元	–	51 (附註b)	製造輪胎

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. China Enterprises主要於中國經營業務，其股份於二零零二年九月二十七日前在紐約證券交易所(「紐約交易所」)上市，惟因China Enterprises未能符合紐約交易所之持續上市標準而於該日起暫停買賣。紐約交易所於二零零二年十二月三十一日知會China Enterprises，表示證券交易委員會經已批准紐約交易所根據一九三四年證券交易法申請將China Enterprises普通股除牌及取消其在紐約交易所之登記，由二零零二年十二月三十日起生效。二零零二年十一月二十六日，China Enterprises之普通股開始於美國場外交易報價板買賣。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權權益。China Enterprises為控股公司，於二零零二年十二月三十一日擁有雙喜、杭州橡膠及銀川中策之大多數股權。

c. 東方紅於香港經營業務。

d. 此乃中國中外合資經營企業。

e. 此乃於各自之司法權區註冊成立之有限公司。

各附屬公司於年終或年內任何時間概無任何仍然有效之債務證券。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產及負債之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

19. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
於聯營公司之權益				
所佔資產淨值	714,070	156,132	–	–
商譽				
於一月一日	20,136	–	–	–
收購聯營公司所產生	91,784	20,136	–	–
減：攤銷	(1,147)	–	–	–
攤薄聯營公司權益時變現	(20,136)	–	–	–
於十二月三十一日	90,637	20,136	–	–
負商譽				
於一月一日	–	–	–	–
收購聯營公司所產生	(123,379)	–	–	–
於十二月三十一日	(123,379)	–	–	–
非上市股份，按成本值	–	–	2	2
	681,328	176,268	2	2

商譽按直線基準分十年攤銷。負商譽分十年轉出為收入。

應收聯營公司款項				
聯營公司欠款	60,535	13,517	14	473
應付聯營公司款項				
欠聯營公司款項	189	9,625	187	–
聯營公司上市股份之市值	567,143	155,837	–	–

於二零零二年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
珀麗酒店集團有限公司（「珀麗酒店」，前稱中國置地集團有限公司）（附註a及c）	百慕達	香港及中國	32.20	經營酒店及物業投資
辰達永安旅遊（控股）有限公司（「辰達永安」）（附註a及c）	百慕達	香港	32.21	提供旅遊團、旅遊、運輸及其他相關服務
東方燃氣集團有限公司（「東方燃氣」，前稱友聯建築材料國際集團有限公司）（附註a及c）	百慕達	香港及中國	43.06	買賣磁磚及浴室配具及證券買賣
杭州朝陽橡膠有限公司（附註b及c）	中國	中國	49.20	輪胎製造

附註：

(a) 珀麗酒店、辰達永安及東方燃氣之股份於香港聯交所上市。

(b) 杭州朝陽橡膠有限公司為杭州橡膠之聯營公司。

(c) 此為所屬司法權區之有限公司。

應收／應付聯營公司款項為無抵押、免息及須於要求時償還。

以下為本集團於年內收購之主要聯營公司最近期公佈之財務資料概要：

年度／期間之綜合業績：

	珀麗酒店 二零零二年 一月一日至 二零零二年 十二月三十一日 千港元	辰達永安 二零零二年 四月一日至 二零零二年 十二月三十一日 千港元	東方燃氣 二零零二年 四月一日至 二零零二年 九月三十日 千港元	總計 千港元
營業額	181,692	1,323,286	79,456	1,584,434
除稅前並計及 少數股東權益虧損	(99,810)	(302,917)	(43,357)	(446,084)
本集團應佔自收購日期起計 之除稅前並計及 少數股東權益虧損	(1,600)	(87,751)	(3,275)	(92,626)

綜合財務狀況：

	珀麗酒店 於二零零二年 十二月三十一日 千港元	辰達永安 於二零零二年 十二月三十一日 千港元	東方燃氣 於二零零二年 九月三十日 千港元	總計 千港元
非流動資產	2,126,452	901,106	149,078	3,176,636
流動資產	166,972	536,923	534,215	1,238,110
流動負債	(186,306)	(478,490)	(402,524)	(1,067,320)
非流動負債	(1,056,027)	(298,248)	(3,220)	(1,357,495)
少數股東權益	(103,766)	–	(24,606)	(128,372)
資產淨值	947,325	661,291	252,943	1,861,559
本集團應佔資產淨值：				
於二零零二年十二月三十一日	305,039	213,002	105,642	623,683

於二零零二年十二月三十一日，收購辰達永安產生負商譽。二零零二年四月，本集團以約130,000,000港元代價收購辰達永安約34.58%權益，該項權益於辰達永安發行股份及購回股份後進一步攤薄至約32.21%。

於二零零二年十二月三十一日，收購東方燃氣產生商譽。於本年度，本集團以約210,000,000港元代價收購東方燃氣約43.06%權益。

於二零零一年十二月三十一日之商譽主要來自於二零零一年十二月收購現代旌旗出版。有關款項已隨本集團於現代旌旗出版之權益由於聯營公司之權益攤薄至其他投資而轉入收益表。

於本年度，本集團於PacificNet, Inc.之權益因PacificNet, Inc.配發及發行新股，由約29.52%攤薄至約9.93%。因此，於PacificNet, Inc.之權益已重新列作其他投資。

於二零零二年十二月，本集團進行大規模集團重組，致使於珀麗酒店之權益由約65.56%攤薄至約32.20%。

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

20. 應收賬款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
應收貸款及應收利息				
一有抵押(附註a)	230,300	270,474	–	–
一無抵押(附註b)	578,171	189,039	82,529	41,457
應收關連公司款項(附註c)	6	534	–	28
	808,477	460,047	82,529	41,485
減：撥備	(105,232)	(50,413)	–	–
	703,245	409,634	82,529	41,485
減：一年內到期並列作流動資產之款項	(680,659)	(107,195)	(59,943)	(16,239)
一年後到期之款項	22,586	302,439	22,586	25,246

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited(「Danwei」)及Lucklong Venture Limited(「Lucklong」)的121,500,000港元(二零零一年：123,491,000港元)及108,800,000港元(二零零一年：110,583,000港元)之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

應收貸款均按當前市場利率計息。

(b) 無抵押貸款及應收利息中包括應收本集團前聯營公司中國發展集團有限公司之墊款約103,757,000港元(二零零一年：45,183,000港元)。

無抵押貸款及應收利息包括應收接受投資公司之附屬公司及本集團之聯營公司分別約40,299,000港元(二零零一年：51,701,000港元)及78,193,000港元(二零零一年：零)之款項。

所有應收貸款均按當前市場利率計息。

(c) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
保華德祥管理有限公司	6	24	–	–
最佳拍檔有限公司(前稱Star East Bob Limited	–	160	–	–
東方魅力管理有限公司	–	157	–	–
Rosedale Hotel Management Limited	–	113	–	–
東方魅力集團有限公司	–	80	–	28
	6	534	–	28

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

21. 證券投資

	本集團 其他投資		本公司 其他投資	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
股本證券：				
上市	265,931	261,403	–	–
非上市	46,952	73,279	9,892	18,692
	312,883	334,682	9,892	18,692
債務證券：				
非上市	134,340	177,188	–	–
會所債券	825	1,538	825	825
總計	448,048	513,408	10,717	19,517
總計及列作：				
上市				
香港	239,016	214,248	–	–
其他地方	26,915	47,155	–	–
非上市	182,117	252,005	10,717	19,517
	448,048	513,408	10,717	19,517
分類為				
流動	37,363	40,000	–	–
非流動	410,685	473,408	10,717	19,517
	448,048	513,408	10,717	19,517
上市證券之市值	265,931	261,403	–	–

香港上市證券於二零零二年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別6.73%(二零零一年：9.16%)及10%(二零零一年：10%)之權益，價值分別為11,988,250港元(二零零一年：71,005,500港元)及52,984,800港元(二零零一年：60,834,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立，兩者均於香港聯交所上市。

此外，現代旌旗出版進行配售新股以及本集團於珀麗酒店之權益攤薄後，本集團於現代旌旗出版之權益由屬於聯營公司權益轉為其他投資。於二零零二年十二月三十一日，本集團於現代旌旗出版權益之市值約為33,211,000港元。

非上市債務證券於二零零二年十二月三十一日之賬面值包括於由金匡企業有限公司(香港聯交所上市)發行之可換股債券(「金匡債券」)之8,000,000港元(二零零一年：52,585,000港元)投資。金匡債券並不計息，並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利，可於二零零二年十二月十日至二零零四年十二月十日止任何時間，按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

非上市債務證券於二零零二年十二月三十一日之賬面值亦包括向第三者提供之承兑票據2,540,000港元(二零零一年：40,000,000港元)，該承兑票據按當時市場年利率計息，須應要求償還，並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

22. 來自／給予少數股東之貸款

本集團

有關款項為無抵押、免息及隨著本集團於珀麗酒店之權益被攤薄後出售。

23. 待售物業

本集團

待售物業以可變現淨值列賬。

於本年度，待售物業隨著本集團於珀麗酒店之權益被攤薄後出售。

24. 存貨

	本集團	
	二零零二年	二零零一年
	千港元	千港元
原料	330,660	312,952
在製品	21,414	19,007
製成品	475,670	458,329
	827,744	790,288

上述包括按可變現淨值列賬之原料330,660,000港元(二零零一年：312,952,000港元)、在製品零港元(二零零一年：19,007,000港元)及製成品475,670,000港元(二零零一年：458,329,000港元)。

於年內支銷之存貨成本約為3,052,768,000港元(二零零一年：2,771,566,000港元)。

25. 應收貿易賬款

本集團一般給予貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
0至90日	387,848	330,169
90至180日	89,724	93,564
180日以上	56,387	57,291
	533,959	481,024

26. 應付賬款、其他應付款項及應計費用

應付賬款、其他應付款項及應計開支包括下列賬齡之應付款項：

	本集團 二零零二年 千港元	本集團 二零零一年 千港元
0至90日	219,156	278,148
90至180日	48,641	43,876
180日以上	109,345	75,570
	377,142	397,594
加：其他應付款項及應計費用	515,022	598,112
	892,164	995,706

27. 應付關連公司款項

應付關連公司款項之詳情如下：

	附註	本集團 二零零二年 千港元	本集團 二零零一年 千港元	本公司 二零零二年 千港元	本公司 二零零一年 千港元
Nation Cheer Investment Limited	(i)	122,702	–	122,702	–
Hanny Magnetics Limited	(i)	104,595	1,234	103,457	151
德祥企業管理有限公司	(ii)	42,937	29,539	35	328
Paul Y. Project Management International Limited	(i)	1,879	–	1,879	–
Mass Success International Limited	(i)	71	594	71	594
保華德祥管理有限公司	(i)	–	127	–	–
Paul Y. – ITC Construction Company Limited	(i)	–	3,634	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	–	1,364	–	–
		272,184	36,492	228,144	1,073
減：一年內到期並列作流動負債之金額		(46,155)	(36,492)	(2,115)	(1,073)
一年後到期之金額		226,029	–	226,029	–

所有款項均為無抵押及按當前市場利率計息。除應付Nation Cheer Investment Limited 及Hanny Magnetics Limited 之款項為於結算日起計一年後償還外，其餘款項均須應要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

28. 股本

	附註	股份數目	價值 千港元
法定：			
每股面值0.10港元之普通股 於二零零一年一月一日		8,000,000,000	800,000
股份合併	(a)	(7,200,000,000)	–
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(a)	–	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(a)	7,200,000,000	720,000
每股面值0.10港元之普通股 於二零零一年及二零零二年十二月三十一日		8,000,000,000	800,000
已發行及繳足：			
每股面值0.10港元之普通股 於二零零一年一月一日		4,609,789,420	460,979
股份合併	(a)	(4,148,810,478)	–
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(a)	–	(414,881)
每股面值0.10港元之普通股 於二零零一年十二月三十一日		460,978,942	46,098
發行股份	(b)	92,000,000	9,200
配售新股	(c)	276,489,471	27,649
每股面值0.10港元之普通股 於二零零二年十二月三十一日		829,468,413	82,947

附註：

(a) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組(「股本重組」)：

- 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股(「合併股份」)(「股份合併」)；
- 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元(「削減股本」)；
- 削減股本產生之進賬約414,881,000港元已撥入本公司之特別資本儲備賬；
- 待削減股本生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

(b) 本公司按每股0.20港元之價格向主要股東發行及配發92,000,000股每股面值0.10港元之本公司股份以換取現金，藉此籌集額外營運資金。所發行股份在各方面與其時現有已發行股份享有同等權益。

(c) 根據本公司股東於二零零二年八月七日舉行之股東特別大會上通過之決議案，276,489,471股每股面值0.10港元之新股份以配售新股(「配售新股」)之方式按每股0.15港元之發行價發行予股東，比例為每持有兩股現有股份可認購一股配售新股股份，並連同紅利發行認股權證。紅利發行認股權證乃根據配售新股按每接納五股配售新股股份獲三份認購權之基準發行予股東，紅利認股權證之初步認購價為每股0.16港元，可予調整。所得款項將由本公司用於支付有關毗鄰北京首都機場東面土地之聯合發展項目之須付土地補償之部份款項，上述聯合發展項目之詳情載於附註16。

29. 認股權證

於二零零二年十二月三十一日，本公司有賦予以現金認購最多達26,542,989港元股份權利之尚未行使認股權證。倘若該等尚未行使認股權證獲悉數行使，按本公司於二零零二年十二月三十一日之資本架構計算，本公司須就此發行165,893,682股每股面值0.10港元之新中策股份。

根據本公司認股權證所隨附之條件，認股權證之登記持有人有權憑每份認股權證，於發行日期起至二零零三年十二月三十一日(包括首尾兩日)期間內，隨時以現金按初步認購價每股0.16港元(可予調整)認購一股本公司新股份。

本年度內概無認股權證獲行使。

30. 購股權

本公司

一九九二年計劃

本公司於一九九二年七月二十日採納行政人員購股權計劃，該計劃由計劃採納日期起十年內有效。根據計劃之條款，本公司向本公司及其附屬公司之董事及僱員授予購股權以認購本公司之普通股，並就此收取1港元之代價。設立計劃之主要目的是為董事及合資格僱員提供原動力。認購價(可予調整)乃根據本公司股份在緊接授予購股權建議前五個交易日之平均收市價之80%。已授出之購股權可在購股權授出日期起計十年內行使。一九九二年計劃已根據本公司於二零零二年六月四日股東特別大會中通過之普通決議案終止。

於二零零二年十二月三十一日，根據一九九二年計劃授出之購股權涉及之股份數目為510,000股(二零零一年：376,750股)，相等於本公司於當日之已發行股份約0.061%(二零零一年：0.082%)。根據一九九二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據一九九二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾根據一九九二年計劃不時已發行及可予發行之本公司股份總數之25%，惟取得本公司股東事先批准者則不在此限。

一九九二年計劃項下之購股權於年內之變動概要如下：

授出日期	可行使期間	行使價	附註	購股權涉及之股份數目 於二零零二年一月一日尚未行使	年內放棄／失效	因配售新股調整	於二零零二年十二月三十一日尚未行使
		港元					
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	6.060	(i)	9,750	(9,750)	–	–
二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	3.440	(ii)	50,000	–	(50,000)	–
		3.145	(ii)	–	–	75,000	75,000
董事購股權總數				59,750	(9,750)	25,000	75,000
僱員							
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	6.060	(i)	27,000	(27,000)	–	–
二零零零年二月十四日	二零零零年二月十六日至二零零五年二月十五日	4.050	(ii)	290,000	–	(290,000)	–
		3.702	(ii)	–	–	435,000	435,000
僱員購股權總數				317,000	(27,000)	145,000	435,000
總計				376,750	(36,750)	170,000	510,000

附註：

(i) 由於購股權於配售新股生效前失效，故無須為所授出購股權之行使價及數目進行調整。

(ii) 配售新股完成後，購股權行使價分別由初步行使價3.440港元及4.050港元調整至3.145港元及3.702港元。購股權數目亦因配售新股而有所調整。

一九九二年計劃項下之購股權於截至二零零一年十二月三十一日止年度之變動概要如下：

授出日期	可行使期間	行使價 港元	附註	購股權涉及之股份數目 於二零零一年一月一日尚未行使	因股份合併作出調整	年內放棄／失效	於二零零一年十二月三十一日尚未行使
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	0.606	(i)	97,500	(97,500)	–	–
		6.060	(i)	–	9,750	–	9,750
二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	0.344	(i)	1,000,000	(1,000,000)	–	–
		3.440	(i)	–	100,000	(50,000)	50,000
董事購股權總數				1,097,500	(987,750)	(50,000)	59,750
一九九七年七月二十一日	一九九八年七月二十一日至二零零二年七月二十日	0.606	(i)	21,550,000	(330,000)	(21,220,000)	–
		6.060	(i)	–	33,000	(6,000)	27,000
一九九九年五月二十七日	一九九九年五月二十七日至二零零四年五月二十六日	0.300		25,000,000	–	(25,000,000)	–
一九九九年十一月二十二日	一九九九年十一月二十二日至二零零四年十一月二十一日	0.320	(i)	2,000,000	(2,000,000)	–	–
		3.200	(i)	–	200,000	(200,000)	–
二零零零年二月十四日	二零零零年二月十六日至二零零五年二月十五日	0.405	(i)	7,900,000	(2,900,000)	(5,000,000)	–
		4.050	(i)	–	290,000	–	290,000
僱員購股權總數				56,450,000	(4,707,000)	(51,426,000)	317,000
總計				57,547,500	(5,694,750)	(51,476,000)	376,750

附註：

(i) 購股權之行使價已於股本重組生效後由初步行使價0.606港元、0.32港元、0.344港元及0.405港元分別調整至6.06港元、3.2港元、3.44港元及4.05港元。

二零零二年計劃

於二零零二年六月四日，本公司採納新購股權計劃(「二零零二年計劃」)，該計劃有效期為十年，主要旨在為董事及合資格僱員提供原動力。根據二零零二年計劃，本公司董事會可向合資格僱員(包括本公司及其附屬公司之執行董事)授予購股權以認購本公司股份，並就此收取1港元之代價。已授出之購股權須於授出日期起計三十日內接納，並於接納之時支付每份1港元之費用。已授出之購股權可於購股權授出日期起計十年內行使。行使價(可予調整)由本公司董事會釐定，且不會高於以下三者之最高者：(i)本公司股份於授予購股權當日之收市價；(ii)本公司股份在緊接授予購股權前五個營業日之平均收市價；及(iii)本公司股份之面值。

根據二零零二年計劃可授出之購股權涉及之股份總數不得超逾本公司不時已發行股份(不包括根據二零零二年計劃所發行之任何股份)之10%，惟取得本公司股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾二零零二年計劃項下不時已發行及可予發行之本公司股份總數之1%，惟取得本公司股東事先批准者則不在此限。

年內並無根據二零零二年計劃授出任何購股權。

附屬公司

China Enterprises

China Enterprises 於一九九四年六月七日採納行政人員購股權計劃，該計劃由採納日期起十年內有效。根據計劃之條款，China Enterprises 向China Enterprises 及其附屬公司之高級人員及僱員（董事亦屬僱員）授予購股權以認購China Enterprises 之普通股，上限為910,000股股份，並就此收取1港元之代價。設立計劃之主要目的是為高級人員、董事及合資格僱員提供原動力。行使購股權所發行之普通股股份將為法定及未發行股份。China Enterprises 之董事會成立獨立委員會（「委員會」），監管及考慮根據計劃授出購股權。認購價由委員會釐定，惟不會低於普通股股份在授予購股權建議日期前五個交易日之平均成交價之80%。

於二零零二年十二月三十一日， 根據上述計劃授出之購股權涉及之股份數目為20,000股（二零零一年：20,000股）， 相等於China Enterprises 當日之已發行股份之0.22%（二零零一年：0.22%）。根據該計劃可授出之購股權涉及之股份總數不得超逾China Enterprises不時已發行股份數目之910,000股，惟取得China Enterprises股東事先批准者則不在此限。向任何人士授予之購股權所涉及之股份數目不得超逾China Enterprises 不時已發行股份之25%，惟取得China Enterprises 股東事先批准者則不在此限。

China Enterprises購股權計劃項下僱員所持購股權於年內之變動概要如下：

可行使期間	行使價 美元	於二零零一年一月一日及二零零二年與二零零一年十二月三十一日尚未行使
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

於二零零一年及二零零二年，並無根據China Enterprises 購股權計劃授出購股權／購股權失效。

31. 儲備

	股份溢價 千港元	特別資本儲備 千港元	資本贖回儲備 千港元	虧絀 千港元	總額 千港元
本公司					
於二零零一年一月一日	1,876,729	–	233	(423,602)	1,453,360
因削減股本而產生	–	414,881	–	–	414,881
本年度虧損淨額	–	–	–	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936
因發行股份而產生之溢價	23,024	–	–	–	23,024
股份發行開支	(2,405)	–	–	–	(2,405)
本年度虧損淨額	–	–	–	(112,550)	(112,550)
於二零零二年十二月三十一日	1,897,348	414,881	233	(1,157,457)	1,155,005

本公司之特別資本儲備代表附註28(a)所述之削減股本產生之金額。

於二零零二年及二零零一年十二月三十一日，本公司並無可供分派予股東之儲備。

32. 遞延稅項

年內未確認之遞延稅項（撥回）支出之主要項目如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額之差額	(72)	393	(72)	187
所（引致）動用之稅務虧損	(4,563)	(109,097)	3,000	1,273
攤薄附屬公司時轉出	38,276	–	–	–
物業減值及重估虧損	–	(476)	–	–
	33,641	(109,180)	2,928	1,460

於結算日，未在財務報表中確認之遞延稅項資產（負債）之主要項目如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	(5,976)	(6,166)	(455)	(527)
未動用之稅務虧損	285,198	307,696	19,000	22,000
物業減值及重估虧損	–	11,333	–	–
	279,222	312,863	18,545	21,473

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

33. 銀行貸款及其他借款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
銀行貸款	1,046,851	1,515,206	20,000	20,000
融資租約債項(附註a)	174	187	35	46
銀行透支	23,462	–	23,462	–
其他借貸(附註b)	13,323	–	–	–
	1,083,810	1,515,393	43,497	20,046
有抵押	181,715	672,735	–	–
無抵押	902,095	842,658	–	–
	1,083,810	1,515,393	–	–
須於以下年期償還：				
一年內	996,861	922,272	43,473	20,011
一至兩年	41,752	53,754	24	35
兩至五年	45,197	24,386	–	–
逾五年	–	514,981	–	–
	1,083,810	1,515,393	43,497	20,046
減：一年內到期並列作流動負債之款項	(996,861)	(922,272)	(43,473)	(20,011)
一年後到期之款項	86,949	593,121	24	35

附註：

(a)

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據融資租約應付金額：								
一年內	158	24	14	14	150	14	11	11
第二至第五年（包括首尾兩年）	32	189	33	47	24	173	24	35
	190	213	47	61	174	187	35	46
減：未來融資支出	(16)	(26)	(12)	(15)	–	–	–	–
租約債項現值	174	187	35	46	174	187	35	46
減：一年內到期之金額					(150)	(14)	(11)	(11)
一年後到期之金額					24	173	24	35

租約平均為期五年（二零零一年：五年）。截至二零零二年十二月三十一日止年度，平均實質借貸利率為6厘（二零零一年：5厘）。息率於訂立合同日期釐定。所有租約按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之債項以出租人在租賃資產設立之押記作抵押。

(b) 有關款項以最優惠利率加3厘計算。

34. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

於本年度，已收按金已隨本集團於珀麗酒店之權益攤薄而出售。

35. 出售／攤薄附屬公司權益

	二零零二年 千港元	二零零一年 千港元
已出售之資產淨值：		
投資物業	28,272	84,510
物業、廠房及設備	1,479,442	189,164
待發展／發展中物業	140,760	–
商譽	121	19,909
無形資產	–	102,274
於聯營公司之權益	–	19,432
證券投資	7,379	26,262
借予少數股東貸款	21,408	–
收購附屬公司所付按金	75,000	–
待售物業	31,793	–
存貨	46,412	197,426
應收賬款	51,083	175,958
應收款項	43,119	–
其他應收款項、按金及預付款項	69,098	240,996
可收回所得稅及其他可收回稅項	3,077	–
銀行結餘及現金	113,992	76,490
應付賬款、其他應付款項及應計費用	(461,875)	(402,133)
應繳所得稅及其他應繳稅項	(3,523)	(75)
銀行貸款及其他借款	(613,258)	(314,750)
融資租約債項	(2,727)	–
少數股東權益	(411,777)	(35,268)
已收按金	(87,433)	–
少數股東貸款	(375)	–
可換股票據	(66,000)	–
	463,988	380,195
已變現負商譽儲備	(71,028)	(25,262)
已變現之滙兑儲備	(2,190)	(650)
已變現之其他非供分派儲備	(2,577)	(11,078)
	388,193	343,205
出售／攤薄收益	64,193	63,047
	452,386	406,252
支付方式：		
現金	75,508	360,296
於附屬公司權益(附註37(g))	43,199	–
其他應收款項	26,161	–
於聯營公司之權益	307,518	9,556
應收賬款	–	36,400
	452,386	406,252
有關出售／攤薄附屬公司權益之現金及現金等額之流(出)入淨額之分析：		
已收現金代價	75,508	360,296
出售之銀行結餘及現金	(113,992)	(76,490)
現金及現金等額之流(出)入淨額	(38,484)	283,806

於年內出售之附屬公司為本集團之營業額帶來298,640,000港元(二零零一年：132,311,000港元)及對本集團之經營虧損帶來42,597,000港元(二零零一年：31,663,000港元)。

36. 購入附屬公司

於本年度，本集團購入附屬公司主要代表進一步收購Wintime Properties Developments Limited（「Wintime」）之65%權益及Wintime股東貸款，總代價為43,200,000港元。代價以出售另一家附屬公司之全部權益支付。此項收購經已按收購會計法處理。

	二零零二年 千港元	二零零一年 千港元
已購入資產淨值：		
投資物業	–	96,510
物業、廠房及設備	219	77,071
於聯營公司之權益	–	19,466
應收賬款	–	44,201
證券投資	–	54,599
待售物業	51,893	83,180
存貨	356	70,771
應收貿易賬款	14,219	27,304
其他應收款項、按金及預付款項	12,725	150,390
可收回所得税及其他可收回税項	–	129
銀行結餘及現金	422	52,568
應付賬款、其他應付款項及應計開支	(25,905)	(109,964)
應繳所得税及其他應繳税項	(193)	–
銀行貸款及其他借貸	–	(104,941)
融資租約債項	–	(143)
少數股東權益	(1,529)	(51,738)
	52,207	409,403
收購時產生之商譽	–	53,112
	52,207	462,515
支付方式：		
現金	933	407,018
於附屬公司之權益（附註37(g)）	43,199	–
由於聯營公司之權益重新分類	17,440	37,032
由應付聯營公司款項重新分類	(9,365)	–
其他應收款項、按金及預付款項	–	18,465
	52,207	462,515

有關購入附屬公司之現金及現金等額之現金流出淨額之分析：

	二零零二年 千港元	二零零一年 千港元
已付現金代價	(933)	(407,018)
已購入之銀行結餘及現金	422	52,568
有關購入附屬公司之現金及現金等額之現金流出淨額	(511)	(354,450)

於年內收購之附屬公司為本集團之營業額帶來107,020,000港元（二零零一年：99,967,000港元）及對本集團之經營虧損帶來2,645,000港元（二零零一年：87,730,000港元）。

37. 主要非現金交易

截至二零零二年十二月三十一日止年度，主要非現金交易如下：

(a) 誠如附註6(c)所解釋，本集團於珀麗酒店之權益由約65.56%攤薄至約32.20%。因此，本集團所持珀麗酒店之權益攤薄而使於聯營公司之權益增加約307,518,000港元。

(b) 於本年度，本集團於現代旌旗出版之權益隨現代旌旗出版進行配售新股及本集團珀麗酒店之權益攤薄後，由約27.97%攤薄至約19.69%。因此，因為於現代旌旗出版，於聯營公司之權益因此減少約38,543,000港元。

(c) 有關物業、廠房及設備之融資租約安排於租約開始時之資本值達約2,727,000港元。

(d) 其他應收款項、按金及還款因出售投資物業而增加約10,000,000港元。

(e) 於本年度，償還應收貸款286,767,000港元以本集團與有關人士於二零零二年九月三十日之轉置契據而以同一筆應付貸款償付。

(f) 於本年度，償還應收貸款22,928,000港元以本集團與有關人士於二零零二年十二月三十一日訂立之四份轉讓契據以同一筆應付貸款償付。

(g) 於本年度，本集團進一步收購Wintime之65%權益及Wintime股東貸款，總代價為43,200,000港元，並以出售另一家附屬公司之全部權益支付。

截至二零零一年十二月三十一日止年度，主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之融資租約安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

38. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	209,540	214,254	209,540	214,254
－物業、廠房及設備	137,061	18,005	–	–
－在建工程	15,531	10,849	–	–
－發展中／待發展物業	–	26,902	–	–
－在建物業	–	129,393	–	–
	362,132	399,403	209,540	214,254
有關物業、廠房及設備之已批准惟未訂約之金額	–	35,096	–	–

39. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為36,974,000港元（二零零一年：17,432,000港元）。

本集團作為承租人

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
一年內	24,899	26,429	577	992
第二至第五年（包括首尾兩年）	37,094	25,482	577	–
逾五年	155	1,678	–	–
	62,148	53,589	1,154	992

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為13,383,000港元（二零零一年：11,914,000港元）。

於結算日，本集團與租戶訂立之合同中，租戶之未來最低租約付款如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
一年內	–	9,479
第二至第五年（包括首尾兩年）	–	18,633
逾五年	–	994
	–	29,106

40. 或然負債

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	–	–	93,145	108,243
向其他單位作出之擔保：				
聯營公司	169,635	182,302	–	–
外界人士	780	780	780	780
	170,415	183,082	93,925	109,023

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地鐵有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

41. 資產抵押

(a) 於二零零二年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

- 於二零零二年十二月三十一日，並無抵押投資物業。於二零零一年十二月三十一日，賬面值約為17,630,000港元之投資物業。
- 賬面值為219,532,000港元(二零零一年：234,462,000港元)之若干物業、廠房及設備。
- 24,839,000港元(二零零一年：83,520,000港元)之銀行存款。
- 本公司一間附屬公司之全部資產，綜合資產淨值為45,746,000港元(二零零一年：無)。

(b) 於二零零二年十二月三十一日，以下資產已作抵押，作為本集團所獲保證金備用信貸額之擔保：

- 賬面值為249,990,000港元(二零零一年：5,244,000港元)之證券投資。
- 於二零零二年十二月三十一日，並無抵押聯營公司之股份。於二零零一年十二月三十一日，賬面值約為53,194,000港元之若干聯營公司股份。

本集團已動用13,323,000港元(二零零一年：無)之保證金備用貸款。

(c) 於二零零一年，本集團已將其收費高速公路之收取路費收入權利抵押予一間銀行作為備用信貸額之抵押。該項抵押已隨本集團於本年度內出售收費高速公路權益而解除。

42. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
成報報刊有限公司	本集團已收及應收之貸款利息收入	(a)	1,519	–
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(a)	–	37
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(b)	–	88
Lucklong	本集團已收及應收之貸款利息收入	(c)	6,120	8,212
Danwei	本集團已收及應收之貸款利息收入	(c)	6,834	9,171
Total Pacific Limited	本集團已收及應收之租金收入	(d)	–	280
Mass Success International Limited	本集團已付及應付之租金支出	(e)	835	1,109
	本集團已付及應付之樓宇管理費		209	277
Hanny Magnetics Limited	本集團已付及應付之管理費	(e)	290	151
	本集團已付及應付之貸款利息支出		2,143	171
保華德祥管理有限公司	本集團已付及應付之貸款利息	(f)	1,735	246
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(e)	369	33
	本集團購置之固定資產		14	8
	本集團已付之項目管理費		109	–
	本集團已付之顧問費		327	–
	本集團已付及應付之暫調費		500	–
	本集團已付及應付之機電服務費		800	702
保華德祥建築有限公司	本集團已付及應付之利息	(e)	410	151
	本集團已付之項目管理費		550	–
Super Park Development Limited	本集團購買之汽車	(d)	–	400
德祥(台山)有限公司	本集團購買之汽車	(b)	–	216
旋高有限公司及 Gunnell Properties Limited	本集團已付及應付之租金支出	(e)	2,129	2,386

公司名稱	交易性質	附註	二零零二年 千港元	二零零一年 千港元
Tung Fong Hung Investment Limited	本集團已收及應收之貸款利息收入	(g)	–	105
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(h)	–	1,826
Paul Y. Project Management International Limited	本集團已付之項目管理費	(e)	1,887	–
Paul Y.－ITC Interior Contractors Limited	本集團已付之租賃物業裝修費	(e)	400	–
	本集團已付之項目管理費		39	–
Paul Y.－ITC (E &M) Contractors Limited	本集團已付之管理費	(e)	154	–
Nation Cheer Investment Limited	已付及應付予本集團之利息開支	(e)	702	–
Paul Y.－ITC Plant Hire Limited	租購廠房及機器	(e)	59	–
Millennium Target Holdings Limited	本集團已收及應收之貸款利息收入	(i)	130	–
辰達永安	本集團已收及應收之貸款利息	(j)	761	–
珀麗酒店	本集團已收及應收之貸款利息收入	(j)	280	–
香港永安旅遊有限公司	本集團已付及應付訂購機票及旅遊服務開支	(i)	248	–
Rosedale Hotel International Limited	本集團已付管理費	(k)	730	–

附註：

(a) 成報報刊有限公司與Sing Pao Newspaper Management Limited 為本集團之一間接受投資公司之全資附屬公司。

(b) 東方魅力管理有限公司及德祥(台山)有限公司(前稱「東方魅力(台山地產)有限公司」)為東方魅力集團有限公司之全資附屬公司。本公司一名董事持有東方魅力集團有限公司之實益權益。

(c) 本公司若干董事為Danwei 及Lucklong 之董事。

(d) Total Pacific Limited 及Super Park Development Limited 為本集團前聯營公司之全資附屬公司。

(e) Mass Success International Limited 、Hanny Magnetics Limited 、保華德祥機電工程有限公司、保華德祥建築有限公司、Paul Y. Project Management International Limited 、Paul Y －ITC Interior Contractors Limited 、Paul Y.－ITC (E &M) Contractors Limited 、Nation Cheer Investment Limited 、Paul Y.－ITC Plant Hire Limited、旋高有限公司及Gunnell Properties Limited為本公司主要股東之全資附屬公司。

(f) 保華德祥管理有限公司為本公司主要股東之股東。

(g) Tung Fong Hung Investment Limited 為本集團之前聯營公司。

(h) Cargill Private Limited 為本公司前任董事黃鴻年之聯繫人士。

(i) Millennium Target Holdings Limited 及香港永安旅遊有限公司為本集團聯營公司之全資附屬公司。

(j) 辰達永安及珀麗酒店為本集團之聯營公司。

(k) Rosedale Hotel International Limited 為保華德祥建築有限公司之附屬公司。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註20與27。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

43. 退休福利計劃

本集團為全體香港合資格僱員設有強制性公積金計劃(「強積金計劃」)。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。本集團及其僱員各向計劃供款相關薪金成本之5%。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

於收益表扣除之總成本為24,679,000港元(二零零一年：37,050,000港元)代表本集團於本年度應付該等計劃支付之供款。

44. 結算日後事項

下列事項乃於結算日後發生：

(a) 二零零二年十一月，本公司與陽光文化媒體集團有限公司(「陽光媒體」)(其時為第三方)訂立有條件買賣協議，內容有關向陽光媒體出售現代旌旗出版之91,635,700股普通股(佔現代旌旗出版其時之已發行股本之19.56%)以及總值3,050,000港元之現代旌旗出版認股權證，連同現代旌旗出版應付本集團之股東貸款40,000,000港元。

代價將按以下方式支付：(i)發行549,814,200股陽光媒體之新普通股以換取本集團所持之現代旌旗出版之股份；(ii)為認股權證之總額支付1.00港元；(iii)於完成日期起計足兩個曆年之日，按每股0.10港元之價格發行155,048,000股陽光媒體新普通股以取得股東貸款15,500,000港元。

根據上述協議，股東貸款之餘額16,700,000港元及7,800,000港元將以列方式償付：(i)由本公司豁免及(ii)於完成日期年結日後足30 個曆月之日到期支付。

該項交易已於結算日後完成日於出售日期並無由此錄得重大損益。

(b) 二零零三年一月，China Enterprises 與寧夏銀川橡膠廠(因其身為銀川中策之主要股東而屬於本公司關連人士)訂立有條件買賣協議出售其於銀川中策之全部51%權益，代價為人民幣35,000,000元(相當於約33,000,000港元)。

是項交易根據二零零三年二月十八日舉行之股東特別大會上通過之特別決議案獲董事會批准。

3. 債務報表

借款

於二零零三年六月三十日(即本文件付印前為編製本債務報表而言之最後實際可行日期)營業時間結束時，中策集團有未償還借款約1,306,800,000港元，包括有抵押銀行借款約69,100,000港元、無抵押銀行借款約974,900,000港元及其他借款約262,800,000港元。其他借款包括應付關連公司款項約212,100,000港元、應付第三方款項約25,000,000港元、財務租約承擔約200,000港元及有抵押孖展應付款項約25,500,000港元。無抵押銀行借款中分別包括約15,100,000港元及342,600,000港元之款項，由中策之一間附屬公司之少數股東及一間聯營公司擔保。

債務證券

於二零零三年六月三十日，中策集團並無任何債券。

抵押及擔保

上述之有抵押借款，是由中策集團賬面淨值合共約10,500,000港元之若干物業、廠房及設備、投資證券約227,100,000港元、銀行存款約22,500,000港元及中策一間附屬公司之所有資產作抵押。

或然負債

於二零零三年六月三十日，中策集團因授予一間聯營公司、外界人士及一名少數股東之附屬公司之融資額約184,300,000港元、約113,100,000港元及約6,600,000港元向有關銀行提供擔保而負擔或然負債。

免責聲明

除上述者及本文件附錄二「訴訟」一節所載之集團間債務及訴訟外，於二零零三年六月三十日營業時間結束時，中策集團並無任何已發行及尚未償還或同意將予發行之借貸資本、銀行透支、貸款或其他類似債務、承兑債務或承兑信貸、債券、按揭、抵押、分期付款合約或融資租約承擔、擔保，或其他重大或然負債。

外幣款項已按於二零零三年六月三十日營業時間結束時當時之滙率換算為港元。

4. 重大變動

中策之董事並不知悉，本集團之財務或貿易狀況或前景自二零零二年十二月三十一日(即編製本公司最近期公佈之經審核財務報表之日期)以來有任何重大變動。

1. 責任聲明

(a) 本文件載有為遵照上市規則及收購守則而提供有關中策集團之資料，所載有關中策集團之資料由中策董事提供，中策董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知，本文件內所發表之意見乃經審慎周詳考慮始行作出，且無遺漏其他事實，導致本文件所載任何聲明有所誤導。

除另有指明者外，本文件所載有關該等收購建議之條款、收購人、與收購一致行動人士及收購人意向之資料乃摘自或源自聯合公佈、補充公佈、收購建議文件及／或其他出版刊物，而中策董事僅會就確保該等資料被正確地自其刊登來源節錄或為根據該等刊登來源刊載及該節錄並無誤導共同及個別承擔全部責任。

2. 股本、認股權證及購股權

於最後實際可行日期，中策之法定及已發行股本如下：

法定股本：		千港元
8,000,000,000股	每股面值0.1港元之股份	800,000
已發行股本：		
829,468,413股	每股面值0.1港元之股份	82,947

所有已發行中策股份在股本、股息及投票方面與其他股份享有同等權益。自二零零二年十二月三十一日起直至最後實際可行日期為止，中策並無發行任何中策股份。

於最後實際可行日期，中策有尚未行使中策認股權證，賦予以現金認購最多達26,542,989.12港元中策股份之權利。倘若該等尚未行使中策認股權證獲悉數行使，按中策於最後實際可行日期之股本架構計算，中策須就此發行165,893,682股每股面值0.10港元之新股份。

於最後實際可行日期，賦予權利可於下列行使期按下列行使價認購75,000股中策股份之75,000份中策購股權尚未行使：

行使期	授出日期	行使價 (港元)
二零零零年一月十八日至二零零五年一月十七日	二零零零年一月十二日	3.145

3. 權益披露

(A) 於中策之權益

(i) 收購人及彼等之一致行動人士於中策之權益

名稱	所持中策股份數目	概約股權百分比 (%)	中策認股權證 (港元)
Calisan Developments	226,690,004	27.33	3,862,872.00
威倫	226,690,004	27.33	3,862,872.00
馬慧敏女士	650,000	0.08	–
李礫女士	40,000	0.005	–

(ii) 中策董事於中策之權益

於最後實際可行日期，中策董事或中策行政總裁於中策或其任何相聯法團(按證券及期貨條例第十五部之涵義)之股份、相關股份及債權證中，擁有根據證券及期貨條例第十五部第7及8分部須知會中策及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文任何該等中策董事或行政總裁被認為或被視作擁有之權益或淡倉)，或根據證券及期貨條例第352條須列入證券及期貨條例第352條之該等條文所述之由中策存置之登記冊內之權益或淡倉，或根據上市規則內上市公司董事進行證券交易的標準守則須知會中策及聯交所之權益或淡倉如下：

(a) 中策股份及中策認股權證

	中策股份數目			中策
	個人權益	家族權益	公司權益	認股權證 (港元)
陳國強博士(附註)	–	–	226,690,004	3,862,872.00

附註： 由於陳國強博士擁有Chinaview International Limited(「Chinaview」)被視為擁有由Calisan Developments所持有本公司之226,690,004股中策股份及總值額為3,862,872.00港元之中策認股權證之權益。陳國強博士擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)之全部權益。Galaxyway擁有德祥企業超過三分之一全部已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥超過三分之一全部已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)之全部權益，而PYBVI擁有Paul Y. - ITC Investments Group Limited(「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited(「GDL」)之全部權益，而GDL擁有Calisan Developments之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士均被視為擁有Calisan Developments所持有之226,690,004股中策股份及總額為3,862,872.00港元之中策認股權證之權益。

(b) 根據中策之購股權計劃授出之中策購股權

中策董事姓名	授出日期	行使期	行使價 (港元)	於最後實際可行日期尚未行使
陳玲女士	二零零零年一月十二日	二零零零年一月十八日至二零零五年一月十七日	3.145	75,000份

(iii) 中策董事於中策相聯法團之權益

(a) 辰達永安旅遊(控股)有限公司(「辰達」)

姓名	所持辰達股份數目	佔辰達已發行股本之概約百分比
陳國強博士	17,280,000股	0.09

(b) 東方燃氣集團有限公司(「東方燃氣」)

姓名	所持東方燃氣股份數目	佔東方燃氣已發行股本之概約百分比
陳國強博士	2,520,900股	0.22

除上文披露者外，於最後實際可行日期，董事或彼等之聯繫人於中策或其任何相聯法團(按證券及期貨條例第十五部之涵義)之任何股份、相關股份及債權證中，概無擁有根據證券及期貨條例第十五部第7及8分部須知會中策及聯交所之任何權益(包括根據證券及期貨條例之該等條文任何該等中策董事或行政總裁被認為或被視作擁有之權益或淡倉)，或根據證券及期貨條例第352條須列入證券及期貨條例第352條之該等條文所述之由中策存置之登記冊內之權益，或根據上市規則內上市公司董事進行證券交易的標準守則須知會中策或聯交所之權益。

(iv) 主要股東於中策集團之權益

(a) 據中策董事所知，於最後實際可行日期，根據證券及期貨條例第十五部第2及3分部的條文須向中策披露擁有中策之股份及相關股份之權益或淡倉之股東如下：

名稱	附註	股份數目	概約持股百分比	中策認股權證 (港元)
Calisan Developments	1	226,690,004	27.33	3,862,872.00
GDL	1	226,690,004	27.33	3,862,872.00
PYITCIG	1	226,690,004	27.33	3,862,872.00
PYBVI	1	226,690,004	27.33	3,862,872.00
保華德祥	1	226,690,004	27.33	3,862,872.00
Hollyfield	1	226,690,004	27.33	3,862,872.00
ITC Investment	1	226,690,004	27.33	3,862,872.00
德祥企業	1	226,690,004	27.33	3,862,872.00
Galaxyway	1	226,690,004	27.33	3,862,872.00
Chinaview	1	226,690,004	27.33	3,862,872.00
伍婉蘭女士	2	226,690,004	27.33	3,862,872.00
陳國強博士	1	226,690,004	27.33	3,862,872.00
威倫	3	226,690,004	27.33	3,862,872.00
Powervote Technology Limited	3	226,690,004	27.33	3,862,872.00
Hanny Magnetics (B.V.I.) Limited	3	226,690,004	27.33	3,862,872.00
錦興	3	226,690,004	27.33	3,862,872.00

附註：

1. 陳國強博士擁有Chinaview全部權益，而Chinaview擁有Galaxyway全部權益。Galaxyway擁有德祥企業超過三分之一已發行普通股本。德祥企業擁有ITC Investment之全部權益。而ITC Investment則擁有Hollyfield之全部權益。Hollyfield擁有保華德祥超過三分之一已發行股本。保華德祥擁有PYBVI之全部權益，而PYBVI擁有PYITCIG全部權益。PYITCIG擁有GDL全部權益，而GDL擁有Calisan Developments全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士被視為於Calisan Developments所持有之226,690,004股中策股份及總額為3,862,872.00港元之中策認股權證中擁有權益。

2. 伍婉蘭女士為陳國強博士之配偶，被視為於Calisan Developments所持有之中策股份及中策認股權證中擁有權益。

3. 威倫由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興全資擁有。PTL、Hanny Magnetics及錦興被視為於威倫所持有之226,690,004股中策股份及總額為3,862,872.00港元之中策認股權證中擁有權益。

(b) 據中策董事所知，於最後實際可行日期，直接或間接持有任何類別股本面值10%或以上之權益（附有權力可在任何情況下於中策附屬公司之股東大會上投票）之實體如下：

中策附屬公司名稱	其他股東名稱	所持有之已發行股本／註冊資本面值之比例：中策集團	其他股東
中國國際電訊集團有限公司	China Telecom Investment Corporation	51%	49%
雙喜輪胎工業股份有限公司	太原橡膠廠	55%（附註a）	45%
潤孚實業有限公司	王明健	90%	10%
杭州富春江化工有限公司	富陽市工業集團有限公司	51%（附註b）	49%
杭州中策橡膠有限公司	杭州橡膠總廠	51%（附註a）	49%
中策MBK有限公司	Mitsui & Co., Limited	60%	40%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	60%（附註a）	40%
Orion Tire Corporation	Coronada Holding Limited	60%（附註a）	40%
Principal Diamond Limited	Wonder Wealth Limited	80%	20%
Ruby Uniforms Limited	Frederick Poon Chuan Ki	90%	10%

附註：

a. 該等股權由China Enterprises Limited（「China Enterprises」）持有。China Enterprises於中國經營業務。中策集團持有China Enterprises約55.2%之實際股本權益及約88.8%之實際投票權益。

b. 該等股權由杭州中策橡膠有限公司持有。

(c) 除上文披露者外，據中策董事所知，概無其他人士根據證券及期貨條例第十五部第2及3分部之條文須向中策披露擁有中策股份及相關股份（包括購股權之權益（如有））之權益或淡倉，或直接或間接持有任何類別股本面值10%或以上之權益（附有權力可在任何情況下於中策集團任何其他成員公司之股東大會上投票）或該類股本之任何購股權。

(B) 中策董事於德祥企業、保華德祥、錦興及收購人之權益

於最後實際可行日期，以下中策董事於德祥企業之股本中擁有如下權益：

董事姓名	權益性質	所持德祥企業普通股數目	所持德祥企業之可換股票據金額
陳國強博士	公司權益（附註1）	219,681,911	–
	個人權益	–	250,000,000港元（附註2）

附註：

1. Galaxyway為Chinaview之全資附屬公司，而Chinaview則由陳國強博士全資擁有。陳博士被視為於Galaxyway所持有之219,681,911股普通股中擁有權益。

2. 按Galaxyway之指示，於二零零三年三月三日，已根據於二零零二年九月十六日訂立之贖回及認購協議，發行本金額為250,000,000港元附有權利可按初步換股價每股0.30港元（可予調整）轉換成833,333,333股德祥企業普通股之可換股票據予陳國強博士，根據該贖回及認購協議，德祥企業同意以按面值發行上述新可換股票據之方式，贖回由Galaxyway擁有之可換股票據。

於最後實際可行日期，以下中策董事於保華德祥之股本中擁有如下權益：

董事姓名	權益性質	所持保華德祥股份數目	所持保華德祥認股權證
陳國強博士	公司權益（附註）	685,220,227	–
	個人權益	11,318,000	–
	公司權益（附註）	–	46,034,370.80港元

附註：陳國強博士由於擁有Chinaview之股權而被視作擁有685,220,227股保華德祥股份及46,034,370.80港元之保華德祥認股權證之權益。Galaxyway為Chinaview之全資附屬公司，並擁有三份之一以上德祥企業已發行普通股本，而德祥企業繼而擁有ITC Investment全部已發行股本。ITC Investment之全資附屬公司Hollyfield則擁有該等股份及認股權證。

於最後實際可行日期，以下中策董事於錦興之股本中擁有如下權益：

董事姓名	權益性質	所持錦興股份數目
陳國強博士	公司權益 (附註)	45,298,813
陳玲女士	個人權益	500

附註： 其威投資有限公司(「其威」)為Mankar Assets Limited(「Mankar」)之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Galaxyway為Chinaview之全資附屬公司，持有三分一以上之德祥已發行普通股股本。陳國強博士擁有Chinaview全部已發行股本。陳國強博士被視為於其威所持有之45,298,813股股份中擁有權益。

以下中策董事亦於錦興之購股權中擁有如下權益：

董事／主要行政人員姓名	權益性質	行使期間	購股權數目	每股行使價(港元)
陳國強博士	個人權益	二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888
Yap, Allan博士	個人權益	二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888
呂兆泉先生	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888
陳國鴻先生	個人權益	二零零一年八月三十一日至二零零六年八月三十日	1,750,000	2.9888

Calisan Developments為保華德祥之間接全資附屬公司，由於陳國強博士於保華德祥股份中擁有視作權益，故彼被視作於Calisan Developments中擁有權益。

於最後實際可行日期，及除本附錄第三節「權益披露」所披露：

(i) 保華德祥、錦興之董事、收購人或彼等之一致行動人士概無於中策股份或中策認股權證或中策購股權或任何其他可換股證券、認股權證、購股權或涉及中策股份之衍生工具中擁有任何權益；

(ii) 中策之董事或彼等之一致行動人士概無於德祥企業、保華德祥、錦興及收購人之證券中擁有任何權益；

(iii) 中策之附屬公司、或中策集團之任何退休基金並無擁有或控制中策之任何證券；

(iv) 中策或其附屬公司並無於德祥企業、保華德祥、錦興及收購人持有或控制任何證券；及

(v) 第一上海及中策之其他顧問(包括中策之核數師德勤•關黃陳方會計師行)並無擁有或控制中策之任何證券。

4. 買賣

(A) 買賣中策證券

截至最後實際可行日期並於有關期間：

(i) 陳國強博士為中策之主席兼行政總裁，被視為是保華德祥及錦興之主要股東。收購人（為保華德祥及錦興之間接全資附屬公司）已知會中策，於收購建議期間，彼等於市場上購買中策股份。

收購人於有關期間買賣中策股份概述如下：

日期	每股中策股份之代價	已收購之中策股份數目
二零零三年七月九日	0.10港元	49,665,000
二零零三年八月十一日	0.139港元	161,680,000
二零零三年八月十二日	0.139港元	185,000
二零零三年八月十二日	0.138港元	197,500

除上述者外，中策董事並無買賣中策任何證券套利；

(ii) 中策之附屬公司、與中策有關之基金經理（獲豁免基金經理除外）或中策集團之任何退休基金並無為套利而持有或買賣中策任何證券；

(iii) 並無任何人士與收購人、中策或與中策一致行動之人士（根據收購守則「聯繫人」定義第(1)、(2)、(3)及(4)為中策之聯繫人）訂有屬收購守則第22條附註8所述一類之安排；

(iv) 第一上海及中策其他顧問（包括德勤•關黃陳方會計師行）並無為套利而持有或買賣中策任何證券；及

(v) 與中策有關連之基金經理並無買賣中策任何證券套利。

(B) 買賣德祥企業、保華德祥、錦興及收購人之證券

除下文所載外，於有關期間及於最後實際可行日期，中策或中策董事並無為套利而買賣德祥企業、保華德祥、錦興及收購人之股份或任何其他可換股證券。

陳國強博士於有關期間買賣保華德祥股份：

日期	所收購之保華德祥股份數目	權益性質	每股代價（港元）
二零零三年一月八日	500,000	公司權益（附註1）	0.280
二零零三年一月九日	900,000	公司權益（附註1）	0.275-0.280
二零零三年一月十日	160,000	公司權益（附註1）	0.275

日期	所收購之保華德祥股份數目	權益性質	每股代價 (港元)
二零零三年一月十五日	274,000	公司權益 (附註1)	0.280
二零零三年一月十六日	40,000	公司權益 (附註1)	0.275
二零零三年一月十七日	294,000	公司權益 (附註1)	0.275
二零零三年一月二十一日	70,000	公司權益 (附註1)	0.280
二零零三年一月二十二日	6,000	公司權益 (附註1)	0.280
二零零三年一月二十三日	2,000	公司權益 (附註1)	0.280
二零零三年一月三十日	500,000	公司權益 (附註1)	0.280
二零零三年二月六日	270,000	公司權益 (附註1)	0.280
二零零三年二月七日	938,000	公司權益 (附註1)	0.280
二零零三年二月十一日	850,000	公司權益 (附註1)	0.280-0.285
二零零三年二月十八日	18,000	公司權益 (附註1)	0.250
二零零三年二月二十四日	122,000	個人權益	0.255-0.270
二零零三年二月二十五日	480,000	個人權益	0.270
二零零三年二月二十六日	280,000	個人權益	0.270
二零零三年二月二十七日	700,000	個人權益	0.275-0.280
二零零三年二月二十八日	700,000	個人權益	0.275
二零零三年三月三日	340,000	個人權益	0.270
二零零三年三月四日	170,000	個人權益	0.270-0.275
二零零三年三月五日	640,000	個人權益	0.275-0.280
二零零三年三月六日	100,000	個人權益	0.270
二零零三年三月七日	180,000	個人權益	0.270
二零零三年三月十日	220,000	個人權益	0.270
二零零三年三月十一日	428,000	個人權益	0.265-0.270
二零零三年三月十二日	130,000	個人權益	0.265-0.270
二零零三年三月十三日	400,000	個人權益	0.270
二零零三年三月十四日	20,000	個人權益	0.265
二零零三年三月十七日	304,000	個人權益	0.265
二零零三年三月十八日	102,000	個人權益	0.265
二零零三年三月二十日	150,000	個人權益	0.270
二零零三年三月二十一日	250,000	個人權益	0.270
二零零三年三月二十一日	8,962,639	公司權益 (附註1及2)	0.24605
二零零三年三月二十四日	292,000	個人權益	0.255-0.265
二零零三年三月二十五日	1,552,000	個人權益	0.255-0.265
二零零三年三月二十六日	992,000	個人權益	0.250-0.255
二零零三年三月二十八日	22,000	個人權益	0.255
二零零三年三月三十一日	50,000	個人權益	0.255
二零零三年四月一日	200,000	個人權益	0.255
二零零三年四月三日	2,000	個人權益	0.255
二零零三年四月七日	18,000	個人權益	0.255
二零零三年四月九日	380,000	個人權益	0.255
二零零三年四月十日	500,000	個人權益	0.250-0.255
二零零三年四月十一日	200,000	個人權益	0.248
二零零三年四月十四日	594,000	個人權益	0.246-0.248
二零零三年四月十五日	400,000	個人權益	0.246-0.247
二零零三年四月十六日	400,000	個人權益	0.246
	25,102,639		

附註：

(1) 於有關期間內，陳國強博士透過其於Hollyfield(德祥企業之間接全資附屬公司)之權益視作進行保華德祥股份買賣。

(2) 根據保華德祥於二零零三年二月二十四日就截至二零零二年九月三十日止六個月之中期股息有關之以股代息計劃刊發之通函，於二零零三年三月二十一日，德祥企業之間接全資附屬公司Hollyfield按每股保華德祥股份0.24605港元獲配發8,962,639股保華德祥股份。

5. 重大合約

以下為中策或中策集團成員公司於緊接聯合公佈日期前兩年後之日至最後實際可行日期訂立之重大或可屬重大之合約(並非於日常業務過程中訂立之合約):

a. 於二零零一年九月二十四日,Expert Solution Limited(「Expert Solution」)(現時為本公司之間接全資附屬公司)(賣方)及現代旌旗出版集團有限公司(「現代旌旗」)(前稱成報傳媒集團有限公司,股份代號8010)(買方)訂立一項協議,內容有關Expert Solution向現代旌旗出售Actiwater Resources Limited之全部已發行股本及由Expert Solution向現代旌旗轉讓其向Actiwater Resources提供之股東貸款,就此涉及之代價為210,000,000港元,有關交易已於二零零一年十二月完成;

b. 於二零零二年二月一日,Million Good Limited(「Million Good」,其為China Enterprises Limited(「CEL」,本公司之非全資附屬公司)之一間全資附屬公司)(認購人)、辰達永安旅遊(控股)有限公司(「辰達永安」)(現時為本公司之聯營公司)、陳若偉及CEL(為本公司之非全資附屬公司)(認購人擔保人)訂立之一項認購協議,內容有關Million Good按初步認購價每股股份0.027港元認購4,800,000,000股辰達永安股份,就此涉及之代價為129,600,000港元。CEL由本公司擁有約55.2%之實際股本權益及約88.8%之實際投票權。有關交易已於二零零二年四月完成。有關交易之進一步詳情載於二零零二年二月八日發表之公佈;

c. 於二零零二年二月一日,辰達永安、CEL(認購人)及Hounslow Limited訂立一項認購協議,內容有關CEL 認購120,000,000港元之可換股票據(附有換股權),據此可按每股股份0.032港元之初步換股價,將有關票據兑換為辰達永安股份,有關交易已於二零零二年四月完成。有關交易之進一步詳情載於二零零二年二月八日發表之公佈;

d. 於二零零二年三月十四日,威倫與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案),於二零零二年六月四日之本公司股東特別大會,被本公司股東以投票方式否決,故此有關交易並無進行。因此,本公司無須支付包銷配售股份總發行價1%之建議包銷佣金;

e. 於二零零二年三月十四日,Calisan Developments與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案),於二零零二年六月四日之本公司股東特別大會,被本公司股東以投票方式否決,故此有關交易並無進行。因此,本公司無須支付包銷配售股份總發行價1%之建議包銷佣金;

f. 於二零零二年六月四日,本公司(認購人)與東方燃氣集團有限公司(前稱友聯建築材國際集團有限公司)(「東方燃氣」)(現時為本公司之聯營公司)就認購500,000,000股合併東方燃氣股份訂立一項認購協議(由分別於二零零二年八月十五日及二零零二年八月二十九日訂立之兩份書面協議補充),總認購價為200,000,000港元,有關交易於二零零二年九月完成。交易之進一步詳情載於二零零二年六月七日發表之聯合公佈;

g. 於二零零二年六月六日，由（其中包括）本公司、Calisan Developments及威倫訂立一項認購協議，據此，Calisan Developments及威倫（認購人）各自同意根據由（其中包括）Calisan Developments、威倫及大福證券有限公司於二零零二年六月六日訂立之配售協議，按每股認購股份0.20港元之價格認購本公司之50%股份，最多可分別認購本公司46,000,000股新股及本公司46,000,000股新股，最高總代價分別達9,200,000港元及9,200,000港元。有關交易於二零零二年六月完成。交易之進一步詳情載於二零零二年六月七日發表之公佈；

h. 於二零零二年七月九日，本公司與保華德祥之全資附屬公司Paul Y. Project Management International Limited訂立一項項目管理服務協議，內容有關為位於中國北京順義區李橋鎮工業園之發展項目提供項目管理服務，為期五年及酬金總額不超過9,000,000港元。交易之進一步詳情載於二零零二年七月九日發表之公佈；

i. 於二零零二年七月十五日，由（其中包括）本公司、法國巴黎百富勤證券有限公司（「百富勤」）、金利豐證券有限公司（「金利豐」）、Calisan Developments、威倫及連克農先生就按於二零零二年八月七日每持有兩股現有股份可獲配一股配售股份之基準之配售新股訂立之包銷協議。交易於二零零二年八月完成。百富勤及金利豐將會收取一項佔配售股份總發行價2.5%之佣金。有關交易之進一步詳情載於二零零二年七月十五日發表之公佈；

j. 由本公司、中國發展集團有限公司（「中國發展」，於香港註冊成立之有限公司，其股份於聯交所上市）與本公司之一間全資附屬公司Grand Orient Limited（「Grand Orient」）於二零零二年八月二十一日訂立之債務重組協議，據此(i)本公司已有條件同意於協議完成時授予中國發展一項約達48,600,000港元之新貸款融資；(ii)Grand Orient已同意於協議完成時，就中國發展根據中國發展（作為借款人）與Grand Orient（作為貸款人）所訂立之五項貸款協議償還到期及應付予Grand Orient之所有及任何款項約55,900,000港元（包括本金、本金之應計利息或其他款項）授予中國發展豁免。債務重組協議須待（其中包括）下列條件達成後，方告作實：(i)中國發展（作為賣方）與Sum Cheong Corporation Pte Ltd.（「Sum Cheong」）之董事孔憲基博士（「孔博士」）（作為買方）於二零零二年八月二十一日訂立之買賣協議完成，據此，孔博士已同意購入58,000,000股Sum Cheong普通股及(ii)Sum Cheong向中國發展發行可換股票據，據此，中國發展將會有權轉換至CP-Sum Cheong (China) Pte Ltd.之50%股本權益。交易於二零零二年十月完成；

k. 本公司、錦興及東方魅力集團有限公司（「東魅」）（作為賣方）與買方陽光文化媒體集團有限公司（「陽光文化媒體」）於二零零二年十一月二十三日訂立一份有條件買賣協議（「買賣協議」），出售91,635,700股現代旌旗股份（「待售股份」）、總值3,050,000港元之現代旌旗認股權證（「待售認股權證」）及現代旌旗集團於買賣協議完成時欠付本公司全資附屬公司Glory Dynamic Limited（「Glory Dynamic」）之部份尚餘負債之股東貸款15,504,800港元予陽光文化媒體。陽光文化媒體向本公司（或其代名人）發行549,814,200股新陽光文化媒體股份之方式作為待售股份之代價，而就待售認股權證而言，則於完成時以現金1.00港元作代價，另外待售貸款之代價由完成日期起計兩個曆年屆滿時，由陽光文化媒體按每股陽光文化媒體股份0.10港元之價格，向本公司（或按其可能指示之人士）發行155,048,000股新陽光文化媒體股份之方式支付。交易於二零零三年一月完成。交易之進一步詳情載於二零零二年十二月九日發表之公佈；

l. Glory Dynamic、Genius Ideas Limited、東方魅力管理有限公司、東魅、成報報刊有限公司(「成報報刊」)及現代旌旗於二零零三年一月二十四日就若干償還及豁免現代旌旗(及／或其附屬公司)欠付(其中包括)Glory Dynamic之股東貸款40,000,000港元以及根據償還契據所述之條款及條件修改該等貸款之條款所訂立之償還契據(「償還契據」)。交易之進一步詳情載於於二零零二年十二月九日發表之公佈；

m. 成報報刊、陽光文化媒體及Glory Dynamic於二零零三年一月二十四日所訂立之轉讓契據(「轉讓契據」)，據此，根據轉讓契據所載之條款，Glory Dynamic同意出售及轉讓予陽光文化媒體及陽光文化媒體同意購買及接納Glory Dynamic轉讓Glory Dynamic之全部權利、擁有權、利益及權益及為數15,504,800港元之待售貸款。交易之進一步詳情載於於二零零二年十二月九日發表之公佈；

n. CEL作為賣方與寧夏銀川橡膠廠作為買方於二零零三年一月八日就以人民幣35,000,000.00元(相當於約33,000,000港元)之代價，建議悉數出售於銀川中策(長城)橡膠有限公司(由CEL持有)之51%股本權益所訂立之一項有條件買賣協議。交易已於二零零三年二月完成。交易之進一步詳情載於二零零三年一月九日發表之公佈；

o. CEL作為賣方與杭州工商信託投資股份有限公司作為買方於二零零三年六月十五日就以人民幣164,659,656.90元(相當於約155,178,265.00港元)之代價，建議出售於杭州中策橡膠公司(由CEL持有)之25%股本權益所訂立之協議。交易之進一步詳情載於二零零三年六月十七日發表之公佈；及

p. 本公司、中國發展及Grand Orient於二零零三年七月二十五日訂立還款契據，以最多20,000,000港元償還及解除彼等各自在二零零三年三月三十一日之債務約52,400,000港元之所有責任及債務。

6. 服務合約

於二零零三年六月八日(即收購建議期間開始之日)前六個月內，中策集團任何成員公司或中策任何聯營公司概無任何有效期為十二個月以上及仍生效之董事服務協議，另概無任何董事訂立或修訂與中策集團任何成員公司或中策任何聯營公司之任何服務合約。

7. 訴訟

於最後實際可行日期，中策或其任何附屬公司概無涉及重大訴訟或仲裁事宜，而據中策董事所知，中策或任何其他中策集團成員公司亦無尚未解決或面臨提出之重大訴訟或索償事宜。

8. 其他事項

(a) 概無為任何中策董事提供任何利益，以作為就該等收購建議失去職位或其他方面之補償。

(b) 於最後實際可行日期，任何中策董事與任何其他人士間概無存在任何須視該等收購建議之結果或與此有關之其他事項而定之任何協議、安排或諒解。

(c) 於最後實際可行日期，收購人並無訂立任何中策董事擁有重大個人權益之任何重大合約。

(d) 陳玲女士(中策購股權之持有人)已向收購人承諾其將會接納購股權收購建議。倘該等收購建議失效，該承諾將終止。陳玲女士並無於中策股份及/或中策認股權證中擁有任何權益。

(e) 除陳國強博士及陳玲女士外，概無中策董事於中策之任何證券中擁有實益權益。

9. 同意書及專業資格

以下為專業機構之資格，其意見或建議載列於本文件中。

名稱	專業資格
第一上海	根據證券及期貨條例第6類受規管活動(就企業融資提供意見)之視作持牌法團
德勤•關黃陳方會計師行	執業會計師

第一上海及德勤•關黃陳方會計師行各自提交及並無撤回其發出本文件之書面同意書，述及其名稱及函件或報告按其各自出現之形式及內容納入本文件中。

10. 一般資料

(a) 中策之董事為陳國強博士、Yap, Allan博士、李華健先生、周美華女士、陳玲女士、陳國鴻先生(陳國強博士之替任董事)、呂兆泉先生(Yap, Allan博士之替任董事)、卜思問先生及馮蘊瑤女士。

(b) 中策之公司秘書為陳欣欣女士，彼為特許秘書。

(c) 中策之股份及認股權證過戶登記處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(d) 本文件之中、英文本如有任何歧異，概以英文本為準。

11. 備查文件

下列文件可於收購建議期間之一般辦公時間內，於中策之辦事處(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱。

(a) 中策之公司組織章程大綱及細則；

(b) 截至二零零二年十二月三十一日止兩個年度各年之年報；

(c) 第一上海之意見函件；

(d) 獨立董事函件；

(e) 本附錄「重大合約」一段所述之重大合約；

(f) 本附錄「同意書」一段所述之同意書；及

(g) 本附錄「其他事項」一段所述之陳玲女士所作出之承諾。